1/4

07020445

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electricité de France S.A.

*CURRENT ADDRESS 22-30, avenue de Wagram

75382 Paris Cedex 08

France

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 24 2007

THOMSON FINANCIAL

FILE NO. 82- 35054 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/19/07

Exhibit B.1



EDF GROUP
ANNUAL REPORT 2005

EDF Médiathèque – Cécil MATHIEU

Group profile



EDF Médiathèque – Sylvain LARNICOL/Le Fil Rouge

€51.05 BILLION
in sales

130,776 MWe
of installed generation capacity (98.922 GW in France including the French overseas departments and Corsica)

40.2 MILLION
customers worldwide, of which 36.7 million in Europe and 28 million* in France

*Corporate figure.

161,560 EMPLOYEES
(at 12/31/05) in the world of which [illegible] in Europe (excluding Dalkia)

EDF INSTALLED CAPACITY WORLDWIDE (IN MWe)


596
0.46%
23,951
18.31%
65,782
50.3%
40,447
30.93%
Nuclear
Fossil-fired
Hydro
Renewables excluding hydro

EDF GENERATION WORLDWIDE (IN GWh)


49,583
7.74%
1,333
0.21%
137,757
21.52%
451,574
70.53%
Nuclear
Fossil-fired
Hydro
Renewables excluding hydro

This page and next, consolidated figures as of 12/31/2005.

Group profile

The EDF Group is a leading player in the European energy industry, present in all areas of the electricity value chain, from generation to trading, and increasingly active in the gas chain in Europe.
Leader in the French electricity market, the Group also has solid positions in the United Kingdom, Germany and Italy.
In the electricity sector, it has the premier generation fleet and customer portfolio in Europe and operates in strategically targeted areas in the rest of the world. The Group is also the leading network operator in Europe, giving it a sound business model, equally balanced between regulated activities and those open to competition.

EDF GROUP CUSTOMERS (IN MILLIONS)


40.2
36.7
28
WORLDWIDE
EUROPE
1
2
3

- Customers worldwide
- Customers in Europe, EDF Group core market
- Customers in France for EDF SA

NET INCOME UP BY MORE THAN 100% COMPARED WITH 2004 (IN € MILLIONS)


x 2
2004*
pro
froma
2005

** Integrating the effects of the law of August 9, 2004.*



EDF Médiathèque – Stéphane DE BOURGIES

Chairman's statement
Pierre Gadonneix

2005 was, in many respects, a crucial year for EDF: growth in sales and a doubling of net income, the opening of the capital, the stepping up of our strategic development plan focused on Europe, a new public service agreement in France. It was also a crucial year for the energy world, with the spectacular increase in oil and gas prices.

For the first time, our sales exceeded the €50 billion mark, reaching €51.05 billion, a growth of 10.6% on the 2004 pro forma figure, while our net income soared from €1.6 billion to €3.24 billion, driven by all areas and companies within the Group. The €13 billion of EBITDA, the reduction in net debt from €26.9 billion at the end of 2002 to €18.6 billion, the increase in our shareholders' equity from €9 billion at the end of 2004 to €19 billion, all the financial indicators show that the EDF Group has recovered its margin for maneuver in financing its growth and its strategic development plan.

This industrial project is underway: we have delivered on commitments made.

We have launched a massive program of industrial investment to respond to electricity demand growth in France and in Europe. Our continent is once again entering a phase of renewal and development of its generation fleets. We are ready for this electricity market thanks to the relaunch in our investments: the pilot EPR nuclear reactor at Flamanville, currently the subject of public debate, the progressive return to service of 2,600 MW of peak capacity, the gas turbine project for 500 MW, a hydropower project at Gavet, a massive wind power investment program, increased investment in the electricity transmission grids.

We have strengthened our positioning in Europe. In Italy, we removed the obstacles to our Edison shareholding by finding a partner, AEM Milan, with whom we took joint control of the company. In Germany, we are present in EnBW's share capital, at parity with OEW, the consortium of Bade Wurtemberg's local authorities. As announced, we undertook our withdrawal from Latin America with the disposal of Edemsa and 65% of Edenor's capital in Argentina.

This aggressive implementation of our strategy was convincing, at the time of the opening of EDF's capital at the end of 2005, to more than 5 million individuals and institutions, including close to 130,000 of the Group's employees, who became EDF shareholders, contributing capital of €6.35 billion, in the largest transaction ever executed on Euronext.

The EDF Group leaves 2005 stronger than ever.

We have signed, with the French State, an innovative Public Service Agreement, which brings together all our public service missions and details their financing. This clarification had a doubly beneficial effect: a reminder that we remain more committed than ever before to our quality public service agreement and more visibility for investors on the framework for our activities.

The EDF Group leaves 2005 stronger than ever. It has at its disposal one of the most efficient and competitive generation fleets in the world, which can operate largely independently of fossil energy, producing 95% of electricity without incidence on CO_2 emissions.

We have the confidence of more than 36 million customers in Europe, of which 28 million in France. Our dual offers of electricity and gas to eligible customers in France are growing steadily. Edison, the number two player in the Italian gas market, strengthens the Group in this area where EnBW and EDF Energy are already very active.

Our Group is focused on the four main European markets, France, Germany, the United Kingdom and Italy, where it has leadership positions, with positions in Switzerland and several key Central European countries. Present across the whole value chain, the Group is supported by a business model balanced between regulated and deregulated activities on one hand, and generation and supply on the other.

For 2006, our Group is mobilizing around four strategic priorities

The first is to prepare for full opening of the French market on July 1, 2007, by focusing on the quality of customer service and the implementation of the Public Service Agreement. We are leveraging off experience acquired elsewhere by the Group, notably in the British market, the most deregulated in Europe, where EDF Energy has become a reference company.

The second is to continue with our development and realize our investment program, in transmission networks and generation in France, in wind power across Europe and the French overseas departments and also in the consolidation of our positions in the gas business.

Our third challenge is to continue to improve our performance as a Group in all areas, both operationally and financially, and with regard to safety and security at our facilities.

The fourth is a strong social and managerial objective to consolidate the Group's international scale, to increase internal mobility and to attract and retain talent.


EDF Médiathèque – Stéphane DE BOURGIES

At a time when the European energy market map is seeing a significant move towards the concentration required for the renewal of investment in generation, the EDF Group is a leading player. Its regional reach and business model already make it a truly European group, well prepared to secure energy supplies for its customers and the communities it serves, in the context of continued scarcity and high cost of energy. Our Group owes the successes of this historic year to its employees, whom I'd like to take this opportunity to thank, but also to the trust of its customers, of the public authorities and of investors. We will be working to continue to be worthy of this trust by delivering on our project, which targets development and success over the long term.

EDF, the European energy market leader and the leading electricity company in the world is, beyond any doubt, **the leading company for the post-oil era.**



IPO: 5 million subscribers

The Group aims to build a long-term relationship with its shareholders, earning their confidence through clear and transparent information.

Breakdown of EDF's* capital stock at January 30, 2006


Other investors
10.8%
Employees
1.9%
French State
87.3%

**Following exercise of the over allocation option by the banks and settlement and delivery of the shares acquired by current and former employees from the French State.*

A massive showing of confidence

The opening of the capital, launched on October 28, 2005, attracted more than five million subscribers, of which close to 130,000 current and former employees of the Group as well as large institutional investors. It was the largest flotation ever done on the Paris Stock Market, whether in terms of funds raised or popular success. It was also the second largest Stock Market flotation in 2005 worldwide.

On December 19, 2005, the share was included in the CAC 40 index, with one of the largest market capitalizations of the Paris exchange (Euronext Paris).

New composition of EDF's capital stock

Following the opening of the capital, the total number of shares comprising EDF's capital stock was 1,822,171,090, of which 87.3% held by the French State, 10.8% by the public (institutions and individuals) and 1.9% by current and former employees of the Group.

A direct and transparent relationship with shareholders

In addition to the dedicated website for investors and institutions, EDF has created an area on its edf.com site for individual shareholders, with information on the share price, the calendar of forthcoming events and documentation. EDF has established a Shareholder Relations department which can be reached at the following email address actionnaires@edf.fr or by telephone on a toll free number 0800 00 0800.

Shareholder information calendar

FEBRUARY 14, 2006: Joint Ordinary and Extraordinary Shareholder Meeting approved the appointment of six directors and the modification of the articles of association.
FEBRUARY 23, 2006: presentation of the EDF Group's 2005 results to the press and to financial analysts.
JUNE 2006: Ordinary General Shareholder Meeting on the 2005 financial statements.


Ouverture du capital d'EDF
Bienvenue chez vous

Presentation to individual shareholders, in Lille, in November 2005.





SHARE PRICE CHART BETWEEN THE FLOTATION AND JANUARY 31, 2006


Price index 100 at November 21, 2005
116
112
108
104
100
96
EDF
CAC 40
11/21/05
11/25/05
11/29/05
12/03/05
12/07/05
12/11/05
12/15/05
12/19/05
12/23/05
12/27/05
12/31/05
01/04/06
01/08/06
01/12/06
01/16/06
01/20/06
01/24/06
01/28/06
01/31/06



EDF Médiathèque – Julien DANIEL

A European
energy Group



FRANCE

EDF SA (France + Corsica + French overseas departments)
Sales: €30,126 million (EDF + RTE)

Installed capacity and generation
- Installed capacity: 98.8 GW, of which 63.1 GW nuclear, 20.4 GW hydro and 15.3 GW fossil-fired
- Generation: 493.9 TWh

Sales and marketing
- 28 million customers
- Electricity sales to end customers: 408.2 TWh
- Sales of natural gas: 0.3 Gm³ (excluding Dalkia)

Electricity distribution / regulated activities
- Electricity distribution through EDF Network Operator and EDF Gaz de France Distribution: 1,246,000 km of medium and low voltage lines (including Corsica and overseas departments), 32.5 million sites connected

RTE EDF-Transport SA (100% EDF) / regulated activities
Around 100,000 km of high voltage and ultra-high voltage grid

Dalkia Holding (EDF 34%, Veolia Environnement 66%)
Energy services

EDF's transmission subsidiary.

BELGIUM

EDF Belgium
- Electricity sales: 3,422 GWh
- Generation drawing rights: 481 MW

UNITED KINGDOM

EDF Energy (EDF 100%)
Sales contribution: €6,674 million

Installed capacity and generation
- Installed capacity: 4.8 GW
- Generation: 22.9 TWh

Sales and marketing
(via London Energy, Seeboard Energy, Sweb Energy and EDF Energy)
- 5.1 million customer accounts (of which 1.2 million for gas)
- Electricity sales: 52.7 TWh
- Gas sales and internal consumption: 3.3 Gm³

Regulated activities
- Distribution via Eastern, London, South East: number 1 in the country with 7.8 million sites connected and 89 TWh distributed
- Grid: 174,850 km low, medium and high voltage

EDF Trading (EDF 100%)
Energy trading for the Group's own account in Europe
Sales contribution: €431 million

Volumes traded
- Electricity: 1,200 TWh
- Natural gas: around 150 Gm³
- Coal: around 240 Mt
- Oil: 180 Mb (financial products only)

SPAIN

Hispaelec Energia (EDF 100%)
Sale of electricity to large customers: 0.4 TWh

SWITZERLAND

Atel Group (EDF 14.44% of capital and 21.23% voting rights)
- Installed capacity: 3,700 MWe and 647 MWth
- Number of customers: 121,000

Figures as of 12.31.2005.


GERMANY
EnBW
(45.01% EDF held, 46.12% interest and votes)
Sales contribution: €5,005 million
Installed capacity and generation
• Installed capacity: 14.02 GW, of which 4.843 GW nuclear, 3.226 GW hydro, 5.919 GW fossil-fired
• Generation: 73.6 TWh
Sales and marketing (corporate figures):
• Around 5 million customers
• Electricity sales: 106.7
• Gas sales: 8.4 Gm
Regulated activities
• Grid: 152,474 km of low, medium and high voltage lines
POLAND
ECK Cracovie, ECW, Kogeneracja, Rybnik, Zielona Gora
Installed capacity and generation (electricity and heating)
• Installed capacity: 3,169 MWe and 3,874 MWth
• Generation: 15,036 GWh of electricity and 30,650 TJ thermal
ITALY
Edison (EDF 51.58% of capital and 50% voting rights)
Sales contribution: €1,010 million
Installed capacity and generation (corporate figures)
• Installed capacity: 6.6 GW (excluding Edipower), 10 GW with Edipower
• Generation: 44.7 TWh
Sales and marketing
• Electricity sales: 52.7 TWh (16% of the total market and 17.3% of the regulated market)
• Gas sales (16% of the market) and internal consumption: 13.1 Gm
Fenice (EDF 100%)
Sales contribution: €480 million
Electricity generation facilities, electricity transmission grids and environmental assets associated with industrial sites
SLOVAKIA
SSE (EDF 49%):
Distribution and sale of electricity (around 30% of the market)
• 695,000 customers
• Electricity sales: 6.3 TWh
HUNGARY
BERt (EDF 95.57%)
Sales contribution: €155 million
Installed capacity and generation
• Installed capacity: 392 MWe and 1,724 MWth
• Generation: 1,530 GWh of electricity, 9,136 TJ thermal
Demasz (EDF 60.91%)
Sales contribution: €367 million
Distribution and sale of electricity (11.5% of the market)
• 765,000 customers
• Electricity sales: 3.9 TWh

Selecting opportunities **worldwide**



UNITED STATES

EnXco (EDF 50%)
- Wind power generation: 383 MWe in operation

MEXICO

- Electricity generation: 5 combined cycle gas plants (2,232 MWe installed)
- Gas transport: Gasoducto del Rio (410,000 GBtu/day)

BRAZIL

Light (EDF 89.57%)
- Sales: €1,629 million
- Hydro generation: 852 MW installed, 4,230 GWh generated
- Distribution and sale of electricity to 3.4 million customers
- Grid: 42,663 km

Norte Fluminense (EDF 90%)
- Installed capacity: 780 MWe

MOROCCO

Compagnie Eolienne du Detroit (EDF 84.5%)
- Wind power electricity installed capacity: 50 MW

Temasol (EDF 50% at parity with Total)
- Rural electrification based on photovoltaic panels

IVORY COAST

Azito gas-fired plant
- Installed capacity: 300 MWe

SOUTH AFRICA

PNES (EDF 50% at parity with Eskom – Phambili Nombane)
- Distribution and sale of electricity (60,000 customers)

CHINA

Figlec (EDF 100% Laibin power plant)
- Installed capacity: 720 MWe

Shandong Zonghua Power Company (EDF 19.6%)
- Installed capacity: 3,000 MWe

VIETNAM

Meco (EDF 56.25% Phu-My power plant)
- Installed capacity: 715 MWe

LAOS

Nam Theun Power Company (EDF 35%)
- Hydro generation: 1,070 MW (power plant under construction)

Figures as of 12.31.2005.

Market and business **developments**

An optimal, environmentally sound generation mix with low exposure to rising fossil fuel prices.

The year was characterized by significant moves in the main variables of the European energy market.

- An increase in the oil price, driven by strong world growth, reaching a range of $50-$70/barrel. The oil price has a direct impact on the natural gas price.
- Volatility of CO_2 emission certificate prices, which soared up from less than €10/tonne at the beginning of 2005 to nearly €30/tonne in July and decreased slightly to above €20/tonne at the end of 2005.

These moves had a significant impact on the setting of electricity prices:

- Continued rise in wholesale prices, quoting at high levels;
- Strengthening of the link between the natural gas price and the electricity price, resulting from the quotation of CO_2 certificates and the predominant share of natural gas in new electricity plant projects;
- Convergence confirmed of electricity prices between France and Germany (with prices currently above €50/MWh), a large part of the rest of Europe aligned around these markets.

TRENDS IN ELECTRICITY AND ENERGY MARKET PRICES FOR 2004-2005 IN THE THREE MAIN EUROPEAN COUNTRIES


Price index 100 at January 1, 2005
280
260
240
220
200
180
160
140
120
100
80
Dec. 03
Jan. 04
Feb. 04
March 04
April 04
May 04
June 04
July 04
Aug. 04
Sept. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
Aug. 05
Sept. 05
Oct. 05
Nov. 05
Dec. 05
Electricity in France: Platts** average index baseload year ahead (France) (€/MWh).
Electricity in UK: see above.
Electricity in Germany: see above.
Brent: reference IPE crude price (€/Mt).
Coal: Argus-McCloskey average index*, "CIF ARA" year ahead (Rotterdam) (€/Mt).
Gas: Platts** October annual (UK) (€/MWh).
* Courtesy* 2005 Argus Media Ltd.
** Courtesy* 2005 The McGraw-Hill Companies.

CO_2 EMISSIONS PERMITS


(€/t)
30
25
20
15
10
5
0
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
Aug. 05
Sep. 05
Oct. 05
Nov. 05
Dec. 05
Source: Argus.

Key figures

EDF net consolidated income doubled on the 2004 level to reach €3.2 billion with a considerable improvement of financial indicators.

Net income more than doubled compared with 2004


Net income: contribution per country
(in € millions)
1,729
475
152
396
1,180
35
1,607
1,501
442
224
870
131
74
3,242
France
UK
Germany
Rest of Europe
Latin America
Asia
France
UK
Germany
Rest of Europe
Latin America
Asia
2004 pro forma
2005

Net income was up 102% on the 2004 figure, rising to €3,242 million (pro forma). All geographic regions in which the Group is active made positive contributions to this result. For the first time, net income was not depressed by significant asset write-downs.

Sales up by 10.6%

(in € millions)


+ 10.6%
46,150
51,051
2,115
2,869
Rest of world
15,332
18,056
Europe (excluding France)
28,703
30,126
France*
2004 pro forma
2005

(%)	Change	Organic growth	Scope and method	Foreign exchange
Sales	+ 10.6	+ 8.3	+ 1.7	+ 0.6
France*	+ 5.0	+ 4.0	+ 1.0	–
Europe excluding France	+ 17.8	+ 13.2	+ 4.3	+ 0.3
Rest of world	+ 35.7	+ 30.6	– 6.9	+ 12.0

Contributions from EDF SA and RTE.

Group sales reached €51,051 million in 2005. At constant scope, method and exchange rates, sales were up by 8.3%. This growth was driven by more buoyant business in Europe and an increase in wholesale energy prices.

EBITDA reaches more than €13 billion

(in € millions)


+ 3.6%
12,558
13,010
521
684
Rest of world
3,517
3,867
Europe (excluding France)
8,520
8,459
France*
2004 pro forma
2005

(%)	Change	Organic growth	Scope and method	Foreign exchange
EBITDA	+ 3.6	+ 4.9	– 1.9	+ 0.6
France*	– 0.7	+ 3.1	– 3.8**	–
Europe excluding France	+ 10.0	+ 6.8	+ 3.1	+ 0.1
Rest of world	+ 31.3	+ 21.7	– 3.6	+ 13.2

**Contributions of EDF SA and RTE. **Including capital increase reserved for employees-IFRS 2*

EBITDA rose by 3.6% on a reported basis and by 4.9% at constant scope, method and exchange rates. This growth was made possible in part by productivity gains resulting from the Altitude program. In France, organic EBITDA trended along the same lines as sales. In Europe, however, the sharp increase in energy prices, although partially passed on to customers, weighed on EBITDA growth. Elsewhere in the world, growth was driven by the commissioning of new plants and tariff increases.

Key figures

Key figures for France

(in € millions)	2005	2004 pro forma	Change (%)	Organic growth
Sales	30,126	28,703	+5.0	+4.0
EBITDA	8,459	8,521	–0.7	+3.1
EBIT	4,827	4,889	–1.3	+5.4
Net income	1,501	1,729	–13.2	+5.7

Organic EBITDA rose by 3.1% and net income by 5.7%.

Close to two-thirds of the sales growth achieved in France was attributable to volume growth and an expanded product offer, and the balance to higher wholesale prices. Net income reached €1,501 million, i.e. 13.2% less than in 2004. Stripping out charges linked to employee shareholdings (in accordance with IFRS 2), organic growth in net income was 5.7%. Note that RTE was made an EDF subsidiary on August 30, 2005 retroactive as of January 1, 2005, with no impact on the consolidated accounts.

Key figures for international businesses

(in € millions)


Total (Edison over 3 mo.)
UK
Germany
Rest of Europe
Rest of World
Sales
19.8%
17,447
20,925
12.0%
5,957
6,674
8.2%
4,627
5,005
34.3%
4,748
6,377
35.7%
2,115
2,869
EBITDA
12.7%
4,037
4,551
–0.5% (+1.5%*)
1,376
1,369
0.2%
903
905
28.9%
1,237
1,593
31.2%
521
684
Net income
–122
1,741
–6.9%
475
442
47.4%
152
224
120%
396
870
–1,145**
205
2004 pro forma
2005

*At constant scope and exchange rates.

** Of which write-downs: €1,060 million.

Trend in net debt in 2005

(in € billions)


IFRS: + 0.6
19.7
20.3
- 7.4
Free cash flow
+ 7.1
Edison
3.8
Cash-balancing payments, pensions and Marcoule
- 0.7
Disposals
+ 0.4
Dividends
Change + 0.8
Foreign exchange + 0.3
Dedicated assets
Other + 0.4
- 6.35*
Capital increase
18.6
12/31/04 01-01/05
Net debt
Net debt at end-2005

*€6.35 billion = funds raised, or €6.2 billion net of bank charges (included here under "Other").

Net debt was reduced by 8.6% to €18.6 billion. The reduction occurred after EDF took joint control of Edison and staged a capital increase. The Edison acquisition was funded with free cash flow generated during the year.

Group equity

(in € millions)


8,436
au 31.12.04
Impact of IFRS 32-39 as of 01/01/05
636
9,072
Impact of IFRS 32-39 in 2005
2005 fiscal year operating events
3,242
Annual income
Dividends
- 374
220
Currency inversion effects & other*
6,350
Capital increase
19,161
Situation as of 01/01/05-IFRS
Situation as at 12/31/05-IFRS

*Of which €329 million of charges related to the capital increase reserved for employees, counterbalanced by an increase in EDF's equity (IFRS2).

Group equity more than doubled in 2005 thanks to the capital increase staged late in the year and the annual earnings contribution. With operating cash flow up by 6%[1] and net debt down by 8.6%[1,2], EDF now has more leeway to pursue its industrial project and investment program.

1. 2005 figures compared with pro forma figures for 2004 integrating the impact of the law of August 9, 2004.

2. Figures at December 31, 2005 compared with pro forma figures for 2004 integrating the impact of the application of IAS 32 and 39 on January 1, 2005.

Commitments / initiatives 2005

Commitments in the strategic development plan	Progress in 2005
Relaunching investment in the generation fleet	
Prepare for the renewal of the nuclear generation fleet	• Launch of the Public Debate as prescribed by French law into the construction of an EPR pilot at the Flamanville site October 19.
Preserve the potential for hydro	• Programming of works to landscape the Gavet site (Board of Directors decision of May 25).
Build peak capacity	• Decision to bring four decommissioned fuel oil units (2,600 MW) back into service and to build 500 MW of combustion turbines (Board of Directors of May 25).
Develop the renewable energy business	• EDF Energies Nouvelles brings into service two wind power facilities in Greece and Crete representing 45 MW. • Completion of the construction of the biomass plant at Lucena, in Spain (26 MW). • Increase in the shareholding in Total Energie, which becomes Tenesol (50/50 with Total), photovoltaic assembler (May 12).
Preparing for full market opening in 2007	
Fully guarantee the independence of the network operators	• Code of conduct for the EDF distributor transmitted to the CRE (*) (June 2). • Spin-off of RTE transmission entity which becomes RTE EDF-Transport in September.
Guarantee the public service missions	• Signature with the French State of a new public service contract, bringing together all of EDF's commitments and detailing their financing.
Roll out a dual natural gas and electricity offer in France	• Launch of the gas offers in France with non residential customers 1,300 sites(**) supplied.
Roll out the energy services	• Launch of the service offers focused on energy savings in France (with the *Optimia®* and *Di@lège®* diagnostics, etc.).
Adapt information systems and marketing channels	• Creation of a transverse project team: *Projet résidentiel* (Residential Project).

(*) *Energy Regulation Commission.*
(**) *Site: delivery point.*

Commitments in the strategic development plan	Progress in 2005
Consolidating positions in neighboring European countries	
Germany – Increase the holding in EnBW	• Holding increased to 45.01% into line with OEW.
Italy – Reach a balanced solution for Edison	• Strengthening of EDF's presence in Edison via joint control with AEM Milan (Board of Directors of May 6). • Commission approval for the Edison transaction (August 12).
Switzerland – Consolidate the position in ATEL	• Signature of agreements for the acquisition of 17.3% of Motor Columbus share capital, the holding company controlling ATEL (September 29).
Bolster gas positions in France and in Europe	• Taking of joint control, alongside AEM Milan, of Edison, a gas player positioned across the whole gas value chain. • Signature of medium/long term supply contracts with Gaz de France and ENI.
Generate value from expertise outside Europe	• New contract for the sale of engineering services in China for the Ling Ao 2 nuclear plant (April 21). • In Lebanon, new contract for the sale of high voltage cable and sub-station engineering services (December 6).
Regaining financial room for maneuver	
Open EDF's capital	• Capital increase for the gross amount of €6.35 billion.
Improve operational performance and bolster financial flexibility	• EBITDA of €13 billion, a 3.6% increase – Net income multiplied by 2 to €3.2 billion (*) – Operational cash flow at €9.5 billion, a 6% increase (*) – Net debt of €18.6 billion, a reduction of 8.6% (*) (**)
Withdraw from positions offering few synergies with the rest of the Group	• Disposal of Edemsa in Argentina (March 30). • Disposal of 65% of Edenor's capital in Argentina (Board of Directors of June 29). • Sale of two Egyptian power plants built in 2003 executed in March 2006. • Sales of the Austrian subsidiary ASA, industrial and household waste management company, in March 2006.
Mobilizing employees	
Corporate social responsibility	• CSR agreement (signed on January 24). • Agreement on incorporating the disabled into the workforce (February 24). • Agreement on the consultation process relating to reorganizations (April 5). • Agreement on professional development for mandated representatives (December 9).
Share the benefits of growth	• Profit sharing agreement (June 3). • Pay agreement (June 6).
Employee shareholders	• Near to 130,000 current and former EDF employees subscribed to the company's capital increase (November 21).

(*) 2005 figures compared with pro forma figures for 2004 integrating the impact of the law of August 9, 2004.
(**) Figures at December 31, 2005 compared with pro forma figures for 2004 integrating the impact of the application of IAS 32 and 39 on January 1, 2005.



EDF Médiathèque – Tristan PAVIOT

Forging an industrial model that creates value.


EDF

EDF Médiathèque - Cécil MATHIEU

EDF Group

A growing Group

Consolidated positions
The EDF Group undertook a complete transformation and began work on its strategic development plan, drawn up at the end of 2004 and approved by its Board of Directors in January 2005.
In France, it clarified its relationship with the French State through a public service agreement, specifying its public service missions and detailing their financing. In Europe, it continued its development in consolidating its positions in the main markets, particularly in Germany and in Italy. More and more potential synergies are being released between its businesses and companies, driving growth and reducing costs.
A major improvement in its financial results testifies to a marked increase in productivity.
A start has been made on the disposal of non-strategic shareholdings.
Thanks to this strong momentum, the company was able to open its capital in good conditions. Mobilizing more than five million subscribers, this transaction was one of the largest of the year worldwide.

A project well underway
The Group has thus rebuilt the margin for maneuver necessary to deliver positive results from its strategic development plan. The latter, focused on Europe, aims to strengthen the Group's leadership position in the energy markets. It is a growth plan which provides for substantial investment in electricity generation and development in the gas chain. The Group is supported by its R&D and engineering, embedded in its activity. It is mobilizing its teams, their expertise and adaptive capacity to progressively build a greater whole moving towards a shared future.

Corporate **governance**

Executive Committee (as of March 20, 2006)

Pierre Gadonneix
Chairman and CEO of EDF

FINANCE
Daniel Camus
Chief Financial Officer

HUMAN RESOURCES AND COMMUNICATIONS
Yann Laroche
Chief HR and Communications Officer

INTEGRATION AND DEREGULATED OPERATIONS IN FRANCE
Jean-Louis Mathias
Chief Operating Officer

CUSTOMERS
Jean-Pierre Benqué
Senior Executive Vice President

GENERATION
Bernard Dupraz
Senior Executive Vice President

REGULATED OPERATIONS IN FRANCE
Michel Francony
Senior Executive Vice President

STRATEGY AND COORDINATION
Dominique Lagarde
Senior Executive Vice President

INTERNATIONAL INDUSTRIAL AND PUBLIC AFFAIRS
Bruno Lescœur
Senior Executive Vice President

INTERNATIONAL OPERATIONS
Gérard Wolf
Senior Executive Vice President

EnBW
Utz Claassen
Chairman of the Board of Directors

EDISON
Umberto Quadrino
Managing Director

EDF ENERGY
Vincent de Rivaz
Chief Executive Officer



A Board of Directors meeting.

EDF Médiathèque – Julien DANIEL

General management

Management of the company is the responsibility of the Chairman of the Board of Directors, whose full title is Chairman and Chief Executive Officer. Upon the proposal of the Board of Directors, Pierre Gadonneix was appointed Chairman of EDF's Board of Directors by the decree of November 24, 2004. He was reappointed to this function following the shareholders' meeting of February 14, 2006.

The Group's executive management, consisting of the Executive Committee and support functions, defines and oversees Group strategy (with major orientations submitted for approval to the Board of Directors), supervises risk management, monitors performance and activity and cost synergies.

Board of Directors

EDF's Board of Directors determines the orientation of the company's activities and oversees their implementation. It deliberates on all the major strategic, economic, financial and technological orientations concerning the company, and also examines any other matters related to the company's operation, governing such affairs through its deliberations.

After the General Shareholders' meeting of February 14, 2006, in compliance with the Law of July 26, 1983 on the democratisation of public service, as the French State holds less than 90% of the capital of EDF, the Board of Directors continues to have eighteen members: one third representing the French government, one third representing employees, and one third appointed by the shareholders after nomination by the Board of Directors.

Board meetings are also attended by the members of the French State's Economic and Financial Control Commission and the secretary of the Works Council, who have no voting rights.

To carry out its duties, the Board of Directors has set up various committees of selected members:

- The Audit Committee, which issues an opinion on the financial position, the medium-term plan and budget, the annual and half-yearly financial statements, risk monitoring, internal audit and control, and the appointment of Statutory Auditors;
- The Strategy Committee, which issues an opinion on EDF's major strategic orientations (alliances and partnerships, strategic development plan, industrial and sales / marketing policy, strategic agreements, the Public Service Agreement);
- The Ethics Committee, which ensures that ethical considerations are taken into account in the work of the Board of Directors and the management of EDF. It also examines procedural developments at Board level, the draft annual report (excluding the financial statements) and the annual reports of the Mediator and Ethics Advisor.

The Board of Directors of EDF SA (as of April 14, 2006)

Pierre Gadonneix
Chairman and CEO of EDF SA

REPRESENTATIVES OF THE FRENCH GOVERNMENT	MEMBERS APPOINTED BY THE GENERAL ASSEMBLY OF FEBRUARY 14, 2006	EMPLOYEE REPRESENTATIVES	OTHERS PARTICIPANTS
André Aurengo Head of the Nuclear Medicine Department at the Pitié-Salpêtrière Hospital **Bruno Bezard** Deputy Director General of the French State Holdings Agency at the French Ministry of the Economy, Finance and Industry (MINEFI)[1] **Yannick d'Escatha** Chairman and Managing Director of the French Space Research Center (CNES)[2] **Philippe Faure** General Secretary Ministry of Foreign Affairs **François Jacq** Director of demand and energy markets (DIDEME)[3] at the General Directorate for Energy and Raw Materials (DGEMP)[4] of the Ministry of the Economy, Finance and Industry **Philippe Josse** Director of the Budget at the Ministry of the Economy, Finance and Industry	**Frank E. Dangeard** Chairman and Chief Executive Officer of Thomson **Daniel Foundoulis** Consumer advocate Member of the National Consumers Council (CNC) and member of the European Commission Consumer Committee **Claude Moreau** Chairman of the Interministerial Commission "Clean and Energy Efficient Vehicules" **Henri Proglio** Chairman and Chief Executive Officer of Veolia Environnement **Louis Schweitzer** Chairman of Renault's Board of Directors	**Jacky Chorin** Director **Laurence Drouhin-Hoeffling** Director **Alexandre Grillat** Director **Catherine Nédélec** Director **Philippe Pesteil** Director **Marie-Catherine Polo Daguerre** Director	**Charles Coppolani** Chief Controller **Bruno Rossi** Government Controller **René Camporesi** Secretary of the Works Council **Pierre Merviel** Corporate Secretary **Christine Collaert** Executive Secretary to the Board of Directors

1. MINEFI – Ministère de l'Économie, des Finances et de l'Industrie. *2. CNES* – Centre National d'Études Spatiales. *3. DIDEME* – Direction de la DEmande et des Marchés Energétiques. *4. DGEMP* – Direction Générale de l'Energie et des Matières Premières.



Meetings of the Audit Committee and Ethics Committee

EDF Médiathèque – Frédéric SAUTEREAU / EDF Médiathèque – Michaël ZUMSTEIN (2 photos below)



EDF Médiathèque – Ambroise TEZENAS



"2005 marks the realization of two key objectives for the Group. The first was to improve our profitability, on which we delivered: our net income amounted to €3.2 billion in 2005, double the figure for the 2004 financial year. The second was to recover the Group's financial flexibility. Here too, we delivered on our objective: net debt was €18.6 billion at the end of December 2005, compared with close to €27 billion in 2002, and is now lower than shareholders' equity which has more than doubled."
Daniel Camus

A consolidated operational and economic **base**

2005 saw a transformation in the EDF Group. In France, the company confirmed and defined its public service missions with an innovative new agreement, specifying EDF's commitments and how each would be financed. In Europe, in line with its strategic development plan, the EDF Group consolidated its positioning and clarified its relationships with partners in Germany and in Italy. Thanks to performance initiatives from its teams and the release of synergies between its companies, productivity is rising and the Group has been able to report greatly improved operating and financial results. Having started, as announced, the disposal of non-strategic assets, the Group closed the year with a stronger, cleaner balance sheet. With more than five million subscribers, the success of its capital increase testified to the confidence of individual investors, employees and the financial markets in the Group's strategic development plan. A stronger, new-style EDF Group is now looking to the future.



Trader on the trading floor at EDF Energy headquarters in London.

EDF Médiathèque – Michaël ZUMSTEIN

A value-creating industrial model

Developing the upstream/downstream integrated model

At the end of 2004 the Group created the Upstream/Downstream Optimization and Trading Division *(Direction Optimization Amont Aval & Trading* – DOAAT), responsible for maximizing the gross energy margin in marketing and purchasing-sales in wholesale/generation. Faced with the challenge of managing temperature fluctuations or hydropower and generation unit availability, it optimizes all resources whether upstream – diversified generation capacity, wholesale procurement – or downstream – customer contracts, interruptibility capacity, wholesale market sales – to secure supply for all customers and respect the contractual commitments on energy delivery. From long-term investment decisions to day to day management, the optimization of the upstream/downstream gross margin must be achieved whatever the time line. In a context marked by rising prices and increased price volatility – whether in wholesale electricity, fossil fuels or CO_2 – and by unfavorable meteorological conditions the DOAAT showed how much it was capable of in 2005.

EDF Trading's energy trading expertise supports the Group's ability to maximize value from its generation assets in the wholesale markets. Optimization works country by country, or zone by zone, but EDF Trading's goal is, in time, to go global. EDF Trading will make a powerful contribution there as the broker for the Group. Already EDF Trading acts for the parent company and EDF Energy and is the sole trader of the Group's CO_2 permits.

In gas, cooperation initiatives across the Group are very promising and already well underway, especially in supply and the optimal use of infrastructure.

Generating synergies between Group entities

EDF and EnBW stepped up their cooperation on numerous projects: pooled purchasing, engineering cooperation on studies for future fossil-fired power plants and the analysis of joint hydro-power projects on the Rhine. They conducted benchmarking exercises on maintenance costs and nuclear safety and are undertaking a pilot project to jointly operate and maintain the hydro facilities at Iffezheim and Gambsheim. In R&D, EDF and EnBW are working on renewable energies, distributed generation and fuel cells. In Italy, numerous areas for cooperation have been identified: engineering, equipment procurement, sales and marketing to large customers, services, etc.

Cooperation to drive sales

Cooperation initiatives are also being strengthened to support large customers at all their European sites. They are now coordinated, within EDF SA's Customer Division by a European sales manager, responsible for managing, alongside national managements, the sales forces in charge of these large customers, to support them wherever their generation sites may be. Thus the supply contract signed in 2005 by SSE and the automobile manufacturer PSA for its new factory in Slovakia was facilitated by the relationship between PSA and EDF in France.
The sharing of best practice helps to develop product offers and keep their launch costs to a minimum. Thus the *Equilibre* product, on sale in France for several years, has been introduced to the Spanish market. Several products involving derivatives have been developed in France and in the United Kingdom then transposed to the other countries. Energy efficient solutions *(Maîtrise de la Demande d'Énergie* – MDE), which are already very comprehensive in France, are also being introduced elsewhere. A tool for monitoring invoices on a European scale has been developed.

R&D, driving synergies across the Group

Responding to the needs of all divisions and businesses, R&D's mission is to promote synergies. Above and beyond its historic role of attracting talented people and acting as a pool of expertise for nearly all the divisions, it suggests the transfer of methods and tools from one business to another or invites divisions to participate in joint projects.

EDF R&D is also building direct relationships with Group companies. It is cooperating with EDF Energy on five projects concerning energy efficiency, metering and networks. With Edison, which has a laboratory based at Trofarello dedicated to new energy technologies, a framework agreement on cooperation is being drawn up. With Dalkia, R&D undertakes projects linked to industrial electricity usage (cooling, industrial utilities).

A consolidated position in Europe

Consolidating the position in Edison

The Group's development strategy foresaw a refocusing on Europe. This refocusing involved, notably, achieving more clarity on EDF's position in Italy. The Italian authorities guaranteed the lifting of the restriction on the Group's voting rights in Edison.
The company was then able to establish an equal partnership with AEM Milan, Milan's gas and electricity operator, serving more than 1.7 million customers. AEM Milan brought its knowledge of the Italian market to the table in taking joint control of Edison via the Transalpina di Energia holding company, created to this end. These agreements have been approved by the European Commission. As of December 31, 2005, EDF thus held 51.58% of Edison's capital and 50% of voting rights.

Balanced agreement for EnBW

The 2004 strategic development plan also foresaw the clarification of relations with OEW, joint shareholder in EnBW in Germany. Following several increases in shareholdings, EDF and OEW have each held 45.01% since June 30, 2005 of EnBW shares within the joint-control framework defined by a shareholders' agreement. EDF contributes its industrial strength to EnBW, particularly in the development of its generation facilities. OEW, Bade-Wurtemberg's local authority consortium, brings its knowledge of the regional and German national context.



Thanks to its nuclear and hydro facilities, EnBW's generation fleet is the least emitting in Germany. Here, the turbine building of the Philippsburg nuclear plant.

France: optimizing the response to fluctuations in weather conditions

Faced with the cold snap at the end of March accompanied by a persistent drought, EDF was able to meet its customer delivery commitments on the continent and limit any operating cost overruns by deploying all the means at its disposal: calling on generation capacity, contracted interruptions of electricity supply in exports, customer responsiveness, selective purchasing of electricity in the wholesale market, revised shutdown schedule for refueling the nuclear plants.

In Corsica, where as an island the situation proved a greater challenge, black-outs were avoided through load-shedding and back-up solutions were rapidly put into place.

EDF R&D on the move

Know-how at the service of large European customers
EDF R&D has tested, in Europe, the marketing approaches already widely used in France with industrial customers. These include leveraging energy efficiency expertise in the form of progress contracts or research partnerships. These solutions have already been offered to nine large accounts in Germany, Italy and the United Kingdom.

EDF Médiathèque – Philippe BRAULT


In France, the policy of uniform tariffs was reaffirmed in the Public Service Agreement signed between EDF and the French government.

EDF Médiathèque – Jérome GALLAND/Getty Images

A sound European foundation

The Group now has strong positioning in France, in the UK through EDF Energy, in Italy though Edison, and in Germany through EnBW, all market leading companies within their own countries. With Edison, EnBW and EDF Energy, it also has a significant gas business, giving credibility to its gas ambitions in Europe. In addition, the strengthening underway of EDF's position in the Swiss market opens the way, in time, to a 25% shareholding in a new structure integrating ATEL, thus allowing the Group to participate in the creation of an energy market leader in western Switzerland.

The Public Service Agreement: missions and financing clarified

A single agreement covering all public service missions

All the public service missions conferred on EDF by the French State were brought together in a single agreement signed on October 24, 2005. These missions further the French energy policy objectives: independence, supply security, preservation of the environment, low-cost energy and social and regional cohesion. The equal pricing principle and solidarity with low-income customers are reaffirmed. The public service in the field is guaranteed (breakdown assistance, telephone service for customers 24/7). EDF is committed to a high level of safety in industrial facilities, the struggle against greenhouse emissions, the preservation of the environment and sharing in the landscaping of the country.

Clarity and forward-thinking

Each mission is defined and its financial resources identified: contribution to the public service charges for electricity (*Contributions aux charges de Service Public de l'Electricité* – CSPE), tariffs for using the public transmission and distribution networks (*Tarif d'Utilisation du Réseau Public* – TURP) or tariffs for individual customers where increases may not exceed the inflation rate for the first five years[1].

The agreement provides for a revision clause in case of financial imbalance. It also looks beyond the French elections in 2007: the modifications will be determined by the three-year review and possible regulatory and legislative changes.

Significant improvement in all the financial performance indicators

An improvement in operational performance

Sales reached €51.05 billion, an increase of 10.6%. This progression was driven by growth in sales in Europe and by an increase in wholesale energy prices. The Group's EBITDA amounted to €13 billion, an increase of 3.6% due, particularly, to productivity gains generated by the Altitude performance pro-

1. The commitments of the network operators, EDF Réseau Distribution (ERD) and RTE EDF-Transport, are detailed in the two separate sections signed by their Chief Executives.

gram and despite the increased cost of energy and fuel supply.
Group net income doubled, amounting to €3.2 billion.

Altitude performance improvement program: 2005 results ahead of schedule

The Group's performance program launched at the end of 2004 has three main aims: the gradual stabilization of operating expenses in France, the reduction of the working capital requirement and continued productivity gains in the businesses outside France.
It targets a €1 billion increase in the Group's EBITDA on 2004 levels by 2007-2008 (before costs involved in transforming and adapting the company for, notably, full market opening on July 1, 2007). In 2005, the impact of the Altitude program on EBITDA was 20% ahead of the annual target, notably due to significant progress in stabilizing operating expenses in France.
The Group is also targeting a €1.5 billion reduction in Working Capital Requirement (WCR) in the 2005-2007 period. In this second part of the Altitude program, EDF also exceeded its target for the year by 20%, with a reduction of more than €600 million in 2005.
Finally, in the international operations, the Group is continuing to deliver productivity gains, particularly in the United Kingdom and in Germany.

A stronger financial structure

Implementation of pension reform: the situation clarified

The main measures for the reform of the pension scheme for the electricity and gas industries (IEG) were implemented on January 1, 2005:
• The creation of the pension and benefit management body (*Caisse Nationale des Industries Electriques et Gazières* – CNIEG),
• Financial affiliation of the CNIEG with the standard French national social security system.
The financial reform of EDF's pension scheme is financially neutral for customers, private-sector employees and taxpayers.

Increase in shareholders' equity and continued debt reduction

The capital increase launched at the end of the year raised €6.35 billion. Thus, at end December 2005, shareholders' funds reached €19.2 billion. With operational cash flow increasing by 6% to €9.5 billion and net debt down by 8.6% to €18.6 billion, EDF has rebuilt the margin for maneuver needed to support the Group's strategic development plan and its ambitious investment program.

Focus on Europe

Over the year, the Group implemented its strategy of refocusing and consolidating its positions in neighboring European countries: in Italy, shared strategic control of Edison with AEM, the consortium of Milan's local authority operators, and in Switzerland with the agreement on the increased shareholding in Motor Columbus, the holding company controlling ATEL.
In parallel, it began to withdraw from positions representing few synergies with the rest of the Group. This was undertaken with ongoing respect for the continuity of customer service and social and environmental commitments. In Argentina, having sold Edemsa to Iadesa, it sold 65% of Edenor, the electricity distribution-supply company, to the Argentinian investment fund Grupo Dolphin. The Group retains a 25% shareholding in Edenor to which it will sell its technical expertise. The disposal of the other Argentinian assets is underway.
In Austria, on March 8, 2006, the Group sold ADA, the leading waste management company in Central Europe. In Portugal, it sold its 10% shareholding in Tejo, the owner of a coal-fired power plant generating 600 MW.
In Egypt, it sold the Egyptian fossil-fired power plants at Port-Saïd and Suez to Malaysian group Tanjong Energy, a transaction which will close in March 2006.

Sustained growth outlook

Renewed investment

EDF is committed to guaranteeing electricity supply security in France, in systematically replying to calls to tender from the French government and in relaunching its investments: renewable energies, strengthening of the interconnections, securing island energy systems and the distribution network (+ 6% in 2006 and 2007).
With the expected growth in activity and the implementation of the Altitude performance improvement program, EDF is targeting a steady improvement in its performance and in its financial flexibility. The 2005 results confirmed this outlook.
In addition, the Group's objectives include maintaining a high rating in line with its profile and ambition and a stabilization in net debt by 2008 at a level not exceeding that of end 2005.



EDF Médiathèque – Julien DANIEL

"EDF is clearly one of the groups in its sector with the most potential, given its strengths: its European reach, generation fleet, customer portfolio, business model, increasing profitability. EDF also remains a large public service company in France, which is by no means a contradiction. The Group knows there is still room for improvement and is mobilized around enhancing its performance." Jean-Louis Mathias

The deployment of the **strategic development** plan

Europe is faced with the sharp increase in the price of fossil fuels, the costs of environmental measures and a pressing need to renew and develop electricity generation capacity. According to the IEA[1], the need for new capacity in "Europe: 15" amounts to 660 GW between now and 2030, 5 times EDF's current generation fleet. The challenge is not only in terms of industrial capability but of competition and sales: the opening of the European energy markets is leading to a profound restructuring of the sector and the emergence of both new local players and leaders on a European scale. To respond to these challenges, the Group is gearing up, with an ambitious industrial investment program, directed at development and research, as well as meticulous preparation for full electricity and gas market opening on July 2007. Work started in 2005 on the delivery of its strategic development plan, established at the end of 2004, which paves the way for years to come.

1. International Energy Agency.


EDF

The new EDF logo is launched in July 2005 at the Porcheville fossil-fired generation facility.

EDF Médiathèque – Gilles DE FAYET

An ambitious investment program

European industrial program

In order to ensure the success of its strategic development plan, EDF plans to invest €40 billion between 2006 and 2010, of which €26 billion between 2006 and 2008. During this period, around €18 billion correspond to investment in renewal and organic growth, and around €8 billion to development projects and external growth.

Investment in renewal and organic growth is destined to maintain the industrial facilities, to add value and increase the flexibility of the generation fleet, to develop capacity in line with European market growth and to strengthen the networks and ensure ongoing improvement in service quality.

Investment in development and external growth is aimed at selective and profitable additions to the Group's core activities, notably to strengthen the gas, wind power and services activities, with a priority on Western Europe.

These investments will be subject to strict control and rigorous criteria, with the emphasis on value creation.

For example, EDF currently envisages the following breakdown in investment:

INVESTMENT IN RENEWAL AND ORGANIC GROWTH 2006-2008

FRANCE[2]
€12 billion


Deregulated
34%
Regulated
66%

INTERNATIONAL
€6 billion


Germany
c. 15%
Other
c. 25%
Italy
c. 15%
United Kingdom
c. 45%

2. EDF SA + RTE.





The choice of Flamanville as the site for the EPR (European Pressurized Reactor) pilot unit was discussed at over twenty public meetings held under the aegis of the National Public Debate Commission *(Commission Nationale du Débat Public)*.

Public debates

In France, EDF has been contributing, since the autumn of 2005, to three large-scale public debates organized by the *Commission Nationale du Débat Public* on projects at the heart of its industrial strategy.

Until February 2006, the debate on the project to build a pilot EPR reactor at Flamanville will be addressing, in twenty or so public meetings, the industrial challenges, the conditions for realization and the energy issues. 2,000 people participated in twelve public meetings in 2005.

The debate on the Maine-Cotentin high-voltage line project to include the Flamanville EPR reactor in the transmission grid led to proposals responding to the concerns of stakeholders, particularly farmers.

Already initiated by the French government, the debate on strategy for managing long-lived radioactive waste is aimed at garnering opinion on the subject. EDF has contributed to the work on this issue and participated in public meetings. The debate should result in a bill to be introduced to the French parliament in 2006.

Renewable energies in Southern Europe...

In Portugal, EDF Energies Nouvelles began the construction of 106 MW, of which 70 MW was brought into service in 2005. In Greece, the company acquired Ktistor group's wind power activities: 111 MW authorized and financed, of which 45 MW brought into service in 2005. In Spain, it completed the construction of the biomass plant at Lucena (26 MW) and is developing a project for a further 20 MW.

... and in the United States

EDF Energies Nouvelles benefits from a strong market position in the United States where its EnXco subsidiary is a market leader in wind power. In 2005, EnXco delivered the turnkey Wall Lake facility (150 MW) in Iowa, developed and built for MidAmerican Energy.

EDF Médiathèque – Frédéric SAUTEREAU

Strengthening generation assets in France

In fossil-fired power, EDF will build its peak capacity by 3,100 MW, of which 500 MW linked to the construction of combustion turbines and 2,600 MW to bringing four oil-fired units currently "temporarily shutdown" back into service. Fuel oil is, alongside water collected by dams, the only primary energy which can be stored and used almost instantaneously. Its cost is not a drawback for facilities mainly used when wholesale electricity prices reach their maximum. Moreover, resources will be deployed to renovate the most recent coal-fired units, to meet environmental standards, the older units continuing to be gradually shut down.

As for nuclear power, following the outcome of the public debate published by the Chairman of the *Commission Nationale du Débat Public* on April 11, 2006, EDF decided to launch the pilot 1,600 MW EPR reactor project at Flamanville in order to supply part of electricity requirements as of 2012. This facility, which represents advances in safety, technical performances and cost, capitalizes on 1,300 years of experience in reactor life both in France and in Germany. Based on 2005 economic conditions, the investment cost is estimated at €3.3 billion.

With a cost of €46/MWh for the Flamanville 3 pilot, the EPR is competitive compared to a combined gas cycle series, the alternative means of generation, whose cost (taking CO_2 emissions into account) is between 42 and €60/MWh for a gas price of between $3.9 and 6.4/MBtu.

In parallel, EDF has decided to add power of 150 MW to its nuclear fleet by changing the turbo alternator sets in 5 of its plants between 2008 and 2010.

With a view to reconciling performance and environmental considerations, EDF decided to improve the hydro potential of the Basse-Romanche region, by replacing six facilities dating from the 1900s with one more powerful (92 MW), new generation underground facility, to be built at Gavet (Isere) by 2013.

Consolidating the networks and island energy systems

This is a public service commitment.

RTE EDF-Transport is continuing, under the control of the French Energy Regulator *(Comité de Régulation de l'Énergie* – CRE), to invest €100 million per year in work to secure the network which was begun after the storms of 1999. The company is also undertaking new works projects: European interconnections with Belgium and Spain, securing the Provence-Alpes-Cote d'Azur, Rhone-Alpes and Alsace regions, and contributing to large infrastructure projects such as the high speed rail line (LGV Est) in Eastern France.

In the transmission networks, the gross investment in security, safety and the environment will increase by 6% per year in 2006 and 2007.

The island energy systems will be strengthened: hydro electric facilities in Corsica and La Réunion, systems for reducing pollution emanating from fossil-fired plants in Corsica and Martinique, solar equipment through Tenesol in Corsica and in the French overseas departments. A new connection between Corsica and Sardinia was inaugurated in 2006. In addition, by 2010, the renewal of 800 MW of fossil-fired generation is planned in the island energy systems. EDF will participate in the corresponding calls to tender.

Development projects

Strong commitment to renewable energies

The Group will also develop activities which have emerged around its core business, notably renewable energies. It plans to invest in partnerships to produce 3,300 MW of wind power between now and 2010 in France, elsewhere in Europe and in the United States. It is also targeting a lead position in housing, particularly in solar energy.

These ambitions are mostly the responsibility of EDF Energies Nouvelles, with strong international positioning including in the United States. In 2005, the latter launched the construction of 469 MW of wind power, bringing some 210 MW on line for the Group and 150 MW for third parties. From an initial base of wind power development projects, EDF Energies Nouvelles is now branching out into operations and maintenance, optimizing the performance of the Group's fleet and pooling experience and improving operational procedures. The Group has shareholdings in companies positioned in photovoltaic solar power (Tenesol, joint controlled with Total), thermal solar power (Giordano) and the integration of renewable energy solutions in buildings (Everbat and Eco-Alternative). It plans to develop synergies between these companies.

1. *European Pressurized Reactor.*

Electric transportation

Five electrically-powered 44-seater Europolis buses manufactured by Irisbus have been successfully used by transport union for the Rhône valley and suburbs of Lyon (Syndicat Mixte des Transports pour le Rhône et l'Agglomération Lyonnaise - *SYTRAL) since the end of 2004. Equipped with high density batteries, they can operate for a day in an urban area without needing to recharge.*

Emphasis on energy saving and clean solutions

To develop its energy saving offer the Group counts on optimization solutions proposed by its marketing services and on solutions developed by its specialist entities like EDEV Téléservices, a company owned alongside Crédit Mutuel or Everbat's Energy Efficiency Division, both established in 2005.
This program includes the deployment of electricity solutions for use in the industrial, residential or transportation sectors, freeing consumers from the pressure of the fossil-fuel market. EDF is confirming its commitment to electrically-powered transportation, both clean and quiet: development of more independent electrically-powered buses and promotion of trolley buses. EDF plans to renew a significant part of its company fleet with electrically-powered vehicles by 2007-2010 and to promote their penetration in local authority and corporate fleets.

R&D: building on internal expertise

Supporting the Group's performance

EDF dedicates 0.8% of its sales to R&D, which it intends to develop into a Group-wide facility. Toward this end, it is bolstering partnerships with universities and R&D cooperation notably with EDF Energy, Edison and EnBW. In Germany, the joint institute with the University of Karlsruhe and the European Institute for Energy Research focuses on technologies for generating clean energy and sustainable urban development.

EDF's R&D supports large-scale projects and helps to prepare for the future: prolonged lifespan of the nuclear plants, software to optimize marketing and trading, technological development of new energies and energy storage. It also focuses on usage, notably insulation in buildings and batteries for electrically-powered transportation.
What makes EDF unique is the way it uses its R&D to build internal expertise, boosting performance and to facilitate dialogue with third parties. R&D is right at the heart of the business with the Division's directors participating in the Management Committees. It plays a significant role in attracting and bringing on talented young engineers who stay, on average, for a little over five years before transferring to other areas of the Group. Diversity is a strong point: in 2005, the proportion of non-French nationals reached 20% of new recruits.

Delivering results

EDF R&D is running 240 projects and 850 studies for the operational divisions and Group companies and conducts forward-thinking studies to prepare for the future. Results are being achieved in all the areas defined in the 14 Challenges (14 Défis) launched by the R&D division in 2003 in the field of sustainable development.
Several software packages developed to optimize generation are being used by the companies in the Group. Experiments with robots have been conducted to reduce time spent working on the core of nuclear power plants, increasing their availability while reducing exposure for personnel. The optimization of maintenance through increased reliability, developed from aeronautics techniques adapted to nuclear, was transferred in 2005 to EnXco, the Group's wind power company in the United States.

Outlook

EDF's R&D will continue, in 2006, to develop synergies with the Group's other activities and national and international partnerships and to build cooperation with other European electricity players.
The Division plans to set up two laboratories to host more shared programs with leading industrial companies and universities: a "market lab", a physical and software platform for the more rapid development and testing of new optimization models for the Group's generation units and an international center on the ageing of materials. EDF R&D already has a world-renowned team in this area. Beyond 2006, energy saving initiatives will be continued with the operational divisions.

R&D at a glance

2,070 employees of which one in three are women

83 new R&D recruits of which 22 non-French nationals, mostly from the European Union

200 PhD students of which half are training internally

€402 MILLION Group R&D expenditure







Above: The Circé project regroups all initiatives aiming to better understand and avoid corrosion and fouling in nuclear reactors' secondary cooling systems. This will allow both savings on costly chemical cleaning procedures and improved reactor performance. Left and below: In the labs of the project: "Electric vehicle equipped with lead acid batteries recharged by solar panels".



EDF R&D on the move

High-added-value lead-acid batteries

The energy storage market is dominated by lead-acid technology, which is low-cost but shows poor resistance over the long term. EDF and CEAC-EXIDE have developed the far higher performance advanced lead-acid battery, demonstrating its industrial feasibility. The cost per kWh stored is broadly halved. EDF and CEAC have applied for joint ownership of two manufacturing patents. Watch this space in 2006.

EDF Médiathèque – Stéphane REMAEL





The "customer relations support" project of EDF's R&D Division is working on a "sensorama", a showroom where customers will be able to test different heating sensations and compare the comfort provided by different types of electric heating.

EDF R&D on the move

A significant advance in the lifespan of reactor vessels

The internal structures of reactor vessels serve to support and cool the core but their mechanical properties change with exposure to radiation. With a view to a lifespan of 60 years for such equipment and to optimizing their monitoring and maintenance, it is critical to evaluate the behavior of the materials and to understand the mechanisms likely to lead to deterioration. This is the subject of a program, led by EDF in association with French, American, Russian, Japanese and European partners. The initial findings resulted in a Grand Prix award from the French nuclear energy society *(Société Française d'Energie Nucléaire* – SFEN) for EDF, CEA and Framatome. The program is ongoing.

EDF Médiathèque – Stéphane REMAEL

Cooperation: a dense network

EDF R&D cooperates with the most advanced institutes and universities in the world and is building an increasingly international network of laboratory partners based on the cooperation by Group companies with the universities and technical centers in their home countries.

Two partners are particularly important: the French Atomic Energy Commission (*Commissariat à l'Energie Atomique* – CEA), with which EDF and Framatome have a tripartite agreement, and the Electric Power Research Institute (EPRI), the American "utilities" research federation, of which EDF is the leading non-US partner, with shared programs, particularly in the ageing of materials and intelligent networks.

The challenge of market opening in 2007

A Group-wide challenge

The opening of the European market, in July 2007, is a Group-wide challenge. In France, where the market is still regulated for residential customers, it is considerable: nearly 25 million customers and 28 million sites. It involves all areas of the company, particularly its sales, marketing and distribution teams, its IT personnel, managers and human resources.

The Group can count on its strong assets in France: a competitive generation fleet, the strength of its brand, a market share of 84.8% of eligible customers, the high satisfaction level amongst customers, a high level of professionalism and motivation in its teams. Its response will be even more effective in that it will come from a truly European Group, able to deliver concrete and innovative solutions, bolstered by the extensive experience already acquired in the UK, German and Italian markets. Increased synergies should provide competitive, tried-and-tested product packages, combining electricity, gas and services. The distribution companies Demasz in Hungary and SSE in Slovakia will also be involved. This challenge will dominate 2006.

Breakdown of R&D by field of research (%)


5 9%
4 7%
3 16%
2 17%
1 51%
1 Generation (of which nuclear generation 45%)
2 Sales and marketing
3 Environmental networks
4 Engergy management
5 Cross-divisional and corporate*

**Projects relating to information technologies and to cross-divisonal issues affecting the EDF Group as a whole.*

EDF SA R&D budget (in € millions)**


2002
426
2003
424
2004
425
2005
367

***Including induced costs (e.g. IT and telecommunications).*









A key to the Group's industrial project's full success, the promotion of skills and background diversity is a top priority for Human Resource Executive Management.

EDF Médiathèque – Philippe BRAULT (top) / EDF Médiathèque – Julien DANIEL (left) / EDF Médiathèque – Stéphane REMAEL (middle right) / EDF Médiathèque – Cécil MATHIEU (bottom right)

A Group-wide **social dynamic**

The management of human resources went smoothly during the complete transformation undergone by EDF. After the resolution of the pension issue and the move to limited company status in 2004, the opening of the capital in 2005 and the employee share offer was a resounding success. EDF has started to address the fresh challenge represented by the large number of employees retiring in coming years.



EDF Médiathèque - Philippe BRAULT

"EDF has quietly undergone a complete transformation. A commitment to consultation and respect for social partners was crucial in managing this change."
Yann Laroche

Organization and change management

In France and at executive management level

The management of human resources, which had been common to both EDF and Gaz de France, has been reorganized to take into account the specific needs of the two groups. Both now have their own dedicated expertise in areas such as skills mobility, professional training policy, remuneration and cultural diversity. Certain shared areas of expertise, such as health and safety, are still provided by a joint entity. This new organization is responsible for the Group's HR.

To support the company's development, efforts were particularly focused on management, with change management training over a dedicated intranet site, an updated management reference framework by project and the launch of the continuous progress initiative, *Progrès Continu*. The updating of the Group's management reference framework and its intranet distribution has mostly been accomplished. Via the Group's Corporate University, executives have been able to work on new issues, such as the implementation of the strategic development plan, the management of a quoted company or the culture specific to finance. All the executives participated in these sessions. Work on identifying and raising the professional standards of talented people within the business was continued and intensified. A leadership development program has been established to give them career development opportunities and the business to grow the skills and profiles needed in the senior executives of the future.

In the Group's companies

The development of the management culture is one of the main human resource policies to be shared across the Group. Thus, EnBW has implemented its *Change* program, to support managers in change management. Edison's management has been completely reorganized, following the development in its major shareholdings.

In addition, EDF Energy celebrated the first anniversary of "e-factor", its cultural change program. It is conducting a long-term "empowerment" initiative with its teams in order to build their entrepreneurial spirit and their ability to act independently to realize their own potential and that of the company's performance.

Boosting performance

At EDF Energy, a business unit of 600 employees found 180 areas of potential performance improvements, of which more than half were implemented in 2005, resulting in a gain of close to €37 million.

Diversity

In order to mirror the society and customers it serves, EDF Energy is developing the diversity and social mix of its recruitment. Two women are members of the senior executive team.

An enriched social dialogue

In France

The social dialogue was intense throughout the year, resulting in three branch agreements and nine company agreements.

The training section of the French law of May 4, 2004 gave rise to a unanimous branch agreement, covering the ways to capitalize on training over the course of an employee's career. It will make a significant contribution to the policy on employment and to skills management, while rewarding employees for initiative, in the form of a training credit. This branch agreement was adopted within the company in the agreement covering "Career-long training" signed on February 24 by five union federations.

At company level, the 2005 pay agreement, the 2005-2007 profit-sharing agreement, the agreement on the consultation procedures relating to the reorganization of EDF and Gaz de France, as well as an annual agreement on incorporating people with disabilities into the workforce ahead of a new three-year process were all concluded. The agreement on career-progression for employees with a union or employee representation mandate testifies to the importance the company attaches to dealing with quality spokespeople.

The agreement on professional equality between men and women was implemented in 2005, notably with a number of individual salary increases and was concluded, as expected, with a salary increase for women.

Throughout the Group

2005 was also marked by the adoption of the Corporate Social Responsibility agreement, signed in January by the Chairman of EDF, employee representatives from the eleven countries where the company has a significant presence and the four international union organizations for the electricity sector. This agreement defines the Group's commitments and those of its employees in matters of social responsibility and provides for the establishment of a worldwide forum for social dialogue. It is intended to motivate employees around initiatives to improve the framework of their everyday life and that of the company and will help to build the Group's identity around shared values and to enrich the social dialogue.

These commitments and guidelines must be applied in each country, adapted to local specifics. The dialogue with employee representatives has already resulted in initiatives in several of the Group's companies. The drawing up of a range of common indicators is underway. The withdrawal from Edenor went smoothly, the disposal agreement including the adoption of the CSR agreement by the purchaser.

Half the members of the European Works Council were new appointees compared with 2001, following a new agreement, with more female members. This Council was involved in preparing the CSR agreement and conducted a number of in-depth studies, to which the Chief Executive and Executive Committee members contributed, into the results, the support for industrial restructuring, the Group's mobility policy and strategy. A highly mature dialogue, benefiting everyone.

The Group's HR division multiplied and developed the exchanges between the companies' HR managers to build a genuinely Group-wide HR resource and help in building the Group through its management.

EDF SA STAFF 2005


1
23,755
2
57,582
3
27,220

Total: 108,557

1 Operatives 2 Supervisory staff
3 Managerial

% OF EDF SA STAFF HAVING BENEFITED FROM TRAINING


2003
69.3
2004
75.3
2005
77.6

EDF GROUP STAFF 2005


161,560
WORLDWIDE
143,759
EUROPE
(excluding Dalkia)
108,557
EDF SA







The Corporate Social Responsibility Agreement was signed in January 2005, and aims to support the setting up of a worldwide social dialogue body.





EDF Médiathèque – Samuel BOLLENDORF



EnBW leads the apprenticeship field

More than 1,000 young people are being trained through job-sharing schemes or as apprentices within EnBW, representing 8.65% of employees. This rate makes EnBW the leader of the German energy companies, a country with a strong reputation in this area. The company is also participating in the national "Youthful thinking on the future" campaign, focused on innovation.

In 2005, EDF devoted 6.9% of its wage bill to training in order to constantly promote constructive career development.

EDF Médiathèque – Michaël ZUMSTEIN

Employment, skills, mobility: forward-thinking management

In France

The large number of retirement departures in the years to come represents an opportunity to fine-tune the number of employees but also a challenge in terms of skills renewal. This renewal and the development of internal mobility thus represented a priority area in 2005: an Employment Division was created, with strengthened regional representation to manage employee mobility. Through its deliberate strategy of redeployment, the company promotes internal mobility from mature to new and growing business areas: nuclear supervision and maintenance, technical jobs in electricity networks, customer interface and on-line sales, customer technical support. More than 2,000 employees were also recruited in these areas in 2005. The redeployment strategy will be fully operational in 2006.

In Germany

To prepare for the seamless renewal of its skills, given the specificities of the German employment market, EnBW is building on its image as an attractive employer. The company was named "Top employer" in a poll published by *Karriere* magazine and also has a proactive policy on maintaining skills having, for the first time in three years, engaged in targeted recruitment, particularly for nuclear.

Pay policy and social protection in France

Remuneration and profit sharing

In France, the remuneration policy has seen a significant advance in the recognition of individual performance. In parallel a national branch agreement fixed general salary increases at 1.8% for 2005. In 2005, EDF employees received a profit share, in respect of 2004, averaging €983 (€938 for 2003). This profit share included a local share, linked to unit results, an EDF parent company share and a share in Group profitability. A new three-year profit sharing agreement was concluded in 2005.

Pension and health benefit reform

In France, the first meeting of the Board of Directors of the new pension and benefit management body for the electricity and gas industries *(Caisse Nationale de retraite des IEG*[1] – CNIEG) was held on January 31, 2005. Its establishment brings to an end the process of reform in the special pension scheme for electricity and gas industry employees. Now aligned with the French national social security system, the pension contribution rate for electricity and gas sector employees has risen from 7.85% to 12% of salary, the impact being offset by an exceptional monthly allowance.

The agreement on the complementary healthcare benefit scheme could not be implemented, as three unions exercised their veto rights. The government has taken the necessary action to cover the financing of the complementary healthcare benefit scheme and ongoing reimbursements and to avoid branch companies having to make significant balance sheet provisions. EDF Energy, which has absorbed several companies in recent years, has undertaken to harmonize its pension scheme. The same applies to Edison.

Employee shareholders: a resounding success across the Group

Within the framework of the opening of EDF SA's capital, 15% of the shares coming to market were reserved for current and former employees of EDF's parent company and companies majority held by EDF. A special information campaign was used to keep them in touch: coordinators to organize information meetings in each entity, information over the intranet. The operation was a resounding success: the 15% was oversubscribed and 75% of EDF parent company employees became shareholders, as well as 57% of those working in the services common to both EDF and Gaz de France (who had already benefited from the Gaz de France offer), testifying to their confidence in the company's future.

Outside France, special schemes were offered to employees of companies majority controlled by EDF. Here too the operation proved to be a huge success, with 50% of employees of the companies in the United Kingdom, Hungary and Poland becoming EDF shareholders.

Outlook

2006 and the years beyond should see an increased level of skills redeployment in France. Indispensable to the success of our strategic development plan, the management of human resources will focus on promoting skills diversity and the coexistence of the different profiles found in the recruitment process. In the period between 2005 and 2007, 9,000 EDF employees will retire. The average replacement rate for departures will not exceed one third, according to the business. In 2006 and 2007, EDF thus plans to recruit nearly one thousand people per year. The agreed internal mobility program will be delivered in 2006 and the new scheme to promote career-long training implemented.

The deployment of the Corporate Social Responsibility agreement in Group companies will be accelerated and a first review conducted at the beginning of 2006.

Arrangements for employee shareholders, a new reality within the EDF Group, will be bolstered in 2006, with the election of members of the Supervisory Board for the share funds and the emergence of employee shareholder associations.

The HR policy for the next decade will focus on improving productivity, skills management and optimization, retaining talented personnel, developing professional career paths and ensuring the monitoring of individual careers. This will be supported by the development of an up-to-date, professional HR division, bringing new talent and driving momentum across the whole of the Group.

Health and safety

The health and safety policy deployed in France in 2005 aims to reduce the rate of accidents to below five. This objective has been reached.

1. *Industries Electriques et Gazières.*



Annual Report 200
DF France
EDF Médiathèque - Tristan PAVIOT


Becoming
the preferred
energy partner.

EDF France

Solidly positioned

Energy: a rare and expensive commodity

As in the rest of Europe, forward electricity prices increased sharply in France in 2005. Baseload purchase prices soared from €33.8/MWh at the start of January to €57.6/MWh at the end of December.

European generation capacity is being affected by rising fossil fuel prices, and demand for power continues to grow: between 1990 and 2003, demand increased by 1.9%[1] annually in the 25-member EU, while generation capacity remained nearly unchanged.

As a result, there is little room left for maneuver. Moreover, in 2005, market tensions were aggravated by weather conditions.

Competitive generation capacity and prices

EDF's power is generated primarily by nuclear and hydro plants, minimizing its exposure to fossil fuels and limiting CO_2 emissions compared with the European average. In 2005, EDF guaranteed uninterrupted supply to its customers and contributed to European supply security.

The Group is modernizing its fossil-fired power plants and beginning to replace its nuclear installed capacity, thanks in particular to the EPR project in Flamanville.

Against this backdrop, EDF delivered on its service commitment by responding to its customers' foremost concern, i.e. keeping their electricity bills down. The Group's commercial policy focuses on solutions that take this concern into account and on leveraging the potential of its customer portfolio. Its teams are working hard to groom the Group for total market opening in July 2007 in France.

Clearly organized regulated activities

EDF continued to organize its regulated activities in accordance with the laws of 2000 and 2004 and the framework act of 2005, in order to provide users of networks and island power systems with easy, non-discriminatory access.

1. *Source: Enerdata.*



EDF Médiathèque – Manuelle TOUSSAINT

"We intend to create value for our customers. The aim of our new commercial offers is to help them keep their electricity bills down. We are heartened in our efforts by their enthusiastic response to these solutions and their confidence in us."

Jean-Pierre Benqué

Sales and marketing initiatives

In an expensive energy environment, EDF is positioning itself as a bona fide partner for its customers by developing value-added services and broadening its range of energy services. The authorization to sell natural gas, granted at the end of 2004 and extended in 2005, allows EDF to expand in this market. Encouraged by highly positive feedback on natural gas sales to its largest customers in the first half of 2005, EDF has extended this service to all eligible customers. In 2005, EDF won contracts for 13,000 gas sites with total annual consumption of almost 7 TWh. This value growth strategy is further driven by excellent cooperation between the Group's upstream and downstream operations. Orchestrated by the DOATT (Upstream-Downstream Optimization and Trading Division), this collaboration is beginning to create value, allowing EDF, among other things, to anticipate price fluctuations and so to develop even more competitive offers.



EDF Médiathèque – Jérôme GALLAND/Getty Images

Patrice Decaix, SAFRAN group, Deputy Industrial Director of the Gennevilliers factory (construction of parts for reactor turbines and fan blades): **"We have chosen to continue working with EDF first and foremost because energy supply security is very important to the group. In fact, the first agreements between Snecma, Messier Bugatti and EDF date back to 1999, when the market opened in France. We have signed a "Progress" contract with EDF, which has allowed us to reduce our energy consumption. Beyond this, EDF R&D brings its know-how to our company on issues relating to our core business. We also particularly appreciate the simple procedures EDF offers, as we have one single interface for our main sites, for both gas and electricity. So it really is a win-win deal."**

Business market

Helping large corporations to remain competitive despite rising prices

The Business Customer Division markets electricity, natural gas and related services to 270,000 large customers, large corporations, SMEs and SMIs, local authorities and local distribution companies (LDC). Energy prices are rising throughout Europe: in France and Germany, wholesale electricity prices rose from €20/MWh[1] in 2000 to more than €50/MWh[1] at the end of 2005.

In 2005, electro-intensive industrial users drew the attention of the French authorities to the difficulties created by this trend, and EDF participated actively in the government-organized dialogue between producers and large consumers. As a result of these talks, the government decided to grant industrial users special tax treatment in order to guarantee competitive electricity prices for the next 15 to 20 years, provided that they meet very specific criteria. This decision was laid down officially in the Supplementary Financial Bill for 2005.

1. Annual baseload year ahead: delivery of steady supply throughout following calendar year.

Tracking customer needs

With energy as expensive as it is, EDF is offering its customers innovative solutions and tools to keep a rein on their energy consumption and remain efficient and competitive. It offers every business customer electricity and natural gas solutions tailored to their requirements. EDF's popular *contrats de progrès* help customers lower energy consumption at plants and utilities with diagnoses and upgrade recommendations. The *Carbone Optimia*® service helps companies with a stake in the Kyoto Protocol to manage their CO_2 allocations, in some cases by marketing surplus allowances. Close collaboration between EDF's upstream and downstream businesses enables large customers to select complementary products geared to their risk policies and to turn the volatility of the power market to their advantage. These offers enrich the range of contractual solutions aimed at locking in electricity prices over the long term.

EDF is the right partner for major European customers wanting to build a long term energy strategy. The Group is also coinvesting in power generation equipment for its customers' industrial sites in the countries where it is established.

Energy savings

In keeping with its long-standing energy savings strategy, EDF is set to launch new products and services to improve home insulation and promote the most innovative technical solutions. Scheduled to start in 2006, this program reflects the Energy Guidance Bill of July 13, 2005, which makes energy efficiency a priority.

At the same time, EDF is marketing competitively priced natural gas with the help of specialized local sales teams.
For instance, for its Gennevillliers site, the SAFRAN Group (resulting form the Snecma and SAGEM merger) entered into a three-year natural gas contract indexed to the Brent price. In addition, SAFRAN signed "progress" contract for all energies which is yielding very good results. The company is also involved in projects with EDF's R&D.

Simplifying energy for SMEs and SMIs

EDF has delivered a number of solutions to help SMEs and SMIs simplify their energy management and reduce consumption: single billing for businesses with several sites, online monitoring and management tools included in the *P@norama*® and *Adviso*® solutions, and expert diagnoses (*Optimia*® diagnoses) aimed at optimizing energy consumption. More than 70,000 of these solutions were sold in 2005.
Heartened by highly positive feedback from initial sales of natural gas to its largest customers in the first half of 2005, EDF extended this service to all businesses and local authorities in September 2005.
The Business Customers Division has also expanded the range of services proposed to building managers with many sites, in particular by developing a simplified cost-efficient contract which provides for one energy account manager and one invoice for all sites or groups of sites, as well as a range of online consumption tracking services.

Assisting local authorities in the long term

EDF's expertise helps local authorities improve the energy efficiency of their facilities. Its services include on-line *Optimia*® to *Di@lege*® diagnoses used to track power consumption and billing, as well as a comprehensive range of services to save on energy costs and improve comfort levels at sites.

EDF shares the commitment of local authorities to sustainable development. This is reflected in the diagnosis, decision-making and local project assessment tools developed by the Group's R&D teams in partnership with local authorities, such as Bilan CO_2, Silene, and sustainable neighborhoods.
The natural partner of local authorities, EDF participates regularly in think tanks and country and town planning projects involving local energy policies, such as plans for energy savings and renewable energy solutions. EDF provides such authorities with comprehensive support underpinned by the Group's expertise, products and services (energy efficiency, renewables, HQE innovative sustainable buildings, urban transit, waste treatment, Powerline Communications – PLC –, solidarity policy, etc.).

Professional customers and consumers

EDF Pro®: building the brand's reputation

The professional market has been deregulated since July 2004. EDF's first objective for 2005 was to expand the market for its new range of services. Launched under the *EDF Pro*® brand, these services are primarily designed to simplify the lives of customers and to give them better means to control energy spending.
With *EDF Pro® Energies*, EDF also offers an electricity and natural gas package combining simplicity, expertise, freedom and quality. The *kWh Equilibre*® contract, which guarantees electricity generated with renewable energy, was added to the new offers included in the *EDF Pro*® range.

EDF R&D on the move

"Equilibre+®" offer

EDF is supporting the Cisel research project with its *kWh Equilibre+*® offer. Developed by the CNRS*, the *Ecole Nationale Supérieure de Paris and EDF R&D, the project is designed to reduce the cost of photovoltaic power. It involves an innovative technology based on copper, indium and selenium layers of a few microns on glass substrates.**

** France's Center for Scientific Research and the National Chemistry Institute in Paris.*





Jean Labrousse, Head of Management Control and Purchasing at Transmontagne (left) and Jean-Christophe Rolland, his EDF interface. Particularly for the ski lifts of the Chamrousse ski resort, the Transmontagne group has opted for the *kWh Equilibre +* solution. For every kWh purchased through this contract, EDF commits to injecting one kWh generated from renewable energy sources onto the grid. In addition, EDF pays out a portion of the amount received from the customer to support the Cisel research project, which seeks ways to reduce the cost of generation from solar cells and develop solar energy.

Electricity supply price index (source: Eurostat)

RESIDENTIAL SUPPLY: 3,500 kWh a year o/w 1,300 off peak
(Prices, excluding VAT constant currency, July 1, 2005 – base 100 = France)

Country	Index
United Kingdom	84
Spain	92
France	100
Belgium	115
Germany	151
Netherlands	162
Italy	178
Denmark	181

INDUSTRIAL SUPPLY: 100 kW x 1,600 hours (light industry)
(Prices, excluding VAT constant currency, July 1, 2005 – base 100 = France)

Country	Index
Sweden	69
Denmark	91
France	100
Spain	102
United Kingdom	104
Belgium	139
Netherlands	146
Italy	151
Germany	159

Assistance: repairs within two hours

Already marketed by Electricité de Strasbourg, this paid-for service ensures rapid and effective resumption of power in the event of breakdowns in electrical installations. The service was launched in two urban centers in central and western France in the spring of 2005 and will be expanded to the entire country in 2006.

EDF Médiathèque – Jérôme GALLAND/Getty Images

Gesteco® environmental protection package

EDF has tested the sale of a Gesteco® consumer package featuring two low-wattage bulbs, one circuit breaker, a consumption indicator for electrical appliances, a booklet with tips and discount vouchers for the purchase of class A+ and A++ refrigerators and freezers. This package helps protect the environment by cutting CO_2 emissions by 24 kg a year; it also saves up to €200 on electricity bills over five years.

The residential market: preparing for market opening

In the run-up to the opening of the residential market in 2007, EDF is reorganizing its teams and boosting its sales and marketing strategy.

The Group is preparing to unbundle its distribution and sales functions by ensuring each activity's optimal consistency and efficiency in meeting customer needs and complying with applicable laws and regulations.

Delivering a wide range of services for residential customers

EDF has designed its residential customer services with two objectives in mind.

Its supply services aim to ensure simplicity and security. They offer an excellent balance between cost and convenience, and promote control of consumption. Special attention is paid to low-income customers with solutions that include financial assistance, minimum supply guarantees and basic necessity rates. The *Conseil Confort Vivrélec®* package combines comfort with consumption control by means of personal advice on the use of electrical appliances. EDF's "key moments" services are designed to ensure simplicity, options and assistance with specific projects. EDF has notably developed special services for the 2.7 million customers who move every year, featuring rapid answers and advice geared to their needs (advice given in more than 180,000 cases with *Confort Vivrélec®*). Another service is the Assurélec insurance policy, which covers electricity bills in the case of unemployment, disability or death.

All services hinge on keeping consumption in check. The *Vivrélec® habitat neuf* and *Vivrélec® Rénovation* packages include advice and services as well as financing options. In 2005, almost 170,000 renovation advisory services were provided and professionals working under the *Vivrélec® Rénovation* label handled nearly 50,000 of the roughly 68,000 homes renovated last year. In all, 27,000 renovation loans were applied for and more than 18,000 were granted.

ELECTRICITY RATES IN FRANCE. ANNUAL TREND IN PRICES BEFORE TAX EXCLUDING CSPE* FOR REGULATED TARIFFS


Price index 100 in 1995 (€/t)
120
115
110
105
100
95
90
85
80
75
70
115.8
91.1
87.4
82
86.3
75.4
70.8
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Residential customers and retailers**:
current currency
constant currency
Small and medium-sized business and assimilated**:
current currency
constant currency
Large industrial customers:
current currency
constant currency
Price index

*CSPE: Contribution to Electricity Public Service Fund.

** As of July 1, 2004, commercial customers have been able to choose their electricity supplier.



A new consumer service: "Vivrélec®" (Vivrélec Works Objectives)

In conjunction with the sales team for the Rhône-Alpes-Auvergne region, EDF has been running the *Objectifs Travaux* (Works Objectives) paid-for service since 2005. Consumers planning to overhaul their electric heating systems can call on specialized EDF consultants to assist them at all stages of the project. This service will be extended to the rest of France in 2006.

In order to contribute to decreasing greenhouse gas emissions and tackle the issue of energy resource management, EDF helps residential customers to optimize energy consumption in the home. It can even advise them on management tools enabling them to better monitor their energy consumption. Online advisory services are gathering momentum, with more than 218,000 consultations under Vivrélec® contracts in 2005.

EDF Médiathèque – Vincent BESNAULT


EXTRACTEUR
PRESENCE
EXPLOITANT

Control room in the Villerest hydro facility, one of the Loire-Ardèche region hydro facilities.

EDF Médiathèque – Philippe BRAULT



EDF Médiathèque – Gauvin SOREL

"The changing energy environment confirms the relevance of EDF's strategy to rely on diversified energy sources, and particularly nuclear and hydro power, which are not affected by the cost of fossil fuels and CO_2 emissions. The competitiveness of EDF's power plant facilities makes it a key power generation player in the post-oil era." Bernard Dupraz

Competitive generation

EDF's power plants in France (excluding Corsica and overseas departments) responded to growing domestic demand and supplied the European wholesale market by generating 488.1 TWh in 2005. The only delicate situations arose from the exceptional cold wave in March and a persistent drought that kept hydropower generation 25% below the average. This shortfall was offset by increased recourse to nuclear and fossil-fired power. During the cold wave, basic power generation was complemented by the full generation capacity of fossil-fired power plants, an adjustment of nuclear shutdown planning and a small number of calls on the European wholesale market.

Nuclear energy: powering France's strong generation base

Safety and radioprotection: consolidating progress

Safety remains the absolute priority for operating the 58 reactors of EDF's nuclear power plants in France. In 2005, the Group consolidated the progress made in recent years. The rate of ranked events for safety significance (ESS) dropped to a historic low of 0.76 per reactor per year. Three ESS events occurred during the year: a generic event ranked 2 on the international scale published by INES[1] (which has seven levels), resulting from a design glitch in the pumps of the 900 MW power plants, water seepage in the electric boxes at the Nogent power plant and a fire in a supply transformer at the Blayais plant. More proof of progress came from the 20% drop in automatic reactor shutdowns since 2002, down to 0.93 per reactor per year for 7,000 operating hours. The Group's efforts to maximize radioprotection are producing results. As in 2004, no EDF operator or service provider received a dose in excess of 18 milliSievert (µSv) over 12 months and only 15 people recorded a dose of 16 to 18 µSv[2], down from 34 in 2004. Collective dosimetry came to 0.78 h.Sv per generating unit, which was in line with the Group's target and marked a significant improvement over 2004 (0.8 h.Sv) since the quantity of exposed work was more than 5% higher than in 2005.

Service providers: taking concrete action

EDF continues to implement the measures stipulated in the Progress and Sustainable Development Charter. The CIESCT[3] committees, organized at every site to improve work conditions for service providers, did an excellent job. Radioprotection and traditional safety results confirmed the relevance of this forum, which complements the work of the CHSCT[4] Committee. The Radioprotection and Operations Memorandum *(Mémento de la Radioprotection en Exploitation)* published at the end of 2004 was sent to all stakeholders. Moreover, an evaluation manual currently in preparation will allow all to test their knowledge.

1. *International Nuclear Event Scale.*
2. *The regulatory limit is 20 µSv over 12 months.*
3. *Inter-Company Committee for Safety and Working Conditions* (Commission Inter-Entreprise sur la Sécurité et les Conditions de Travail – *CIESCT*).
4. *Health, Safety and Working Conditions Committee.*

The French power generation record was beaten at 7:03 pm on January 26, when delivered power reached

79,400 MW

Preventive measures

Pursuant to the prevention and protection policy for emissions of radioactive iodine into the atmosphere, EDF and public authorities again distributed free iodine tablets to people living near power plants as part of ongoing safety campaigns.

Safety

The second series of ten-year inspections of 1,300 MW power plants has started in Paluel, and the third series of ten-year inspections of 900 MW power plants is in preparation. These inspections focus on the steady improvement of operational safety.

Increasing availability

The nuclear power plants generated 429.2 TWh, or 0.7% more than in 2004. Availability came to 83.4%, after 82.8% in 2004. This was better than the 83.1% target and is up for the sixth year in a row thanks to a decrease in unplanned outages and tighter control of shutdown times for maintenance and refueling. Over three years, average downtime has been decreased by more than six days and safety indicators have steadily improved.

By way of illustration, Cruas needed fewer than 25 days to refuel unit 4 for the first time. The shutdown time of the 900 MW reactors (Tricastin 4, Dampierre 3 and Cruas 2) and the 1300 MW reactors (St Alban 1 and Flamanville 2) improved as well.

EDF R&D on the move

Longevity of electronic components: early diagnosis tools

EDF has developed tools to measure the aging of electronic components used in nuclear control systems. Diagnosis of the state of selected components (electromechanical relays, condensers, etc.) allows for the immediate detection of aging equipment. The technique has already been tested at the Blayais power plant and will be introduced at other sites. This fundamental research was cofinanced and earned an award in 2005 by EPRI.

Cassiopee, highly refined core calculations

The Cassiopee software calculates refuelling cycles and analyzes new fuel management techniques in greater detail. The objectives are to improve reactor core performance and show that safety remains guaranteed at higher combustion rates.

Staff (EDF and service-providers) exposed to over 20 μSv/year


1,000
800
600
400
200
0
982
766
554
580
193
17
8
2
0
0
1
0
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Keeping waste to a minimum

Liquid and gaseous radioactive waste (excluding tritium, which is directly proportional to generation) generally amount to less than 10% of the regulatory limit.

Radioactive waste: ensuring responsible management

EDF is taking full responsibility for managing the waste resulting from its operations, fuel usage and decommissioning, working to lower volumes at source, and taking advantage of recycling and durable packaging solutions. It generates 360 m³ of long-lived radioactive nuclear waste per year after packaging. It is safely stored at the Cogema La Hague site, pending the decision to be taken by Parliament in 2006 with regard to long-term storage. The volume of low and intermediate level short-lived radioactive waste amounted in 2005 to 8,303 m³, and was shipped to the Andra[1] waste management agency storage site near Soulaines. A further 8,429 tonnes of waste with very low level activity – including 5,700 tonnes from decommissioning operations – were sent to the Andra storage center in Morvilliers[2].

Sharing best practices with nuclear operators worldwide

Always on the lookout for ways to improve quality, EDF is pursuing its international exchanges, particularly with WANO[3], whose experts participated for the first time in a comprehensive safety assessment conducted by EDF's Nuclear Inspection team in Civaux. The Golfech, Paluel and Fessenheim power plants were also subjected to peer reviews, and EDF's teams took part in foreign reviews. The IAEA[4] completed an OSART[5] review of the Blayais plant while EDF participated in OSART reviews in other countries.

1. ANDRA: National Agency for the management of radioactive waste.
2. For additional information, see EDF Sustainable Development Report, *pages 36-39.*
3. WANO: World Association of Nuclear Operators.
4. IAEA: International Atomic Energy Agency.
5. OSART: Operational Safety Assessment Review Team.



Maintenance conducted on an alternator during a unit outage in the Civaux nuclear plant.

Provisions for removing and storing nuclear waste

The gross amount and timetable of the radioactive waste storage budget are based on an industrial scenario reflecting the findings of a joint working group of public authorities and waste producers (EDF, Areva and CEA), published in the first half of 2005. EDF has used this data also taking into account international statistics.

Setting aside more assets

In September 2005, the Group decided to enlarge the sphere of assets set aside to cover nuclear commitments and to speed up the pace at which these dedicated assets are created, to make sure they reach the relevant provisioning level by the end of 2010.
Provisions at end-2005 amounted to €3,894 million.

Uranium supply: focusing on long-term security

The market price of uranium has nearly doubled since 2003, but this increase has nevertheless had little impact on generation costs. First, most current contracts were signed before prices began to rise and are barely exposed to the hike. Secondly, natural uranium accounts for less than 5% of the cost of generating one kWh of nuclear power. In addition, in 2005, EDF covered its long-term uranium needs on competitive terms by diversifying the sources and geographic origins of its supply.



Pied-de-Borne hydro facility, one of the Loire-Ardèche region hydro facilities.

Hydroelectric safety: more prevention

Improvements in safety practices and policies are steadily reducing the seriousness of incidents. Only four events of safety significance ranking level 3 or higher on a scale of six were reported in 2005. Prevention measures for the public and internal initiatives to upgrade safety conditions downstream from dams continued to reduce the number of incidents despite the occurrence of four accidents involving people in 2005 (compared with nine in 2004).

EDF Médiathèque – Stéphane REMAEL

Hydropower: fine-tuning our management

Making the most of resources despite a persistent drought

Under the combined effects of low rainfall, a persistent drought and high demand during the cold wave, the dam lakes in mainland France recorded their lowest water levels in ten years. The significant shortage of available water (more than 25%, after 14% in 2004) reduced hydro generation by 6.4 TWh, from 43.9 TWh in 2004 to 37.5 TWh. The overall availability rate came to 92% and demand response to 99.2%, beating the 99% target. In January, facility usage hit a new record with 10,681 operating cycles.
To continue supplying safe and environmentally-friendly electricity during the summer drought, EDF implemented its Extreme Weather Plan for all hydro generation units as well as its fossil-fired and nuclear power plants along rivers. The most important measures related to the prudent management of dam lakes and the use of monitoring and warning systems to anticipate declining river flow rates.
EDF also stepped up coordination with public authorities, local elected officials and water users to optimize management of the most sensitive basins, like those along the Durance, Verdon, Rhone, Tarn and Loire rivers, and attended the Drought Committee meetings organized by public authorities.
The Group also scheduled maintenance shutdowns of nuclear power plants so as to improve the availability of installations cooled by sea water.

Tapping fully into the hydro potential

EDF endeavors to make the most of France's hydro potential – already mostly used – by modernizing its plants, as it is doing at the Gavet facility in the Isère region, where six old units on the Romanche river will be replaced with a single power plant (92 MW with an output of 560 GWh p.a., i.e. 80 GWh more than the existing installations) in 2013. The new run-of-the-river plant will also benefit from the water released by the Grand'Maison and Saint-Guillerme dams for peak requirements.
EDF is also working on three projects to build turbines for dam releases, scheduled to be completed by 2007, and is investing in island power systems.

Deregulation of hydroelectric concessions

EDF intends to keep the confidence of concession authorities and thus preserve its hydro generation potential. Four concessions – Saillant-Biard-Pouch on the Vézère River (16 MW), Fayet on the Bon Nant River (23 MW), Motz on the Fier River (34 MW) and Mescla-Plan on the Var River (8 MW) – as well as one authorization (Confolent on the Creuse, 2 MW) were renewed in 2005. Invitations to tender for the renewal of hydro concessions in 2006 were also launched during the year.

EDF SA: INSTALLED CAPACITY BY AREA (GW IN 2005)


3 15.3
2 20.4
1 63.1

1 Nuclear
2 Hydropower o/w 370 MW in Corsica and overseas departments
3 Fossil-fired o/w 1,400 MW in Corsica and overseas departments

Total installed capacity in GW: 98.8

EDF SA: GENERATION BY AREA FRANCE, CORSICA AND OVERSEAS DEPARTMENTS (TWh IN 2005)


38.7
8% 2
3 26
5%
1 429.2
87%

1 Nuclear
2 Hydropower o/w 1.2 TWh in Corsica and overseas departments
3 Fossil-fired o/w 4.6 TWh in Corsica and overseas departments

Total generation in TWh: 493.9

EDF R&D on the move

Evaluating climate change

Working with France's scientific community (Imfrex project) and the international scientific world, EDF's Climate Change R&D focuses on limiting the impact of the Group's activity on our climate and evaluating the impact of climate change on EDF's activities. The results of this research are fed into the heatwave database and used for investment decisions, particularly those pertaining to the size and management of generation infrastructures. Research also focuses on electricity demand.

Fossil-fired power plants: a critically important buffer

Improved performances

EDF made great use of its fossil-fired power plants (coal, oil and gas) in 2005. They supplied 26 TWh in all, once again helping to maintain the supply-demand balance.

Moving to a more flexible system

EDF continued to modernize its facilities. Its overhaul program is based on three priorities: decommissioning of the oldest coal-fired power plants (incompatible with future environmental standards), the reactivation between 2006 and 2008 of four oil-fired units (Porcheville 1 and 2, Aramon 1 and Cordemais 3, with an aggregate capacity of 2,600 MW) to respond to consumption peaks, and the modernization of the most recent power plants in order to upgrade their technical and environmental performance.

Progress was made on the program in 2005 with the shutdown in March of the Vaires-sur-Marne power plant and the start of refurbishment of the Blénod plants (units 2, 3 and 4) in August. The Cordemais 2 oil-fired plant was reconnected to the grid after an overhaul that lasted seven months. The job site was managed under the appropriate safety conditions, on schedule and on budget. The Group's own operating and engineering expertise was complemented by the skills of about one hundred outside contractors. Three other projects will get underway at this site between now and 2007, including the installation of a pollution control system which will reduce nitrogen oxide emissions of reactors 4 and 5 (coal-fired) by 80%, the refurbishment of the unit 4 stator and the reactivation of reactor 3 (oil-fired).

Renewable energies: gathering momentum

A twofold expansion plan

EDF Energies Nouvelles and Tenesol are spearheading the Group's renewable energies plans. EDF pursues two complementary objectives in this area: first, the construction and operation of medium-power units connected to the grid; and, secondly, the construction of "distributed power systems" at customer sites (solar and geothermal solutions, heat pumps, wood boilers).

Wind energy: 3,300 MW of installed capacity by 2010

The Group's goal is to lift its installed capacity of wind power generation to 3,300 MW in France, Europe and the United States by 2010. In mainland France, EDF Energies Nouvelles has obtained ten building permits (300 MW), raising its total authorized power to more than 500 MW. Three of these permits are for large farms: 87 MW in the Aveyron, 44 MW in the Aude and 66 MW in the Eure-et-Loir. Two farms have come on stream – Aumelas (22 MW) in the Hérault region and Clitourps (3.3 MW) in the Manche region –, and construction has started on five more farms with a total capacity of 45 MW. EDF Energies Nouvelles has obtained ISO 14001 certification for its French wind power activities. In the biomass segment, the Group is currently reviewing the technical and financial feasibility of projects with an aggregate power of 80 MW.

Distributed renewable energies: rapid growth

Photovoltaic specialist Tenesol, owned jointly with Total since May 2005, continues to grow rapidly. This company marketed 32 MWc of photovoltaic systems in 2005.

Everbat, a wholly-owned EDF subsidiary set up to equip new service buildings with solar power solutions and heat pumps, is off to a promising start. Eco-Alternative, which caters to residential customers, opened its second agency in Burgundy and delivered the largest-ever solar panels in France to three low-income housing complexes in Asnières.



The fossil-fired facilities, including the Cordemais plant – here the control room – played a key role in maintaining generation/consumption balance. (Below): the Dirinon fossil-fired plant in Brittany.



Working hand in hand to fight the greenhouse effect

In 2005, EDF and other French industrial players created Group'action CO_2, an organization set up to develop innovative techniques to reduce greenhouse gas emissions, improve research efficiency through information sharing and the development of joint projects likely to attract European financing, and to make their efforts better known.

Producing energy from household waste

After renewing its contract to manage the waste incineration plant in Issy-les-Moulineaux, TIRU won a contract to build a household waste incineration plant in Vesoul (Haute-Saône).

EDF Médiathèque – Frédéric SAUTEREAU





EDF Médiathèque – Ambroise TEZENNAS

"We are thoroughly reviewing the organization of our regulated businesses with a twofold objective in mind: ensure that the electricity market is effectively opened to competition, and guarantee that all benefit from the technical and economic efficiency and service quality that have historically been our trademarks and the cornerstone of customer satisfaction." Michel Francony

Regulated businesses: tapping into opportunities of **market opening**

EDF's network-related businesses are regulated. Constituting a de facto and legal monopoly, these businesses must, as markets open, provide the exact same treatment to all users: EDF, its competitors and their customers. In accordance with European directives, the laws of February 2000 and August 2004 include provisions stipulating that the management of these activities must be free to operate fully independently, as part of the EDF Group, under the supervision of the Energy Regulation Commission (CRE), which determines the terms and prices applicable to network access (prices are set jointly with the Minister for Economy and the Minister for Energy). The CRE is also responsible for guaranteeing that all users are treated equally. The Public Service Agreement signed in 2005, and the two sections specifically devoted to networks, clarify the framework within which network operations are conducted. Additional guidance is provided by the new set of public network usage charges (*Tarif d'Utilisation des Réseaux Publics* – TURP2) adopted by public authorities, at the suggestion of the CRE, in accordance with the terms set forth in the program fixed by the law of July 13, 2005 and published in the *Journal Officiel* of October 6, 2005. It will be applied with effect from January 1, 2006. Two key aspects of the public service approach to electricity were reaffirmed: uniform tariffs and flat transmission charges[1]. Energy consumption thus still costs the same wherever the user is.

1. Principe du timbre poste : *As with the postal system, transmission charges are the same regardless of the distance between where electricity is fed into the grid and where it is delivered.*



The France-Spain interconnection: Baixas-Vich ultra high voltage line (400,000 Volts).

Médiathèque RTE – Michel MONTEAUX

Transmission network: security of supply and market opening

RTE EDF-Transport, an EDF subsidiary

RTE, the transmission grid operator, was set up in 2000 as an independently operated EDF affiliate with unbundled accounts. On September 1, 2005, RTE became a limited liability company and wholly-owned subsidiary of EDF with a Supervisory Board and Board of Directors, a status that guarantees the operational independence of its management.

The missions entrusted to RTE EDF-Transport by the laws of February 10, 2000 and August 9, 2004 have been reconfirmed. The company is responsible for "operating, maintaining and developing the public network", "operating the system safely", "adjusting generation to meet demand", and "ensuring that all have equal and non-discriminatory access to the public transmission grid".

RTE EDF-Transport will remain an EDF subsidiary, although a portion of its capital could be sold to other shareholders provided that they are public entities.

The company implemented a new organizational structure in 2005, involving, among other things, the separation of its human resources management from that of EDF.

Initial development model for the public transmission network

The network RTE EDF-Transport owns and operates comprises 100,000 km of high and very high voltage lines. The law of February 10, 2000 defines its mission as elaborating a model of development for the transmission network, based on an analysis of the current situation and the constraints that could arise over the next 10-15 years. The model was built upon technical studies, projected trends in electricity supply and demand as calculated by RTE EDF-Transport (forward estimates) or different regions (public energy service plan), and on a pluri-annual program for generation investments set out by the Minister for Energy. The national model factors in those of all the regions, as drawn up by dedicated concertation bodies. Regional concertation guarantees that all local constraints and requirements are taken into account.

The initial development model for the transmission grid was published by RTE EDF-Transport after approval from the Minister for Energy, with a favorable recommendation from the CRE.

Market opening and consolidation

Operating in a dynamic market, RTE EDF-Transport has developed different technical solutions and signed contracts to ensure that it can deliver electricity to its customers, facilitate access to interconnection capacities at borders and foster exchanges. In particular, it has set up an auction system in collaboration with its Belgian, German, Swiss and Spanish counterparts.

TURP 2

The new public network usage tariff (TURP2) covers:

- *The costs of the transmission and distribution activities, factoring in the productivity targets set by the regulator, and*
- *A 7.25% return on capital invested compared with 6.5% under the previous TURP.*

All EDF Gaz de France Distribution units
once again won ISO 9001 and ISO 14001 certifications in 2005.

for power allocations at borders, and strengthened interconnections with Belgium. Cross-border electricity exchanges rose by 3.7% to 123 TWh in 2005. RTE EDF-Transport has also developed regional networks, notably in the southwest of France, the Auvergne department and the Tarentaise Valley, and installed special systems to ensure security of supply in regions that are faced with major constraints, like Brittany and the South-East. In all, 700 km of new or renovated circuits have been put into service.
The company also pursued its €100 million a year program aimed at bolstering the resistance of power lines to very strong winds.

Distribution network: making major changes

Independent management

The distribution activities of EDF and Gaz de France were formerly conducted jointly, including where selling efforts were concerned. New regulations calling for guarantees that the organizational structures of distribution network operators are independent of those of their parent companies' other activities required a clean separation between marketing and distribution activities and gas and electricity businesses. The operational synergies achieved under the jointly operated system have nonetheless been preserved.
Three entities have been set up in France (including Corsica but not the overseas departments), in accordance with the law of August 9, 2004:

- EDF Network Operator *(Réseau de Distribution – ERD)*: operates the electricity distribution network for EDF. ERD also defines and implements operating, investment and development policies, negotiates contracts, and ensures that access to the network is impartial. ERD's accounts are unbundled and it is managed independently. It is also responsible for relations with public authorities and the CRE;
- its equivalent, the network operator, for the gas business, is *Gaz de France Réseau de Distribution;*
- EDF Gaz de France Distribution (EGD): jointly owned by EDF and Gaz de France, this entity handles local public service agreements, oversees the technical operations of the networks, and manages technical work as well as meter reading.

These distribution services are carried out as part of 20-30 year concessions agreed to with the local authorities that own the networks.

New organizational structure gathering momentum

Full market opening was in play for the first time in 2005 for more than 2.5 million businesses and local authorities. ERD was a model of neutrality, and all customers expressing a desire to switch providers were able to do so.
More than 400,000 customer sites took advantage of their freedom to choose their electricity supplier. ERD purchased power losses on the wholesale market in full independence.
In accordance with the law of August 9, 2004, it drew up a Code of Conduct *(Code de Bonne Conduite)*, setting forth its commitments and the measures undertaken to guarantee the neutrality of its practices[1]. Guides outlining all of these principles were given to each employee. ERD also published its first technical reference guide[2] for network users, in response to a request from the CRE.
ERD created an Electricity Transmission Network Users' Committee *(Comité des Utilisateurs du Réseau de Distribution Électrique* – Curde*)* to promote exchanges and concertation. The main topics addressed are how to facilitate transparent and non-discriminatory access to the network and to improve practical conditions and user contracts. The Curde meets every two months and includes a number of special committees.

Key figures for distribution business in continental mainland (France including Corsica and the overseas departments)

	2004	2005
Network length (km)	1,240,000	1,247,000
% of new medium voltage lines buried	94.3%	94.4%

1. *This Code of Conduct can be consulted on the www.edfdistribution.fr website.*
2. *An initial draft can be consulted on the www.edfdistribution.fr website.*



EDF R&D on the move

Extending useful life translates into substantial savings

One cannot rely on feedback alone to determine when the network's 3,500 high voltage, low oil-content circuit breakers need to be replaced. Electrical ageing and mechanical endurance tests conducted on older equipment in EDF laboratories showed, as did other assessments, that the circuit breakers can remain in service for at least another ten years, which will translate into substantial savings.

Using an aerial bucket truck to unblock a manually operated aerial switch.



EDF Médiathèque – Johann ROUSSELOT



Far from the European grid interconnections, the Reunion Island is a small, isolated energy system, like those in Corsica and the overseas departments. Here the water intake of the *Orgues de Rivière de l'Est*. Below, the Port plant (oil and combustion turbine) provides a contribution to growing energy consumption on the Reunion Island.

EDF R&D on the move

Unleashing synergies for equipment purchases

The new underground low-voltage connection cable is very safe, compatible with existing installations and less expensive than its predecessor. It was designed in close collaboration with EDF Energy, based on the substantial feedback received in the UK. The new specification is closer to international norms, and has thus attracted the interest of a larger number of suppliers, in turn stimulating competition and enabling procurement savings.

Detailed consumption forecasts

Distributors need forecasting tools for different timeframes to plan network development, quantities to be drawn from the transmission network, decentralized generation as well as "power loss" purchases on wholesale markets. The Premis software developed by EDF R&D is designed to forecast consumption on an hourly basis with a 2-3% margin of error. The next step will be to factor climate risks into network planning.



EDF Médiathèque – Frédéric SAUTEREAU

Quality of supply and service

Like each year, EDF had polling firms conduct satisfaction surveys of the customers connected to the network in 2005. Satisfaction rates held steady at 93% for local authorities, with a one-point increase in average-sized cities offsetting a one-point decrease in rural communities. The satisfaction rate amongst residential customers was once again high: 95% said they were very satisfied or satisfied with customer service quality and 90% with the network services offered (meter reading, technical interventions and quality of supply).

The number of independent power generation facilities is increasing, and many of these will need to be connected to the distribution grid. ERD works with a transparent and recognized management procedure, the main criterion of which is the industrial relevance of the sites. It proved relatively simple to connect wind turbines in areas where there is a history of harnessing small decentralized power units, notably micro hydro. Certain others with less experience had difficulties managing execution times and drawing up estimates, although these problems have since been resolved. In the short-term, permits have been granted for more than 3,000 MW of wind power that will need to be connected to the distribution grid.

Preparing for the future

The questions of quality and proximity are becoming all the more important as the 2007 deadline for full market opening approaches, with close to 28 million residential customers set to become eligible. EDF is preparing to transfer some 10,000 people from its agencies to other units, and is reformatting its information system. The run-up to full opening is mobilizing a wide number of Group businesses, and is being approached transversally as part of the "Residential Project".

Island energy systems: renewables and energy savings

Using specific regulation models for specific situations

The term island power systems *(Systèmes Electriques Insulaires - SEI)* refers to all electricity systems operated in "areas that are not interconnected to the continental mainland network" (law of February 2, 2000), chiefly the French overseas departments[1], Corsica and Saint-Pierre-et-Miquelon. These regions benefit from the same tariffs as the continental mainland, even though electricity generation costs are structurally higher there. This situation has two consequences: first, the legislator considers the additional generation costs as public service charges, meaning they are offset by the *Contribution au Service Public de l'Electricité (CSE)*. Second, the uniform tariff policy precludes the development of a competitive market. EDF is thus a single buyer in these regions, with competition only being expressed in generation through calls for tenders launched by public authorities (law of August 9, 2004).

Significant needs

Demand for electricity is growing fast in all of these geographical areas. In 2005, EDF was asked by public authorities to conduct a study on the medium-term generation requirements of SEI, in preparation for the ministerial decree on PPI[2]. The conclusion was that a total 800 MW of capacity will need to be set up before 2010.

Two generation facilities came on stream in 2005: the Grand-Santi thermal plant (600 kVa) in French Guiana, and a 40 MW combustion turbine in Jarry-Sud. The latter will respond to increasing peak demand in Guadeloupe, where underwater interconnection with Les Saintes has been re-established. Work has also begun to interconnect Corsica to Sardinia.

Solutions based on decentralized renewable energy are being favored in joint efforts with Ademe and local authorities. In all, 17,000 solar water heaters have been installed in the overseas departments, lifting the number of homes thus equipped to 115,000. This equipment enables savings of 150 million kWh, which would have required 70 MW of power during evening peak hours. Demand control is also being put to work to complement these efforts. EDF notably continued to work with Ademe[3] and local authorities to promote the use of energy-efficient lamps, 500,000 of which were sold in Guiana, Martinique and Guadeloupe during the year.

1. *Overseas departments: Reunion Island, Guadeloupe, Martinique and French Guiana.*
2. *PPI:* Programmation Pluriannuelle des Investissements *(Pluriannual Investment Planning).*
3. Agence De l'Environnement et de la Maîtrise de l'Energie: *France's agency for Environment and Energy Management.*

EDF's gross investments

in distribution networks amounted to €1.5 billion in 2005. The Public Service Agreement signed with the state on October 24, 2005 included a number of commitments relating to network security, environmental safety and environmental protection, three areas in which the demands of users and local authorities are particularly clear. To ensure that the corresponding measures are implemented, EDF has committed to increase its gross investments in distribution by 6% a year in 2006 and 2007.

Renewal of ISO 9001 certification

for distribution activities and supply to SEI units. ISO 14001 certification of SEI installations.

Important dates for the **French business**

Market

- July 1, 2007: residential market opened to competition.
- 2006: launch of energy efficiency certificates (white certificates). EDF will have to meet specific targets for the collection of white certificates between 2006 and 2008.

Generation

Nuclear
- Launching of the application for authorization decree procedure for the nuclear facility "Flamanville 3" (EPR) and progress achieved on other key steps towards its construction and operation.
- Vote by parliament, in accordance with the Bataille Law of 1991, on a law relative to the management of high-activity long-lived radioactive waste.

Fossil-fired
- Re-commissioning of the Porcheville B2 facility, the first of the four oil-fired units to be removed from the guaranteed shutdown state (GSS).
- Further renovation work at Blénod (ten-year inspections of units 2 and 5) and Cordemais (denitrification equipment for units 4 and 5).

Hydro
- Preparation for renewal of and tenders for hydro concessions.
- Further pursuit of three projects aimed at releasing water from reservoir flows into a turbine, with a service start scheduled for 2007.

Renewable energy
- Commissioning of the Tenesol photovoltaic panel factory in Toulouse.
- Development of a 20 MW biomass project in Spain.

Human resources
- Start of a period of intensive turnover: over the next ten years, half of EDF's generation staff will retire (1,500 people a year), especially engineers and technicians, positions that require two years of specific training on average.

Transmission network

- Close of public debate on the Maine-Cotentin extra high voltage line, one aspect of the debate on the French EPR.

Distribution network

Residential market opens to competition on July 1, 2007
- Unbundling of distribution and sales activities; effective transfer of some 100 customer platforms to EDF and Gaz de France commercial units in 2006.
- 2007 Residential Project: reorganization of human resources, overhaul of IT systems to include tools capable of handling close to 28 million residential customer sites.

Public Service Agreement
- 6% increase in gross investments in distribution network in 2006.

Island power systems

Generation
- Launch of the Rizzanese dam projects (Corsica, 54 MW), subject to a *Déclaration d'Utilité Publique*.
- Extension of the *Rivière de l'Est* hydro equipment to bring an additional 20 MW of peak capacity to Reunion Island.
- Acquisition of a back-up mobile combustion turbine (20 MW) for use by the entire island power system.
- Preparation for the overhaul in 2010 of basic fossil-fired power resources (800 MW).

Networks
- Coming on stream of a new 63 kV line between Lamentin and Le François (Martinique).
- Bringing into service of the cable between Sardinia and Corsica (50 MW).
- Signature of distribution concession contracts with local authorities in inland Guiana.



Pont-de-Lignon hydro plant, one of the Loire Ardèche region hydro facilities.

EDF Médiathèque – Philippe BRAULT



EDF Mediatheque – Tristan PAVIOT

Playing an active role in building the European energy market.


EDF Médiathèque – Gilles DE FAYET

EDF Europe

Consolidating positions in Europe

Energy prices on the increase
European markets, which remain fragmented notably owing to insufficient interconnection capacities, saw energy prices increase across the board in 2005. A number of factors were behind this phenomenon: an increase in global fossil fuel prices (60% of Europe's energy is generated with fossil fuels), the introduction of tradable emissions permits, rising demand, and the need to invest massively in new generation capacities.

Establishing strategic positions
The EDF Group is already firmly established in France, and its industrial project focuses on active participation in the construction of the European market with the aim of becoming one of the leading players. To this end, it has built up strategic positions in the three other large European markets: the UK, Germany and Italy.
The Group devoted 2005 to consolidating its positions, taking control of Italy's Edison in partnership with a consortium led by Milan electricity and gas utility AEM, and setting up a balanced partnership with OEW, a consortium of local authorities from the Baden Wurtemberg region, in Germany's EnBW. EnBW, and especially Edison, also anchor the Group solidly on the gas market.
In Switzerland, these consolidation efforts translated into a strengthening and extension of EDF's ties to a new group of companies including ATEL, in partnership with other players from western Switzerland.
The EDF Group is also active in other neighboring European countries, in particular through its trading activities in Spain and Belgium. In Central and Eastern Europe, which will remain fast-growing markets, synergies allowed Group affiliates to boast healthy operational and financial performances.



EDF Médiathèque – Manuelle TOUSSAINT

"Over the years, EDF Energy has become a leading player in the British market, making it a cornerstone of the EDF Group's industrial project for Europe. The 12,000 men and women who make EDF Energy what it is will rise to the challenges that come up in the years ahead by combining the strength derived from their deep commitment to their market and the long-term vision shared with the EDF Group." Vincent de Rivaz

EDF Energy: on the road to success in the UK

This was an unusual year for energy markets in the UK: Electricity prices increased by more than 90%, notably on the back of gas market tensions (gas accounts for 40% of the country's energy mix). Rising costs had an extremely disruptive effect on the market, and EDF Energy was forced to increase its tariffs to preserve margins. The company was nonetheless able to protect its customers by passing on no more than an average 30% of the increases to its customers, enabling it to bolster its market share at the same time.



EDF Médiathèque – Simon KREITEM/Getty Images

A leading market player

EDF Energy, a fully-owned EDF subsidiary, is the UK's leading electricity distributor. In 2005, it distributed more than 89 TWh of electricity to some 7.8 million homes and businesses in London, the East of England and the Southeast. It also ranks among the leading suppliers, selling gas to 1.2 million customers and electricity to 5.1 million residential and SMEs users. It has a solid portfolio of large customers in the industrial and service sectors. A total 33.3 TWh were delivered to this segment in 2005, making EDF Energy the UK's leading supplier. In all, EDF Energy sold 52.7 TWh of electricity during the year and 2.0 Gm^3 of gas (excluding volumes used internally).

EDF Energy operates a total fossil-fired capacity of 4.8 GW with Sutton Bridge (CCGT[1]), Cottam (four coal-fired stations) and West Burton (four coal-fired and two CCGT plants). It also holds stakes in other producers, in particular the Barking plant in London. Lastly, EDF Energy operates offshore wind farms off the northern and eastern coasts, the main locations being Cromer and Teeside (108 MW each).

1. Cycle Combiné Gaz Turbine: *Combined-Cycle Gas Turbine.*

Committed to customers and innovation

An energy partner of choice

The team at EDF Energy's Major Business Division deals directly with 30,000 corporate customers. Its approach is based on long-term partnerships. The company offers innovative contracts, value added services and highly sophisticated products that help customers optimize their energy consumption and supply and evaluate energy market risks. In 2005, EDF Energy began to send them, free of charge, bimonthly reports on wholesale electricity and gas markets in the UK. The company also funded seminars on the conditions and challenges of the energy market. EDF Energy set up its Service Development Manager to handle complex issues relating to large accounts in 2003. This portfolio includes some 30 customers with more than 1,000 sites.

EDF ENERGY: INSTALLED CAPACITY IN MW IN 2005 (RAW DATA)


4
938
4,000
Coal and Gas*
Wind power and other renewables
Total: 4,942 MW

EDF ENERGY: GENERATION BY AREA IN GWh IN 2005 (RAW DATA)


10
5,075
17,784
Coal and Gas*
Wind power and other renewables
Total: 22,869 MW

**Fossil-fired: coal and gas.*

Heathrow, terminal 5

As testimony to its reputation for dependability, EDF Energy, which manages the electricity network for Heathrow, Gatwick and Stansted airports in London (operated by British Airports Authority), has been selected to build infrastructures for the high voltage electrical network at Heathrow terminal 5 in 2006, in preparation for the 2008 inauguration. This is a complex and sensitive undertaking for the world's busiest airport.

14%
share of electricity sales to residential customers and SMEs

27%
of distribution networks

20%
share of electricity sales to the industrial and service sectors

Delivering new and innovative offers

During the year, EDF Energy expanded the range of Flexibility contracts, launched in 2004; these contracts give customers the opportunity to purchase energy at their own pace, and to access the wholesale market directly to get the best prices. Similarly, Energy View® is an online service allowing them to monitor their energy consumption.

A good number of customers have been won over by these contracts. Andrew McMurtie, of Scottish Courage, is a case in point: "We want to control our exposure to the wholesale market", he explains. The brewer's energy needs were segmented, allowing it to negotiate the best prices for 24 time periods, rather than one, as would be the case with a typical one-year contract. Royal Mail did not want to go over budget, or be exposed to significant price increases. Lech Bartoszewski, specialist buyer, opted for a flexible term contract, enabling the company to "manage price risks". Boots also chose EDF Energy because of its flexibility. Andrew Jones, group energy manager, explains that "EDF Energy's services allow us to negotiate the best prices for wholesale energy and build a transparent relationship with the supplier".

A new agreement with the regulator

Another five-year meeting with the regulator for Britain's gas and electricity industries, Ofgem[1], was held in 2005 to determine the company's commitments and how these would be funded over the medium-term. EDF Energy argued its case effectively, and the key points it raised were taken into account. An average 67% increase in capital expenditure was authorized compared with the 2000-2005 period, and the authorized return on capital was raised from 6.5% to 6.9%. In exchange, EDF Energy committed to decreasing its operating expenses and will undertake a cost cutting program. The new tariffs agreed upon went into effect on April 1, 2005.

Modernizing generation facilities

EDF Energy has initiated a far-reaching program aimed at upgrading its coal-fired facilities. The program involves installing flue gas desulfurization plants at the West Burton station (2005) and Cottam (before 2007). Between now and 2007, EDF Energy will also install denitrification systems at both sites.

Outlook

EDF Energy's prime objectives are to bolster upstream/downstream integration, increase net margins at the deregulated businesses, build up positions on the gas market while at the same time improving security of supply, and to boost productivity at the distribution division. Management is geared up to meet these challenges in the years ahead.

EDF R&D on the move

Using decision-making tools for boiler refurbishment at West Burton 4

When it came time to revamp the boiler at West Burton 4, EDF Energy used the tool designed by EDF R&D to help with investment decisions concerning fossil-fired plants. This resulted in a €2.7 million gain over eight years compared with the original plan.

1. Office of Gas and Electricity Market.



One brand for all

The three regional brands previously known to residential customers (London Energy, SWEB Energy and Seeboard Energy) have moved under the EDF Energy umbrella. ECS, which handles meter reading, rebranded to its parent company's name and focuses exclusively on EDF Energy customers. The EDF Energy brand has also been selected for the national loyalty program, Nectar.

EDF Energies Nouvelles

EDF Energies Nouvelles has been quite active in the UK with the construction of three wind farms (44 MW) in Fenland. An electricity purchasing contract has been signed between the farm and EDF Energy.

Rob Richardson, brewery Scottish & Newcastle: "Energy is a significant input cost item for Scottish & Newcastle and a growing list of relatively new factors - rising prices, volatility, carbon, risk management, supply constraints, generation mix, environmental impact etc. - is making it a more volatile and complex issue to manage effectively, requiring a need for greater risk management. EDF Energy's continued support and innovative balanced approach have greatly helped us develop our understanding and ability to manage these challenges."



Annette Bowdery, town of Islington: "We have considerable historical and local knowledge of the street lighting infrastructure and needs of the residents of Islington. With EDF Energy's expertise in the design and installation of the new lights and their ability to resolve any on-site issues, together we are delivering a really successful project."

EDF Médiathèque – Simon KREITEM/Getty Images

EnBW: a winning strategy for Germany

EnBW (45.01%-held by EDF with 46.12% of interest and voting rights, or the same as OEW) continued its turnaround in 2005. The group contributed €152 million to EDF's net profit, and added €5,005 million of revenues to the consolidated total. It also simplified its organizational structure and bolstered its core business via a series of acquisitions and disposals. The Topfit program, targeting €1 billion of savings between 2003 and 2006, was pursued.

Germany's third largest energy group

Generation: boosting capacities

The fact that EnBW's basic generation capacities include both nuclear and hydro gives it a good deal of flexibility. This energy mix (clean generation and external sourcing) also means that CO_2 emissions are 50% below the national average for Germany. Semi-base load supply is provided by coal-fired units, with gas- and oil-fired plants, as well as pumped storage plants, used to meet peak demand.
The nuclear plants boast an availability rate of 89.3%. The Philippsburg facility was awarded a "very good plant" rating during an OSART review. The Obrigheim site has been permanently decommissioned, in keeping with the consensus between government and industry on phasing out nuclear electricity and the ensuing law.

As regards hydro capacities, EnBW has started construction on the Rheinfelden facility (100 MW) on the Rhine. This is a major renewable energy project for Germany, involving a €280 million investment. Studies are also being conducted to see whether the Iffezheim hydro plant will be equipped with a fifth turbo alternator (38 MW).

Trading: winning market share

EnBW has around 80% of the residential and business markets in the Baden Wurtemberg region, and is working to consolidate its positions there. In 2005, its bid was selected by the federation of Baden Wurttemberg municipalities to supply 420 GWh a year.



EnBW has about an 80% share of the residential and professional market in Bade-Wurtemberg.

Geothermal

EnBW is supporting the development of geothermal power to the tune of €3 million, of which €2 million will go to the geothermal station in Bruchsal, near Karlsruhe, and €1 million to geothermal heat pumps to heat 500 homes.

EDF Médiathèque – Matthias MARTIN/Getty Images



Right: Following an OSART review, the Philippsburg nuclear plant was deemed a "Very good plant".

Below: Karl Haase, Head of Edelstahlwerke Südwestfalen GmbH steelworks at the Siegen site. This steel company is a leader on the market for high calibre steel.



EDF Médiathèque – Philippe BRAULT (top) / EDF Médiathèque – Matthias MARTIN /Getty Images (bottom)

EnBW also continued its expansion outside its traditional market. It notably won a contract to supply electricity to the Witten-Krefeld steel factories in Westphalia, and renewed its contract with leading retailer Metro to deliver electricity to more than one thousand sites.

The Yello brand, used for the Group's retail services outside its traditional market, has attracted 1.1 million customers and posts a record brand recognition of 98% in Germany.

As part of its ongoing repositioning, the brand has adjusted its prices to reflect actual transmission conditions, which vary from one region to the next, and abolished its flat rates. To bolster its sales capacity, EnBW signed a contract with Steag (in the Ruhr); starting in 2010, the producer will make 250 MW of generation available at the future Duisburg-Walsum plant.

Transmission and distribution: new developments taking shape

EnBW is practically the only company to operate the Baden Wurtemberg electricity transmission network, so it is very active in distribution with more than a thousand concession contracts, 750 of which have been signed directly with municipalities. EnBW has about 50 stakes in local Baden Wurtemberg electricity and gas utilities. In 2005, it acquired a 49.9% interest in the new local utility and lifted its stake in that of Weinheim to 39.72%. The group also penned a new cooperation agreement covering water management services with the local utility of Schramberg.

EnBW is also investing to upgrade its networks. One new central dispatching unit at Esslingen, in the Baden Wurtemberg region, will replace all of the former units.

Gas: strength in vertical integration

EnBW is active in regional transmission via GVS (50% owned by ENI), which has 1,892 km of gas pipelines and 90 Mm³ of storage capacities located chiefly in Baden Wurtemberg. GVS supplies distributors as well as a few large industrial companies. In the distribution market, EnBW Gas mainly serves residential and business customers in and around Stuttgart.

Outlook

EnBW is considering building two coal- or gas-fired fossil-fired plants. It will begin marketing a combined electricity and gas offer to expand its customer base, and continue to capitalize on the Yello brand outside its traditional home market.

The group is also preparing to renew the major portion of its electricity distribution concessions between 2008 and 2012, based on a structured plan of action that takes into account the specific situation of each municipality.

EnBW: installed capacity in MW in 2005 (raw data)


4 32
3 3,226
1 4,843
2 5,919
Total:
14,020 MW

1 Nuclear
2 Fossil-fired
3 Hydropower
4 Wind power and other renewables

Utilities services

EnBW is positioned on the industrial energy services (ESG), waste management (U-Plus) and water management markets.

EnBW: generation by area in GWh in 2005 (raw data)


3 9,360
12,7%
1 40,559
55.1%
2 23,647
32,2%
Total:
73,566 GWh

1 Nuclear
2 Fossil-fired and misc.*
3 Hydropower

NB: Hidrocantabrico was included in the 2004 figures but not 2005.
**This includes energy produced with pumps and other waste incineration plants.*

Italy: establishing positions in a buoyant market

The Group is active in Italy chiefly via Edison (51.58% stake since October 1, 2005, 50% of the voting rights alongside AEM Milan). Between now and 2014, electricity consumption is expected to increase by about 3% a year in Italy, i.e. at a much faster pace than the European average. Electricity prices are significantly higher in Italy than on the well-meshed continental network and increased further in 2005, although by less than in other European countries. A program designed to add some 21 GW of capacity has been adopted for the 2004-2011 period, with Edison contributing 22.5% of the total.

Edison: a motor for growth

The clarification of the Group's commitment with regard to Edison has opened considerable growth prospects, given that Edison ranks second in Italy's electricity market and third in the gas segment.

In 2005, Edison contributed €1,010 million to EDF's consolidated revenues and €34 million to net profit. The joint governance arrangement with the consortium led by AEM Milan has already begun to bear fruit. In December 2005, EDF, AEM Milan and its Italian partners approved the company's development plan for 2006-2011, calling for investments in electricity generation capacities and, more importantly, in gas assets. Two new gas-fired plants, Torviscosa and Altomonte, will be added in 2006, with Simeri Crichi set to come on stream in 2007.

Edison is securing and diversifying its gas sources. The commissioning in 2008 of the Rovigo LNG regasification terminal will be a step in this direction, securing 6.4 billion cubic meters a year from Qatar.

Working with Greek gas corporation DEPA, the company is considering building a gas pipeline (the IGI) between Greece and Italy, in keeping with the intergovernmental agreement signed in November 2005. The infrastructure, which should come on stream in 2010, will enable Italy to import some 8 billion m³ of gas through Turkey, in particular from a number of new supplier countries on the Caspian Sea and in the Middle East.

Where upstream operations are concerned, Edison is developing an exploration and production business. The goal, as outlined in the development plan, is for the company to be able to meet about 15% of its gas needs with its own resources.

Service companies

Fenice, a fully-owned EDF subsidiary, specializes in energy efficiency and is expanding its business with industrial customers. It notably won two contracts in 2005 for the cogeneration plants of ITT and Barilla. Fenice is unleashing synergies with other Group entities, like EDF Energia Italia, which purchases excess cogenerated electricity from it, and Edison and Edipower, to which it provides environmental services. The company is also working jointly with Edison's sales management to win business from large industrial customers.

EDF Energia Italia, also a fully-owned EDF company, markets electricity to eligible customers in Italy and provides a range of services to EDF's large European customers there. Its customer portfolio complements that of Edison.

Siram (51% EDF), jointly owned with Dalkia, is Italy's leading provider of energy services for customers in the service and industrial sectors as well as local authorities.



EDF Energies Nouvelles

Commissioned in 2005, the Candela cogeneration plant (380 MW) is posting the best environmental performances of any Italian facility.

EDF Energies Nouvelles has brought a 70 MW wind farm on stream in Campagna, and started construction on another 72 MW farm in the Apulia.

The combined-cycle plant of Tarento uses the residual gases from steelworks as fuel.

EDF Médiathèque – Mario LA PORTA/AFP

Edison: installed capacity in MW in 2005 (raw data, including share of Edipower generation reserved for Edison)



3 253
2 1,837
1 7,978
Total: 10,068 MW
1 Oil, gas and coal
2 Hydropower
3 Other renewables

Edison: generation by area in GWh in 2005 (raw data)



3 407
2 3,514
1 40,767
Total: 44,688 GWh*
1 Oil, gas and coal
2 Hydropower
3 Other renewables

**Including purchases at interconnections and on the Italian market, sales totaled 52,700 GWh and 50,500 GWh, respectively.*

Gas: a European strategy

Electricity companies are required to use gas as a resource, both to deliver the combined gas/electricity offers their customers demand and to generate electricity.
EDF's strategy with regard to gas is based on a European approach. The Group is preparing for an increase in its gas needs, and seeking to secure and optimize its sourcing.
The decision to take control of Edison jointly with AEM Milan was a step in this direction.

Promising developments

Business gaining momentum

In addition to the clarification of EDF's position as an Edison shareholder, the Group also made progress in other parts of a fast changing European market, against a backdrop of rising prices and with operators seeking to position themselves on all segments of the gas industry.
The Group pursued its development plans on its four key markets. In Italy, Edison forged ahead with plans to extend its electricity generation facilities and convert to combined cycle gas turbines. In France, EDF gradually started up its marketing activities on January 1 to end the year with more than 13,000 customers consuming 7 TWh on an annualized basis. The Group developed a special entity dedicated to purchasing, transport and storage in France to secure supply for its customers. In September, EDF SA's supply authorization for France, called its general interest mission *(mission d'intérêt général)*, was extended.
The Group also pursued its efforts to set up gas units in order to optimize intragroup actions, capitalizing on the complementary nature of the business portfolios of Edison, EnBW, EDF Energy, EDF Trading and EDF SA.

Supply secured

In 2005, EDF SA penned two medium- and long-term supply contracts. The first, signed on June 6, 2005 with Gaz de France, was a three-year contract for 12 TWh. The second, reached with ENI on July 27, 2005, was an eight-year contract covering annual volumes of 10 TWh (preceded by a two-year period during which volumes will be gradually ramped up).
The Group also entered into talks with different generators, including for the supply of LNG.
In October, EDF SA received its first deliveries from the long-term gas contract signed with Statoil in 2003.
The EDF Group participated in different acquisitions in the midstream segment[1] in 2005. EDF also bid to acquire reserves for the first time. The highest bidder offered a premium to the market price, which EDF did not do because the acquisition would not have met the Group's profitability criteria under these circumstances.

1. Midstream: assets used to secure, transport and process gas. These can be physical assets (e.g. gas pipelines, storage sites or LNG terminals) or contracts (capacity rights, purchase contracts, etc.). Trading activities are considered part of the midstream segment.



In Italy, Edison has pursued the extension and conversion of its electricity generation fleet, moving to gas-fired combined-cycle. Here the Taranto plant 2.

EDF R&D on the move

Anticipating gas prices in Europe
Using EUGAS, a fundamental supply model for European gas, EDF R&D has conducted studies to anticipate the shape of its gas portfolio and marginal supply costs in Germany, Spain, France, Italy and the UK in 2030.

EDF Médiathèque – Mario LA PORTA/AFP

Outlook

In 2006, the Group will step up cooperation between these companies to increase the volumes it handles from 25 Gm³ in 2005 to 40 Gm³ in 2010-2012[2] (excluding acquisitions).

It will also seek out investment opportunities in LNG as well as in transport, import and storage infrastructures. In particular, through Edison, the Group will be looking further into the possibilities associated with the IGI linking Greece and Italy. It will also be working to bolster its portfolio of suppliers in Europe and diversify its sources. With this in mind, it will consider investing in reserves as opportunities arise. Later in the year, via EDF Trading, the Group will attempt to boost its rights to access the interconnection from Belgium to the UK.

In France, EDF will continue to implement its business plan for the gas activities, notably as regards local authorities, a market to which it has had access since September 2005. The Group is also gearing up for full market opening in 2007, and ensuring that it will be in a position to offer consumers combined gas and electricity services.

EDF's gas positions in Europe*

Country	Quantity	Operator	Activity
France	0.3 Gm³	EDF S.A.	Retail
UK	3.3 Gm³	EDF Energy	Generation of electricity and steam, retail
Italy	13.3 Gm³	Edison	Generation of electricity and steam, retail
Germany	8.4 Gm³	EnBW	Retail and wholesale

** This table does not include EDF Trading. The volumes shown correspond to 100% of these companies' businesses.*
*** Excluding volumes generated by Dalkia France (3 Gm³).*

2. Excluding volumes generated by Dalkia France.

Posting good performances in **Central Europe**

EDF's affiliates in Central Europe are recording strong performances in very buoyant markets, capitalizing on all the advantages to being part of the EDF Group. Distribution companies SSE of Slovakia and Demasz of Hungary will be facing market opening at the same time, and are sharing their experiences. They exchanged about 500 GWh with Everen, EDF's marketing arm in Poland, where synergies are being unleashed in numerous areas: electricity sales, joint coal purchasing for all of the Group's plants, and transversal projects involving IT systems in particular.

Hungary
Installed capacities:

392 MWe

1,724 MWth

Poland
Installed capacity (all plants):

3,169 MWe

3,874 MWth

Hungary and Slovakia: winning customers

Hungary and Slovakia opened their non-residential markets to competition shortly after their admission to the European Union. SSE and Demasz have been able to maintain their market shares by building on the loyalty of existing customers and adding new ones.

In Slovakia, SSE sold 6.3 TWh during the year, more than 60% of which to industrial customers, translating into revenues of €495 million. It has 30% of the Slovakian market with 695,000 customers. The company signed two major supply contracts with automakers PSA and Kia-Hyundai. The one with PSA is a two-year, renewable contract to deliver 40 GWh in 2005 and 90 GWh in 2006 to the factory being built at Trnava (300,000 vehicles a year), which will consume 200 GWh after its industrial commissioning in 2007. SSE will purchase a portion of this electricity from EDF's fossil-fired plant at Rybnik, Poland.

In Hungary, D-Energia, Demasz's new sales and marketing arm, was quick to carve out a place for itself, capturing 10% of eligible customers. This makes it the fourth ranked company in that market.

BERt's facilities in Hungary generated 1,530 GWhe and 9,136 TJ heat during the year.

Poland: a top ranked producer

The Group accounts for 12% of Poland's total electricity generation and 28% of cogeneration. Since its admission to the EU in 2004, Poland has been adapting its regulations, and the new long-term energy policy calls for further market opening and the continued use of domestic coal, relying on imported coal or gas as needed.

The Group's plants generated 15,036 GWhe and 30,650 TJ heat in 2005. Preparations for the new environmental standards applicable from 2008 continued apace. The Rybnik plant began building a desulfurization unit, and the cogeneration facilities signed a long-term supply contract for low-sulfur coal. The latter also forged ahead with their restructuring plans, in keeping with the collective agreements signed with union representatives for 2005 and 2006.



Pawel Adamowicz, mayor of Gdansk.

Krzysztof Nowak, Head of Production at Soufflett à Poznan, a company that produces malt from barley for the manufacture of beer.

EDF Médiathèque – Piotr MALERI/Getty Images

Outlook

The Group will continue to mobilize all of its expertise to help its subsidiaries thrive in a fast changing environment. SSE and Demasz are both preparing for full market opening in 2007, and will be working together to unbundle their network (regulated) and marketing activities. As a network operator, SSE is also gearing up for the new four-year tariff system that will come into effect on January 1, 2007. BERt will complete the renovation of its plants in 2006.

Lastly, EDF and EnBW will enhance the coordination of their activities in Central and Eastern Europe.



Aiming for global presence and identifying growth markets.



EDF Médiathèque – Johann ROUSSELOT

EDF worldwide

International activities: pursuing a selective strategy

The decision to refocus on Europe has led EDF to gradually divest its positions in Latin America. Some transactions may nonetheless be carried out outside Europe in order to give new momentum to the asset portfolio. For instance, the Group has sold the two plants it built and operated in Egypt two years after these were connected to the grid.

EDF has been active for many years in Asia, where significant plant construction projects, notably nuclear, will be a bona fide technological feat. The Group owns and operates, either alone or in partnership with other investors, electricity generation facilities there.

Elsewhere in the world, the EDF Group intends to respond to increasing energy demand, and to continue to capitalize on its unique expertise through direct sales of engineering services and general contracting assistance.

China and Southeast Asia: strategic positions

Economic development necessarily translates into demand for electricity: the latter is increasing by 15% a year in China and Vietnam and by 6% in Thailand. It is estimated that more than half of the new electricity plants built worldwide between now and 2020 will be in Asia. EDF has been active in China for more than twenty years, and is using the strategic base it has built there to forge partnerships and make investment decisions.

China to continue to add electricity generation capacities

China will continue to build the equivalent of France's entire generation capacities each year: 70 GW in 2005 and 80 GW in 2006, with at least two or three nuclear reactors added.

China: a long-standing partner

Service sales: making the most of our know-how

The Group has been active in China for more than 20 years, first participating in the construction of the Daya Bay and Ling Ao nuclear plants before seizing opportunities that arose in the fossil-fired and hydro sectors. EDF has entered into two new contracts with CGNPC, which operates the Daya Bay and Ling Ao stations: one for general contracting assistance at Ling Ao 2, where two 1,000 MW reactors will be added, plus a long-term partnership agreement covering engineering, operations and investments. The Group also penned a cooperation agreement with CPI, one of the five national electricity companies, for services ranging from the training of engineers to the management of nuclear projects.

Electricity generation: EDF the leading foreign investor

EDF is the largest foreign investor in China's electricity sector. Figlec, a fully-owned EDF subsidiary and owner of the Laibin B coal-fired plant, has completed its refinancing, the key to reaching a win-win agreement with the province of Guangxi.

SZPC (19.6% EDF), which operates several coal-fired plants in the province of Shandong, staged a good operating performance despite the fact that the coal market was tight throughout China. The desulfurization unit planned for the Shiheng station will be coming on stream: the quality of the project is such that it was awarded the largest subsidy ever by the province's environmental ministry.

South Asia: two landmark achievements

In Vietnam, the Phu-My 2.2 CCGT (715 MW), built by the EDF Group for MECO (56.25% subsidiary), came on stream in 2005. The plant has excellent availability rates, generating €148 million of revenues and contributing €16 million to Group net profit.
In Laos, the Nam Theun 2 dam project (1,070 MW) being handled by NTPC, of which EDF is majority shareholder with 35%, made a major step toward completing its financing in 2005, notably obtaining the backing of the World Bank. This is the first time in more than ten years that a large hydro project has made this much progress. Construction work is now underway.



The construction of the Nam Theun 2 hydro dam in Laos began in 2005. A powerful development factor for the country since 85% of the electricity generated will be exported to Thailand.

EDF Médiathèque – Philippe ERANIAN/Corbis



Above, the Koudia Al Baida windfarm in Morocco. Below, an emergency repair team from Light, repairing the underground network in the Barra neighborhood in Rio de Janeiro, Brazil.



EDF Médiathèque – Daniel RIFFET (top) / EDF Médiathèque – Pascal AIMAR (bottom)

America and Africa: reorganizing the assets

EDF is reorganizing its assets in the Americas and Africa, making sure that any selective acquisitions or divestments it undertakes create value not only for the Group but also for the country, EDF's partners and the companies' customers.

Latin America: a careful divestment program

Another aspect of the Group's decision to refocus on Europe concerns finding a way to pull out of Latin America in the best possible way. The financial and social conditions under which Argentina's Edenor was sold to Dolphin, a local investment fund, were satisfactory. EDF left behind an electricity distribution company that posted good operating results in 2004 and the early part of 2005. The Group improved Edenor's service quality (2.5 hours of outage per year compared with 14 when EDF took control of the company in 1992), and helped it achieve an 86% customer satisfaction rate. EDF also sold Edemsa, an electricity distributor active in the province of Mendoza, and is in the process of divesting other affiliates (Global Solucion, Hinisa-Hidisa and Distrocuyo).

Revenues were up sharply at the Brazilian subsidiaries, on the back of a surge in consumption (up 5.5% on the whole and by 9.3% for residential customers) and the tariff adjustments passed in 2005: the Light Group and Norte Fluminense plant posted a 46.2% increase in revenues to €1,639 million in the year to December 31, 2005. Both companies also moved back into the black, contributing €136 million to consolidated net profit. The Norte Fluminense plant operated smoothly for its first full year in service. The financial restructuring of Light, a prerequisite to any changes in the capital structure, was completed, and the company is now looking for new core shareholders.

In Mexico, the Rio Bravo 4 plant (500 MW) was commissioned in April 2005, lifting the total capacity of Mexican IPPs to 2,232 MW.

Africa and the Middle East: fostering sustainable development

EDF pursued its asset disposal programs in the Middle East and Africa. In March 2006, the Group sold its two fossil-fired plants in Egypt, Port Suez and Port Saïd.

The Azito fossil-fired plant in the Ivory Coast operated without incident in spite of the political climate, and the facility largely exceeded its availability targets.

In Morocco, EDF took control of Compagnie Eolienne du Detroit, which operates the Koudia Al Baïda wind farm (50 MW), by acquiring an additional 35.5% of the capital in April 2005. Temasol, a joint Total/EDF subsidiary, stepped up its participation in a rural electrification project launched by the Moroccan government, calling for the installation of photovoltaic systems in almost 60,000 homes.

EDF is also positioned in a number of Middle Eastern and African countries via technical assistance contracts. New agreements were signed in 2005, notably in Lebanon, Yemen and Togo-Benin for engineering services and the supervision of work on high voltage networks, and in Kuwait, where EDF will be reviewing design, engineering and operating processes.

Independant Power Plant (IPP)

The Group's IPP projects have always been launched after successful international bids, as Build, Own, Operate (BOO) projects associated with Power Purchase Agreements (PPA).

Glossary

Becquerel (Bq): International legal unit for measuring radioactivity. The becquerel (Bq) is equal to one radioactive disintegration per second. This unit represents such a low level of activity that it is used in multiples: the MBq (megabecqueral or million becquerels) and the GBq (gigabecquerel or billion becquerels).

Brent: a form of light crude oil, low in sulfur, sourced from the North Sea. Brent is priced by the barrel and serves as a benchmark for the European market and for other crude oil prices.

Cogeneration: Generation technique for combined electricity and heat production. The advantage of cogeneration is the ability to capture the heat produced by the fuel whereas in classical electricity generation this heat is lost. This process also allows the same facility to meet the heating (hot water or steam) and electricity needs of both industrial and local authority customers. This system improves the energy efficiency of the generation process and reduces fuel use by an average of 20%.

Combined gas cycle: The most up to date technology for generating electricity in a natural gas fired plant. A combined cycle is made up of one or several combustion turbines and a steam turbine allowing for an improved yield. The combusted syngas is routed to the combustion turbine which generates electricity and very hot exhaust gases. The heat from the exhaust gases is retrieved by a heat recovery steam generator which thus produces steam. Part of the steam is then retrieved by the steam turbine to generate electricity.

CRE (Energy Regulation Commission): The *Commission de Régulation de l'Energie* (Energy Regulation Commission) was established on March 30, 2000. Its aim is to watch over the correct functioning of the electricity market. The CRE, an independent body, regulates the process of energy market opening. It ensures that all the producers and eligible customers have equal access to the network. Within its remit, this body has powers of supervision and authorisation along with the power to settle any disputes and, if required, impose sanctions.

Dosimetry: the determination, by estimation or measurement, of radiation exposure received by a substance or individual.

Eligibility threshold: this corresponds to the minimum volume that must be consumed per site and per year to make customers eligible to choose their electricity supplier. The number of eligible clients increases each time the eligibility threshold is lowered. In France, eligibility thresholds were first lowered from 100 GWh in 1999 to 16 GWh in 2000, and then to 7 GWh on February 10, 2003. The threshold introduced in 2003 meant that 37% of the electricity market had been deregulated. On July 1, 2004, 70% of the market opened to competition (all commercial customers, businesses and local authorities), and the threshold is no longer taken into account, only whether the customer is eligible or not. The next important date will be July 1, 2007, when 100% of the market will be liberalised with the eligibility of residential users.

Fuel-cell battery: a system whereby electricity and heat are generated simultaneously thanks to a chemical reaction between oxygen and hydrogen. The latter can be obtained from oil products, natural gas, alcohol or other combustibles. Fuel-cell batteries have a high energy yield and low environmental impact (no noise pollution or gaseous emissions such as carbon monoxide or nitrogen oxide, no release of soot or other particles).

Interconnections: this refers to the electricity networks that connect the very high voltage networks of different countries. Interconnections were created early in the 20th century in the goal of allowing neighbouring countries to help one another in times of need and to generate savings on the deployment of generation resources. As of today, 21 European countries are interconnected, and technically, it is possible to transport electricity from the UK to Rumania. However, existing interconnections remain insufficient and continue to hinder the creation of a European electricity market. There are still congestion areas throughout Europe, and the situation could remain problematic until 2010, despite the major construction underway.

KWh Equilibre®: EDF offers its professional customers the possibility to purchase electricity generated from renewable energy sources. The *kWh Equilibre®* offer is backed by green certificates delivered by the French agency Observ'ER *(Observatoire des Energies Renouvelables)*.

National allocation plans (NAP): NAPs are a lead-up to the future European greenhouse gas allowance trading scheme aimed at reducing emissions of European industries. NAPs focus on limiting, for the period 2005-2007, the CO_2 emissions of the most polluting industrial and generation sites.

Nuclear generation unit: an electricity generation unit comprising a nuclear steam supply system and a turbo alternator set. Units are generally characterised by the type of reactor used and the capacity of the turbo alternator set. Most of EDF's nuclear plants have two or four units, and a small number has six.

Power plant availability: Time period during which a plant can generate power. The availability rate is defined as the ratio between real or potential annual generation capacity (actual generation capacity/maximum theoretical generation capaticy) with the maximum theoretical generation capacity being equal to installed capacity x 8,760 hours. The availability rate, which does not factor in technical losses, i.e., planned interruptions, unforeseen unavailabilities and test periods, characterizes the technical performance of a plant. For EDF's nuclear facilities in France, the maximum theoretical generation capacity is of 533 TWh (63.1 GW x 8,760 kh).

Watt: a unit of power representing the energy consumed or generated in a given time. One watt is equal to one joule per second. The watt's symbol is W. It is usually referred to in multiples: kW (kilowatt) with 1 kW equal to 1,000 W; MW (megawatt) equal to 1 million W; and GW (gigawatt) equal to 1 billion W.

Financial vocabulary

Assets: the company's resources, which have a positive financial value. They may consist of physical goods or intangible, monetary or financial rights.

Balance sheet: made up of two distinct parts: assets and liabilities. A snapshot of the company's assets, and of the resources used to finance these assets (its liabilities), on a given date.

Changes in Group scope: the changes in scope in any given year take into account the acquisitions, disposals and changes in consolidation scope within the Group.

Consolidated accounts: a summary of the financial situation and results of more than one company as though they were a single business, for example a parent company and its subsidiaries.

Depreciation: an accounting item showing an irreversible decrease in the value of a fixed asset over a period of time, resulting from expected wear and tear, technical obsolescence or legal constraints.

Downstream asset portfolio: total contractual commitments to sell energy to operators or final customers.

EBIT (or operating result): earnings before interest and taxation, i.e. EBITDA less amortisation and provisions. An indicator of the company's financial performance.

EBITDA (or gross operating surplus): earnings before interest, depreciation and amortisation. Turnover less external purchases, personnel costs and tax (except corporation tax). An indicator of the company's ability to finance its own growth.

Equity: the capital and assets contributed by the shareholders to the company when it is established, or available to it in the form of profits brought forward or earned during the current period.

Free cash flow: cash generated by operations over a specific period, after payment of operating investment, cost of finance and taxation, and including the change in working capital. Reflects the business's ability to generate resources which can be used for financial investment, to pay dividends or to reduce debt.

Goodwill: the difference between the price paid for a company's shares on acquisition and their value as shown in the accounts of the acquired company. This is the premium paid by the purchaser for expected future operating profits. It is shown as an asset in the consolidated balance sheet and depreciated over a specific period.

Group share of net income: net result in the consolidated accounts after deduction of minority interests.

IFRS: the international financial reporting standards of the International Accounting Standards Board. From 2005, these apply to European companies offering savings products to the public.

Impact of exchange rate variations: the impact of exchange rates entered in the profit and loss account for a financial year, reflects the variations in average exchange rate between the euro and one or other of the operational currencies of the subsidiaries in the Group score.

Liability: an obligation representing a negative financial value to a company, such as equity, provisions, and debt.

Minority interests: the proportion of the net results and equity of a consolidated subsidiary attributable to interests not held by the parent company either directly or indirectly through its subsidiaries.

Net financial debt: financial debt (bonds, interest payable, etc.) less cash and short-term financial assets (liquidity, bank current accounts, investments, etc.).

Net current result: net result adjusted for certain non-recurrent items defined by the group, such as gains on sales and accounting changes.

Net result: the balance of a company's income and expenditure over a given period. Reflects the wealth it has created, and its profitability.

Operating cash flow after exceptional items: cash flow after deduction of one-off items (e.g. Brussels decision and IFRS effects).

Operating cash flow: EBITDA less tax and cost of finance and excluding exceptional items.

Profit and loss account: a summary of a company's income and expenditure over a given period. This helps to assess its ability to generate wealth from its business.

Provision: a sum set aside to cover a future risk or an item of expense payable in the future.

Rating: the score allocated by a specialist rating agency such as Standard & Poor's or Fitch, reflecting a borrower's ability to repay its debts. The higher a company's rating, the lower its cost of new borrowing will be.

Recurring free cash flow: free cash flow excluding exceptional items.

Separate accounts: separate balance sheets and profit and loss accounts for such areas as production, transmission, and electricity distribution.

Turnover: the company's total sales of goods and/or services during a specific period of normal current operations.

Upstream asset portfolio: all assets guarenteeing the availability of electrical energy. These may be actual physical assets (such as power plants) or their contractual equivalent: long-term contracts, shareholdings, contracts giving the right to a proportional share of generated energy.

Working capital requirement: the amount the company needs to finance its current business. It results from the time lag between acquiring and using stocks on the one hand, and operating cash flows on the other.

Design and creation: Sequoia - International Communication Consulting: BCL Communications - Copyright registration: ISSN 0983-5717
Cover photos: EDF Médiathèque – Tristan Paviot (left), Véronique Paul (right)
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Printed on totally chlorine-free (TCF) pulp, 100% recyclable paper.
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EDF SA capital stock €911,085,545 – 552 081 317 RCS Paris

Corporate and Commercial Communication Division. Financial Division.



EDF GROUP
ANNUAL REPORT 2005
FINANCIAL STATEMENTS

Financial statements

EDF/Financial Statements 2005

Consolidated financial statements

Consolidated financial statements

at December 31, 2005

Consolidated financial statements

Consolidated income statements

(in millions of euros)

	Notes	2005	2004 pro forma	2004
Sales	10	51,051	46,150	46,788
Fuel and energy purchases	11	(16,693)	(13,486)	(13,486)
Other external expenses	12	(9,109)	(8,748)	(8,748)
Personnel expenses	14	(9,834)	(9,045)	(8,744)
Taxes other than income taxes		(3,095)	(2,827)	(2,827)
Other operating income and expenses	15	690	514	434
Operating profit before depreciation and amortization		**13,010**	**12,558**	**13,417**
Net depreciation and amortization		(5,036)	(4,842)	(4,842)
Impairments	20 and 22.1	(147)	(1,373)	(1,373)
Other income and expenses	16	251	(190)	(190)
Operating profit		**8,078**	**6,153**	**7,012**
Cost of gross financial indebtedness	17.1	(1,472)	(1,568)	(1,568)
Discount expense	17.2	(2,526)	(2,432)	(4,969)
Other financial income and expenses	17.3	539	943	1,105
Financial result	**17**	**(3,459)**	**(3,057)**	**(5,432)**
Income before taxes of consolidated companies		**4,619**	**3,096**	**1,580**
Income taxes	18	(1,451)	(1,605)	(1,072)
Share in income of companies accounted for under the equity method	23	182	103	103
Net income from discontinued operations			-	-
Group net income		**3,350**	**1,594**	**611**
Minority interests		108	(13)	(13)
EDF net income		**3,242**	**1,607**	**624**

Earnings per share in euros	19			
Net earnings per share in euros	19	1.97	-	-
Diluted earnings per share in euros	19	1.97	-	-

Standards IAS 32 and 39 on financial instruments are applied from January 1, 2005. No restatements have been applied to 2004 figures (see note 3).

Pro forma financial information for 2004 reflecting the impacts of the Law of August 9, 2004 at January 1, 2004, are provided for purposes of comparability between 2005 and 2004 (see note 6).

Consolidated balance sheets

ASSETS

(in millions of euros)

	Notes	12.31.2005	01.01.2005*	12.31.2004
Goodwill	20	7,181	5,371	5,371
Other intangible assets	21	1,886	1,288	1,288
Property, plant and equipment	22	102,215	97,645	97,645
Investments in companies accounted for under the equity method	23	2,021	2,203	2,198
Non-current financial assets	24	8,518	8,118	7,434
Deferred tax assets	18	1,719	1,050	944
Non-current assets		**123,540**	**115,675**	**114,880**
Inventories, including work-in-process	25	6,695	6,678	6,678
Trade receivables	26	16,121	13,733	15,782
Current financial assets	24	11,890	5,690	3,121
Current tax assets		275	1,369	1,369
Other receivables	27	4,445	4,494	4,551
Cash and cash equivalents	28	7,220	3,820	3,150
Current assets		**46,646**	**35,784**	**34,651**
Assets classified as held for sale	29	728		
TOTAL ASSETS		**170,914**	**151,459**	**149,531**

EQUITY AND LIABILITIES

(in millions of euros)

	Notes	12.31.2005	01.01.2005*	12.31.2004
Capital	30	911	8,129	8,129
Consolidated reserves and income		18,250	943	307
Equity (EDF's share)		**19,161**	**9,072**	**8,436**
Minority interests		979	897	899
Total Equity		**20,140**	**9,969**	**9,335**
Provisions for end of nuclear fuel cycle	31.2	13,918	13,494	13,494
Provisions for decommissioning and for last cores	31.3	12,907	12,367	12,367
Provisions for employee benefits	31.4	12,971	13,620	13,620
Other provisions	31.5	2,178	746	1,999
Non-current provisions	31.1	**41,974**	**40,227**	**41,480**
Special concession liabilities	32	34,907	33,694	33,694
Non-current financial liabilities	33	23,510	20,636	20,888
Other liabilities	35	5,932	6,438	6,479
Deferred tax liabilities	18	4,499	3,217	2,929
Non-current liabilities		**110,822**	**104,212**	**105,470**
Provisions	31.1	4,075	4,525	4,525
Trade payables and other current liabilities payable		8,894	6,663	9,017
Current financial liabilities	33	11,933	9,759	4,899
Current tax liabilities		491	453	395
Other liabilities	35	13,967	15,878	15,890
Current liabilities		**39,360**	**37,278**	**34,726**
Liabilities related to assets classified as held for sale	29	592	-	-
TOTAL EQUITY AND LIABILITIES*		**170,914**	**151,459**	**149,531**

* Standards IAS 32 and 39 on financial instruments are applied from January 1, 2005. No restatements have been applied to 2004 figures (see note 3).

Consolidated cash flow statements

(in millions of euros)	Notes	2005	2004
Operating activities:			
Income before tax from consolidated companies		**4,619**	**1,580**
Impairments		147	1,373
Accumulated depreciation and amortization, provisions and change in fair value		6,677	8,480
Financial income and expenses		1,153	490
Dividends received from companies accounted for under the equity method		90	90
Capital gains/losses		(487)	(214)
Other income and expenses without effect on cash	6.4	329	90
Change in working capital		1,332	473
Net cash flow from operations		**13,860**	**12,362**
Net financial expenses disbursed		(1,188)	(1,096)
Income taxes paid		(392)	(2,047)
Payment related to the pension reform		(3,296)	-
Payment related to Marcoule		(523)	-
Tax and interest paid following the decision of the European Commission		-	(1,224)
Net cash flow from operating activities		**8,461**	**7,995**
Investing activities:			
Acquisition of companies, net of cash acquired	6.5	(2,951)	(97)
Purchases of property, plant and equipment and intangible assets		(5,248)	(4,940)
Net proceeds from sale of property, plant and equipment and intangible assets		383	383
Changes in financial assets		(2,827)	761
Net cash flow used in investing activities		**(10,643)**	**(3,893)**
Financing activities:			
Issuance of borrowings		2,810	3,865
Repayment of borrowings		(3,247)	(7,230)
Dividends paid by parent company		(374)	(321)
Dividends paid to minority interests		(54)	(46)
Capital increase subscribed by minority interests		27	43
Increase in special concession liabilities		196	174
Investment subsidies		70	31
Capital increase subscribed EDF SA		6,350	-
Other		(223)	3
Net cash flow from financing activities		**5,555**	**(3,481)**
Net increase/decrease in cash and cash equivalents		**3,373**	**621**
Cash and cash equivalents - opening balance		3,150	2,497
Effect of currency fluctuations		84	21
Reclassifications upon application of IAS 32 and 39		670	-
Financial income on cash and cash equivalents		56	-
Effect of other reclassifications		(113)	11
Cash and cash equivalents - closing balance		**7,220**	**3,150**

Standards IAS 32 and 39 on financial instruments are applied from January 1, 2005. No restatements have been applied to 2004 figures.

Variation in consolidated equity

(in millions of euros)

	Capital	Consolidated reserves and net income	Translation adjustments	Impact of restatement to fair value of financial instruments	Equity (EDF share)	Minority interests	Total Equity
Equity at January 1, 2004	8,129	(47,259)	-	-	(39,130)	913	(38,217)
Net income for the year	-	624	-	-	624	(13)	611
Dividends paid	-	(321)	-	-	(321)	(46)	(367)
Translation adjustments	-		74	-	74	42	116
Other changes	-	22	-	-	22	3	25
Impacts of the Law of August 9, 2004[1]	-	47,167	-	-	47,167	-	47,167
Equity at December 31, 2004	8,129	233	74	-	8,436	899	9,335
Restatements for application of IAS 32 & 39	-	366	(4)	274	636	(2)	634
Equity at January 1, 2005	8,129	599	70	274	9,072	897	9,969
Changes in the fair value of available-for-sale financial assets[2]	-	-	-	468	468	1	469
Changes in the fair value of hedging instruments[2]	-	-	-	183	183	10	193
Translation adjustments	-	-	(118)	82	(36)	7	(29)
"Employees offering"[5]	-	329	-	-	329	-	329
Other changes	-	34	26	9	69	10	79
Changes directly recorded in equity	-	363	(92)	742	1,013	28	1,041
Capital reduction[3]	(7,316)	7,316	-	-	-	-	
Capital increase[4]	98	6,110	-	-	6,208	-	6,208
Net income for the year	-	3,242	-	-	3,242	108	3,350
Dividends paid	-	(374)	-	-	(374)	(54)	(428)
Equity at December 31, 2005	911	17,256	(22)	1,016	19,161	979	20,140

(1) As the financing reform of the special Gas and Electricity Industry (IEG) pension system substantially came into effect at December 31, 2004, EDF reversed €49,755 million from provisions. A net-of-tax amount of €(2,392) million was booked in respect of the payments and contributions to preserve benefit entitlements, as was an amount of €(196) million in respect of other benefits for IEG personnel.

(2) These changes relate to the application of IAS 32 and 39 as of January 1, 2005.

(3) At the Board of Directors' meeting of October 27, 2005, it was decided to reduce the share capital by €7,316 million and to transfer an equivalent increase in reserves. Equity remains unchanged.

(4) On November 18, 2005, EDF SA increased its capital by an initial public offering of 187,869,028 shares with nominal value of €0.50, i.e. a total of €94 million, through a guaranteed global placement with institutional investors in and outside France, and with private investors in Japan, and an open price offer to private investors in France.
On December 20, 2005, following partial exercise by the banks of the over-allotment option, EDF SA increased its capital by 8,502,062 shares with nominal value of €0.50 each, i.e. a total of €4.2 million. The share capital amounts to €911 million after this operation. The proceeds from these subscriptions had an impact of €6,208 million on equity, corresponding to a €6,350 million increase in share capital, less related expenses of €142 million net of taxes.

(5) See notes 6.4 and 14.

Notes

Electricité de France is registered in France. Its financial statements at December 31, 2005 were approved by the Board of Directors on February 22, 2006. They will become final after approval at the general shareholders' meeting to be held on June 9, 2006.

Note 1. Group accounting policies

Pursuant to European regulation 1606/2002 of July 19, 2002 on the adoption of international accounting standards, the EDF group's consolidated financial statements for the year ending December 31, 2005 are prepared for the first time in accordance with international accounting standards approved by the European Union for application at that date, in compliance with IFRS 1, "First-Time Adoption of International Financial Reporting Standards". These international standards are IFRS (International Financial Reporting Standards), IAS (International Accounting Standards), and the relevant interpretations issued by the SIC and IFRIC.

These financial statements contain comparative information for the financial year 2004 prepared on the same basis, except for IAS 32 and IAS 39 on financial instruments and IFRS 4 on insurance contracts, which are applied from January 1, 2005. Note 2 below describes the methodology and principles applied for this transition, presenting figures for the impact of the first application of IFRS at January 1, 2004.

Note 3 describes the impacts of the transition to IAS 32 and 39 on financial instruments at January 1, 2005.

The financial statements at December 31, 2004 and 2003, prepared under French GAAP by virtue of the previous statutory provisions of the French *Code du commerce*, are contained in the Registration Document filed with the French *Autorité des Marchés* (the "AMF") on July 13, 2005.

The Group has opted for early application of the fair value option from the revised IAS 39, "Financial Instruments", which becomes mandatory for financial years beginning on January 1, 2006.

The following IFRS standards, amendments and interpretations likely to concern the Group were released, but not yet mandatory, at December 31, 2005 and the Group did not opt for early application:

- the Amendment to IAS 19, "Employee Benefits" concerning reporting actuarial gains and losses, group plans and disclosures, applicable for financial years beginning on or after January 1, 2006;
- IFRIC 4 - determining whether an arrangement contains a lease.

The potential impact of these standards, amendments and interpretations is currently under assessment.

Given the current context for financing dismantling obligations, EDF considers that it is not concerned by IFRIC 5 interpretation, "Rights to Interests arising from decommissioning, restoration and environmental rehabilitation funds".

Note 2. Impact of first-time application of IFRS

In compliance with IFRS 1, "First-Time Adoption of International Financial Reporting Standards" (IFRS), the EDF group has prepared financial information for 2004 on the transition to IFRS, presenting figures for the impact of the transition to IFRS on:

- the balance sheet at the transition date, i.e. January 1, 2004;
- reconciliation of the balance sheet and equity under French GAAP and under IFRS at January 1, 2004 and December 31, 2004;
- reconciliation of the income statement for 2004.

2.1 Reconciliation of consolidated balance sheet at January 1, 2004 (French GAAP/IFRS)

ASSETS

(in millions of euros)

	01.01.2004 French GAAP	Changes in presentation	01.01.2004 French GAAP in IFRS format	Total IFRS adjustments	01.01.2004 IFRS
Goodwill	5,659	-	5,659	40	5,699
Intangible assets	859	-	859	92	951
Property, plant and equipment	99,012	-	99,012	128	99,140
Investments in companies accounted for under the equity method	2,146	-	2,146	(27)	2,119
Non-current financial assets	7,315	(324)	6,991	-	6,991
Deferred tax assets	216	-	216	(58)	158
Non-current assets	**115,207**	**(324)**	**114,883**	**175**	**115,058**
Inventories including work-in-process	6,924	-	6,924	31	6,955
Trade receivables	14,394	-	14,394	(22)	14,372
Current financial assets	3,072	324	3,396	-	3,396
Other receivables	4,780	-	4,780	(214)	4,566
Cash and cash equivalents	2,523	-	2,523	(26)	2,497
Current assets	**31,693**	**324**	**32,017**	**(231)**	**31,786**
TOTAL ASSETS	**146,900**	**0**	**146,900**	**(56)**	**146,844**

EQUITY AND LIABILITIES

(in millions of euros)

	01.01.2004 French GAAP	Changes in presentation	01.01.2004 French GAAP in IFRS format	Total IFRS adjustments	01.01.2004 IFRS
Capital	8,129	-	8,129	-	8,129
Consolidated reserves and income	10,796	-	10,796	(58,055)	(47,259)
Equity (EDF share)	**18,925**	**-**	**18,925**	**(58,055)**	**(39,130)**
Minority interests	915	-	915	(2)	913
Total Equity	**19,840**	**-**	**19,840**	**(58,057)**	**(38,217)**
Provisions for end of nuclear fuel cycle	14,658	(763)	13,895	-	13,895
Provisions for decommissioning and last cores	12,101	(3)	12,098	-	12,098
Provisions for employee benefits	2,185	(113)	2,072	57,949	60,021
Other provisions	3,512	(1,207)	2,305	-	2,305
Non-current provisions	**32,456**	**(2,086)**	**30,370**	**57,949**	**88,319**
Special concession liabilities	33,682	-	33,682	(1,146)	32,536
Non-current financial liabilities	29,604	(9,890)	19,714	-	19,714
Other liabilities	-	5,109	5,109	1,606	6,715
Deferred tax liabilities	5,853	-	5,853	(2,984)	2,869
Non-current liabilities	**101,595**	**(6,867)**	**94,728**	**55,425**	**150,153**
Provisions	-	2,087	2,087	2,493	4,580
Trade payables and other current liabilities payable	8,164	(444)	7,720	-	7,720
Current financial liabilities	-	9,890	9,890	1	9,891
Current tax liabilities	-	1,042	1,042	-	1,042
Other liabilities	17,301	(5,708)	11,593	82	11,675
Current liabilities	**25,465**	**6,867**	**32,332**	**2,576**	**34,908**
TOTAL EQUITY AND LIABILITIES	**146,900**		**146,900**	**(56)**	**146,844**

The main adjustments for compliance with IFRS are described in note 2.5, "Main restatements affecting the consolidated balance sheet at January 1, 2004".

NB: Specific concession liabilities include the provision for renewal of property, plant and equipment operated under concession, which was previously included in provisions for contingencies and losses in the financial statements published under French GAAP at December 31, 2004 (€14,640 million at December 31, 2004 and €13,939 million at January 1, 2004).

2.2 Reconciliation of consolidated balance sheet at December 31, 2004 (French GAAP/IFRS)

ASSETS

(in millions of euros)

	12.31.2004 French GAAP	Changes in presentation	12.31.2004 French GAAP in IFRS format	Total IFRS adjustments*	12.31.2004 IFRS
Goodwill	5,024	-	5,024	347	5,371
Intangible assets	1,181	-	1,181	107	1,288
Property, plant and equipment	97,407	-	97,407	238	97,645
Investments in companies accounted for under the equity method	2,187	-	2,187	11	2,198
Non-current financial assets	7,594	(160)	7,434	-	7,434
Deferred tax assets	200	-	200	744	944
Non-current assets	**113,593**	**(160)**	**113,433**	**1,447**	**114,880**
Inventories, including work-in-process	6,660	-	6,660	18	6,678
Trade receivables	15,869	-	15,869	(87)	15,782
Current financial assets	2,961	160	3,121	-	3,121
Other receivables	6,135	-	6,135	(215)	5,920
Cash and cash equivalents	3,157	-	3,157	(7)	3,150
Current assets	**34,782**	**160**	**34,942**	**(291)**	**34,651**
TOTAL ASSETS	**148,375**		**148,375**	**1,156**	**149,531**

EQUITY AND LIABILITIES

(in millions of euros)

	12.31.2004 French GAAP	Changes in presentation	12.31.2004 French GAAP in IFRS format	Total IFRS adjustments*	12.31.2004 IFRS
Capital	8,129	-	8,129	-	8,129
Consolidated reserves and income	9,438	-	9,438	(9,131)	307
Equity (EDF share)	**17,567**	-	**17,567**	**(9,131)**	**8,436**
Minority interests	893	-	893	6	899
Total equity	**18,460**	-	**18,460**	**(9,125)**	**9,335**
Provisions for end of nuclear fuel cycle	14,312	(818)	13,494	-	13,494
Provisions for decommissioning and last cores	12,608	(241)	12,367	-	12,367
Provisions for employee benefits	2,403	(354)	2,049	11,571	13,620
Other provisions	4,396	(2,397)	1,999	-	1,999
Non-current provisions	**33,719**	**(3,810)**	**29,909**	**11,571**	**41,480**
Special concession liabilities	34,786	-	34,786	(1,092)	33,694
Non-current financial liabilities	25,786	(4,898)	20,888	-	20,888
Other liabilities	-	4,844	4,844	1,635	6,479
Deferred tax liabilities	5,624	-	5,624	(2,695)	2,929
Non-current liabilities	**99,915**	**(3,864)**	**96,051**	**9,419**	**105,470**
Provisions	-	3,810	3,810	715	4,525
Trade payables and other current liabilities payable	9,118	(101)	9,017	-	9,017
Current financial liabilities	-	4,898	4,898	1	4,899
Current tax liabilities	-	404	404	(9)	395
Other liabilities	20,882	(5,147)	15,735	155	15,890
Current liabilities	**30,000**	**3,864**	**33,864**	**862**	**34,726**
TOTAL EQUITY AND LIABILITIES	**148,375**		**148,375**	**1,156**	**149,531**

* The main adjustments for compliance with IFRS are described in note 2.6, "Main restatements affecting the consolidated balance sheet at December 31, 2004".

2.3 Reconciliation of summary consolidated income statement for 2004 (French GAAP/IFRS)

(in millions of euros)

	French GAAP 2004	Changes in presentation	French GAAP in IFRS format 2004	Total IFRS adjustments*	IFRS 2004
Sales	46,928	-	46,928	(140)	46,788
Purchases and other external purchases	(23,476)	406	(23,070)	836	(22,234)
Personnel expenses	(9,596)	(333)	(9,929)	1,185	(8,744)
Taxes other than income taxes	(2,853)	26	(2,827)	-	(2,827)
Other operating income and expenses	1,124	(697)	427	7	434
Operating profit before depreciation/amortization and provisions	**12,127**	**(598)**	**11,529**	**1,888**	**13,417**
Net depreciation and amortization	(4,716)	-	(4,716)	(126)	(4,842)
Net (increase) decrease in provisions	(1,573)	1,573	-	-	-
Impairments	-	(1,685)	(1,685)	312	(1,373)
Other income and expenses	(190)	-	(190)	-	(190)
Operating profit	**5,648**	**(710)**	**4,938**	**2,074**	**7,012**
Financial result	(2,185)	-	(2,185)	(3,247)	(5,432)
Income before taxes of consolidated companies	**3,463**	**(710)**	**2,753**	**(1,173)**	**1,580**
Income taxes	(1,494)	-	(1,494)	422	(1,072)
Amortization and provision on goodwill	(710)	710	-	-	-
Share in income of companies accounted for under the equity method	68	-	68	35	103
Group net income	**1,327**	**-**	**1,327**	**(716)**	**611**
Minority interests	(14)	-	(14)	1	(13)
EDF net income	**1,341**		**1,341**	**(717)**	**624**
Earnings per share in euros	0.82	-	0.82	-	0.38

* The main adjustments for compliance with IFRS are described in note 2.7 "Main restatements affecting the consolidated 2004 income statement".

On finalization of the transition, certain items were reclassified between "Other operating income and expenses" and "Personnel expenses", leading to a €173 million increase in personnel expenses and a corresponding reduction in other operating expenses.

2.4 Reconciliation of consolidated equity at December 31, 2004 (French GAAP/IFRS)

(in millions of euros)

	01.01.2004	Net income	Impact of the law of August 9, 2004	Other	Equity (EDF share) at 12.31.2004	Minority interests	Total equity
Equity under French GAAP	18,924	1,341	(2,392)	(306)	17 567	893	18,460
IFRS adjustments:							
IEG employees pensions	(57,452)	(1,310)	49,755	-	(9,007)	-	(9,007)
Other IEG employees long-term benefits	(2,323)	(127)	(196)	-	(2,646)	-	(2,646)
Hydropower concessions	696	-	-	-	696	-	696
Other adjustments related to concessions	(330)	(55)	-	-	(385)	-	(385)
Connection fees	(1,968)	(131)	-	-	(2,099)	-	(2,099)
Nuclear safety expenses	1,133	123	-	-	1,256	-	1,256
Cancellation of goodwill amortization	-	348	-	-	348	1	349
Actuarial gains and losses deemed to be zero	(711)	35	-	-	(676)	-	(676)
Other adjustments	(25)	(21)	-	(9)	(55)	5	(50)
Total IFRS adjustments	(60,980)	(1,138)	49,559	(9)	(12,568)	6	(12,562)
Tax impact on IFRS adjustments	2,926	421	-	90	3,437	-	3,437
Equity under IFRS	(39,130)	624	47,167	(225)	8,436	899	9,335

"Other" mainly comprises the payment of dividends to the shareholders in 2004, and the changes in translation adjustment over 2004.

2.5 Main restatements affecting the consolidated balance sheet at January 1, 2004

ASSETS

(in millions of euros)

	01.01.2004 French GAAP in IFRS format*	Pensions	Other long-term benefits	Concessions	Connection fees	Capitalization of nuclear safety expenses	Goodwill	Other	Total IFRS adjustments	01.01.2004 IFRS
Goodwill	5,659	-	-	-	-	-	-	40	40	5,699
Intangible assets	859	-	-	-	-	-	-	92	92	951
Property, plant and equipment	99,012	-	-	(780)	-	1,133	-	(225)	128	99,140
Investments in companies accounted for under the equity method	2,146	-	-	-	-	-	-	(27)	(27)	2,119
Non-current financial assets	6,991	-	-	-	-	-	-	-	-	6,991
Deferred tax assets	216	2,053	693	41	450	-	-	(3,295)	(58)	158
Non-current assets	**114,883**	**2,053**	**693**	**(739)**	**450**	**1,133**	**-**	**(3,415)**	**175**	**115,058**
Inventories, including work-in-process	6,924	-	-	-	-	-	-	31	31	6,955
Trade receivables	14,394	-	-	-	-	-	-	(22)	(22)	14,372
Current financial assets	3,396	-	-	-	-	-	-	-	-	3,396
Other receivables	4,780	-	-	-	-	-	-	(214)	(214)	4,566
Cash and cash equivalents	2,523	-	-	-	-	-	-	(26)	(26)	2,497
Current assets	**32,017**	**-**	**-**	**-**	**-**	**-**	**-**	**(231)**	**(231)**	**31,786**
TOTAL ASSETS	**146,900**	**2,053**	**693**	**(739)**	**450**	**1,133**	**-**	**(3,646)**	**(56)**	**146,844**

EQUITY AND LIABILITIES

(in millions of euros)

	01.01.2004 French GAAP in IFRS format*	Pensions	Other long-term benefits	Concessions	Connection fees	Capitalization of nuclear safety expenses	Goodwill	Other	Total IFRS adjustments	01.01.2004 IFRS
Capital	8,129	-	-	-	-	-	-	-	-	8,129
Consolidated reserves and income	10,796	(55,399)	(1,630)	279	(1,518)	743	-	(530)	(58,055)	(47,259)
Equity (EDF share)	**18,925**	**(55,399)**	**(1,630)**	**279**	**(1,518)**	**743**	**-**	**(530)**	**(58,055)**	**(39,130)**
Minority interests	915	-	-	-	-	-	-	(2)	(2)	913
Total Equity	**19,840**	**(55,399)**	**(1,630)**	**279**	**(1,518)**	**743**	**-**	**(532)**	**(58,057)**	**(38,217)**
Provisions for end of nuclear fuel cycle, decommissioning and last cores	25,993	-	-	-	-	-	-	-	-	25,993
Provisions for employee benefits	2,072	55,065	2,216	-	-	-	-	668	57,949	60,021
Other provisions	2,305	-	-	-	-	-	-	-	-	2,305
Non-current provisions	**30,370**	**55,065**	**2,216**	**-**	**-**	**-**	**-**	**668**	**57,949**	**88,319**
Special concession liabilities	33,682	-	-	(1,146)	-	-	-	-	(1,146)	32,536
Non-current financial liabilities	19,714	-	-	-	-	-	-	-	-	19,714
Other liabilities	5,109	-	-	-	1,968	-	-	(362)	1,606	6,715
Deferred tax liabilities	5,853	-	-	128	-	390	-	(3,502)	(2,984)	2,869
Non-current liabilities	**94,728**	**55,065**	**2,216**	**(1,018)**	**1,968**	**390**	**-**	**(3,196)**	**55,425**	**150,153**
Provisions	2,087	2,387	107	-	-	-	-	(1)	2,493	4,580
Trade payables and other current liabilities payable	7,720	-	-	-	-	-	-	-	-	7,720
Current financial liabilities	9,890	-	-	-	-	-	-	1	1	9,891
Current tax liabilities	1,042	-	-	-	-	-	-	-	-	1,042
Other liabilities	11,593	-	-	-	-	-	-	81	81	11,674
Current liabilities	**32,332**	**2,387**	**107**	**-**	**-**	**-**	**-**	**81**	**2,575**	**34,908**
EQUITY AND LIABILITIES	**146,900**	**2,053**	**693**	**(739)**	**450**	**1,133**	**-**	**(3,646)**	**(56)**	**146,844**

* Details of the transition from French GAAP to IFRS are shown in note 2.1, "Reconciliation of consolidated balance sheet at January 1, 2004 (French GAAP/IFRS)".

2.6 Main restatements affecting the consolidated balance sheet at December 31, 2004

ASSETS

(in millions of euros)

	12.31.2004 French GAAP in IFRS format*	Pensions	Other long-term benefits	Conces-sions	Connec-tion fees	Capitaliza-tion of nuclear safety expenses	Goodwill	Other	Total IFRS adjust-ments	12.31.2004 IFRS
Goodwill	5,024	-	-	-	-	-	310	37	347	5,371
Intangible assets other than goodwill	1,181	-	-	-	-	-	-	107	107	1,288
Property, plant and equipment	97,407	-	-	(780)	-	1,257	-	(239)	238	97,645
Investments in companies accounted for under the equity method	2,187	-	-	-	-	-	38	(27)	11	2,198
Non-current financial assets	7,434	-	-	-	-	-	-	-	-	7,434
Deferred tax assets	200	2,517	738	45	495	-	-	(3,051)	744	944
Non-current assets	**113,433**	**2,517**	**738**	**(735)**	**495**	**1,257**	**348**	**(3,173)**	**1,447**	**114,880**
Inventories, including work-in-process	6,660	-	-	-	-	-	-	18	18	6,678
Trade receivables	15,869	-	-	-	-	-	-	(87)	(87)	15,782
Current financial assets	3,121	-	-	-	-	-	-	-	-	3,121
Other receivables	6,135	-	-	-	-	-	-	(215)	(215)	5,920
Cash and cash equivalents	3,157	-	-	-	-	-	-	(7)	(7)	3,150
Current assets	**34,942**	-	-	-	-	-	-	**(291)**	**(291)**	**34,651**
TOTAL ASSETS	**148,375**	**2,517**	**738**	**(735)**	**495**	**1,257**	**348**	**(3,464)**	**1,156**	**149,531**

EQUITY AND LIABILITIES

(in millions of euros)

	12.31.2004 French GAAP in IFRS format*	Pensions	Other long-term benefits	Conces-sions	Connec-tion fees	Capitaliza-tion of nuclear safety expenses	Goodwill	Other	Total IFRS adjust-ments	12.31.2004 IFRS
Capital	8,129	-	-	-	-	-	-	-	-	8,129
Consolidated reserves and income	9,438	(6,490)	(1,908)	230	(1,604)	824	348	(532)	(9,131)	307
Equity (Group share)	**17,567**	**(6,490)**	**(1,908)**	**230**	**(1,604)**	**824**	**348**	**(532)**	**(9,131)**	**8,436**
Minority interests	893	-	-	-	-	-	-	6	6	899
Total Equity	**18,460**	**(6,490)**	**(1,908)**	**230**	**(1,604)**	**824**	**348**	**(526)**	**(9,125)**	**9,335**
Provisions for end of nuclear fuel cycle, decommissioning and last cores	25,861	-	-	-	-	-	-	-	-	25,861
Provisions for employee benefits	2,049	8,594	2,365	-	-	-	-	612	11,571	13,620
Other provisions	1,999	-	-	-	-	-	-	-	-	1,999
Non-current provisions	**29,909**	**8,594**	**2,365**	-	-	-	-	**612**	**11,571**	**41,480**
Special concession liabilities	34,786	-	-	(1,092)	-	-	-	-	(1,092)	33,694
Non-current financial liabilities	20,888	-	-	-	-	-	-	-	-	20,888
Other liabilities	4,844	-	-	-	2,099	-	-	(464)	1,635	6,479
Deferred tax liabilities	5,624	-	-	127	-	433	-	(3,255)	(2,695)	2,929
Total non-current liabilities	**96,051**	**8,594**	**2,365**	**(965)**	**2,099**	**433**	-	**(3,107)**	**9,419**	**105,470**
Provisions	3,810	413	281	-	-	-	-	21	715	4,525
Trade payables and other current liabilities payable	9,017	-	-	-	-	-	-	-	-	9,017
Current financial liabilities	4,898	-	-	-	-	-	-	1	1	4,899
Current tax liabilities	404	-	-	-	-	-	-	(9)	(9)	395
Other liabilities	15,735	-	-	-	-	-	-	155	155	15,890
Current liabilities	**33,864**	**413**	**281**	-	-	-	-	**168**	**862**	**34,726**
EQUITY AND LIABILITIES	**148,375**	**2,517**	**738**	**(735)**	**495**	**1,257**	**348**	**(3,464)**	**1,156**	**149,531**

* Details of the transition from French GAAP to IFRS are shown in note 2.2, "Reconciliation of consolidated balance sheet at December 31, 2004 (French GAAP/IFRS)".

2.7 Main restatements affecting the consolidated 2004 income statement

(in millions of euros)

	French GAAP in IFRS format[1]	Pensions	Other long-term benefits	Concessions	Connection fees	Capitalization of nuclear safety expenses	Goodwill	Other	Total IFRS adjustments[2]	IFRS 2004
Sales	46,928	-	-	-	(131)	-	-	(9)	(140)	46,788
Purchases and other external purchases	(23,070)	605	-	-	-	230	-	1	836	(22,234)
Personnel expenses	(9,756)	1,114	35	-	-	-	-	(137)	1,012	(8,744)
Taxes other than income taxes	(2,827)	-	-	-	-	-	-	-	-	(2,827)
Other operating income and expenses	254	-	-	3	-	-	1	176	180	434
Operating profit before depreciation/amortization and provisions	11,529	1,719	35	3	(131)	230	1	31	1,888	13,417
Net depreciation and amortization	(4,716)	-	-	(58)	-	(107)	-	39	(126)	(4,842)
Impairments	(1,685)	-	-	-	-	-	312	-	312	(1,373)
Other income and expenses	(190)	-	-	-	-	-	-	-	-	(190)
Operating profit	4,938	1,719	35	(55)	(131)	123	313	70	2,074	7,012
Financial result	(2,185)	(3,029)	(162)	-	-	-	(3)	(53)	(3,247)	(5,432)
Income before taxes of consolidated companies	2,753	(1,310)	(127)	(55)	(131)	123	310	17	(1,173)	1,580
Income taxes	(1,494)	464	45	6	45	(43)	-	(95)	422	(1,072)
Share in income of companies accounted for under the equity method	68	-	-	-	-	-	38	(3)	35	103
Group net income	1,327	(846)	(82)	(49)	(86)	80	348	(81)	(716)	611
Minority interests	(14)	-	-	-	-	-	(1)	2	1	(13)
EDF net income	1,341	(846)	(82)	(49)	(86)	80	349	(83)	(717)	624

(1) Details of the transition from French GAAP to IFRS are shown in note 2.3, "Reconciliation of consolidated income statement for 2004 (French GAAP-IFRS)".
(2) On finalization of the transition, certain items were reclassified between "Other operating income and expenses" and "Personnel expenses", leading to a €173 million increase in personnel expenses and a corresponding reduction in other operating expenses.

2.8 Main restatements affecting the 2004 consolidated cash flow statements

(in millions of euros)

	2004 French GAAP	Changes in presentation	2004 French GAAP in IFRS format	Pensions	Other employee benefits	Concessions	Connection fees	Nuclear safety expenses	Goodwill	Other	IFRS 2004
Operating activities:											
Income before tax from consolidated companies	3,463	(710)	2,753	(1,310)	(127)	(55)	(131)	123	310	17	1,580
Impairments	-	1,685	1,685	-	-	-	-	-	(312)	-	1,373
Accumulated depreciation, amortization and provisions	7,930	(975)	6,955	1,310	127	55	-	107	-	(74)	8,480
Financial income and expenses	482	-	482	-	-	-	-	-	3	5	490
Dividends received from companies accounted for under the equity method	90	-	90	-	-	-	-	-	-	-	90
Capital gains/losses elimination	(260)	-	(260)	-	-	-	-	-	-	46	(214)
Other income and expenses without effect on cash*	90	-	90	-	-	-	-	-	-	-	90
Change in working capital	318	-	318	-	-	-	131	-	-	24	473
Net cash flow from operations	**12,113**	**-**	**12,113**	**-**	**-**	**-**	**-**	**230**	**1**	**18**	**12,362**
Net financial expenses disbursed	(1,096)	-	(1,096)	-	-	-	-	-	-	-	(1,096)
Income taxes paid	(2,047)	-	(2,047)	-	-	-	-	-	-	-	(2,047)
Tax and interest paid following the decision of the European Commission	(1,224)	-	(1,224)	-	-	-	-	-	-	-	(1,224)
Net cash flow from operating activities	**7,746**	**-**	**7,746**	**-**	**-**	**-**	**-**	**230**	**1**	**18**	**7,995**
Investing activities:											
Change in the scope of consolidation	(97)	-	(97)	-	-	-	-	-	-	-	(97)
Purchases of property, plant and equipment and intangible assets	(4,710)	-	(4,710)	-	-	-	-	(230)	-	-	(4,940)
Purchases of investments	(1,116)	-	(1,116)	-	-	-	-	-	-	-	(1,116)
Net proceeds from sale of property, plant and equipment and intangible assets	1,453	-	1,453	-	-	-	-	-	-	-	1,453
Changes in financial assets	807	-	807	-	-	-	-	-	-	-	807
Net cash flow from investing activities	**(3,663)**	**-**	**(3,663)**	**-**	**-**	**-**	**-**	**(230)**	**-**	**-**	**(3,893)**
Financing activities:											
Issuance of borrowings	3,865	-	3,865	-	-	-	-	-	-	-	3,865
Repayment of borrowings	(7,230)	-	(7,230)	-	-	-	-	-	-	-	(7,230)
Dividends paid by parent company	(321)	-	(321)	-	-	-	-	-	-	-	(321)
Dividends paid to minority interests	(46)	-	(46)	-	-	-	-	-	-	-	(46)
Capital increase in cash	43	-	43	-	-	-	-	-	-	-	43
Increase in special concession accounts	174	-	174	-	-	-	-	-	-	-	174
Investment subsidies	31	-	31	-	-	-	-	-	-	-	31
Other	3	-	3	-	-	-	-	-	-	-	3
Net cash flow from financing activities	**(3,481)**	**-**	**(3,481)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(3,481)**
Net increase in cash and cash equivalents	**602**	**-**	**602**	**-**	**-**	**-**	**-**	**-**	**1**	**18**	**621**
Cash and cash equivalents - opening balance	2,523	-	2,523	-	-	-	-	-	(2)	(24)	2,497
Effect of currency fluctuations	21	-	21	-	-	-	-	-	-	-	21
Effect of other reclassifications	11	-	11	-	-	-	-	-	-	-	11
Cash and cash equivalents - closing balance	**3,157**	**-**	**3,157**	**-**	**-**	**-**	**-**	**-**	**(1)**	**(6)**	**3,150**

* Impact of the protocol for dismantling of facilities at the Marcoule site.

2.9 Accounting policies applied

The notes below describe the first application by EDF of IFRS policies and methods to 2004 accounts.

2.9.1 Options and exemptions under IFRS 1

IFRS 1, which provides guidance on the first-time adoption of IFRS, allows certain exemptions to the general principle of retrospective application of international standards. In this context, the EDF group chose the following options:

- business combinations prior to January 1, 2004 are not restated retrospectively in the opening balance sheet;
- cumulative translation differences resulting from the translation of a net investment in a foreign entity that were previously included in equity as "translation adjustments" are deemed to be zero and transferred to consolidated reserves;
- actuarial gains and losses on employee benefits that were previously unrecognized under the "corridor" approach were recognized in the balance sheet at January 1, 2004 under the "provision for post-employment benefits", and the corresponding adjustment was recognized in consolidated retained earnings;
- the EDF group's accounts continue to include the effect of certain revaluations of property, plant and equipment carried out prior to January 1, 2004.

These options apply to Group entities that did not previously publish financial statements under IFRS. For EnBW, whose financial statements have complied with IFRS since 2003, these options have not been applied in the EDF group consolidated financial statements.
Financial instruments are recorded under French GAAP for 2004, as application of IAS 32 and IAS 39 only became mandatory from January 1, 2005.

2.9.2 IFRS options applied

The Group applies the following options in its accounting policies:

- since the Group did not decide to apply the fair value measurement option, property, plant and equipment and intangible assets are carried at amortized cost;
- actuarial gains and losses on the provision for employee benefits in excess of 10% of the obligations or plan assets, whichever is higher (the "corridor"), are recognized in the income statement progressively over the average residual working life of the company's employees;
- borrowing costs incurred to finance property, plant and equipment are charged to expenses;
- companies controlled jointly are proportionally consolidated;
- investment subsidies received by Group companies are recorded as liabilities and recognized in the income statement over the same period as the depreciation and amortization on the assets they were used to finance.

2.9.3 Presentation format

In the 2004 income statement, the line "Other income and expenses" corresponds to items of an unusual nature or amount, and includes the net impact of the protocol for dismantling facilities at the Marcoule site (€(190) million).

Reclassifications concerned the following:

- net increases/decreases to provisions were reclassified as expenses according to nature;
- the net increase in goodwill amortization and provisions was entirely reclassified as impairment losses.

In the balance sheet, the following presentation was used:

- all deferred taxes (assets and liabilities) are classified as non-current;
- assets and liabilities contributing to working capital used in the entity's normal operating cycle are classified as current;
- in liabilities, the special concession accounts and the provision for renewal of fixed assets are merged together under the heading "Special concession liability", classified as non-current. Within current liabilities, "Current tax liabilities" are reported separately from "Other liabilities".

The balance sheet presents assets and liabilities that are not related to the normal operating cycle as current if they mature within one year, and non-current if they mature after one year.

2.10 Main restatements and their impact on equity at January 1, 2004 and December 31, 2004, and on 2004 net income

2.10.1 Electricity and Gas Sector (IEG) pension system

In accordance with IAS 19, "Employee benefits", the Group books provisions to cover the cost of all post-employment benefits that qualify as defined benefits, and all other long-term benefits (for a detailed description, see note 31.4). These provisions are estimated by the projected unit credit method as required by IAS 19.

The pension financing reform introduced by the law of August 9, 2004 is reflected as follows in the comparative financial statements for 2004 under IFRS:

- before the impact of the reform, obligations at January 1, 2004 totaled €60,677 million. These obligations are covered by a provision of €57,452 million, net of external fund assets with fair value of €3,225 million at January 1, 2004, through an adjustment to consolidated reserves;
- the obligations at December 31, 2004 reflect the effects of the reform as follows:
  - in view of the financial agreements signed between the CNIEG and the French Standard Pension Organization *(Caisse Nationale d'Assurance Maladie – CNAV)* and the additional pension bodies, AGIRC or ARRCO, to cover "basic" entitlements, the system is treated as a defined-contribution plan, as these agreements place the Group in the same situation as companies affiliated with the general system; as a result, no provision is recognized for the corresponding obligations, as IAS 19 stipulates. For information, the exceptional contributions payable in respect of employees in the deregulated activities are recorded under liabilities and provisions for contingencies and losses in the French GAAP 2004 consolidated financial statements at December 31, 2004 in the amount of €(3,683) million;
  - specific past benefits for employees in the regulated activities (transmission and distribution) at December 31, 2004 €(16.3) billion, and exceptional contributions payable to the basic and additional pension systems are financed by the CTA *(Contribution Tarifaire d'Acheminement)* levy on electricity transmission and distribution services, and no longer by EDF; consequently, the Group no longer records a provision for these obligations;
  - the Group remains liable for specific past benefits for employees in deregulated activities (generation and supply) as measured at December 31, 2004, which are fully covered by a provision in the financial information under IFRS at December 31, 2004 (€9,007 million, net of external fund assets).

Consequently, the special IEG pension system financing reform led to the reversal of €49,755 million from opening provisions, recorded in equity at December 31, 2004. The pre-reform pension expense is recorded in the income statement.

Changes in the provision for IEG pensions for 2004 are as follows:

(in millions of euros)

Discounted value of obligations at January 1, 2004	60,677
Past service cost	1,212
Interest expenses	3,094
Benefits paid	(2,434)
Actuarial gains and losses originating in the period	5,945
Impact of the financing reform at December 31, 2004(1)	(54,529)
Pension obligations at December 31, 2004 post reform	**13,965**
Pension plan assets at December 31, 2004	**(3,800)**
Actuarial gains/losses at December 31, 2004 post reform	**(1,158)**
Provision for pensions at December 31, 2004	**9,007**

(1) The amount reversed through equity (€49,755 million) corresponds to the impact of the reform on obligations (€54,529 million) and the share in associated actuarial gains and losses (€4,774 million).

2.10.2 Other IEG employee benefits

In compliance with IAS 19, "Employee benefits", EDF also books provisions to cover the cost of other post-employment benefits that qualify as defined benefits, and all other long-term benefits (for a detailed description, see note 31.4).

In view of the provisions already booked under French GAAP, an additional provision of €2,323 million, calculated using the projected unit credit method, was recognized in the accounts under IFRS at January 1, 2004. This mainly relates to benefits in kind in the form of energy, annuities paid to retired employees as a result of industrial accident or work-related illness, and the exceptional complementary pension charge. Details are as follows at December 31, 2004:

[illegible]

(in millions of euros)	
Benefits in kind - energy	1,133
Annuities following industrial accidents or work-related illnesses	663
Retirement gratuities	488
Exceptional additional pensions	338
Bereavement benefits	262
Bonus paid leave	177
Cost of studies indemnities	36
Discretionary benefit for asbestos-related illness	16
Post-employment benefit obligations	**3,113**
Fair value of external fund assets (retirement gratuities)	(462)
Post-employment benefit obligations, net of external assets	**2,651**
Long-term benefit obligations (long-service awards, etc)	278
Unrecognized actuarial gains and losses (changes in discount rate in 2004 from 5% to 4.5%)	(169)
Total provision recorded under IFRS at December 31, 2004	**2,760**
Provision already recorded under French GAAP	(278)
Social security charges on certain employee benefits as a result of the reform	164
Additional provision recorded under IFRS at December 31, 2004	**2,646**
Tax impact	(738)
Negative net impact on equity at December 31, 2004	**1,908**

Concerning the reform of the additional healthcare benefits regime, described in note 31.4.2, the pre-existing obligation could not be measured because the accounts for the respective sections concerning current and retired employees had not been separated, and no sufficiently detailed and reliable historical statistical data were available. Consequently, this obligation is not recognized in the IFRS financial information presented at the transition date and at December 31, 2004. The regulations adopted in February 2005 introduced a defined-contribution plan for active employees and no longer require EDF to contribute to the financing for retired employees, thus releasing the company from all such obligations.

2.10.3 EDF SA's hydropower concessions

In accordance with standards IFRS 1, "First-time adoption of IFRS", IAS 16, "Property, plant and equipment" and IAS 37, "Provisions, contingent liabilities and contingent assets", EDF eliminated the grantor's interest in concessionary plant facilities totaling €1,476 million, which consisted mainly of a cumulative revaluation surplus recognized on asset revaluations carried out in 1959 and 1976 that does not represent a liability to the concession grantor, as follows:

- the difference generated by the 1959 revaluation was eliminated through an adjustment to equity at January 1, 2004, resulting in a €696 million increase in equity;
- the difference generated by the 1976 revaluation was charged to the net value of the relevant assets, resulting in a €780 million decrease with no impact on equity.

These restatements had no impact on 2004 net income under IFRS.

2.10.4 Other restatements related to concessions

In accordance with IAS 37, "Provisions, contingent liabilities and contingent assets", most other restatements that were applied in preparing the comparative figures for 2004 under IFRS relate to non-renewable assets and rural electrification assets, as follows:

- a provision for renewal, based on 20% of the difference between the replacement value and the original value, was recorded for the first time with respect to rural electrification assets to be renewed before the end of the concessions. The provision reflects EDF's obligation towards the grantor, and the 20% proportion applied corresponds to the average level of financing by EDF historically observed to date with respect to these facilities;
- replacement of the amortization of EDF financing by industrial depreciation on the portion of assets financed by EDF: EDF's financing of assets under concession is now amortized over the asset's useful life rather than the residual duration of the concession. Consequently, amortization of financing of non-renewable assets was replaced in the comparative figures under IFRS for 2004 by industrial depreciation of the portion of assets financed by the operator.

The impact on equity of these restatements is included under "Other restatements related to concessions" in the table showing the transition from equity under French GAAP to equity under IFRS (note 2.4). This impact amounts to €(330) million before taxes at January 1, 2004 and €(385) million at

December 31, 2004, giving a total pre-tax impact of €(55) million on 2004 net income under IFRS.

Pre-tax impact (in millions of euros)	01.01.2004	2004 Net income	12.31.2004
Net increase to provisions - provision for renewal of rural electrification assets	(314)	(24)	(338)
Net increase to provisions - introduction of industrial depreciation to replace amortization of EDF financing	(16)	(31)	(47)
Total	(330)	(55)	(385)

2.10.5 Connection fees

When a customer is connected to the network (mainly at the "blue" tariff), a standard connection fee is charged. Under French GAAP, this fee was recognized in income at the invoice date. In application of IAS 18, "Revenues", it is deferred and taken to income over an average 20-year period. This adjustment has a negative impact of €1,968 million (€1,518 million net of taxes) on equity at January 1, 2004, and decreases sales by €131 million, reducing 2004 net income by €86 million.
An amount equal to the income canceled was recorded as deferred income under "Other liabilities".

2.10.6 Nuclear safety expenses

In accordance with IAS 16, "Property, plant and equipment" (revised December 2003), certain nuclear safety expenses are capitalized. This applies to expenses incurred as a result of legal and regulatory obligations, where non-compliance is sanctioned by administrative prohibition on operation. Under French GAAP, until CRC (French Accounting Regulation Committee) regulation 2004-06 on the definition, recognition and measurement of assets is applied (starting with accounts opened on or after January 1, 2005), these expenses are written off as incurred.

The restatement relating to EDF's nuclear power generation plants results in a €1,133 million increase in opening equity (€743 million net of taxes) and has a positive impact of €123 million on the 2004 net income (€80 million net of taxes).

This capitalization of nuclear safety expenses gave rise to a corresponding reduction in other external expenses.

2.10.7 Cancellation of goodwill amortization

In application of IFRS 3, "Business combinations", goodwill is no longer amortized as of January 1, 2004. Impairment tests are applied in accordance with IAS 36, "Impairment of assets", to determine whether any impairment losses should be recognized. Cancellation of goodwill amortization had a positive impact of €348 million on 2004 net income.

2.10.8 Translation adjustments deemed to be zero

Translation adjustments were permanently transferred to consolidated reserves at January 1, 2004 for €(1,865) million.

2.10.9 Actuarial gains and losses deemed to be zero

Unamortized actuarial variances at January 1, 2004 relating to foreign entities that already recognized their pension commitments under the "corridor" approach were deemed to be zero and charged to opening equity. This had a negative impact on equity of €(711) million before taxes, and €(512) million net of taxes. This adjustment mainly concerns EDF Energy and Light.

2.10.10 Deferred taxes

The restatements for compliance with IFRS generate timing differences giving rise to potential deferred tax assets totaling €4,779 million at December 31, 2004 for EDF SA. In view of future reversals of negative timing differences and the forecast taxable income for the period 2005 to 2010, the Group estimates the recoverable amount of deferred tax assets to be €3,795 million through EDF SA's French tax consolidation regime. A deferred tax asset of that amount is therefore recognized in the balance sheet at December 31, 2004. It is offset by deferred tax liabilities of €3,075 million (included in "Other restatements" in the reconciliation table in note 2.6).

2.10.11 Main restatements affecting the cash flow statement

The capitalization of safety and environmental expenses led to reclassification of outflows that were previously included in cash flows from operating activities (pre-tax income of consolidated companies) as cash flows from investing activities (purchases of property, plant and equipment and intangible assets). The amount concerned is €230 million.

Note 3. Transition to standards IAS 32 and 39 concerning financial instruments

As of January 1, 2005, the Group applies standards IAS 32 and 39 concerning financial instruments. This has two types of impact on the opening balance sheet:
- reclassifications of financial instruments according to the categories defined by IAS 39;
- revaluation differences on financial instruments, resulting from application of the valuation methods required by the standard, and recognition of derivatives in the balance sheet.

From January 1, 2005, the valuation and accounting methods for financial assets and liabilities are those defined in IAS 39, "Financial instruments: measurement and recognition".

Due to the finalization of certain restatements resulting from application of IAS 32 and 39 during the second half-year of 2005, the balance sheet at January 1, 2005 as published in the financial statements at June 30, 2005 has been modified. The individual and overall impact of these corrections on the previously published figures is marginal.

Application of this standard has led the Group to reclassify its financial assets and liabilities and value them under the principles presented in note 4.14.

3.1 Reclassifications

3.1.1 Financial assets and liabilities carried at fair value with changes in fair value included in income

This category results from the reclassification of:
- the fair value of derivatives corresponding to energy trading transactions previously included in "Trade receivables" or "Trade payables";
- securities used in cash management (commercial paper and investment certificates maturing in over three months);
- foreign exchange gains and losses on swaps and accrued interest on these swaps, for swaps classified as derivatives held for trading.

3.1.2 Held-to-maturity investments

There was no significant reclassification in this category.

3.1.3 Available-for-sale financial assets

Non-consolidated investments, EDF SA's dedicated assets, EnBW's reserved funds and other financial securities previously classified as short-term financial assets (debt securities, equity securities and monetary investment funds), including "liquid" securities with original maturity of over three months, have been reclassified as available-for-sale financial assets.

3.1.4 Positive and negative fair values of hedging derivatives

Foreign exchange gains and losses on swaps classified as hedges and accrued interest on such swaps have been reclassified to this category.

3.1.5 Loans and financial receivables

Assets previously reported as "Other long-term investments" have been reclassified as loans and financial receivables.

3.1.6 Cash and cash equivalents

Short-term financial assets maturing within three months have been reclassified as cash equivalents.

3.1.7 Financial loans and debts

There has been no significant reclassification of the financial loans and debts included in financial liabilities.

3.2 Impacts of changes in valuation method

As a result of revaluation of financial assets and liabilities in application of IAS 39:
- valuation at historical cost or acquisition cost has been replaced by statement at fair value or amortized cost;
- restatements to fair value mainly concern available-for-sale financial assets and financial assets and liabilities carried at fair value with changes in fair value included in income;
- derivatives previously unrecognized under French GAAP are now recognized in the balance sheet.

Concerning derivatives, in contrast to the French principles applied until December 31, 2004 whereby only foreign exchange gains and losses on swaps and accrued interest related to those swaps were recognized in the balance sheet, all derivatives are now carried in the balance sheet, at fair value.

3.3 Impacts at January 1, 2005

3.3.1 Reconciliation of the balance sheet at December 31, 2004 under IFRS with the opening balance sheet at January 1, 2005

ASSETS

(in millions of euros)	Notes	12.31.2004	Reclassifications IAS 32/39	Valuation under IAS 32/39	01.01.2005
Goodwill		5,371	-	-	5,371
Intangible assets other than goodwill		1,288	-	-	1,288
Property, plant and equipment		97,645	-	-	97,645
Investments in companies accounted for under the equity method		2,198	-	5	2,203
Non-current financial assets	3.3.2	7,434	13	671	8,118
Deferred tax assets		944	-	106	1,050
Non-current assets		**114,880**	**13**	**782**	**115,675**
Inventories, including work-in-process		6,678	-	-	6,678
Trade receivables	3.3.2	15,782	(2,051)	2	13,733
Current financial assets	3.3.2	3,121	2,270	299	5,690
Other receivables		5,920	(54)	(3)	5,863
Cash and cash equivalents	3.3.4	3,150	678	(8)	3,820
Current assets		**34,651**	**843**	**290**	**35,784**
TOTAL ASSETS		**149,531**	**856**	**1,072**	**151,459**

EQUITY AND LIABILITIES

(in millions of euros)	Notes	12.31.2004	Reclassifications IAS 32/39	Valuation under IAS 32/39	01.01.2005
Capital		8,129	-	-	8,129
Consolidated reserves and income		307	-	636	943
Equity (EDF's share)	3.3.5	**8,436**		**636**	**9,072**
Minority interests		899	-	(2)	897
Total Equity		**9,335**	-	**634**	**9,969**
Provisions for end of nuclear fuel cycle		13,494	-	-	13,494
Provisions for decommissioning and for last cores		12,367	-	-	12,367
Provisions for employee benefits		13,620	-	-	13,620
Other provisions	3.3.3	1,999	(1,253)	-	746
Special concession liabilities		33,694	-	-	33,694
Non-current financial liabilities	3.3.3	20,888	47	(299)	20,636
Other liabilities		6,479	(46)	5	6,438
Deferred tax liabilities		2,929	-	288	3,217
Non-current liabilities		**105,470**	**(1,252)**	**(6)**	**104,212**
Provisions		4,525	-	-	4,525
Trade payables and other current liabilities payable	3.3.3	9,017	(2,346)	(8)	6,663
Current financial liabilities	3.3.3	4,899	4,466	394	9,759
Current tax liabilities		395	-	58	453
Other liabilities		15,890	(12)	-	15,878
Current liabilities		**34,726**	**2,108**	**444**	**37,278**
TOTAL EQUITY AND LIABILITIES		**149,531**	**856**	**1,072**	**151,459**

3.3.2 Current and non-current financial assets

"Current and non-current financial assets" increased from €10,555 million to €13,808 million as a result of application of IAS 39. Details are as follows:

(in millions of euros)	12.31.2004	Reclassifications for compliance with IAS 39	Valuation under IAS 39 at 01.01.2005	01.01.2005
Non-consolidated investments	1,304	(1,304)	-	-
Investment securities	4,946	(4,946)	-	-
Other investments	182	(182)	-	-
Other long-term financial assets	1,162	(1,162)	-	-
Short-term financial assets	2,961	(2,961)	-	-
Total financial assets before reclassification for compliance with IAS 39	**10,555[a]**	**(10,555)**	-	-
Available-for-sale financial assets	-	8,399	568	8,967
Financial assets carried at fair value with changes in fair value included in income	-	2,837	183	3,020
Held-to-maturity investments	-	17	-	17
Loans and financial receivables	-	1,138	2	1,140
Positive fair value of hedging derivatives	-	447	217	664
Total financial assets	**10,555**	**2,283**	**970**	**13,808[b]**

(a) €7,434 million non-current, €3,121 million current.
(b) €8,118 million non-current, €5,690 million current.

The net impact of reclassifications of financial assets in accordance with the categories defined by IAS 39 is €2,283 million, mainly comprising:
- €2,505 million representing the positive fair value of EDF Trading's derivatives, reclassified from trade receivables to financial assets at fair value;
- €(680) million of marketable securities reclassified as cash equivalents.

The impact of valuation of financial assets under IAS 39 amounts to €970 million, comprising:
- €568 million due to revaluation of available-for-sale financial assets: this is the difference between the market value of available-for-sale financial assets and the historical cost of the financial instruments classified in this category;
- €183 million due to revaluation of financial instruments classified as financial assets carried at fair value with changes in fair value included in income, mainly corresponding to:
  - recognition of options and warrants concerning Edison (€94 million);
  - the fair value of other derivatives held for trading (approximately €220 million) concerning commodity contracts that qualify as derivatives under IAS 39;
  - the impact of elimination of commodity contracts internal to the Group (€(138) million).
- €217 million for the fair value of hedging derivatives, including €174 million for hedges of net investments by EDF SA in foreign entities.

3.3.3 Financial liabilities

(in millions of euros)	12.31.2004	Reclassifications for compliance with IAS 39	Valuation under IAS 39 at 01.01.2005	01.01.2005
Financial loans and debts	25,787	418	(296)	25,909
Negative fair value of derivatives held for trading	-	3,688	216	3,904
Negative fair value of hedging derivatives	-	407	175	582
Financial liabilities	**25,787(a)**	**4,513**	**95**	**30,395(b)**

(a) €20,888 million non-current, €4,899 million current.
(b) €20,636 million non-current, €9,759 million current.

The net impact of reclassification of financial liabilities, amounting to €4,513 million, breaks down as follows:
- €2,346 million corresponding to the negative fair value of EDF Trading's derivatives held for trading, previously classified as trade payables;
- €1,227 million for the provision recorded by EDF SA in respect of IEB shares and a provision related to share repurchase commitments for EDF SA's put and call options, reclassified as derivatives held for trading;
- €454 million for securitization of EDF Energy's trade receivables, reclassified as financial debts.

The impact of valuation of financial liabilities under IAS 39 amounts to €95 million, comprising:
- €(296) million due to valuation of liabilities at amortized cost, including €(206) million concerning the loan from the French Atomic Energy Commission *(Commissariat à l'Energie Atomique – CEA)* to EDF for the initial financing of the Creys-Malville power plant;
- €216 million due to valuation of derivatives held for trading, including commodity contracts classified as derivatives (€28 million) and embedded derivatives (€42 million);
- €175 million due to valuation of hedging derivatives: €40 million for commodity contracts classified as hedges, and the balance for interest rate and currency swaps classified as cash flow hedges.

3.3.4 Cash and cash equivalents

The reclassifications to this category, amounting to €678 million, mainly concern marketable securities previously recorded as short-term investments.

3.3.5 Equity

The impact on equity of application of IAS 39 at January 1, 2005, after tax effects, amounts to €634 million (EDF share: €636 million).

3.3.5.1 IMPACT ON CONSOLIDATED RESERVES

The impact on consolidated reserves amounts to €366 million net of taxes, including €366 million for EDF SA, €61 million for subsidiaries, and €(61) million in intercompany eliminations.

For EDF SA, the main components of the impact are:
- €219 million due to valuation of liabilities at amortized cost;
- €94 million in adjustments to impairment of financial assets classified as available for sale;
- €205 million due to recognition of unrealized gains on derivatives (including €69 million corresponding to the fair value of IEB/Edison derivatives);
- €(159) million in taxes.

For the subsidiaries, the €61 million impact is principally due to valuation of financial assets at fair value, and recognition of embedded derivatives.

Finally, at Group level, eliminations mainly concern internal profits on commodity contracts.

3.3.5.2 IMPACTS ON GAINS AND LOSSES ON FINANCIAL INSTRUMENTS DEFERRED IN EQUITY

The €274 million impact on gains and losses on financial instruments deferred in equity breaks down as follows:
- the impact resulting from adjustment to fair value of available-for-sale financial assets amounts to €363 million, including €48 million relating to Edison shares;
- the impact of gains and losses on hedging instruments recorded directly in reserves amounts to €(89) million and concerns commodity contracts classified as cash flow hedges, and interest rate hedging swaps.

Note 4. Summary of accounting and valuation methods

4.1 Management estimates

The preparation of its financial statements requires the Group to make its best estimates and use assumptions that affect the book value of assets and liabilities, information on contingent assets and liabilities, and the book value of income and expenses recorded for the period. The figures in future financial statements may differ from current estimates due to changes in these assumptions and economic conditions.

Sensitivity of accounting methods involving the use of estimates by the Group:

4.1.1 Nuclear provisions

Provisions for end of nuclear fuel cycle, decommissioning and last cores are sensitive to assumptions concerning costs, inflation and discount rates, and disbursement schedules. These provisions are revalued at each reporting date, and amounted to €27,888 million at December 31, 2005.

4.1.2 Pensions and other long-term and post-employment benefits

The measurement of pensions and other long-term and post-employment benefits is particularly sensitive to assumptions concerning discount rates and wage increase rates. The corresponding provisions amounted to €14,572 million at December 31, 2005.

4.1.3 Goodwill impairment

Impairment tests on goodwill are sensitive to assumptions used in medium-term financial forecasts, and assumptions concerning the expected rate of return. The net value of goodwill was €7,181 million at December 31, 2005.

4.1.4 Energy and delivery not yet metered

As explained in note 4.8, the quantities of energy delivered, but not yet measured nor billed, are calculated at the reporting date based on consumption statistics and selling price estimates. These estimates are sensitive to the assumptions used in determining the portion of sales not billed at the closing date.

4.1.5 Valuation of obligations concerning French public distribution concession assets to be replaced

As mentioned in note 5, in view of the specific nature of French public distribution concession contracts, the Group has opted for a valuation consisting in the amount of contractual agreements as calculated and disclosed to the grantors in the annual business reports, as far as the presentation in the balance sheet of its obligation to renew property, plan and equipment is concerned. An alternative approach, based on the discounted value of future payments necessary for replacement of these assets at the end of their industrial useful life to be representative of EDF's contractual obligations to finance the renewal of assets at the end of their industrial useful life to the benefit of the grantor, would result in a different representation of the obligations towards grantors. The impacts this alternative approach would have had on the accounts are shown in note 5 for information. Whatever valuation method is used, measurement of the concession liability concerning assets to be replaced is notably subject to uncertainty in terms of cost and disbursement dates.

4.2 Change in estimate

At January 1, 2005, the Group decided to extend the useful life of EDF SA's non-nuclear power plants from 30 to 45 years, as a result of the adaptation and modernization of these plants over the period 2004-2008. This does not concern plants covered by environmental regulatory constraints and scheduled for shutdown in 2015.

4.3 Consolidation methods

Companies in which EDF has exclusive control are fully consolidated. Exclusive control means the power to govern the enterprise's financial and operating policies either directly or indirectly so as to obtain benefit from its activities. Exclusive control is presumed when EDF directly or indirectly holds more than 50% of the voting rights.

Companies that EDF jointly controls are proportionally consolidated. Joint control means sharing control over a company jointly operated by a limited number of partners or shareholders, such that the operating and financial policies result from their mutual agreement.

Companies over which EDF exercises significant influence are accounted for under the equity method. EDF is considered to exercise significant influence when it holds at least 20% of the voting rights of the consolidated company. Significant influence is demonstrated by participation in the financial and operating policies of the company without controlling it.

Companies accounted for under the equity method are carried in the balance sheet at historical cost, adjusted for the share of net assets generated after acquisition, less any impairment. The Group's share in net income for the period is reported under the income statement heading "Share in income of companies accounted for under the equity method".

Voting rights that are potentially exercisable at the closing date, even by another party, are taken into consideration in determining the level of control over a subsidiary.

The results of companies acquired (disposed of) during the year are recognized in the Group's consolidated income statement from (until) the date on which control is transferred.

Any significant transactions between consolidated companies and unrealized internal profits are eliminated.

4.4 Presentation rules

Assets and liabilities of dissimilar natures or functions are disclosed separately.

Assets and liabilities contributing to working capital used in the entity's normal operating cycle are classified as current. Other assets and liabilities are classified as current if they mature within one year of the closing date, and non-current if they mature more than one year after the closing date.

The income statement presents items by nature. The heading "Other income and expenses" above the EBIT records items of an unusual nature or amount.

4.5 Translation of foreign companies' financial statements

The balance sheets of foreign companies are translated into euros at the closing rate. Income statements and cash flows are translated at the average rate for the period. Resulting differences are recognized in equity under the heading "Translation adjustments".

Currency translation differences affecting a monetary item that is an integral part of the Group's net investment in a consolidated foreign company are included in consolidated equity until the disposal or liquidation of the net investment, at which date they are recognized as income or expenses in the income statement, in the same way as other translation adjustments concerning the company.

4.6 Translation of transactions in foreign currencies

Transactions expressed in foreign currencies are initially translated and recorded in the functional currency of the subsidiary concerned, using the rate in force at the transaction date.

At each reporting date, monetary assets and liabilities expressed in foreign currencies are translated at this closing rate. The resulting foreign exchange differences are taken to the income statement.

4.7 Related parties

Related parties include the French State, companies in which the State holds majority ownership and certain of their subsidiaries, and companies in which EDF exercises joint control or significant influence.

4.8 Sales

Sales essentially comprise income from the sale of energy and services, which mainly include energy transmission and distribution services.

The Group accounts for sales when:
- a contract exists,
- delivery has taken place (or the service provided),
- a quantifiable price has been established or can be determined,
- and the receivables are likely to be recovered.

Delivery takes place when the risks and benefits associated with ownership are transferred to the buyer.

Energy delivered, but not yet measured nor billed is calculated based on consumption statistics and selling price estimates.

Sales of goods and revenues on services not completed at the balance sheet date are valued by reference to the stage of completion at the balance sheet date.

Energy trading operations are recognized net of purchases.

The fees paid by customers upon connection to the network *(tickets de raccordement)* are recorded as deferred income and transferred to sales over a period that depends on the useful life of the assets they help finance, or the estimated term of customer contracts.

4.9 Income taxes

Deferred taxes are recorded under the liability method of tax allocation in respect of temporary differences between the book value of assets and liabilities and their value for tax purposes.

If the tax rate changes, deferred taxes are adjusted to the new rate and the adjustment is recorded in the income statement, unless it relates to items recorded in equity.

The recoverable value of deferred tax assets is reviewed at each closing date. If it is no longer probable that there will be sufficient taxable income for utilization of all or some of the benefit of the deferred tax asset, its carrying amount is reduced.

4.10 Goodwill

Goodwill corresponds to the difference between the acquisition cost and the Group's share in the fair value of the identifiable assets and liabilities of the company acquired.
The fair values of assets and liabilities and the resulting goodwill are finalized within 12 months of the acquisition.

When minority interests are acquired in a controlled entity, the Group records goodwill equal to the difference between the acquisition price for the minority interests and the share of net assets acquired, with no revaluation of the assets and liabilities acquired.

After initial recognition, goodwill is carried at cost less impairment.

Impairment tests are applied to goodwill as soon as there is an indication of possible loss of value, and at least annually. For the purposes of the test, goodwill is allocated to cash-generating units, groups of homogeneous assets that generate identifiable cash flows that benefit from synergies resulting from the acquisition. The recoverable value of these units is the higher of fair value net of disposal costs, and value in use. Value in use is determined with reference to discounted future net cash flows based on medium-term financial projections, as described in note 4.13. When this value in use is lower than the carrying amount in the balance sheet, an amount equal to the difference is booked under the heading "Impairment loss". The loss is allocated first to the goodwill, and any surplus to the other assets of the cash-generating unit concerned.

Goodwill on acquisition of wholly or jointly controlled entities is disclosed separately in the balance sheet. Amortization and provisions on this goodwill are also reported on a separate line in the income statement.

Impairment losses related to goodwill on companies accounted for under the equity method are booked under the income statement heading "Share in income of companies accounted for under the equity method".
Upon disposal of a Group entity, the unamortized goodwill attributable to that entity is included in the gain or loss on disposal.

4.11 Other intangible assets

Other intangible assets mainly consist of software, licenses, trademarks and similar rights, operating rights and development costs, and since January 1, 2005, emission quotas acquired for a consideration.

4.11.1 Research and development expenses

Research expenses are recognized as expenses in the financial period incurred.

Development expenses are recognized as an intangible asset if the Group can demonstrate:
- the technical feasibility of making the intangible asset ready for commissioning or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate likely future economic benefits;
- the availability of the appropriate resources (technical, financial or other) to complete development and use or sell the intangible asset;
- its ability to provide a reliable estimate of expenses attributable to the intangible asset during its development.

Intangible assets are amortized on a straight-line basis over their useful lives.

4.11.2 Greenhouse gas emission quotas

Following the IASB's withdrawal in June 2005 of IFRIC Interpretation 3, "Emission rights", the EDF group has applied the following treatment:
- emission quotas acquired for a consideration are recorded as intangible assets at acquisition cost;

- when the emission rights have been granted for nil consideration by the relevant State, they are not shown in the balance sheet; and
- when a group entity's estimated gas emissions are higher than the quotas allocated by the State, a provision is established to cover the excess emissions.

The provision is equivalent to the acquisition cost up to the amount acquired on the spot or forward markets, and based on market prices for the balance.

4.12 Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost.

The cost of facilities developed in-house includes all direct labor and materials costs, and all other direct production costs attributable to the construction cost of the asset. The Group capitalizes nuclear safety expenses incurred as a result of legal and regulatory obligations, where non-compliance is sanctioned by administrative prohibition on operation.
In addition, assets have been recorded against provisions for decommissioning obligations and last core costs for nuclear power plants. At the date of commissioning, these assets are measured and recorded in the same way as the corresponding provision (see note 4.19).

Property, plant and equipment are depreciated on a straight-line basis over their useful lives.

Pre-operating expenses and borrowing costs incurred to finance installations are recognized as expenses.

The Group's property, plant and equipment comprises both assets owned by the Group and assets operated under concession.

4.12.1 Property, plant and equipment owned by the Group

The following are included in the balance sheet value of nuclear power plants:
- the discounted cost of decommissioning the facilities;
- the discounted cost of last core nuclear fuel, including depreciation of residual reactor fuel that will not be fully irradiated when production shuts down, the cost of nuclear fuel reprocessing and the cost of removing and storing radioactive waste.

Strategic safety spare parts for nuclear facilities are treated as property, plant and equipment, and depreciated pro rata with the useful life of the facilities to which they are assigned.

Impairment is booked in respect of certain non-nuclear plants temporarily closed down, when it is unlikely that these plants will ever be brought back into service.

The costs of the statutory ten-year inspections of nuclear and non-nuclear power plants are a component of the cost of these facilities, which is amortized over 10 years, i.e. the time elapsing between two inspections.

French public transmission concession assets belong to the subsidiary RTE EDF Transport and are recorded as assets owned by the Group.

4.12.2 Property, plant and equipment operated under concession

4.12.2.1 FRENCH CONCESSIONS

In France, the Group is the operator for three types of public service concessions:
- public distribution facilities operated under concession rights licensed by local authorities (municipalities or syndicated municipalities);
- hydropower facilities operated under State concession;
- the French public transmission network, operated under concession from the French State by the subsidiary RTE EDF Transport, fully consolidated as of January 1, 2005.

Public electricity distribution concessions

The assets governed by these contracts are recorded under Property, plant and equipment operated under concession in the balance sheet, at acquisition cost when financed by EDF, or at their estimated value at the transfer date when supplied by the grantor. Industrial depreciation is recorded over their useful lives. Notes 5 and 6 contain further details on this treatment.

Hydropower concessions

Assets attributed to the hydropower concessions are hydropower generation equipment (dams, pipes, turbines, etc) and, in the case of concessions renewed recently, also include electricity generation plants (alternators).
The concession agreements currently provide for no indemnity for the return of the assets upon expiry of the concession.

The concession assets are recorded under Property, plant and equipment operated under concession, at acquisition cost. Depreciation is calculated over their useful life, which is generally identical to the term of the concession.

French public transmission concession

The French transmission concession dates from 1956, for a 75-year term. Since the French law of February 10, 2000, the public electricity transmission network has been operated by an independent entity within EDF. This service was transferred to a fully-consolidated subsidiary named "EDF réseau de transport", with effect from January 1, 2005. The network operator must respect standard concession rules approved by decree of the *Conseil d'Etat* after consultation with the French Energy Regulator *(Commission de Régulation de l'Electricité – CRE)*. These rules are currently being finalized.

The assets operated under this concession belong by law to *"EDF réseau de transport"*. They are booked under the heading Property, plant and equipment owned by the Group, and depreciated over the assets' useful lives.

4.12.2.2 FOREIGN CONCESSIONS

The rules governing concessions outside France vary according to the national contracts and legislations. The principal countries concerned are:

United Kingdom

EDF Energy owns distribution networks. It has a monopoly on the geographic area covered by its license and prices are regulated. Licenses may be terminated upon 25 years' notice.
The networks are booked under Property, plant and equipment owned by the Group and depreciated over their useful life.

Germany

The distribution networks operated under concession by EnBW belong to EnBW for the duration of the concession. In the event that the concession is not renewed, EnBW must transfer the network to the licensing authority at fair value.
These networks are booked under Property, plant and equipment owned by the Group and depreciated over their useful life.

Brazil

In 1996, the Brazilian subsidiary Light entered into a 30-year concession covering the State of Rio de Janeiro. The facilities covered by the concession are booked under Property, plant and equipment owned by the Group and depreciated over their useful life.

4.12.3 Leases

4.12.3.1 FINANCE LEASES

Finance-leased assets are capitalized when the lease agreements effectively transfer virtually all the risks and benefits incident to ownership of these assets to the Group. The criteria used to classify these contracts are mainly based on the following:
- the ratio of the leased assets' actual useful life to their economic life;
- total future payments as a ratio of the fair value of the financed asset;
- whether ownership is transferred at the end of the lease;
- whether the purchase option is attractive;
- the features specific to the leased asset.

Finance-leased assets are depreciated over their useful life, or over the term of the corresponding lease agreement when this is shorter.

If the Group performs a sale and leaseback operation resulting in a finance lease agreement, this is recognized in accordance with the principles described above. If the transfer price is higher than the asset's book value, the surplus is deferred and recognized as income progressively over the term of the lease.

4.12.3.2 OPERATING LEASES

Lease agreements that do not qualify as finance leases are recognized as operating leases, and only the lease payments are recorded in the income statement.

4.12.4 Useful lives

The main useful lives of Property, plant and equipment are the following:
- hydroelectric dams: 75 years
- electromechanical equipment used in hydropower plants: 50 years
- non-nuclear power plants: 30 to 45 years
- nuclear power plants: 40 years (*)
- transmission and distribution installations (lines, substations): 30 to 45 years

(*) More restrictive regulations may apply in some countries.

4.13 Impairment of intangible assets other than goodwill and of property, plant and equipment

At the year-end and at each interim reporting date, the Group assesses whether there is any indication that an asset could have been significantly impaired. If so, an impairment test is carried out as follows:
- the Group measures any long-term asset impairment by comparing the carrying value of these assets, classified into cash generating units where necessary, and their recoverable amount, usually determined using the future discounted cash flow method;
- the discount rates used for these purposes are based on the weighted average cost of capital for each asset or group of assets concerned, determined by economic and geographical area and by business segment where appropriate. The pre-tax discount rate is calculated using an iterative process based on after-tax rates;
- future cash flows are based on medium-term plan projections.

The impairment test is based on business plans and assumptions approved by the Group.

As these assessments are highly sensitive to macroeconomic and segment assumptions, the impairment tests used are updated regularly.

4.14 Financial assets and liabilities

The recognition and valuation methods for financial assets and liabilities were modified at January 1, 2005 as a result of application of IAS 32 and IAS 39 from that date (see note 3).

4.14.1 Financial assets and liabilities until December 31, 2004

4.14.1.1 NON-CONSOLIDATED INVESTMENTS

Non-consolidated investments are mainly long-term investments in other companies. They were recorded at acquisition cost.

4.14.1.2 OTHER INVESTMENTS

- Securities conferring ownership rights: these are investments the company intends to hold on a long-term basis or does not have the ability to resell in the short term (shares in capital or long-term investments). They are not held in direct connection with the entity's business.
- Securities conferring creditor's rights: these are securities the company intends to hold on a long-term basis or does not have the ability to resell in the short term. They are not held in direct connection with the entity's business. These securities will not subsequently confer ownership rights and include securities pledged as security or collateral against an advance.

When the book value of non-consolidated and other investments was higher than their value in use as determined by reference to equity adjusted to take into account information known since the previous year-end (e.g. financial information, share price), a provision was generally established to cover the difference.

4.14.1.3 INVESTMENT SECURITIES

The Group has set up two investment portfolios:
- the first comprises dedicated financial assets intended to finance the end of nuclear fuel cycle operations for which provisions have been accrued (see notes 24.3.2.1 and 31.3.3). These assets are managed separately from the group's other financial assets and investments in view of their specific objective;
- the second comprises securities acquired mainly by EDF and EnBW to generate a satisfactory return on investment in the medium to long term, without participating in the management of the companies concerned.

The investment portfolios (shares and bonds) were recorded at acquisition cost. At year-end, the carrying amount of these portfolios was assessed individually, mainly by consideration of the growth prospects of the companies concerned and their share prices. If the carrying amount was lower than the book value, the unrealized capital loss was fully provisioned without being netted against unrealized gains.

4.14.1.4 OTHER FINANCIAL ASSETS

Other financial assets comprise interest-bearing financial receivables, receivables related to leased assets, and non-interest-bearing assets such as security deposits and subsidies.
These assets were previously recorded at nominal value. When the recoverable value at year-end was lower than book value, for instance due to probable default by a debtor, a financial provision for depreciation was recorded.

4.14.1.5 SHORT-TERM FINANCIAL ASSETS

Short-term financial assets mainly include investment securities and cash investments maturing in more than three months.
Marketable securities were initially recorded as assets at acquisition cost, and restated at their value in use at the year-end. Listed securities were stated at their year-end quotation. Provisions were recorded to fully cover any unrealized losses, without netting against unrealized gains.

4.14.1.6 LOANS AND OTHER FINANCIAL LIABILITIES

Loans were recorded at nominal value and amortized at the contractual interest rate. Loan issuance expenses, bond issuance premiums and bond redemption premiums were amortized on a straight-line basis over the duration of the related borrowing.

4.14.1.7 FINANCIAL INSTRUMENTS

4.14.1.7.1 Short-term derivatives

Short-term instruments (short-term swaps, options and forward exchange contracts) were valued as follows:
- the corresponding off-balance sheet commitments were recorded at the nominal value of the contracts;
- margin payments were immediately recognized in the income statement;
- premiums paid or received were recognized in income at settlement;
- gains or losses generated by these instruments were recognized at settlement;
- short-term currency derivatives traded on organized markets or highly liquid over-the-counter markets comparable to organized markets and included in the portfolios at year-end were stated at year-end market value. This value was compared for each transaction to the historical value of premiums. As the Group did not allocate individual gains and losses on micro-hedges to the associated transactions, the unrealized foreign exchange gains or losses were included in the financial result.

Initial deposits to secure transactions were included in investments.

4.14.1.7.2 Long-term instruments

One of the main objectives of exchange rate and interest rate risk management is to minimize their impact on equity and net income. For exchange rate risks, debts are as far as possible entered into in the entity's local currency. If an acquisition is made in a different currency, an active hedging policy (assets and liabilities) is set up wherever possible (micro-hedging).

Long-term instruments (swaps) were taken into account to adjust the foreign exchange result and the interest expenses on a debt. The foreign exchange result on speculative currency swaps was recognized in the income statement. Upfront payments required under the contracts were spread over the term of the swaps. Payments made or received in the event of early settlement were immediately reported in the income statement.

All of these instruments were recorded in the financial off-balance sheet commitments at the notional value of the capital committed.

4.14.2 Financial assets and liabilities after application of IAS 32 and IAS 39 from January 1, 2005

As of January 1, 2005, the Group applies standards IAS 32 and IAS 39 on financial instruments. This has led to reclassification, and in some cases revaluation, of these financial assets and liabilities (see note 3).

Financial assets include investments (non-consolidated investments, dedicated assets, and other investment securities), loans and financial receivables, and the positive fair value of derivatives.

Dedicated assets are financial assets intended to finance end of nuclear fuel cycle operations, for which provisions have been accrued (see note 24.3.2.1 and 31.3.3). These assets are managed separately from the Group's other financial assets and investments in view of their specific objective, and comprise bonds, equities, collective investment funds and "reserved" funds built up by the Group solely for its own use.

Financial liabilities comprise financial borrowings and debts, bank credit and the negative fair value of derivatives.

Financial assets and liabilities are recorded in the balance sheet as current if they mature within one year and non-current if they mature after one year, apart from derivatives held for trading, which are all classified as current.

Operating debts and receivables, and cash and cash equivalents, are governed by IAS 39 and reported separately in the balance sheet.

4.14.2.1 CLASSIFICATION AND VALUATION METHODS FOR FINANCIAL ASSETS AND LIABILITIES

4.14.2.1.1 Financial assets and liabilities carried at fair value with changes in fair value included in income

Financial assets stated at fair value with changes in fair value included in the income statement are classified as such at the inception of the operation. This applies to:
- assets acquired from the outset with the intention of resale in the short term;
- or derivatives not classified as hedges (derivatives held for trading); and
- or assets the Group has elected to include in this category under the option allowed by IAS 39.

These assets are initially recorded at acquisition cost less purchasing expenses, and subsequently adjusted to fair value at each reporting date.

Changes in fair value are recorded in the income statement under the heading "Other financial income and expenses".

Dividends and interest received on assets stated at fair value are recorded in the income statement under "Other financial income".

Changes in the fair value of EDF Trading's commodity contracts are recorded in the income statement under "Sales".

Regarding the fair value option, the Group classifies an asset or liability as "at fair value through profit or loss" in the three following circumstances:

(1) when using fair value eliminates or significantly reduces an inconsistency in the measurement of assets and liabilities (an "accounting mismatch");
(2) when the performance of group of financial assets or financial liabilities is managed on a fair value basis, in accordance with documented strategies and the management reporting system;
(3) when a financial instrument contains an embedded derivative.

If a contract contains one or more embedded derivatives, the hybrid instrument may also be valued under the fair value option, except in the following two cases:
- when the embedded derivative does not substantially affect the cash flows of the contract;
- when analysis of the host contract and the embedded derivative does not lead to separate measurement of the embedded derivative.

4.14.2.1.2 Held-to-maturity financial investments

This category covers fixed-term investments which the Group acquires with the intent and ability to hold to maturity. These items are recorded at amortized cost. Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

4.14.2.1.3 Loans and financial receivables

Loans and financial receivables are valued and recorded at amortized cost less any impairment or provision.
Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

4.14.2.1.4 Available-for-sale financial assets

Available-for-sale financial assets comprise non-consolidated investments, reserved funds and investment securities, and are stated at their fair value at the closing date. Unrealized gains or losses on these assets are taken to equity. For instruments quoted on an active market, the fair value is the market value. If no active market exists, the Group uses generally accepted valuation methods. If the fair value cannot be reliably estimated by other generally accepted valuation methods such as discounted future cash flows, these instruments are valued at acquisition cost less accumulated impairment.
For available-for-sale financial assets represented by debt securities, interest is calculated at the effective interest rate and credited to the income statement under the heading "Other financial income and expenses".

4.14.2.1.5 Financial debts and operating debts

Financial debts are recorded at amortized cost, with separate reporting of embedded derivatives where applicable. Interest is calculated at the effective interest rate and recorded under the heading "Cost of gross indebtedness" over the duration of the financial debt.

4.14.2.1.6 Derivatives

4.14.2.1.6.1 Scope

The scope of derivatives applied by the Group corresponds to the principles set out in IAS 39.

In particular, forward purchases and sales for physical delivery of energy or commodities are considered to fall outside the scope of application of IAS 39, when the contract concerned is considered to have been entered into as part of the Group's normal business activity. This is demonstrated to be the case when all the following conditions are fulfilled:

- a physical delivery takes place under all such contracts;
- the volumes purchased or sold under the contracts correspond to the Group's operating requirements;
- the contracts cannot be considered as options as defined by the standard. In the specific case of electricity sale contracts, the contract is substantially equivalent to a firm forward sale or can be considered as a capacity sale.

The Group thus considers that transactions negotiated with a view to balancing the volumes between electricity purchase and sale commitments are part of its ordinary business as an integrated electricity company, and do not therefore come under the scope of IAS 39.

In compliance with IAS 39, EDF analyses all its contracts, of both a financial and non-financial nature, to identify the existence of any "embedded" derivatives. Any component of a contract that affects the cash flows of that contract in the same way as a stand-alone derivative corresponds to the definition of an embedded derivative.
If they meet the conditions set out by IAS 39, embedded derivatives are accounted for separately from the "host" contract at inception date.

4.14.2.1.6.2 Measurement and recognition

Derivatives are initially recorded at fair value, based on quoted prices and market data available from external sources. The Group may also refer to recent comparable transactions or base its valuation on internal models that include data directly derived from this observable data and are recognized by market participants.

Changes in the fair value of these derivatives are recorded in the income statement, unless they are classified as hedges for a cash flow or net investment. Changes in the fair value of such hedging instruments are recorded directly in equity, excluding the ineffective portion of the hedge.

In the specific case of financial instruments entered into as part of EDF Trading's business, realized and unrealized gains and losses are reported net under the heading "Sales".

4.14.2.1.6.3 Financial instruments classified as hedges

The EDF group uses derivative instruments to hedge its foreign exchange and interest rate risks, as well as risks related to certain commodity contracts.

The Group applies the criteria defined by IAS 39 in classifying derivatives as hedges:

- the instrument must hedge changes in fair value or cash flows attributable to the risk hedged, and the effectiveness of the hedge (i.e. the degree to which changes in the value of the hedging instrument offset changes in the value of the hedged item or future transaction) must be between 80% and 125%;
- in cash flow hedges, the future transaction being hedged must be highly probable;
- reliable measurement of the effectiveness of the hedge must be possible;
- the hedge must be supported by appropriate documentation from its inception.

The Group classifies hedges in the following categories:

(a) fair value hedges

These instruments hedge the exposure to changes in the fair value of an asset or liability recorded in the balance sheet, or a firm commitment to purchase or sell an asset. Changes in the fair value of the hedged item attributable to the hedged component of that item are recorded in the income statement and offset by corresponding variations in the fair value of the hedging instrument. Only the ineffective portion of the hedge has an impact on income.

(b) cash flow hedges

These instruments hedge highly probable future transactions: the variability in cash flows generated by the hedged transaction is offset by changes in the value of the hedging instrument.
The effective portion of accumulated changes in the hedge's fair value is recorded in equity, and the ineffective portion (i.e. changes in the fair value of the hedging instrument in excess of changes in the fair value of the hedged item) is recorded in the income statement.
When the hedged cash flows materialize, the amounts previously recognized in equity are transferred to the income statement in the same way as for the hedged item.

(c) hedges of a net investment

These instruments hedge exposure to the foreign exchange risk related to a net investment in a foreign entity. The effective portion of accumulated changes in the hedge's fair value is recorded in equity until disposal of the net investment, when it is included in the gain or loss on disposal. The ineffective portion (defined according to the same terms as for cash flow hedges) is recorded directly in the income statement.

The hedging relationship ends when:
- a derivative instrument ceases to be an effective hedging instrument;
- a derivative instrument expires, or is sold, terminated or exercised;
- the hedged item expires, is sold or redeemed;
- a future transaction ceases to be considered as highly probable.

Only derivative instruments external to the Group qualify for hedge accounting, and gains or losses on internal derivatives are eliminated in the consolidated financial statements. However, in a cash flow hedging relationship initiated via derivatives internal to the Group, hedge accounting is applied if it can be demonstrated that the internal derivatives will be matched with similar transactions external to the Group.

4.14.2.2 IMPAIRMENT OF FINANCIAL ASSETS

At the year-end and at each interim reporting date, the Group assesses whether there is any objective evidence that an asset could have been significantly impaired. If so, the Group estimates the asset's recoverable value and records any necessary impairment as appropriate for the category of asset concerned.

4.14.2.2.1 Financial assets recorded at amortized cost

Impairment is equal to the difference between the asset's net book value and the discounted value of expected future cash flows, using the original effective interest rate of the financial instrument. The impairment is included in the income statement under the heading "Other financial expenses". If the impairment loss decreases in a subsequent period, it is reversed and transferred to the income statement.

4.14.2.2.2 Available-for-sale financial assets

If there is a significant long-term decrease in the fair value of available-for-sale financial assets, the unrealized loss is reclassified from equity to income. If, in a subsequent period, the fair value of an available-for-sale financial asset increases, the increase in value is recorded in equity for equity instruments, while for debt instruments the impairment previously recorded is reversed and transferred to the income statement.

4.14.2.3 DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

Derecognition is applied for all or part of:
- a financial asset, when the contractual rights making up the asset expire, the Group loses control of the asset, or the Group substantially transfers most of the significant risks and benefits associated with ownership of the asset;
- a financial liability, when the liability is extinguished due to cancellation or expiry of the obligation. When a debt is renegotiated with a lender giving rise to substantially different terms, a new liability is recognized.

4.14.2.4 SECURITIZATION OPERATIONS

When it can be demonstrated that the Group does not control the investment funds resulting from securitization operations, these are excluded from the scope of consolidation. Otherwise, an entry corresponding to the cash inflow is recorded under the heading "Other liabilities".

4.15 Inventories and work-in-progress

Inventories are recognized at the lower of acquisition cost or net realizable value, except for inventories resulting from trading activities, which are carried at market value.

Cost includes the direct material and labor costs, and a share of indirect production costs.

4.15.1 Nuclear fuel and materials

The stated value of nuclear fuel and materials and work-in-progress is determined based on direct processing costs including materials, labor and subcontracted services (e.g. fluoration, enrichment, etc.). Interest expenses incurred in financing nuclear fuels are charged to expenses.

Nuclear materials, whatever their form during the processing cycle, whose useful lives are longer than one year, and nuclear fuel, whether being used in the reactors or stored, are recorded in inventories.

These items are valued using the weighted average cost method, applied to each component (natural uranium, fluoration, enrichment, production).

The Group does not value the uranium obtained from reprocessed burnt fuel, due to uncertainty over its future use.

Nuclear fuel consumption is determined for each component based on forecasts of quantities used per kWh produced. These quantities are valued at weighted average cost as at the end of the previous month, including the cost of the most recent supplies.

Inventories are periodically corrected in view of forecast burnt quantities based on neutronic measurements.

4.15.2 Consumables, materials and spare parts

Inventories are valued at weighted average cost including direct and indirect purchasing costs.

No provision is established for spare parts supplied under a maintenance program nor for standard parts, as these are held for use during the lifetime of the plant.

4.16 Trade and other receivables

On initial recognition, trade receivables are stated at face value. A provision is recorded when their carrying amount, based on the probability of recovery, assessed according to the type of receivable, is less than their book value. The risk associated with doubtful receivables is evaluated individually.
Trade receivables also include revenue based on an estimate of power already delivered but not yet measured and not yet billed. A provision is booked to cover the potential risk of subsequent non-recovery.

4.17 Cash and cash equivalents

Cash and cash equivalents comprise very liquid assets and very short-term investments, usually maturing within three months or less of the acquisition date, and with negligible risk of fluctuation in value.
Securities held short-term and classified as cash equivalents are recorded at fair value, with changes in fair value included in the heading "Financial income on cash and cash equivalents".

4.18 Equity

Share issue expenses correspond exclusively to external costs expressly related to the capital increase. They are charged against the issue premium at their net-of-tax value.

All other costs are charged to current period expenses.

The impact of restatement to fair value of financial instruments results from the adjustment to fair value of available-for-sale financial assets and certain hedging instruments.

4.19 Provisions

The Group recognizes provisions for contingencies and losses if the following three conditions have been met:

- the Group has a present obligation (legal or constructive) towards a third party that arises from a past event prior to the closing date;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation;
- the obligation amount can be estimated reliably.

Provisions are determined based on the Group's estimate of the expected cost necessary to settle the obligation. Estimates are based on management data from the information system, assumptions adopted by the Group, and, if necessary, experience of similar transactions or, in some cases, based on independent expert reports or contractor quotes. The various assumptions are reviewed for each closing of the accounts.

If it is anticipated that all or part of the expenses covered by a provision will be reimbursed, the reimbursement is recognized under receivables if, and only if, the Group is virtually certain of receiving it.

It may very rarely happen that a provision cannot be booked due to lack of a reliable estimate. In such cases, the obligation is mentioned in the notes as a contingent liability, unless there is little likelihood of an outflow of resources.

Provisions mainly cover the following:

- end-of-cycle expenses for nuclear fuels:
  A provision for reprocessing burnt fuels and for the disposal and storage of the resulting radioactive waste is booked for all fuels currently in use (burnt portion) or already used.
- costs of decommissioning power plants and the costs of fuel in the reactor when the reactor is shut down (provision for last cores).
- future losses relating to multi-year agreements for the purchase and sale of energy:
  - losses on energy purchase agreements are measured by comparing the acquisition cost under the contractual terms with the forecast market price for electricity;
  - losses on energy sale agreements are measured by comparing the estimated income under the contractual terms with the cost of generating the energy to be supplied.

Provisions for end of nuclear fuel cycle, for expenses related to the decommissioning of power plants and last cores, and for future losses relating to multi-year energy purchase and sale agreements are estimated by applying a forecast long-term inflation index to the projected disbursements, which are then discounted at rates that reflect the best estimate of a long-term rate of return on bond markets.

The rate of inflation and the discount rate are based on the economic parameters of the country where the economic entity is located.

For France, the Group applies a discount rate determined on long series data for a sample of bonds, and takes into account the fact that some expenses covered by provisions will be disbursed over periods significantly longer than the duration of instruments generally traded on the financial markets.

The discount effect generated at each closing to reflect the passage of time is included in financial expenses under the heading "Discount expenses".

The impact of changes in estimates for long-term provisions with associated balance sheet assets, whether due to schedule changes, discount rate changes, new expense estimates or technological developments, is allocated to the relevant assets, with any excess allocated to the underlying asset (power plant). Each one of these parameters, taken singly or together, could have a considerable impact on the estimates over time.

4.20 Employee benefits

EDF group employees are entitled to benefits, both during and after their employment, depending on local regulations and certain specific rules such as the statutory regulations for companies governed by the special pension system for the electricity and gas sector *(Industries Electriques et Gazières – IEG)* in France.

4.20.1 Pension and post-employment benefit obligations

When they retire, Group employees benefit from pensions determined under local rules. They may also be entitled to benefits directly paid by the companies, and additional benefits prescribed by the relevant regulations.

The obligations of EDF SA and the French subsidiaries governed by the Electricity and Gas sector (IEG) regime, and the related pension financing reform, are described in notes 7 and 31.4.

4.20.2 Other long-term benefit obligations

These benefits concern employees currently in service, and are earned according to local regulations, particularly the statutory regulations for the electricity and gas sector for EDF SA and French subsidiaries covered by the IEG regime. Details are provided in note 31.4.

4.20.3 Calculation and recognition of employee benefits

Obligations under defined benefit plans are calculated by the projected unit credit method, which determines the present value of entitlements earned by employees at year-end to pensions, post-employment benefits and long-term benefits, taking into consideration each country's specific economic conditions and expected wage increases.

In calculating pensions and other post-employment benefit obligations, this method takes the following factors into consideration:
- career-end salary levels, with reference to employee seniority, projected salary levels at the time of retirement based on the expected effects of career advancement, and estimated trends in pension levels;
- retirement age, determined on the basis of relevant factors (such as years of service and number of children);
- forecast numbers of pensioners, determined based on employee turnover rates and mortality data available in each country;
- reversion pensions, taking into account both the life expectancy of the employee and his/her spouse and the marriage rate observed for the population of employees in the electricity and gas sector;
- a discount rate that depends on the geographical zone and the duration of the obligations.

The provision takes into account the value of the assets that cover the pension obligations, which are deducted from the value of the obligation as determined above.

Any actuarial gains or losses on pensions and post-employment benefit obligations in excess of 10% (the "corridor") of the commitments or fund assets, whichever is the higher, are recognized in the income statement progressively over the average residual working life of the company's employees.

In accordance with the applicable accounting regulations, the provision for other long-term benefits is calculated under a simplified method. Therefore, if an actuarial estimation under the projected unit credit method is necessary, any actuarial variances and the past service cost are directly included in the provision, without application of the "corridor" rule.

The expense booked for employee benefit obligations includes:
- the cost of additional vested benefits, and the financial discount cost of existing benefits;
- the income corresponding to the expected return on plan assets;
- the income or expenses resulting from amortization of actuarial gains or losses;
- the income or expenses related to changes in the benefit systems or introduction of new systems, other than the impact of the IEG special pension system financing reform, which was recorded in equity in 2004.

4.20.4 Share-based payments

In compliance with article 11 of the French privatization Law of 1986 and article 26 of Law 2004-803 of August 9, 2004, a preferential share offer was reserved for current and retired employees of EDF SA and certain French and foreign subsidiaries, covering a number of existing shares representing 15% of the total shares to be sold during the IPO.

Each benefit granted to employees in this sale (the "Employee offering" described in note 6.4) was measured and recorded at grant date (November 18, 2005) as required by IFRS 2:
- the 20% reduction in the share price for current and retired employees was calculated on the basis of the share price for private investors. This reduction was

then recalculated by application of a discount rate reflecting the cost of unavailability of the shares purchased by current and retired employees, as the shares were in fact unavailable for sale for a period of 2 to 5 years, depending on the scheme concerned;
- for free shares, in addition to the cost of unavailability due to these shares being attributed after 1 to 3 years depending on the scheme concerned, the valuation also took into consideration the lack of dividends on these shares during the unavailability period;
- deferred payment terms were offered depending on subscribers' options. For instance, depending on the scheme chosen, subscriptions could be paid up immediately upon attribution of the shares, or in three installments over 2 years, or spread over 24 or 36 months. The discount expense was deducted in valuing this employee benefit for the company.

As these benefits were vested immediately (after a very short or non-existent vesting period), the total expense was recognized in the 2005 accounts.

The additional employer's contribution granted in one of the employee offer schemes was also valued as an employee benefit, and recorded in personnel expenses in the same way as the annual employer's contribution to investment plans granted to employees.

4.21 Special concession liabilities

These liabilities relate to electricity distribution concessions in France. They represent the contractual obligations defined in the concession rules, and are described in detail in note 5.

4.22 Investment subsidies

Investment subsidies received by Group companies are included in liabilities under the heading "Other liabilities" and transferred to income as and when the economic benefits of the corresponding assets are utilized.

4.23 Environmental expenses

Environmental expenses are identifiable, additional expenses incurred to prevent, reduce or repair damage to the environment that has been or may be caused by the Group as a result of its business. These expenses are recorded under three headings:
- they are capitalized if they are incurred to prevent or reduce future damage or preserve resources;
- they are booked as environmental liabilities and as allocations to provisions for environmental risks if they correspond to an obligation that exists at the year-end and it is probable or certain at the reporting date that they will lead to an outflow of resources to the benefit of a third party, with no equivalent or greater benefit to be received from that party subsequent to the year-end;
- they are recognized as expenses if they are operating expenses for the bodies in charge of environmental concerns, environmental supervision, environmental duties and taxes, processing of liquid and gas effluents and non-radioactive waste, or research unrelated to an investment.

Environmental expenses do not include expenses related to the following:
- health and safety of on-site personnel;
- reduction of raw material or energy consumption;
- greenhouse gas emission quotas;
- fines and penalties incurred for non-compliance with environmental legislation;
- compensation paid in connection with significant damage to property or persons resulting from pollution of the environment.

4.24 Net earnings and diluted earnings per share

Net earnings per share are calculated by dividing the Group's share of net income by the weighted average number of shares outstanding over the period. This weighted average number of shares outstanding is the number of ordinary shares at the start of the year, adjusted by the number of shares redeemed or issued during the year.

This number, and the earnings per share, is adjusted whenever necessary to reflect the impact of translation or exercises of dilutive potential shares (options, subscription warrants and convertible bonds issued, etc).

4.25 Assets and liabilities held for sale and discontinued operations

The assets and liabilities of subsidiaries and affiliates held for sale are disclosed separately from other assets and liabilities in the balance sheet, and are classified as non-current. All income from discontinued operations is disclosed in a single net amount after taxes in the income statement.

Note 5. Public distribution concessions in France

5.1 General background

Since the enactment of the French Law of April 8, 1946, EDF has by law been the sole operator for the main public distribution concessions in France.

The accounting treatment of concessions is based on the concession contracts, with particular reference to their special clauses. It takes into consideration the possibility that EDF may one day lose its status as the sole authorized State concession operator.

Concession contracts generally cover a term between 20 and 30 years. Currently, EDF is a party to over 1,200 contracts.

A typical concession contract (based on the 1992 Framework Contract) includes the following main clauses:

- it specifies the purpose and scope of the concession: the licencing authority grants the operator the exclusive right to operate the public electricity distribution service in a given region. The operator is responsible for operating the service and does so at its own risk and peril;
- it establishes the principles with respect to tariffs, namely the equal treatment of users, economic efficiency and geographical equalization;
- it sets forth the payments that must be made by the operator to the grantor;
- it specifies that the operator must record industrial depreciation and establish provisions for renewal, taking into account the cost of replacing installations that must be replaced prior to the end of the concession (article 10). The amounts of these obligations must be reported annually to the grantors (article 32);
- it establishes the practical and financial terms and conditions for renewal of a concession, particularly the requirement that the operator should transfer to the grantor any excess unused provision for renewal (article 31A);

- It establishes the practical and financial terms and conditions in the event of non-renewal or early termination if the service becomes irrelevant (article 31B):
  - return of the concessionary installations and equipment to the grantor in good operating condition;
  - payment by the licencing authority of an indemnity equal to the non-depreciated, remeasured value of the installations, proportionate to its contribution to the financing (the purpose being to enable EDF to recover the non-depreciated value of installations it has financed as the operator);
  - payment by the operator to the grantor of the balance of provisions for renewal of the installations, together with the industrial depreciation established, in an amount proportionate to the grantor's contribution to financing.

5.2 Accounting treatment of EDF SA's public distribution concessions

The IFRIC (International Financial Reporting Interpretations Committee) published three draft interpretations concerning the treatment of concessions (D12, D13 and D14) in March 2005, but no final position has yet been issued.

Until the final interpretation is published, the IFRIC has stated that the accounting treatment of concessions applied in the financial statements under IFRS must comply with all current IAS/IFRS standards.

Any changes in the IFRIC interpretations on concessions or the specificities of French public electricity distribution concessions could lead to modification of the accounting treatment currently applied.

5.2.1 Recognition of concession assets as property, plant and equipment operated under concession

The inclusion of all concessionary facilities in EDF SA's balance sheet assets, regardless of the origins of their financing, is justified under IAS 16, as EDF SA controls them and bears the risk:
- EDF SA operates the facilities at its risk and reward throughout the duration of the concession;
- EDF SA bears the majority of risks and benefits, both technical and economic, over the useful life of the network infrastructure.

These items of property, plant and equipment are stated at cost less accumulated depreciation, and amortized on a straight-line basis over the estimated useful life.

5.2.2 Recognition of special concession liabilities

The Group's specific contractual obligations are expected and recognized by the grantors annually, and qualify for recognition as liabilities under IAS 37.

- Rights in existing assets: these correspond to the grantor's right to recover all assets for nil consideration. This right comprises the value in kind of the facilities – the net book value of assets operated under concession – less any as yet unamortized financing provided by the operator.
- Rights in assets to be replaced: these correspond to the operator's obligation to contribute to the financing of assets due for replacement. These non-financial liabilities are recorded under the following headings:
  - amortization recorded on the portion of assets financed by the grantor;
  - provision for renewal based on the difference between the replacement value at year-end and the historical value of the assets, concerning only assets due for renewal before the end of the concession.

  The annual allocations to the provision correspond to the difference between the replacement value as measured at each year-end, and the historical value, less any existing provisions. The net amount is spread over the residual useful life of the assets. Consequently, the expenses recognized increase over time.

When assets are replaced, the provision and amortization of the grantor's financing recorded in respect of the replaced item are eliminated and transferred to the rights in existing assets, since they are considered as the grantor's financing for the new asset. Any excess provision is taken to income.

During the concession, the grantor's rights in assets to be replaced are thus transferred upon the asset's renewal to become the grantor's rights in existing assets, with no outflow of cash to the benefit of the grantor.

The grantor's right to recover existing assets for nil consideration thus increases as assets are replaced.

5.3 Valuation of special concession liabilities

The value of special concession liabilities is determined as follows:

- The grantor's interest in existing assets, representing the share deemed to be held by the grantor in the concession assets, is valued on the basis of the assets recorded in the balance sheet;
- The obligations relating to assets to be replaced are valued on the basis of the estimated value of the relevant assets, measured at each year-end taking into consideration wear and tear on the asset at that date:
  - based on the difference between the asset's replacement value as assessed at year-end and the historical cost for calculation of the provision for renewal (see above);
  - based on the share of the asset's historical cost financed by the grantor, for amortization of the grantor's financing.

The valuation of these liabilities is subject to uncertainty in terms of cost and disbursement dates, among other factors.

The Group considers that the liabilities related to assets to be replaced are to be valued on the basis of the special clauses contained in the concession contracts. Under this approach, these liabilities are stated at the value of the contractual obligations as calculated and reported annually in the annual reports to the grantors.

If no such clauses existed, an alternative approach would be to state contractual obligations at the discounted value of future payments required for the replacement of assets operated under concession at the end of their industrial useful life.

For information, the Group reports below the impacts of this alternative approach, i.e. the discounting of the future obligation to contribute to financing of assets to be replaced.

The principal assumptions used in preparing this simulation are as follows:

- the basis for calculation of the provision for renewal is the estimated replacement value at the end of the asset's useful life, applying a forecast inflation rate of 2% annually, less the asset's historical value. This amount is based on the wear and tear on the asset and discounted at a rate of 4.25%, based on an average duration of 8 years;
- amortization of the grantor's financing is also discounted at the rate of 4.25%.

The following table shows the impacts of this discounting for 2005:

Impact on the 2005 income statement

(in millions of euros)	4.25% discount rate
Operating profit before depreciation and amortization	200
Operating profit	415
Financial result	(475)
Income before taxes	(60)

Impact on the 2005 balance sheet and equity

(in millions of euros and before taxes)	4.25% discount rate
At January 1, 2005	1,590
At December 31, 2005	1,530

Valuation of concession liabilities under this method is also subject to uncertainty in terms of cost and disbursement dates; in addition, it is sensitive to variations in inflation and discount rates.

Note 6. Significant events and transactions of 2005

6.1 Law of August 9, 2004 for the public electricity and gas service and for electricity and gas companies

The events of 2005 relating to application of Law 2004-803 of August 9, 2004 are described below.

6.1.1 Financing reform for the special Electricity and Gas sector (IEG) pension system

The main measures involved in the financing reform for the special Electricity and Gas Sector (IEG) pension system, which came into effect at January 1, 2005, are briefly described below.

- formation of the CNIEG *(Caisse Nationale des Industries Electriques et Gazières)*;
- affiliation with the standard pension systems: in application of financial agreements signed by the CNIEG with various pension bodies (the standard pension organization CNAV and additional pension bodies AGIRC and ARRCO), EDF SA paid a sum of €3,295 million as an extraordinary contribution from the deregulated activities; comprising €2,724 million to the CNAV and €571 million to the AGIRC and ARRCO;
- allocation of specific benefits earned under the special IEG system for periods validated at December 31, 2004 between the various IEG companies and, for each company, between benefits relating to gas and electricity transmission and distribution services ("regulated past specific benefits") and other activities ("deregulated past specific benefits");
- introduction of the CTA levy *(Contribution Tarifaire d'Acheminement)* on electricity and natural gas transmission and distribution services to finance regulated past specific benefits.

The rates of this levy are established periodically by the Energy, Budget and Social security ministers after consulting the French Energy Regulator *(Commission de Régulation de l'Energie – CRE)*. For 2005, the CTA was set at 10% and 20.4% respectively for electricity transmission and distribution by the decree of May 26, 2005. The rate for electricity transmission services was modified by Law 2005-781 of July 13, 2005, which defined the major lines of the national energy policy, and stood at 6.5% at January 1, 2005;

- financing of specific benefits for the regulated and deregulated activities: specific benefits for the regulated and deregulated activities earned from January 1, 2005 are fully covered by provisions.

6.1.2 Transfer of the electricity transmission network operation business to a subsidiary

In application of the Law of August 9, 2004, EDF transferred its transmission business to a subsidiary on September 1, 2005.

All the relevant assets and liabilities were transferred for the amount of €4 billion to RTE EDF Transport, wholly-owned by EDF, with retroactive effect to January 1, 2005. RTE EDF Transport is a limited company *(Société Anonyme)* governed by an Executive Committee and a Supervisory Board, which held its first meeting on September 1, 2005.
This operation had no impact on the Group's consolidated financial statements, as RTE EDF Transport is fully consolidated.

6.1.3 Measures concerning the electricity transmission and distribution networks

Article 36 of the Law of August 9, 2004 stipulates the respective scopes of the public transmission and distribution networks and defines the reclassification:

- facilities classified at January 1, 2005 as part of the French transmission grid assets that are attributed to the public distribution networks were reclassified as part of the distribution networks at that date, and transferred for no consideration to the relevant local authorities, at net book value. EDF remains the owner of the substations transforming high or very high voltage into medium voltage.

- notwithstanding any clauses to the contrary in the public electricity distribution concession contracts, EDF no longer has any financial obligation to the grantor regarding replacement of facilities once the normal term of the concession has expired. The provisions for future renewal charges established prior to January 1, 2005 and covering renewal of facilities due after the normal terms of concessions will be used, insofar as necessary, to cover replacement obligations for facilities previously classified as part of the French transmission grid assets and now transferred to the public distribution network, where renewal is due before expiry of the concessions.

As article 36 of the Law of August 9, 2004 canceled EDF's financial obligation for renewal of assets operated under concession after expiry of the concession, the definitions of provisions for renewal were reviewed. They are now based on the difference between the replacement value and historical value of the assets concerned.

Under the concession contracts, EDF retains an obligation to amortize the grantor's financing, which until December 31, 2004 was included in the provision for renewal, defined up to that date as the difference between amortization of the replacement value and amortization of the operator's share of financing ("amortization of EDF financing").

To reflect EDF's contractual obligations towards grantors, the following expenses have been recorded in connection with assets operated under concession since January 1, 2005:
- industrial depreciation of the assets' historical value, spread over their useful life, allocated between amortization of the financing by the grantor and amortization of EDF financing;
- a provision for renewal based on the difference between the replacement value and the historical value of the assets, also calculated over their useful life, concerning only assets due for renewal before the end of the concession.

Under this new accounting treatment, the respective rights and obligations of the grantor and operator are reported separately in the liabilities through a breakdown of the grantor's rights and the provision for renewal (see note 5 – Public electricity distribution concessions in France):
- grantor's rights in existing assets, i.e. the net book value of assets financed by the grantor;
- grantor's rights in assets to be replaced. These correspond to:
  • accumulated depreciation booked in respect of assets financed by the grantor, spread over the useful life of the asset;
  • a provision for renewal, concerning only assets due for renewal before the end of the concession. This is booked in addition to industrial depreciation of the assets, up to the difference between the item's replacement value and historical value.

The main impacts on the consolidated financial statements of this change in accounting method and the reclassification of French transmission grid assets as public distribution network assets mainly concern reclassifications within the special concession liabilities concerning the public distribution network.

(in millions of euros)		Impacts of law of August 9, 2004
Value in kind of assets		16,310
Unamortized financing by the licensee		(16,302)
Rights in existing assets - net value	(a)	**8**
Amortization of financing by the licensor	(b)	4,542
Provision for renewal	(c)	(4,573)
Rights in assets to be replaced		**(31)**
Special concession liabilities	(d)	**(23)**

The following explanations give details of the main impacts for EDF SA; other impacts mostly concern Electricité de Strasbourg:

(a) The reclassification of French transmission grid assets as public distribution network assets has the following consequences:
- in the assets (property, plant and equipment): reclassification of owned plant, property and equipment as property, plant and equipment operated under concession at net book value for €712 million (gross value: €1,790 million, depreciation: €1,078 million);
- in the liabilities: reclassification of subsidies and revaluation differences previously included in equity as a component of the grantor's rights in existing assets, at a value of €8 million.

(b) Redefinition of the provision for renewal led to reclassification of the grantor's share of amortization included in the provision, in the amount of €4,465 million.

(c) The decrease in the provision for renewal is due to:
- reclassification of the amortization of EDF financing, at €4,465 million;
- and use of the provision for future renewal charges at December 31, 2004, concerning assets due for replacement after the normal term of the concession, for the replacement of facilities formerly classified as French transmission grid assets and now attributed to public distribution concessions as necessary, leading to a €27 million decrease.

(d) The €19 million decrease led to an equivalent increase in equity before taxes.

6.2 Healthcare coverage for employees of the electricity and gas (IEG) companies

Negotiations undertaken during the second half-year of 2004 resulted in measures ratified by the decree of February 15, 2005. This led to adaptations to the healthcare benefit financing system and released the Group from its obligations in respect of healthcare benefits payable to current and retired employees of EDF SA and certain French subsidiaries, from 2005. As the accounts for the respective sections concerning current and retired employees had not been separated, these obligations could not be measured.

6.3 Changes in EDF SA's share capital

The extraordinary shareholders' meeting of August 31, 2005 authorized EDF SA to reduce its share capital by a maximum amount of €7,316 million through a transfer to non-distributable reserves, and authorized the Board to implement this operation.

On October 27, 2005, the Board of Directors decided to reduce the share capital from €8,129,000,000 to €812,900,000 through a reduction in the nominal value of shares from €5 to €0.50. The Board also defined the terms of the capital increase related to the Open Price Offer, the Guaranteed Global Placement and the over-allotment option.

On November 18, 2005, the Board of Directors formally recorded the capital increase related to the Open Price Offer and the Guaranteed Global Placement which raised the share capital to €906,834,514.

Finally, on December 20, 2005, following settlement of the over-allotment option exercised on December 15, by the banks handing the share placement undertaken for IPO, the share capital was raised to €911,085,545, comprising 1,822,171,090 shares with nominal value of €0.50 each (see note 30).

6.4 Employee offering

As part of EDF's IPO, in 2005 the French State decided, in application of article 11 of Law 86-912 of August 6, 1986 and article 26 of Law 2004-803 of August 9, 2004, to reserve a preferential offer for current and retired employees of EDF and certain French and foreign subsidiaries, applicable to a number of existing shares representing 15% of the total number of shares put on the market in the partial flotation.

The details and benefits of this offer are summarized below:

	Independent of Group savings plan		Within Group savings plan		
Scheme name	"Energie express"	"Energie express +"	"Energie maxi"	"Energie multi"	"Energie transfert"
Discount	-	- 20%	- 20%	- 20%	- 20%
Company contribution up to €3,450	-	-	100% up to €700 40% up to €3,500 25% up to €10,020	-	-
Free shares up to €1,258	1 for 3	1 for 2 up to €700 1 for 4 > €700	1 for 2 up to €700 1 for 4 > €700	-	1 for 2 up to €700 1 for 6 > €700
Credit holding period	-	2 years	5 years	5 years	variable
Non-transferability period	-	2 years	2 years	2 years	2 years
Attribution of free shares	1 year	3 years	3 years	-	3 years
Sales price (€)	32	25.6	25.6	25.6	25.6

The employees applied for 34,554,937 shares through this offer.

The expense corresponding to the price discount, the attribution of free shares and deferred payment terms amounts to €329 million and was entirely recorded in 2005, in accordance with IFRS 2 (see note 14).

The additional contribution made by EDF to the benefit of employees in connection with this operation amounts to €124 million.

6.5 Edison

6.5.1 History of the EDF group's investment in Edison

The EDF group acquired its first investment in Edison during the first half-year of 2001, through market purchases of approximately 20% of the capital in Montedison, the holding company controlling Edison.

The holding companies Italenergia and Italenergiabis (IEB) were then set up by the EDF, Fiat and Tassara groups and the Italian banks.

6.5.2 Put and call options signed by EDF

In 2002, EDF granted options to each of the shareholders of IEB (Fiat Energia, the Tassara group and the Italian banks) with respect to their IEB shares and, for certain parties, with respect to their IEB warrants. EDF also entered into option contracts with the Italian banks concerning their Edison shares and Edison warrants. The warrant option was the subject of an out-of-court settlement which is described below.

Over the first half of 2005, the shareholders of IEB exercised their put options against EDF as follows:

- **options with respect to IEB shares and warrants**

Fiat exercised its put option against EDF with respect to its 24.6% holding in IEB's share capital, and with respect to subscription warrants for 83.7 million IEB shares. This put was exercised at a price of €1,147 million, i.e. €5.14 per IEB share.

Fiat exercised its put option against EDF with respect to its 14% holding in IEB's share capital. This option was exercised at a price of €653 million, i.e. €5.14 per IEB share. Fiat's 14% shareholding had been sold by Fiat to the Italian banks in June 2002, but the sale contract provided that the shares would be retroceded to Fiat in the event it exercised its put against EDF with respect to its 24.6% holding in IEB's share capital.

The Italian banks exercised their put option against EDF with respect to their 23.37% holding in IEB's share capital (excluding the 14% holding concerned by the option discussed above) and with respect to their subscription warrants for 79.4 million IEB shares. This option was exercised at a price equal to the historical acquisition cost of their holding in IEB's share capital on July 1, 2001, i.e. €741 million for the shares (€3.50 per share) plus 7% annual interest between July 1, 2001 and the date of delivery and settlement of the shares after the exercise of the option, and approximately €23 million for the warrants.

The Tassara group exercised its put option against EDF with respect to its 20.01% holding in IEB's share capital. This option was exercised at a price of €800 million, i.e. €4.41 per IEB share. The contract with the Tassara group stipulates an adjustment mechanism based on Edison's accounts at December 31, 2005, which may result in EDF making an additional payment. Given the formula applied to calculate this additional payment, the EDF group currently estimates that it is unlikely that it will have to make this additional payment. It should be noted that the put option does not concern the IEB warrants held by the Tassara group (68,014,806 warrants), which will remain the property of the Tassara group. In accordance with the agreements signed, EDF purchased these shares between July 26, 2005 and September 9, 2005, and the EDF group now owns 100% of IEB.

- **options with respect to Edison shares and warrants**

The Italian banks exercised their put option against EDF with respect to their 2.9% holding in the share capital of Edison. This option was exercised at a price equal to the historical acquisition cost of their holding in Edison's share capital on December 12, 2002, i.e. €123 million, plus 7% annual interest between December 12, 2002 and the date of settlement and delivery of the securities after the exercise of the option.

6.5.3 Settlement of litigation relating to the warrants held by the Italian banks

On October 19, 2005, the Italian banks and EDF reached an out-of-court settlement to end their litigation concerning the 123,396,768 Edison warrants subscribed by the banks at the time of the capital increase in 2002. Under the terms of the settlement:

- the EDF group received, for no further payment, 20% of the warrants hitherto held by the Italian banks, i.e. 24,679,354 warrants (the transfer took place on October 26, 2005) and the Italian banks consequently retained the remaining 80%, i.e. 98,717,414 warrants;
- the Italian banks waived all claims to compensation from EDF in connection with the arbitration. In addition, the settlement stipulates that the costs of the proceedings will be shared equally, with each party solely liable for its own legal and expert's fees.

6.5.4 Joint takeover of Edison by EDF and AEM Milan

On May 12, 2005, EDF, AEM Milan (an integrated Italian operator), WGRM Holding 4 S.p.A. ("Wagram 4", a wholly-owned EDF subsidiary) and Delmi S.p.A. ("Delmi", a 51%-owned AEM subsidiary) entered into a structure agreement and a shareholders' agreement governed by Italian law, relating to implementation of their joint takeover of Edison and their shared control. A jointly-owned holding company Transalpina di Energia S.p.A. ("TdE") was set up, held 50% each by Wagram 4 and Delmi.

6.5.4.1 TAKEOVER OF EDISON BY TRANSALPINA DI ENERGIA SRL ("TDE")

On September 16, 2005, IEB sold TdE the Edison shares and warrants it held at the price of €1.55 per share and €0.59 per warrant. At September 30, 2005, TdE held 61.7% of the capital and approximately 63.35% of the voting rights in Edison (2,631,976,000 shares) plus 240,000 Edison warrants. The EDF group will remain the owner of the Edison shares it holds directly i.e. 5.16% of the capital and 5.33% of voting rights in Edison, and 95,253,661 Edison warrants.

Following TdE's acquisition of all Edison shares owned by IEB, having received formal approval (*nulla osta*) from the Italian market regulator Consob for the offer documentation on October 4, 2005, TdE launched a mandatory tender offer for the outstanding Edison shares, and a voluntary tender offer for Edison warrants on October 6, 2005. There was no offer concerning the Edison savings shares. Edison shares and warrants held directly by EDF were not tendered to the offers.

The price of the mandatory tender offer for Edison shares as stated in the offer documentation by TdE was €1.86 per share. This price was calculated as required by Italian regulations, by taking the arithmetic average of the following two share prices: (i) €1.53, which is the weighted average Edison share price over the 12 months preceding the date of signature of the Structure Agreement and (ii) €2.18, the implicit value of Edison shares resulting from the exercise price of the put option for the sale of IEB shares by Fiat to EDF. The price of the voluntary tender offer for Edison warrants was €0.87.

The offer was closed on October 26, 2005.

Based on the results announced on November 4, 2005, 1,218,816,750 shares and 371,389,001 warrants were tendered to the offer, for amounts of €2,267 million and €323 million respectively.

Concurrently, TdE sold 384,439,112 shares to two banks designated by Delmi, and 501,312,210 shares and 161,616,602 warrants to WGRM 4 SpA.

In application of agreements signed with AEM on May 12, 2005, EDF also paid TdE compensation of (i) €0.15 per share and €0.12 per warrant for all securities acquired through the tender offers and retained by TdE, i.e. a total of €75 million, and (ii) €0.15 per share for shares acquired through the tender offers by TdE and sold to the two banks by Delmi, i.e. €58 million.

Edison's shareholding structure is as follows after these operations:

	Ordinary shares	Savings shares	Warrants
TdE (jointly owned 50%)	2,965,041,428	-	210,012,399
EDF SA and wholly-owned subsidiaries	721,506,448	-	281,549,617
Delmi	384,439,112	-	-
Other companies	91,467,166	110,592,420	527,148,787
Total	4,162,453,154	110,592,420	1,018,710.803

The EDF group thus directly and indirectly holds 51.58% of the capital of Edison (including savings shares) and shares joint control over Edison with AEM on a 50% basis by virtue of the shareholders' agreement, which governs relations between TdE shareholders, the exercise of control over Edison and the relations of EDF and AEM Milan with TdE and Edison.

TdE and Edison are therefore now proportionally consolidated in the EDF group's consolidated financial statements on a 50% and 51.58% basis respectively. In view of the sequence of the main events leading up to the joint takeover (principally the exercise of the put option over IEB shares, the sale of Edison shares held by IEB to TdE, and the tender offer for Edison shares and warrants), the date of initial consolidation of these entities by the EDF group is October 1, 2005.

IEB is also fully consolidated as of that date. It has held no Edison securities since September 16, 2005. The acquisition cost for this company, net of the price for the sale of Edison shares to TdE, is included in the acquisition value for Edison.

6.5.4.2 ACQUISITION VALUE

The acquisition value for Edison shares breaks down as follows:

[illegible]

(in millions of euros)	Number of shares	Value
Acquisition price for Edison including expenses and fair value of the IEB debt	2,204,026,162	4,849
Fair value of financial instruments and other obligations		(1,433)
Acquisition value, net of previously established provisions	**2,204,026,162**	**3,416**

6.5.4.3 ALLOCATION OF THE ACQUISITION PRICE

Edison's assets and liabilities were recorded at their fair values at the acquisition date of October 1, 2005.

Since the acquisition took place towards the end of the 2005 financial year, provisional fair values were determined on the basis of Edison's consolidated financial statements under IFRS at September 30, 2005. In accordance with IFRS 3, the Group has 12 months to finalize the allocation of the acquisition price.

On this basis, the provisional goodwill breaks down as follows:

DETERMINATION OF GOODWILL ON EDISON

(in millions of euros)	
Net book value of assets acquired	6,099
Goodwill at local level	(3,505)
Net assets acquired, excluding goodwill	**2,594**
Allocation of acquisition price:	
Property, plant and equipment[1]	189
Gas concession[2]	115
Intangible assets[3]	685
Tecnimont[4]	86
Financial debts[5]	(156)
Deferred taxes[6]	(317)
Total allocations	**602**
Net assets acquired after allocation	**3,196**
EDF share (51.58%)	1,648
Net acquisition cost	3,416
Goodwill	**1,768**

Property, plant and equipment and intangible assets were revalued under the discounted cash flow method.

1) The €189 million revaluation of property, plant and equipment concern fossil-fired plants (€74 million), hydropower plants (€101 million), and gas inventories (€14 million).
2) Gas concessions mainly concern reserves in Italy.
3) Intangible assets comprise the values of three gas contracts commonly known as "Take or Pay" contracts.
4) As the Tecnimont group was sold by Edison during November 2005, the corresponding assets and liabilities have been stated at fair value less selling costs.
5) The four Edison bonds listed on the Milan stock exchange are stated at their market value at September 30, 2005.
6) Deferred taxes resulting from identification on assets and liabilities.

Based on the above data, Edison's consolidation in the EDF group has the following impact on the EDF balance sheet (EDF's share):

ASSETS

(in millions of euros)	Acquisition balance sheet as of 09.30.2005	Impacts of restatement to fair value	Balance sheet at fair value 09.30.2005
Goodwill	1,808	(1,808)	-
Other intangible assets	190	353	543
Property, plant and equipment	4,476	157	4,633
Investments in companies accounted for under the equity method	34	-	34
Non-current financial assets	139	-	139
Deferred tax assets	54	27	81
Non-current assets	**6,701**	**(1,271)**	**5,430**
Inventories, including work-in-process	229	-	229
Trade receivables	623	-	623
Other receivables	359	-	359
Cash and cash equivalents	176	-	176
Current assets	**1,387**		**1,387**
Assets classified as held for sale	**225**	**44**	**269**
TOTAL ASSETS	**8,313**	**(1,227)**	**7,086**

EQUITY AND LIABILITIES

(in millions of euros)	Acquisition balance sheet as of 09.30.2005	Impacts of restatement to fair value	Balance sheet at fair value 09.30.2005
Capital	2,200	-	2,200
Consolidated reserves and income	946	(1,497)	(551)
Minority interests	242	-	242
Total Equity	**3,388**	**(1,497)**	**1,891**
Non-current provisions	529	-	529
Non-current financial liabilities	2,622	80	2,702
Deferred tax liabilities	601	190	791
Non-current liabilities	**3,752**	**270**	**4,022**
Trade payables and other current liabilities payable	476	-	476
Current financial liabilities	200	-	200
Current tax liabilities	36	-	36
Other liabilities	272	-	272
Current liabilities	**984**		**984**
Liabilities related to assets classified as held for sale	**189**		**189**
TOTAL EQUITY AND LIABILITIES	**8,313**	**(1,227)**	**7,086**

6.5.4.4 EDISON RESULTS AND PRO FORMA INFORMATION FOR 2005

EDF's share of Edison's sales and net income for the fourth quarter amounted to €1,011 million and €34 million respectively.

Restated pro forma, EDF's share of Edison's sales and net income for the year 2005 amounted to €3,430 million and €208 million respectively.

6.5.4.5 JOINT CONTROL OF EDISON

The shareholders' agreement entered into for three years governs the relations between TdE shareholders, the exercise of control over Edison and the relations of EDF and AEM Milan with TdE and Edison.

6.6 Light

On June 28, 2005, the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Economico e Social) approved the grant of an aid program consisting of a reduced-rate loan convertible up to 50% into share capital. On July 29, 2005, the BNDES transferred to Light the amount of this loan, amounting to 735 million reals (727 million reals nominal value plus late payment interest, or a total of approximately €250 million based on exchange rates at August 31, 2005). In late July 2005, EDF also converted Light's debt of approximately €327 million to its parent company into share capital.

6.7 Edenor

The EDF group and Dolphin Energia SA ("Dolphin") entered into a sale agreement on June 10, 2005, in which the EDF group undertook to sell to Dolphin 100% of the shares in EASA, which holds 51% of the share capital and voting rights of Edenor, and 14% of the share capital of Edenor, for a total price of USD 100 million, payable in a single installment. EDF's Board of Directors approved the sale at its meeting held on June 29, 2005.

Following the sale, the EDF group retains direct ownership of 25% of the share capital and voting rights of Edenor.

The sale was completed on September 1, 2005, generating a capital gain of €188 million included in income, and a reduction of €448 million in the Group's net indebtedness.

The Group transferred control of Edenor by selling its indirect holdings through EASA and a portion of its direct investment, and Edenor is now accounted for under the equity method in the EDF group consolidated financial statements.

Note 7. Impact of the Law of August 9, 2004 on comparability

The EDF group's financial statements reflect the impacts of the Law of August 9, 2004 for the public electricity and gas service and electricity and gas companies ("Law of August 9, 2004") concerning the financing of the pension system and concessions, from the date of January 1, 2005.

For purposes of comparison between 2004 and 2005, in addition to the financial information at December 31, 2004 prepared for the transition to IAS/IFRS, the EDF group has prepared pro forma figures for 2004 to simulate the impacts the Law of August 9, 2004 could have had on the Group's income statement at December 31, 2004, if the special IEG pension system financing reform and the measures concerning concessions contained in that law had taken effect as of January 1, 2004.

This financial information is provided solely as an illustration and cannot serve as a basis for comparative figures for future years, nor can it be considered an indicator of operating results for future years. Restatements affecting the pro forma income statement are described in note 7.3.

7.1 Impacts of the financing reform for the special IEG pension system

The exceptional payments to be made by the Group to the sector's pension and benefit management body CNIEG under financial agreements signed with the CNAV (standard pension organization) and additional pension bodies are recorded as liabilities from January 1, 2004, at the amount stated in the agreement (€2,392 million net of taxes) and considered paid in accordance with the schedule set forth in the pro forma financial information for 2004.

No provision is booked for the basic benefits covered by the financial agreements signed with the general and additional pension bodies.

Specific benefits earned by employees in the regulated activities (transmission and distribution) prior to the effective date of the reform, and exceptional contributions payable to the basic and additional pension systems, are financed by the CTA levy *(Contribution Tarifaire d'Acheminement)* on electricity transmission and distribution services, and therefore are no longer financed by the EDF group; consequently, there is no need for a provision for these obligations.

Benefits paid directly by EDF prior to the reform and payments to external funds, net of insurance premiums received, both included in expenses under French GAAP, have been eliminated in the pro forma financial information for 2004.

Employers' contributions are calculated under the rates fixed by the financial agreements with the standard pension systems. The restatements applied for the pro forma personnel expenses also include the impact of the bonus paid to IEG employees to compensate for the loss of purchasing power resulting from the increase in employees' pension scheme contributions.

Specific benefits earned by employees in the regulated and deregulated activities over 2004 are recorded in the income statement under "Cost of services rendered".

The cost of services rendered corresponds to the increase in the obligation for specific benefit entitlements of employees in the regulated and deregulated activities. The financial expense is calculated using a 5% discount rate. The financial income corresponding to the expected return on external fund assets has also been taken into account, based on anticipated returns on these assets in view of the instruments they comprise.

As the CTA levy is price neutral for customers, EDF's sales have been reduced by the expected total amount of the levy.

The impact of the exceptional payments on the pro forma financial income has also been taken into account, calculated using a 4.5% discount rate.

7.2 Article 36 of the Law of August 9, 2004 on concessions

The impacts of this article on the income statement result from discontinuation of the provision for future renewal charges covering renewal of facilities due after the normal term of the concession, and establishment of a provision for renewal concerning replacement obligations for facilities previously classified as part of the French transmission grid assets and now transferred to the public distribution network (see note 6.1.3).

The impacts of these restatements on 2004 pro forma net income are presented below.

7.3 Impacts on the restated pro forma 2004 income statement

(in millions of euros)

	2004 IFRS	Impact of the pension reform	Concessions art. 36	Total impacts of the Law of August 9, 2004	2004 pro forma
Sales	46,788	(638)	-	(638)	46,150
Fuel and energy purchases	(13,486)	-	-	-	(13,486)
Other external purchases	(8,748)	-	-	-	(8,748)
Personnel expenses	(8,744)	(301)	-	(301)	(9,045)
Taxes other than income taxes	(2,827)	-	-	-	(2,827)
Other operating income and expenses	434	-	80	80	514
Operating profit before depreciation/amortization and provisions	13,417	(939)	80	(859)	12,558
Net depreciation and amortization	(4,842)	-	-	-	(4,842)
Impairment	(1,373)	-	-	-	(1,373)
Other income and expenses	(190)	-	-	-	(190)
Operating profit	7,012	(939)	80	(859)	6,153
Financial result	(5,432)	2,375	-	2,375	(3,057)
Income before taxes of consolidated companies	1,580	1,436	80	1,516	3,096
Income taxes	(1,072)	(505)	(28)	(533)	(1,605)
Share in income of companies accounted for under the equity method	103	-	-	-	103
Group net income	611	931	52	983	1,594
Minority interests	(13)	-	-	-	(13)
EDF net income	624	931	52	983	1,607

Note 8. Changes in the scope of consolidation

8.1 Changes in the scope of consolidation in 2005

The main changes in the scope of consolidation during 2005 are described below:

- Following the takeover of Edison, EDF has proportionally consolidated TdE and Edison in its financial statements since October 1, 2005. After implementation of the structure agreement and the shareholders' agreement, the percentage interest in Edison after the tender offer is 51.58%. IEB and its holding companies are wholly-owned by EDF and are fully consolidated.
  The impacts of consolidation of Edison are described in note 6.
  EDF also sold 20% of its investment in Finel to Edison. As a result of this operation, Edison held a controlling interest in the company, and the consolidation method for Finel was changed from the equity method to proportional consolidation (61.26%) as of December 1, 2005.
- Following EnBW's capital increase of April 2, 2005 through the sale of treasury shares, OEW's holding in EnBW reached the same level as that of EDF. EDF's percentage ownership of EnBW decreased from 48.43% at December 31, 2004 to 46.12% at June 30, 2005;
- EDF Ostalbkreis and EDF Weinberg were deconsolidated as of January 1, 2005. EnBW also proceeded to first-time consolidation of Prazska Energetika holding A.S. and Prazska Teplarenska holding A.S. (by proportional consolidation), and the Austrian company EVN AG following exercise of a put raising its investment from 13.2% to 29.7% (accounted for under the equity method);
- In Argentina, the sale of Sodemsa and Edemsa was finalized on March 30, 2005, leading to deconsolidation of both companies. EDF also sold 100% of Easa and 14% of the capital of Edenor on August 31, 2005. Following these transactions, EDF holds a 25% interest in Edenor, which has been accounted for under the equity method as of that date.
- In Brazil, as part of the debt restructuring operations by Light, minority shareholders subscribed to the capital increase of late July 2005 and converted some of the company's convertible bonds into share capital. As a result, EDF's percentage interest decreased by 5.22%, and the Group's investment stood at 89.57% at December 31, 2005;
- In Europe, Skandrenkraft was dissolved and deconsolidated as of April 1, 2005.
  Sapar Participations was sold in early January 2005.

8.2 Changes in the scope of consolidation in 2004

There were no significant changes in the scope of consolidation during 2004. The operations undertaken mainly concerned changes in percentage ownership.

At EnBW, these changes concerned:

- EDF's participation in the capital increase undertaken as part of the refinancing process implemented in June 2004, which led to an increase in the Group's stake in EnBW from 45.81% to 48.43% at year-end; and
- the ongoing divestment of non-strategic businesses, principally the sale of the APCOA subgroup and HidroCantabrico, SIP, Melvo, Ditra and EnRW; and
- partial withdrawal from ESAG and acquisition of control in GASO through the formation of the holding company ENSO.

The impact of these changes in the scope of consolidation on Group sales is €(337) million.

At EDF Energy, following a review of shareholder agreements, Metronet, which was previously proportionally consolidated, was accounted for under the equity method as of June 30, 2004.

Finel sold its 75% investment in ISE to the Edison group. ISE was deconsolidated as of December 1, 2004.

Note 9. Segment reporting

Segment reporting corresponds to the Group's internal organization, reflecting the various risks and rates of return to which EDF is exposed.

Segment reporting is primarily by geographical area according to location of assets, with the "country" risk taking priority over the "business" risk in view of the Group's international development strategy and differences in economic, regulatory and technical environments between the various areas.

Segment reporting is determined before inter-segment consolidation adjustments and inter-segment eliminations. Inter-segment transactions take place at market prices.

9.1 Reporting by geographical area

The breakdown used by the EDF group for geographical areas is as follows:

- "**France**", which refers to EDF SA and its subsidiary RTE EDF Transport, comprising their regulated activities (mainly Distribution and Transmission) and deregulated activities (mainly generation and supply);
- "**United Kingdom**", which refers to the EDF Energy subgroup;
- "**Germany**", which refers to the EnBW subgroup;
- "**Rest of Europe**", which groups together the other European subsidiaries, principally located in Italy and western Europe, and new investments and businesses including Électricité de Strasbourg, Dalkia, Tiru, Asa, EDF Energies Nouvelles and EDF Trading;
- "**Rest of the world**", which covers subsidiaries in Latin America and Asia.

9.1.1 At December 31, 2005

(in millions of euros)	France	United Kingdom	Germany	Rest of Europe	Rest of the world	Eliminations	Total
External sales	30,126	6,674	5,005	6,377	2,869	-	51,051
Inter-segment sales	147	1	24	359	3	(534)	
Total sales	**30,273**	**6,675**	**5,029**	**6,736**	**2,872**	**(534)**	**51,051**
Operating profit before depreciation and amortization	**8,459**	**1,369**	**905**	**1,593**	**684**	**-**	**13,010**
BALANCE SHEET:							
Intangible assets and property, plant and equipment	76,199	10,228	5,680	9,964	2,030	-	104,101
Investments in companies accounted for under the equity method	-	67	572	1,309	73	-	2,021
Goodwill	-	2,478	1,760	2,897	46	-	7,181
Other segment assets (1)	17,479	1,956	1,419	4,915	1,492	-	27,261
Other non-allocated assets	-	-	-	-	-	-	30,350
Total assets	**93,678**	**14,729**	**9,431**	**19,085**	**3,641**	**-**	**170,914**
Segment liabilities (2)	95,704	2,860	5,389	4,328	1,262	-	109,543
Other non-allocated liabilities	-	-	-	-	-	-	61,371
Total liabilities	**95,704**	**2,860**	**5,389**	**4,328**	**1,262**	**-**	**170,914**
OTHER INFORMATION:							
Investments in intangible assets and property, plant and equipment	3,276	1,067	270	527	199	-	5,339
Net depreciation and amortization	(3,634)	(446)	(314)	(491)	(151)	-	(5,036)
Impairment	1	-	(19)	(129)	-	-	(147)

9.1.2 At December 31, 2004 pro forma

(in millions of euros)

	France	United Kingdom	Germany	Rest of Europe	Rest of the world	Eliminations	Total
External sales	28,703	5,957	4,627	4,748	2,115	-	46,150
Inter-segment sales	156	-	16	338	-	(510)	-
Total Sales	**28,859**	**5,957**	**4,643**	**5,086**	**2,115**	**(510)**	**46,150**
Operating profit before depreciation and amortization (3)	**8,521**	**1,376**	**903**	**1,237**	**521**	**-**	**12,558**
OTHER INFORMATION:							
Net depreciation and amortization	(3,452)	(424)	(334)	(373)	(259)	-	(4,842)
Impairment	10	-	(60)	(240)	(1,083)	-	(1,373)

9.1.3 At December 31, 2004

(in millions of euros)

	France	United Kingdom	Germany	Rest of Europe	Rest of the world	Eliminations	Total
External sales	29,341	5,957	4,627	4,748	2,115	-	46,788
Inter-segment sales	156	-	16	338	-	(510)	-
Total Sales	**29,497**	**5,957**	**4,643**	**5,086**	**2,115**	**(510)**	**46,788**
Operating profit before depreciation and amortization (3)	**9,379**	**1,377**	**903**	**1,238**	**522**	**-**	**13,417**
BALANCE SHEET:							
Intangible assets and property, plant and equipment	75,925	9,339	6,189	5,409	2,071	-	98,933
Investments in companies accounted for under the equity method	-	49	564	1,525	60	-	2,198
Goodwill	-	2,408	1,852	1,074	37	-	5,371
Other segment assets (1)	17,731	1,026	1,320	5,811	1,123	-	27,011
Other non-allocated assets	-	-	-	-	-	-	16,018
Total assets	**93,656**	**12,822**	**9,925**	**13,819**	**3,291**	**-**	**149,531**
Segment liabilities (2)	93,867	2,895	5,491	6,309	1,135	-	109,697
Other non-allocated liabilities	-	-	-	-	-	-	39,834
Total liabilities	**93,867**	**2,895**	**5,491**	**6,309**	**1,135**	**-**	**149,531**
OTHER INFORMATION:							
Investments in intangible assets and property, plant and equipment	2,976	950	237	428	317	-	4,908
Net depreciation and amortization	(3,452)	(424)	(334)	(373)	(259)	-	(4,842)
Impairment	10	-	(60)	(240)	(1,083)	-	(1,373)

(1) Other segment assets include inventories, trade receivables and other receivables.
(2) Segment liabilities include special concession liabilities, provisions for the end of nuclear fuel cycle, provisions for decommissioning and last cores, provisions for employee benefits, other provisions for contingencies and losses (excluding provisions for risks related to investments and provisions for tax risks), trade payables and other liabilities.
(3) The finalization of the transition to IFRS led to a €57 million correction to the allocation of operating profit before depreciation and amortization between geographical areas, mainly reflected in an increase in operating profit before depreciation and amortization for France and a decrease in the same item for the UK.

INCOME FROM EXTERNAL SALES BY GEOGRAPHICAL AREA BASED ON CLIENT LOCATION

(in millions of euros)

	France	Europe	Rest of the world	EDF Trading	Total
2005	**28,158**	**19,191**	**3,271**	**431**	**51,051**
2004 pro forma	27,923	15,419	2,414	394	46,150
2004	28,561	15,419	2,414	394	46,788

9.2 Reporting by business segment

The Group's businesses are divided into the following segments:

- **Generation/Supply:** this segment covers all expertise and assets required to generate energy and sell it to industry, local authorities, small businesses and residential consumers;
- **Distribution:** this consists of managing the low and medium-voltage public distribution network;
- **Transmission:** this involves operating, maintaining and expanding the high-voltage and very-high-voltage electricity transmission network;
- **Other:** this category consists of energy services (district heating, thermal energy services, etc) for industry and local authorities, as well as new segments mainly aimed at boosting electricity generation through cogeneration and renewable energy sources (e.g. wind turbines, solar panels, etc).

[illegible]

(in millions of euros)	Generation-Supply	Distribution	Transmission	Other	Eliminations (1)	Total
At December 31, 2005:						
External sales:						
– France (2)	17,755	8,924	3,842	465	(860)	30,126
– Rest of the world	16,489	1,460	224	2,752	-	20,925
Total sales	**34,244**	**10,384**	**4,066**	**3,217**	**(860)**	**51,051**
Segment assets	56,174	62,576	12,312	9,484	(1,836)	138,710
Non-allocated assets	-	-	-	-	-	32,204
Purchases of property, plant and equipment and intangibles	1,554	2,654	566	564	-	5,338
At December 31, 2004 pro forma:						
External sales:						
– France (2)	16,916	8,818	3,700	298	(1,029)	28,703
– Rest of the world	12,559	1,334	139	3,415		17,447
Total sales	**29,475**	**10,152**	**3,839**	**3,713**	**(1,029)**	**46,150**
At December 31, 2004:						
External sales:						
– France (2)	16,916	9,368	3,789	297	(1,029)	29,341
– Rest of the world	12,559	1,334	139	3,415	-	17,447
Total sales	**29,475**	**10,702**	**3,928**	**3,712**	**(1,029)**	**46,788**
Segment assets	50,266	61,816	11,495	7,958	(323)	131,212
Non-allocated assets	-	-	-	-	-	18,319
Purchases of property, plant and equipment and intangible assets	1,216	2,479	521	692	-	4,908

(1) Including eliminations of transactions between regulated activities (Distribution and Transmission): (41) for 2005, (26) for 2004 and 2004 pro forma;
Including eliminations of transactions between deregulated activities: (30) for 2005.
(2) To provide the most accurate reflection of each business' economic situation, the 2005 financial statements adopt a different presentation format from the consolidated financial statements at December 31, 2004 prepared for the transition to IAS/IFRS. In particular, sales for the Generation-Supply activity are reported net of the cost of delivery by the Transmission and Distribution activities, and sales for the Distribution activity are reported net of the cost of delivery by Transmission. Consequently, in contrast to the financial statements at December 31, 2004, these delivery expenses are no longer included in inter-segment eliminations. The business segment information for 2004 and 2004 pro forma has been restated to ensure comparability with 2005.

Note 10. Sales

Sales are comprised of:

(in millions of euros)	2005	2004 pro forma	2004
Sales of energy and energy-related services	47,058	42,224	42,862
Other sales of goods and services	3,575	3,532	3,532
Change in fair value of commodity contracts	(13)	-	-
EDF Trading	431	394	394
Sales	**51,051**	**46,150**	**46,788**

Consolidated sales increased by 9.1% compared to 2004 and 10.6% compared to pro forma sales, and include €1,010 million of Edison sales for the fourth quarter of 2005.

2005 sales levels reflect the introduction of the CTA levy *(Contribution Tarifaire d'Acheminement)* on electricity and natural gas transmission and distribution services (€714 million) and the application of IAS 32 and 39. The CTA impact was included in 2004 pro forma sales at an amount of €639 million.

Note 11. Fuel and energy purchases

Fuel and energy purchases comprise:

(in millions of euros)	2005	2004
Fuel purchases used - power generation	(6,587)	(5,221)
Energy purchases	(10,528)	(8,470)
Gain/loss on hedging operations	50	-
Increase/decrease in provisions related to nuclear fuels and energy purchases	372	205
Fuel and energy purchases	**(16,693)**	**(13,486)**

Fuel and energy purchases increased by €3,207 million or 23.8% from 2004. €620 million of this increase is attributable to consolidation of Edison from October 1, 2005, and significant rises in energy costs were also a contributing factor.

Note 12. Other external expenses

Other external expenses comprise:

(in millions of euros)	2005	2004
External services	(8,206)	(7,785)
Other purchases (excluding external services, fuel and energy)	(2,581)	(2,439)
Dispatching and transmission services	(531)	(556)
Change in inventories and capitalized production	2,094	1,825
Increase/decrease in provisions on other external expenses	115	207
Other external expenses	(9,109)	(8,748)

The increase in other external expenses mainly results from consolidation of Edison.

Note 13. Contractual obligations and commitments entered into in the course of business

13.1 Commercial contract commitments

In the course of its generation and supply activities, the Group has entered into long-term contracts and "take or pay" contracts, in which it undertakes to purchase raw materials, fuel, energy and gas for periods of up to 20 years. The Group also has commitments to supply energy and electricity under firm sales contracts to end-users.

In most cases, these are reciprocal commitments, and the third parties concerned are under an obligation to supply or purchase the quantities specified in the contracts.

EDF SA has signed a group of long-term contracts with a certain number of European electricity businesses, undertaking to supply electricity. These contracts are of two types:
- co-financing agreements for nuclear power plants, either for a specific plant or for a defined group of plants. Companies participating in this financing have a right to draw power from the plants concerned, in proportion to their initial contribution;
- long-term commercial sales contracts, generally covered by the nuclear power plants.

EDF has also entered into long-term purchase contracts with a certain number of electricity producers, either by financing power plants, or through commercial electricity purchase contracts.

When it invested in EnBW in 2001, EDF also undertook to sell 6,000 MW on the French market to the highest bidder. This had been achieved by the end of 2003. The commitment's initial duration was 5 years and it may be reviewed with the EU authorities in early 2006.

Under article 10 of the Law of February 10, 2000, EDF is obliged, at the producer's request, subject to compliance with certain technical features, to purchase the power produced by co-generation plants and renewable energy production units (wind turbines and small hydro-electric plants or operations recycling organic waste). The excess costs generated by this obligation are offset by the Contribution to the Public Electricity Service *(Contribution au Service Public de l'Electricité - CSPE).*

These commitments also include commitments related to long-term fuel and gas purchase contracts, and contracts signed by EDF's Nuclear Fuels Division.

13.2 Operating contract commitments

In the course of its business, the Group provides contract performance guarantees, generally through the intermediary of banks. The Group has also given and received commitments jointly with third parties or subsidiaries, maturing as follows:

(in millions of euros)	Total	Maturity		
		< 1 year	1-5 years	> 5 years
Satisfactory performance, completion and bid guarantees	631	132	409	90
Commitments related to orders for operating items *	1,582	1,159	365	58
Commitments related to orders for fixed assets	2,611	1,619	881	111
Other operating commitments	3,515	994	1,937	584
Operating commitments given	**8,339**	**3,904**	**3,592**	**843**
Operating commitments received	**877**	**415**	**169**	**293**

*Excluding commodities and energy.

Satisfactory performance, completion and bid guarantees mainly consist of guarantees related to the construction or operation of power plants in Mexico (€204 million), China (€13 million), and Laos (€170 million). The EDF group has also given other guarantees totaling €244 million, principally by EDF Energies Nouvelles and Dalkia International.

At December 31, 2005, firm commitments on operating orders other than commodity and energy purchases and commitments for purchases of property, plant and equipment amounted to €4,193 million (compared to €3,440 million at December 31, 2004), mainly given by EDF SA for fixed asset and operating orders (€1,699 million and €1,242 million respectively), and by Edison (€338 million).

Other operating commitments mainly concern:
- the solidarity commitment undertaken by operators of nuclear power plants in Germany, which would come into force in the event of any one of them being unable to meet its obligations following a nuclear incident. The total amount consolidated by the EDF group through EnBW amounts to €1,035 million (€1,087 million at December 31, 2004);
- a contract entered into with CDC Ixis Capital Markets to cover the exposure of EDF's electricity distribution network in France to risk of storm damage, whereby each party undertakes to indemnify the other for any liability connected with issuance of a CAT bond, up to an overall maximum amount of €240 million for each party. The total amount of the fixed premium outstanding at December 31, 2005 is valued at €61 million;
- the operating commitments of Edison following its consolidation by the EDF group (€585 million).

13.3 Operating lease commitments

The Group is bound by irrevocable operating lease contracts for premises, equipment and vehicles used in the course of its business. The corresponding payments are subject to renegotiation at intervals defined in the contracts. At December 31, 2005, the total expenses and commitments for irrevocable lease payments were as follows:

(in millions of euros)	Total	Maturity		
		< 1 year	1-5 years	> 5 years
Operating lease commitments	2,458	408	1,405	645
Operating lease commitments received	547	80	351	116

Note 14. Personnel expenses

14.1 Personnel expenses

Personnel expenses comprise:

(in millions of euros)	2005	2004 pro forma	2004
Remunerations	(6,076)	(5,781)	(5,781)
Social contributions	(1,086)	(878)	(878)
Employee profit sharing	(399)	(287)	(287)
Non-monetary benefits	(330)	(354)	(354)
Other expenses linked to short-term benefits	(18)	(17)	(17)
Short-term benefits	**(7,909)**	**(7,317)**	**(7,317)**
Post-employment benefits	**(1,608)**	**(1,745)**	**(1,444)**
Other long-term expenses	(10)	7	7
"Offer reserved for employees"	(329)	-	-
Termination payments	22	10	10
Other personnel expenses	(317)	17	17
Personnel expenses	**(9,834)**	**(9,045)**	**(8,744)**

14.2 Average workforce

	2005			2004		
	IEG status	Other	Total	IEG status	Other	Total
Management	25,616	4,707	30,323	24,915	4,418	29,333
Supervisors and technicians	81,498	44,944	126,442	82,854	43,966	126,820
Total	107,114	49,651	156,765	107,769	48,384	156,153

Average workforce numbers are reported on a full-time equivalent basis. Personnel corresponding to proportionally consolidated companies, included pro rata with the Group's percentage interest, represent the equivalent of 21,922 full-time employees.

14.3 Management compensation

The Group's key management personnel are the Chairman of the Board of Directors, the Chief Officers and the external members of the Board of Directors.

Compensation paid by EDF and controlled companies to the Group's key management personnel amounts to €3.7 million for 2005 for short-term benefits (including social security charges and director's fees).

Management personnel who belong to the IEG regime also benefit from the post-employment benefits attached to that status.

At the time of the IPO, they were able to benefit from the preferential terms granted to employees: discounted share prices, attribution of free shares and a contribution made by EDF to the benefit of personnel.

Note 15. Other operating income and expenses

Other operating income and expenses comprise:

(in millions of euros)	2005	2004 pro forma	2004
Operating subsidies	1,314	1,571	1,571
Net increase in provisions for renewal of assets operated under concession	(489)	(563)	(645)
Net income of deconsolidation	98	-	-
Gains on disposal of property, plant and equipment	114	81	81
Net increase in provisions on current assets	(30)	(75)	(75)
Net increase in provisions for operating contingencies and losses	(133)	(131)	(131)
Other operating income and expenses	(184)	(369)	(367)
Other operating income and expenses	**690**	**514**	**434**

Operating subsidies mainly comprise the subsidy received by EDF in respect of the Contribution to the Public Electricity Service (CSPE) introduced by Law 2003-8 of 3 January 2003. This contribution is payable by end-users (both eligible and ineligible) and collected by network operators or electricity suppliers, which then pay it to the State. Since January 1, 2005, the additional costs resulting from the priority need tariff *(tarif de première nécessité)* and the poverty and vulnerability action measures are also included in subsidies.

In the financial statements, this compensation resulted in recognition of income of €1,301 million in 2005 and €1,561 million in 2004. In 2004, following notification by the CRE, a correction of €157 million in respect of 2002 and an adjustment of €(55) million in respect of 2003 were also recorded under this heading.

The CSPE income receivable was valued on the basis of the most probable assumptions, assessed at December 31, 2005.

Note 16. Other income and expenses

Other income and expenses in 2005 result in a net income of €251 million, mainly comprising income resulting from deconsolidation of Edenor following the sale of 65% of its capital (€189 million), and a dilution profit following the debt restructuring at Light (€59 million).

In 2004, the impact of the payment related to the dismantling of the Marcoule site was a net expense of €190 million.

Note 17. Financial result

17.1 Cost of gross financial indebtedness

Details of the components of the cost of gross financial indebtedness are as follows:

(in millions of euros)	2005
Interest expenses on financing operations	(1,556)
Ineffective portion of fair value hedges	(47)
Ineffective portion of cash flow hedges	(1)
Transfer to income of changes in the fair value of cash flow hedges	28
Net foreign exchange gain on indebtedness	104
Cost of gross financial indebtedness	**(1,472)**

17.2 Discount expense

The discount expense primarily concerns provisions for end of nuclear fuel cycle, decommissioning and last cores, and provisions for long-term and post-employment employee benefits.

Details of this expense are as follows:

(in millions of euros)	2005	2004 pro forma	2004
Provisions for employee benefits	(1,147)	(1,028)	(3,565)
Provisions for decommissioning and for last cores	(1,343)	(1,350)	(1,350)
Other provisions	(36)	(54)	(54)
Discount expense	**(2,526)**	**(2,432)**	**(4,969)**

17.3 Other financial income and expenses

Other financial income and expenses comprise:

(in millions of euros)	2005
Financial income on cash and cash equivalents	57
Gains on financial assets	886
Changes in financial instruments carried at fair value with changes in fair value included in income	(329)
Other financial expenses	(464)
Foreign exchange gain/loss on financial items other than debts	71
Return on hedging assets	318
Other financial income and expenses	**539**

17.4 2004 financial result

In 2004, the financial result comprised the following:

(in millions of euros)	2004
Net interest expenses	(1,319)
Net foreign exchange gain/loss	(59)
Discount expense	(4,969)
Return on hedging assets for employee benefits	297
Revenue from non-consolidated investments	104
Net income on deconsolidation	67
Impairments	(442)
Other financial expenses	889
Financial result	**(5,432)**

"Other" mainly comprised the €698 million gain on the sale of Total shares.

Note 18. Income taxes

18.1 Breakdown of tax liability

The breakdown of tax liability is as follows:

(in millions of euros)	2005	2004
Current tax expense	(1,474)	(1,269)
Deferred taxes	23	197
Total	(1,451)	(1,072)

The current tax expense concerns subsidiaries (principally RTE EDF Transport, EnBW, EDF International and EDF Energy) in the amount of €915 million and EDF SA in the amount of €559 million.

18.2 Reconciliation of the theoretical and effective tax expense

18.2.1 Reconciliation of the theoretical and effective tax rate

(in millions of euros)	2005	2004
Income of consolidated companies before tax	4,619	1,580
Goodwill impairment	29	396
Income of consolidated companies before tax and goodwill impairment	4,648	1,976
Theoretical tax expense	(1,624)	(700)
Differences in tax rate	84	43
Permanent differences	429	146
Taxes without basis	(285)	(103)
Net depreciation of deferred tax assets	(23)	(428)
Other	(32)	(30)
Actual tax expense	(1,451)	(1,072)
Effective tax rate	31.22%	54.25%

The main factors explaining the difference between the prevailing official rate and the effective rate are:

– **2005**:

- the impact of differences in tax rates, essentially on the UK subsidiaries EDF Trading and EDF Energy which are taxed at 30%;
- the completion of the Edison takeover terminated a risk the Group had covered by provision in the 2004 financial statements. Since this provision was not tax-deductible, its reversal generates no taxable income, and the effective tax expense is thus €429 million lower than the theoretical tax expense;

- the impact of the tax inspection of EDF SA covering 2003 and 2004, which led to an income tax reassessment of €458 million. A deferred tax asset of €319 million was also recorded, such that the net impact was €(139) million.

– **2004**:
- provisions recorded against deferred tax assets, principally relating to the Light group and the Mexican subsidiaries;
- offset of the gain on sale of Total shares by long-term capital losses;
- non-deductibility of the Italenergia Bis provision.

18.2.2 Change in deferred taxes

(in millions of euros)	Deferred tax assets	Provision on deferred tax assets	Net deferred tax assets	Deferred tax liabilities	Net deferred taxes
Situation at December 31, 2004	**3,457**	**(2,513)**	**944**	**(2,929)**	**(1,985)**
Impact of IAS 32 and 39 at opening date	106	-	106	(288)	(182)
Situation at January 1, 2005	**3,563**	**(2,513)**	**1,050**	**(3,217)**	**(2,167)**
Change in tax basis	554	29	583	(501)	82
Changes in scope of consolidation	(114)	195	81	(732)	(651)
Translation adjustments	247	(242)	5	(49)	(44)
Situation at December 31, 2005	**4,250**	**(2,531)**	**1,719**	**(4,499)**	**(2,780)**

18.3 Breakdown of deferred tax assets and liabilities by nature

(in millions of euros)	12.31.2005	01.01.2005	12.31.2004
Deferred tax assets:			
Differences between depreciation recorded for accounting and tax purposes	788	748	748
Non-deductible provisions	5,339	5,057	5,121
Other deductible temporary differences	1,218	932	794
Revaluations, revaluation surplus and elimination of intercompany profit	644	533	501
Tax losses and unused tax credits	1,022	1,599	1,599
Netting of deferred tax assets and liabilities	(4,761)	(5,306)	(5,306)
Deferred tax assets - gross value	**4,250**	**3,563**	**3,457**
Provision on deferred tax assets	(2,531)	(2,513)	(2,513)
Deferred tax assets - net value	**1,719**	**1,050**	**944**
Deferred tax liabilities:			
Differences between depreciation recorded for accounting and tax purposes	(5,516)	(5,546)	(5,529)
Other deductible temporary differences	(1,838)	(1,192)	(921)
Revaluations, revaluation surplus and elimination of intercompany profit	(1,906)	(1,783)	(1,783)
Netting of deferred tax assets and liabilities	4,760	5,304	5,304
Deferred tax liabilities	**(4,499)**	**(3,217)**	**(2,929)**
Net deferred taxes	**(2,780)**	**(2,167)**	**(1,985)**

18.4 Losses carried forward and tax credits

At December 31, 2005, unrecorded tax loss carried forward and deferred tax assets represent a potential tax saving of €2,531 million.

Due to their uncertain nature, these potential assets will be recognized as and when they are utilized.

18.5 Tax booked against equity

At December 31, 2005, the total income tax recorded against components of equity amounts to €(360) million. €(511) million of this total relates to the recognition of taxes on unrealized income and loss items recognized in application of IAS 32 and 39 including €(240) million at January 1, 2005.

Note 19. Basic earnings per share and diluted earnings per share

Basic earnings per share are calculated by dividing the Group's share of net income (€3,242 million at December 31, 2005 and €624 million in 2004) by the weighted average number of ordinary shares outstanding over the period, taking into account all changes that have occurred following EDF SA's IPO.

The diluted earnings per share are calculated by dividing the Group's share of net income, corrected for dilutive instruments, by the weighted average number of potential shares outstanding over the period.

As required by IAS 33, this number of shares includes the impact of dilutive instruments within the Group, principally warrants at Edison and a bond convertible into shares at Light.

(in millions of euros)	2005	2004
Net income attributable to holders of ordinary shares (EDF net income)	3,242	624
Weighted average number of ordinary shares	1,648,188,742	1,625,800,000
Basic earnings per share in euro	1.97	0.38
Diluted earnings per share in euro	1.97	0.38

Note 20. Goodwill

Goodwill on consolidated companies comprises the following:

(in millions of euros)	12.31.2005	12.31.2004
Net value at opening date	**5,371**	**5,699**
Acquisitions	1,824	176
Disposals	(83)	(33)
Impairment	(29)	(396)
Translation rate adjustments	81	(13)
Other movements	17	(62)
Net book value - closing balance	**7,181**	**5,371**
Accumulated impairment at closing	(425)	(396)
Gross value - closing balance	**7,606**	**5,767**

Goodwill concerns the United Kingdom (€2,478 million), Germany (€1,760 million), other European subsidiaries including Edison (€2,897 million) and the rest of the world (€46 million).

The temporary goodwill generated upon first consolidation of Edison amounts to €1,768 million. This results from valuation of Edison assets at market value, net of the cost of acquiring the shares, after impairment, and the fair value of derivatives established prior to the takeover by EDF.

Following impairment tests, goodwill impairment of €29 million was booked in 2005 and net impairment of €118 million was recorded against fixed assets, leading to a total impairment expense of €147 million.

Note 21. Other intangible assets

The net value of other intangible assets breaks down as follows:

(in millions of euros)	12.31.2004	Acquisitions	Disposals	Amortization	Translation adjustments	Other movements	12.31.2005
Gross values	**2,075**	**335**	**(44)**	**-**	**30**	**433**	**2,829**
Accumulated amortization	(787)	-	32	(202)	(16)	30	(943)
Net values	**1,288**	**335**	**(12)**	**(202)**	**14**	**463**	**1,886**

Research and development expenses recorded in the income statement totalled €402 million for the year ended December 31, 2005.

Internally-generated intangible assets amounted to €17 million.

Note 22. Property, plant and equipment

The net value of property, plant and equipment breaks down as follows:

(in millions of euros)	12.31.2005	12.31.2004
Property, plant and equipment owned by the Group	60,113	57,330
Property, plant and equipment operated under concessions	38,110	36,741
Property, plant and equipment in progress	3,629	3,232
Leased property, plant and equipment	363	342
Property, plant and equipment	**102,215**	**97,645**

22.1 Movements in property, plant and equipment owned by the Group (excluding assets in progress)

(in millions of euros)	Land & buildings	Nuclear power stations	Thermal & hydraulic power stations	Networks	Other installations, plants, machinery & equipment	Total
Gross values at 12.31.2004	**14,602**	**44,513**	**11,506**	**35,786**	**10,191**	**116,598**
Impacts of the Law of August 9, 2004	-	-	-	(1,790)	-	(1,790)
Increases	225	562	750	1,330	585	3,452
Decreases	(274)	(504)	(38)	(132)	(523)	(1,471)
Translation adjustment	36	-	195	245	279	755
Changes in the scope of consolidation	412	(24)	3,093	9	(427)	3,063
Other movements	426	163	671	(525)	(75)	660
Gross values at 12.31.2005	**15,427**	**44,710**	**16,177**	**34,923**	**10,030**	**121,267**
Depreciation and impairment at 12.31.2004	**(6,693)**	**(27,148)**	**(7,051)**	**(12,481)**	**(5,895)**	**(59,268)**
Impacts of the Law of August 9, 2004	-	-	-	1,078	-	1,078
Net depreciation	(395)	(1,065)	(529)	(997)	(601)	(3,587)
Disposals	162	475	24	126	490	1,277
Translation adjustment	(13)	-	(61)	(43)	(69)	(186)
Changes in the scope of consolidation	28	10	(273)	(96)	(10)	(341)
Other movements	(164)	(47)	(6)	225	(135)	(127)
Depreciation and impairment at 12.31.2005	**(7,075)**	**(27,775)**	**(7,896)**	**(12,188)**	**(6,220)**	**(61,154)**
Net values at 12.31.2004	**7,909**	**17,365**	**4,455**	**23,305**	**4,296**	**57,330**
Net values at 12.31.2005	**8,352**	**16,935**	**8,281**	**22,735**	**3,810**	**60,113**

Following impairment tests, the Group booked a net impairment loss of €118 million at December 31, 2005 on certain items of property, plant and equipment owned by the Group.

22.2 Movements in property, plant and equipment operated under concession (excluding assets in progress)

(in millions of euros)	Land & buildings	Thermal & hydraulic power stations	Networks	Other installations, plants, machinery & equipment & others	Total
Gross values at 12.31.2004	2,631	6,297	50,102	2,149	61,179
Impacts of the Law of August 9, 2004	-	-	1,790	-	1,790
Increases[1]	11	27	2,253	96	2,387
Decreases	(14)	(2)	(174)	(109)	(299)
Translation adjustment	83	37	342	107	569
Changes in the scope of consolidation	(4)	449	-	(637)	(192)
Other movements	(383)	(602)	(1)	(417)	(1,403)
Gross values at 12.31.2005	2,324	6,206	54,312	1,189	64,031
Depreciation & impairment at 12.31.2004	(1,579)	(3,380)	(18,368)	(1,111)	(24,438)
Impacts of the Law of August 9, 2004	-	-	(1,078)	-	(1,078)
Net depreciation	(22)	(92)	(18)	(59)	(191)
Disposals	13	2	114	109	238
Translation adjustment	(4)	(18)	(398)	(61)	(481)
Changes in the scope of consolidation	2	(89)	-	297	210
Other movements[2]	324	653	(1,345)	187	(181)
Depreciation and impairment at 12.31.2005	(1,266)	(2,924)	(21,093)	(638)	(25,921)
Net values at 12.31.2004	1,052	2,917	31,734	1,038	36,741
Net values at 12.31.2005	1,058	3,282	33,219	551	38,110

(1) Increases also include assets contributed for no consideration.
(2) Other movements mainly concern depreciation of assets operated under concession, booked against depreciation recorded in the special concession accounts.

Property, plant and equipment operated under concession includes facilities under concession in the following countries: France, Argentina, Brazil, Ivory Coast and Switzerland.

22.3 Finance lease obligations

The Group is bound by irrevocable finance-lease contracts for premises, equipment and vehicles used in the course of its business. The corresponding payments are subject to renegotiation at intervals defined in the contracts. At December 31, 2005, the total expenses and commitments for irrevocable finance-lease payments were as follows.

(in millions of euros)	Total	Maturity		
		< 1 year	1-5 years	> 5 years
Financial leases	276	28	85	163

Note 23. Investments in companies accounted for under the equity method

The following investments are accounted for under the equity method at December 31, 2005:

(in millions of euros)	Principal activity*	% voting rights held	% owned	Share of net equity at 12.31.2005	Share of net income at 12.31.2005	Share of net equity at 12.31.2004	Share of net income at 12.31.2004
Dalkia Holding	S	34.0	34.0	463	20	465	(42)
Estag	G	25.0	20.0	326	15	323	(42)
SSE	D	49.0	49.0	193	20	190	15
Atel	G	21.2	14.4	222	38	189	30
Motor Colombus	G	20.0	22.3	58	(1)	57	(2)
EVN	D	13.7	13.7	268	-	-	-
Edenor	D	25.0	25.0	(17)	(4)	-	-
Finel - ISE	G	-	-	-	19	286	76
Other investments accounted under the equity method	-	-	-	508	75	688	68
Investments in companies accounted under the equity method				2,021	182	2,198	103

*S = services, G = generation, D = distribution.

Finel, which is jointly owned by EDF and Edison, has been proportionally consolidated since October 1, 2005.

At December 31, 2004, and at September 30, 2005 for EVN, the principal audited indicators concerning companies accounted for under the equity method were as follows:

(in millions of euros)	Total assets	Total liabilities (excluding equity)	Sales	Net income
Dalkia Holding(1)	6,697	4,923	4,948	142
Estag	2,014	940	974	56
SSE	228	87	469	41
Atel	4,387	3,084	4,506	204
EVN	4,740	2,454	1,610	144
Edenor	497	494	305	(19)

(1) Consolidated financial data including Dalkia Investissement and Dalkia International.

Note 24. Financial assets

24.1 Breakdown between current and non-current financial assets

Current and non-current financial assets break down as follows:

(in millions of euros)	12.31.2005			01.01.2005		
	Current	Non-current	Total	Current	Non-current	Total
Financial assets carried at fair value with changes in fair value included in income	6,194	-	6,194	2,829	191	3,020
Available-for-sale financial assets	4,592	7,135	11,727	2,109	6,858	8,967
Held-to-maturity investments*	22	115	137	9	8	17
Positive fair value of hedging derivatives	737	518	1,255	608	56	664
Loans and financial receivables*	345	750	1,095	135	1,005	1,140
Total financial assets	11,890	8,518	20,408	5,690	8,118	13,808

*Net of impairment.

24.2 Change in financial assets

The variation in financial assets after the impact of the transition to IAS 32 and 39 described in note 3.3 is as follows:

(in millions of euros)	01.01.2005	Increases	Decreases	Changes in fair value	Other	12.31.2005
Financial assets carried at fair value with changes in fair value included in income	3,020	321	(206)	2,816	243	6,194
Available-for-sale financial assets	8,967	3,618	(939)	592	(511)	11,727
Held-to-maturity investments	17	126	(8)	-	2	137
Positive fair value of hedging derivatives	664	34	-	626	(69)	1,255
Loans and financial receivables	1,140	355	(474)	-	74	1,095
Financial assets	13,808	4,454	(1,627)	4,034	(261)	20,408

24.3 Details of financial assets

24.3.1 Financial assets with changes in fair value included in income

(in millions of euros)	12.31.2005	01.01.2005
Derivatives - positive fair value	5,817	2,762
Fair value of derivatives held for trading[1]	118	148
Financial assets carried at fair value with changes in fair value included in income, by option[2]	259	110
Total	6,194	3,020

(1) The portion classified as liquid assets is €148 million at January 1, 2005 and €98 million at December 31, 2005.
(2) The portion classified as liquid assets is €161 million at December 31, 2005.

24.3.2 Available-for-sale financial assets

(in millions of euros)	12.31.2005			01.01.2005		
	Equities	Debt securities	Total	Equities	Debt securities	Total
Dedicated assets	2,163	1,214	3,377	1,584	977	2,561
Liquid assets	3,390	932	4,322	1,399	696	2,095
Other	2,586	1,442	4,028	2,529	1,782	4,311
Available-for-sale financial assets	8,139	3,588	11,727	5,512	3,455	8,967

During 2005, €487 million of changes in the fair value, net of tax, of available-for-sale financial assets were recorded in equity. An amount of €19 million net of tax was transferred from equity to income in respect of disposals and impairment of these assets.

24.3.2.1 EDF SA'S DEDICATED ASSET PORTFOLIO

EDF SA's dedicated asset portfolio consists of financial assets dedicated to cover long-term expenses related to nuclear plant decommissioning and end of nuclear fuel cycle expenses (see note 31.3.3). It is EDF's policy that these assets are clearly identifiable and managed separately from the company's other financial assets and investments.

A long-term management strategy is applied for these dedicated assets, which comprise diversified bond, monetary and equity instruments in accordance with the strategic allocation defined by EDF's Board of Directors. This allocation is regularly reviewed under the supervision of the Audit Committee.

Certain dedicated assets take the form of equity securities and bonds currently held directly by EDF SA and recorded as such in its balance sheet. The rest comprise specialized collective investment funds on leading international markets, managed by independent French or foreign asset management companies selected on the basis of solicited proposals or through a call for bids. They cover various segments of the bond or equity markets with EDF aiming to achieve the broadest diversification possible, in the form of open-end funds and "reserved" funds established by the Group solely for its own use.

The reserved funds are assigned performance objectives linked to a stock market index, within strict risk limits expressed in the form of tracking error. As EDF does not intervene in the operational management of funds within the objectives set out in the investment agreements, line-by-line consolidation of reserved funds would not reflect the intended business objective. These funds fully constitute financial assets, for which the net asset value represents market value. They are therefore carried in the balance sheet at net asset value as a component of available-for-sale financial assets.

The table below presents changes in the fair value of the dedicated asset portfolio, with particular details of changes in the liquidation value of reserved funds.

(in millions of euros)	Fair value 12.31.2005	Fair value 01.01.2005
North American equities	534	408
European equities	386	277
Japanese equities	135	84
Worldwide bonds	245	210
Total Reserved investment funds	**1,299**	**979**
Equities	188	152
Bonds	1,214	977
Other funds	676	453
Total Other financial investments	**2,078**	**1,582**
Total Dedicated investment funds	**3,377**	**2,561**

24.3.2.2 LIQUID ASSETS

Liquid assets are financial assets with an initial maturity of over three months, that are readily convertible into cash regardless of their maturity, and are managed according to a liquidity-oriented policy (monetary investment funds, government bonds, negotiable debt instruments).

24.3.2.3 OTHER SECURITIES

At December 31, 2005, other securities mainly include:

- at EnBW, €1,421 million in available-for-sale assets, debt instruments including €1,063 million in reserved funds and €1,152 million in available-for-sale assets, and equities including €814 million in reserved funds;
- at EDF SA, shares in Areva (€348 million).

24.4 Fair value of financial instruments other than derivatives

(in millions of euros)	12.31.2005	
	Fair value	Net book value
Held-to-maturity investments	137	137
Loans and financial receivables	1,425	1,095
Financial instruments other than derivatives	**1,562**	**1,232**

24.5 Investment and divestment commitments

At December 31, 2005, commitments related to investments were as follows:

(in millions of euros)	Total	Maturity		
		< 1 year	1-5 years	> 5 years
Investment commitments	4,069	999	733	2,337
Divestment commitments	697	536	161	-
Other investment commitments given	464	28	426	10
Other investment commitments received	30	20	10	-

24.5.1 Investment commitments

- Commitment granted to OEW by EDF International relating to EnBW in respect of a shareholder agreement concluded on July 26, 2000.

Between January 1, 2006 and December 31, 2011, OEW may decide to sell all or some of its shares (62,514,267 shares) for a price of €37.14 per share. The value of this option is estimated at €2,322 million at December 31, 2005.

Other agreements concluded between EDF International and OEW state that OEW has a put option over 5.94% of EnBW shares, which may be exercised between January 28, 2005 and November 30, 2006. The value of this commitment is estimated at €485 million at December 31, 2005.

- Signature of agreements for investment in Motor Colombus - Atel.

On September 29, 2005, EDF signed an agreement with UBS to acquire a 17.3% holding in the capital of Motor Columbus, which owns 58.5% of the capital of Atel, thus consolidating its position in Switzerland. The acquisition price was 403 million Swiss francs. Following the finalization of this transaction, EDF SA will own 37.3% of the capital of Motor Columbus.

The agreements signed also provide for a merger between Motor Columbus and Atel to form a new, majority Swiss-owned entity, with balanced shareholding. EDF SA will eventually own a minority interest of approximately 25% in this new entity.

These agreements were approved by EDF's Board of Directors on September 21, 2005, and now require the approval of the competent competition authorities.

Atel will continue to be accounted for under the equity method, and the impact on the consolidated financial statements will not be significant.

- Various options or agreements entered into by EDF International (€243 million) and EnBW in respect of shares in various companies in the power generation industry (€439 million).

- Commitments made by EDEV SA in relation to EDF Energies Nouvelles.

On December 16, 2002, EDEV SA purchased 170,419 shares in SIIF-Energies (renamed EDF Energies Nouvelles in 2004) and then raised its total investment to 49.73% through a capital increase. EDEV SA also had the usufruct of 20,181 shares, and thus held 50% of voting rights. After two acquisitions of bare ownership rights on January 25, 2005 and December 13, 2005, EDEV held full ownership of these 20,181 shares, thus raising its interest to 50% of both the capital and voting rights.

This equal 50% capital stake and control over voting rights is guaranteed by the attribution of 380,000 stock subscription warrants. The warrants issued at the Shareholders' Meeting of December 2002 were canceled and replaced by an identical number of stock subscription warrants issued at the shareholders' meeting of October 19, 2005. The new warrants' issue price was €0.01, and they are exercisable until December 31, 2009 to subscribe 380,000 shares at the price of €88.17 per share.

In 2002, the shareholders declared that they intended to eventually proceed with an IPO, and this was confirmed at the Board of Directors' meeting of June 15, 2005.

Should EDEV SA subsequently object to the IPO, the other shareholders, subject to certain conditions, would benefit from a promise to buy committing EDEV to purchase their shares, exercisable between December 1 and December 31, 2008. EDEV would also benefit from a promise of sale concerning the same shares, exercisable between January 1, 2009 and December 31, 2009. The acquisition cost of the shares, if they were acquired now, would be approximately €300 million.

Finally, EDEV has undertaken, subject to fulfillment of certain conditions, to provide equity financing for all or part of the projects developed by EDF Energies Nouvelles, in an amount that will not exceed €150 million. At December 31, 2005, EDEV had granted €83 million of such financing (€41 million for its share).

– Agreement with Veolia Environnement: Veolia Environnement granted EDF a call option on all its Dalkia shares in the event that a competitor of EDF takes control over Veolia Environnement. EDF also granted Veolia Environnement a call option over all its Dalkia shares in the event that the status of EDF should change and a competitor of Veolia Environnement, individually or with other parties, should take control over EDF. If the parties fail to agree on the sale price of the shares, it is to be fixed by an independent expert.
The call option entitling EDF SA to raise its investment in Dalkia to 50% expired on September 30, 2005.

24.5.2 Divestment commitments

EDF International has a put option agreed with Edison for its investment in Finel (40%). This option was exercised on December 1, 2005 for 20%, and expires on December 31, 2006. The exit price for the remaining 20% is estimated at 20% of the value of Finel at that date, with a minimum of €150 million.

On September 18, 2005, the EDF Group signed an agreement with the Spanish group FCC for the sale of its Austrian subsidiary ASA. to FCC, as part of its industrial policy to refocus on core businesses and countries central to its European strategy in the energy sector. The final completion of this sale, which is due to take place in early 2006 for an amount of €229 million, remains subject to the approval of the competent competition authorities.

On November 29, 2005, the Group signed a sale agreement with Tanjong Energy concerning two fossil-fired electricity generating plants in Egypt and their operating company. The effective execution of the transaction, which is scheduled to take place in early 2006 for an amount of $307 million, remains subject to the implementation of conditions agreed upon by the two parties and the approval of the appropriate authorities.

24.5.3 Other investment and divestment commitments

These commitments concern guarantees provided in connection with disposals (€348 million), mainly the sale of Tecnimont by Edison, and various investment guarantees given by ECW and Dalkia International (€116 million).

Through its subsidiaries TIRU and EDF Energies Nouvelles, the EDF Group has also received various commitments amounting to a total of €30 million.

Note 25. Inventories, including work-in-process

The carrying value of inventories, broken down by nature, is as follows:

(in millions of euros)	Nuclear fuel	Other fuel	Other raw materials	Work in progress for production of goods and services	Other inventories	Total inventories
Gross value	5,431	445	1,020	160	109	7,165
Provisions	(258)	(5)	(200)	(24)	-	(487)
Net value at 12.31.2004	**5,173**	**440**	**820**	**136**	**109**	**6,678**
Gross value	5,312	565	916	153	148	7,094
Provisions	(213)	(5)	(158)	(23)	-	(399)
Net value at 12.31.2005	**5,099**	**560**	**758**	**130**	**148**	**6,695**

The long-term portion (more than one year) mainly concerns nuclear fuel inventories amounting to €3,792 million.

Note 26. Trade receivables

Details of net trade receivables are as follows:

(in millions of euros)	12.31.2005	01.01.2005	12.31.2004
Trade receivables - gross value excluding EDF Trading	15,271	12,992	12,536
Trade receivables EDF Trading - gross value	1,480	1,414	3,919
Provisions	(630)	(673)	(673)
Trade receivables	**16,121**	**13,733**	**15,782**

Most trade receivables mature within one year.

Note 27. Other receivables

Details of other receivables are as follows:

(in millions of euros)	Current accounts receivables	Prepaid expenses	Other receivables	Total
At 12.31.2004:				
Gross values	311	679	3,666	4,656
Provisions	(20)	-	(85)	(105)
Net values at 12.31.2004	**291**	**679**	**3,581**	**4,551**
At 01.01.2005:				
Gross values	311	650	3,581	4,542
Provisions	(20)	-	(28)	(48)
Net values at 01.01.2005	**291**	**650**	**3,553**	**4,494**
At 12.31.2005:				
Gross values	262	817	3,405	4,484
Provisions	(13)		(26)	(39)
Net values at 12.31.2005	**249**	**817**	**3,379**	**4,445**

"Other receivables" mainly comprise amounts due to the French State and public authorities.

The majority of other receivables are due within one year.

Note 28. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and at bank and investments in money market instruments.

Cash and cash equivalents as stated in the cash flow statements include the following amounts recorded in the balance sheet.

(in millions of euros)	12.31.2005	01.01.2005	12.31.2004
Cash	1,060	1,502	1,404
Cash equivalents	5,813	2,148	1,593
Financial current accounts	347	170	153
Cash and cash equivalents	**7,220**	**3,820**	**3,150**

At December 31, 2005, this heading includes temporary investment of the proceeds of the capital increase.

Note 29. Held for sale assets and liabilities

Available-for-sale assets and liabilities mainly concern EDF Port Saïd, EDF Port Suez and ASA Holding AG. Details are as follows:

(in millions of euros)	Total
Assets classified as held for sale	**728**
Intangible assets, plant, property and equipment	558
Other non-current assets	38
Current assets (excluding cash)	103
Cash	29
Liabilities related to assets classified as held for sale	**592**
Non-current financial liabilities	391
Other non-current liabilities	28
Current financial liabilities	72
Other current financial liabilities	101

Note 30. Equity

EDF's share capital underwent the following changes during the year:

(in euros)	Number of shares	Nominal value	Capital
Capital at January 1, 2005	1,625,800,000	5	8,129,000,000
Reduction in nominal value	1,625,800,000	(4.5)	(7,316,100,000)
Capital after reduction	**1,625,800,000**	**0.5**	**812,900,000**
Subscription of new shares under the International offering	58,239,399	0.5	29,119,700
Subscription of new shares under the French retail public offering	129,629,629	0.5	64,814,815
Exercise of share subscription warrants under the over-allotment option	8,502,062	0.5	4,251,031
Capital increases	**196,371,090**	**0.5**	**98,185,545**
Capital at December 31, 2005	**1,822,171,090**	**0.5**	**911,085,545**

On October 27, 2005, the Board of Directors exercised the authorization granted by the shareholders at their general meeting of August 31, 2005 to reduce the share capital.

On November 18, 2005, the Board formally recorded the capital increases which raised the share capital from €812,900,000 to €906,834,514.

On December 20, 2005 the banks exercised their over-allotment option, and the capital was thus raised to €911,085,545.

At December 31, 2005, the share capital amounted to €911,085,545, comprising 1,822,171,090 fully subscribed and paid-up shares with nominal value of €0.50 each, owned 87.3% by the French State, 10.8% by the public (institutional and private investors) and 1.9% by current and retired Group employees (see note 4.20).

External expenses directly related to these capital increases, amounting to €219 million (€142 million net of tax), were charged directly to the share issue premium.

Note 31. Provisions

31.1 Breakdown between current and non-current provisions

Current and non-current provisions break down as follows:

(in millions of euros)	12.31.2005			01.01.2005		
	Current	Non-current	Total	Current	Non-current	Total
Provisions for end of nuclear fuel cycle	834	13,918	14,752	818	13,494	14,312
Provisions for decommissioning and last cores	229	12,907	13,136	271	12,367	12,638
Provisions for employee benefits	1,601	12,971	14,572	884	13,620	14,504
Other provisions	1,411	2,178	3,589	2,552	746	3,298
Provisions	4,075	41,974	46,049	4,525	40,227	44,752

31.2 Provisions for end of nuclear fuel cycle

The movement in provisions for end of nuclear fuel cycle breaks down as follows at December 31, 2005:

(in millions of euros)	12.31.2004	Increases	Decreases		Other changes	12.31.2005
			Utilizations	Reversals		
Provisions for reprocessing of nuclear fuel	10,408	1,056	(624)	(13)	(491)	10,336
Provisions for disposal and storage of the resulting waste	3,904	288	(102)	(126)	452	4,416
Provisions for end of nuclear fuel cycle	14,312	1,344	(726)	(139)	(39)	14,752

31.2.1 Provisions for reprocessing EDF SA's nuclear fuel

For EDF SA, the main costs covered by this provision are:
- transportation from the production center to the COGEMA plant at La Hague, reception, storage and reprocessing of burnt fuel from the various types of reactors (including conditioning and storage of waste);
- oxidation and storage of unrecycled uranium obtained from reprocessed fuel;
- recovery and conditioning of old waste from the La Hague site;
- contribution towards final shutdown and dismantling costs for the La Hague reprocessing plant.

Estimated based on the economic conditions of December 2005, these costs amount to €17,198 million (€16,311 million at December 31, 2004). Spread over the forecast disbursement schedule and assuming 2% inflation and a 5% discount rate, an amount of €9,993 million is included in provisions at December 31, 2005 (compared to €9,593 million at December 31, 2004), corresponding to the present value at that date.

This provision, including the amounts for quantities that will be reprocessed after 2007, is estimated based on the EDF-COGEMA agreement signed on August 24, 2004, which covers the period 2001-2007.

For the reprocessing of fuel from Creys-Malville, the provision is based on the option of reprocessing all fuel belonging to EDF in specially equipped dedicated facilities, following long-term storage on site.

EDF and COGEMA are currently in negotiation over the following matters:
- the legal and financial terms for transfer to COGEMA of EDF's current contractual obligations in terms of its financial contribution towards the dismantling of the La Hague reprocessing plant and the recovery and conditioning of old waste;
- the technical and economic terms of a future agreement concerning reprocessing of fuels burnt after 2007.

Until an agreement is reached, these points are assessed on the basis of prudent assumptions established by EDF's experts:
- EDF's share and the basis of the dismantling costs for the La Hague reprocessing plant, as well as the forecast disbursement schedule and the inflation and discount rates, are based on data approved by both EDF and COGEMA at the end of September 2003;
- data concerning the recovery and conditioning of waste are based on information common to both EDF and COGEMA.

Finally, in December 2004, EDF, COGEMA and the French atomic energy commission *(Commissariat à l'Energie Atomique – CEA)* signed an agreement transferring the management and financing of final shutdown, decommissioning and waste recovery and reconditioning for the UP1 reprocessing facility at Marcoule to the CEA. In return, EDF paid the CEA a one-time financial contribution to cover its full share of the cost of outstanding operations, while remaining the owner of its final waste and bearing the corresponding transport and storage costs. This payment to the CEA was spread over the period from late 2004 to January 2006.

At December 31, 2004, the net impact of the protocol for dismantling facilities at the Marcoule site was reported on a separate line in the income statement as a component of "Other income and expenses", for €(190) million.

31.2.2 Provisions for disposal and storage of EDF SA's radioactive waste

For EDF SA, these provisions cover expenses related to:
- monitoring of the Manche storage facility, and monitoring and coverage of the Aube storage facility, both of which store short-life low-level waste derived from plant maintenance and decommissioning;
- removal and underground storage of long-life low-level waste, and the associated research;
- long-term management of long-life high and medium-level waste governed by the Law of December 30, 1991 originating at the La Hague and Marcoule sites (EDF SA's share only).

Most of the provisions for disposal and storage of radioactive waste concern the management of long-life high and medium-level waste. To estimate future expenses for management of this waste, EDF assumes that geological storage will be applied, in accordance with international practices. This assumption is considered coherent with the conclusions of the National Evaluation Commission *(Commission Nationale d'Evaluation – CNE)* following research carried out in application of the Law of December 30, 1991.

Until December 31, 2004, the forecast disbursement schedule for these expenses was based on the cost of industrial waste storage as measured and reported by

French national radioactive waste management agency ANDRA *(Agence Nationale pour la Gestion des Déchets Radioactifs)* in 1996.

In 2005, the gross value and forecast disbursement schedule for these expenses are based on the assumption that an industrial waste storage solution would be implemented, following conclusions presented in the first half of 2005 by the working party set up by the French department for Energy and Raw Materials *(Direction Générale de l'Energie et des Matières Premières – DGEMP)* comprising members representing the relevant government departments (DGEMP, APE and Budget department), ANDRA and the producers of waste (EDF, AREVA, CEA). The approach applied by EDF in analyzing the information issued by the working party is reasonable and coherent with information available internationally.

Estimated based on the economic conditions of December 2005, these costs amount to €11,498 million (€7,783 million at December 31, 2004). Spread over the new forecast disbursement schedule, which has been extended, and assuming 2% inflation and a 5% discount rate, an amount of €3,894 million is included in provisions at December 31, 2005 (approximately equivalent to the €3,865 million provision at December 31, 2004), corresponding to the present value at that date.

This evaluation takes into account of both existing waste and waste that will be produced once all quantities burnt at December 31, 2005 have been processed.

31.2.3 Provisions for end of nuclear fuel cycle for subsidiaries

These provisions, amounting to €865 million, mainly cover the cost of eliminating the EnBW group's burnt fuel and radioactive waste.

Since July 1, 2005, end-of-cycle fuels have been confined within the site of the plant for temporary storage before transfer to the final storage site operated by the German state. The provisions for this storage are calculated based on criteria defined by German government-approved bodies.

31.3 Provisions for decommissioning and last cores

The variation in decommissioning and last cores provisions breaks down as follows at December 31, 2005:

(in millions of euros)	12.31.2004	Increases	Decreases		Other changes	12.31.2005
			Utilizations	Reversals		
Provisions for decommissioning	10,997	580	(161)	(12)	114	11,518
Provisions for last cores	1,641	81	-	(99)	(5)	1,618
Provisions for decommissioning and last cores	**12,638**	**661**	**(161)**	**(111)**	**109**	**13,136**

31.3.1 Decommissioning provisions for power plants belonging to EDF SA

In respect of EDF SA, these concern the decommissioning of:

- Pressurized Water Reactor (PWR) nuclear power plants currently in operation and nuclear power plants that have been permanently shut down (first-generation UNGG power plants and other plants including Creys-Malville);
- fossil-fired power plants.

Estimated based on the economic conditions of December 2005, these costs amount to €21,279 million (€20,923 million at December 31, 2004). Spread over the forecast disbursement schedule and assuming 2% inflation and a 5% discount rate, an amount of €10,248 million is included in provisions at December 31, 2005 (compared to €9,856 million at December 31, 2004), corresponding to the present value at that date of costs concerning all power plants.

31.3.1.1 DECOMMISSIONING PROVISIONS FOR NUCLEAR POWER PLANTS BELONGING TO EDF SA

- For nuclear power plants currently in operation (PWR plants with 900 MW, 1,300 MW and N4 reactors), a study undertaken in 1991 by the French ministry of Trade and Industry estimated a benchmark cost, confirming the assumptions defined in 1979 by the PEON commission, estimating decommissioning costs at approximately 15% of investment expenditure as a ratio to net continuous power. This estimate was in turn confirmed by further studies focusing on a specific site, carried out in 1999. The underlying assumption is that once decommissioning is complete, the sites should be returned to their original state so that the land can be reused.

  The total present value of the obligations concerning decommissioning of nuclear power plants is covered by a provision. The estimated schedule for future disbursements is based on the decommissioning plans drawn up by EDF experts, which take into account all known statutory and environmental regulations applicable, together with an uncertainty factor inherent to the fact that payments will only be made in the long term.

  An asset corresponding to the provision is recognized as described in note 4.19.

  In application of the principle whereby assets and liabilities are not netted when estimating the provisions for risks and expenses, an asset is also recorded in the form of accrued revenues, corresponding to the share of decommissioning costs for the Cattenom 1-2 and Chooz B 1-2 PWR plants to be borne by foreign partners, in proportion to their investment.

- For permanently shut-down nuclear power plants, the provision is based on the cost of work already completed and on studies, quotations and a comparison made by EDF. Forecast disbursements, based on internally-prepared schedules, are adjusted to reflect inflation, then discounted.

- Decommissioning and last core provisions also include a provision for EDF's share of the decommissioning costs for the Phénix and Brennilis power plants. EDF and the CEA have started discussions to simplify the operation of their respective responsibilities in connection with the dismantling of these plants and the future of burnt fuel from both facilities. The outcome of these discussions is not expected to have any significant impact on EDF's financial statements.

31.3.1.2 DECOMMISSIONING PROVISIONS FOR FOSSIL-FIRED POWER PLANTS BELONGING TO EDF SA

The expenses related to decommissioning of fossil-fired power plants are determined according to regularly updated studies based on estimated future costs, measured by reference to the charges recorded on past operations and the most recent estimates for plants still in operation.

EDF has decided to extend the useful life of certain fossil-fired plants in mainland France from 30 to 45 years, with effect from January 1, 2005 (see note 4.2).

31.3.2 Decommissioning provisions for subsidiaries' power plants

Decommissioning commitments in respect of plants belonging to subsidiaries concern the non-nuclear power plants in Europe and also EnBW's nuclear power plants. A provision is recorded to cover the full present value of the decommissioning obligations. For these plants, the forecast disbursement schedule and future costs are estimated based on the decommissioning plan drawn up by external consultants, and take account of all regulatory and environmental regulations known to date in Germany. The costs are calculated on the assumption of direct decommissioning of the plants.

31.3.3 Provision for last cores

For EDF SA, this provision covers expenses related to the future loss on unused fuel following the final reactor shutdown. It comprises two types of expenses:

- write-down of the inventory of fuel in the reactor that will not be totally burnt up when the reactor is shut down, valued at the average price of components in inventories at November 30, 2005;

– the cost of fuel reprocessing and the corresponding waste disposal and storage costs for fuel not covered by a provision at the time the plant shuts down. These costs are measured under the same principles as the provisions relating to reprocessing and the removal and storage of the relevant waste at December 31, 2005.

Since this provision relates to an obligation that existed at the commissioning date of the nuclear unit containing the core, all costs are fully covered by provision and an asset associated with the provision is recognized as described in note 4.19.

Estimated based on the economic conditions of December 2005, these costs amount to €3,419 million (€3,509 million at December 31, 2004). Spread over the forecast disbursement schedule and assuming 2% inflation and a 5% discount rate, an amount of €1,597 million is included in provisions at December 31, 2005 (compared to €1,617 million at December 31, 2004), corresponding to the present value at that date.

SENSITIVITY FACTORS FOR THE END OF NUCLEAR CYCLE, DECOMMISSIONING AND LAST CORE PROVISIONS

In view of the sensitivity to the underlying assumptions of all the provisions mentioned in notes 31.2 and 31.3, particularly in terms of cost, inflation rate, long-term discount rate and disbursement schedules, a revised estimate is established at each closing date to limit the difference between the costs eventually to be borne by EDF and the amounts accrued. These revised estimates could entail changes in the amounts accrued.

The only significant change in these assumptions at December 31, 2005 concerns the provision for disposal and storage of radioactive waste: costs and timescales were revised in the light of the conclusions of the working party led by the DGEMP (see note 31.2.2).

SECURE FINANCING OF LONG-TERM OBLIGATIONS

In order to secure financing of long-term obligations in increasingly deregulated electricity markets, EDF is progressively building up a portfolio of assets dedicated to covering nuclear-related costs, specifically the decommissioning of currently active nuclear power plants and the long-term storage of long-life high and medium-level waste (see note 24.3.2.1).

In September 2005, EDF decided to:
- include plants that have already shut down and are currently being dismantled, and the share of the provision for last cores corresponding to the reprocessing of fuel and removal and storage of the waste from those plants, in the basis for dedicated assets;
- accelerate the development of dedicated assets, such that by 2010 they cover the level of the provisions concerned.

The gross value of this portfolio was €3 377 million at December 31, 2005.

31.4 Provisions for employee benefits

31.4.1 Changes in provisions

The changes in provisions for employee benefits break down as follows at December 31, 2005:

(in millions of euros)	12.31.2004	Increases	Decreases		Other changes	12.31.2005
			Utilization	Reversals		
Provisions for post-employment benefits	14,135	1,526	(1,530)	-	36	14,167
Provisions for other long-term benefits	369	79	(54)	(2)	13	405
Provisions for employee benefits	**14,504**	**1,605**	**(1,584)**	**(2)**	**49**	**14,572**

(in millions of euros)	France	United Kingdom	Germany	Rest of Europe	Rest of the world	Total
Provisions at 12.31.2004	11,768	506	1,871	116	243	14,504
Amounts used during the year	(1,413)	(113)	(88)	(6)	(20)	(1,640)
Changes in the scope of consolidation	-	-	(90)	38	-	(52)
Net additions for the year	1,350	58	133	29	31	1,601
Other	43	27	(36)	57	68	159
Provisions at 12.31.2005	**11,748**	**478**	**1,790**	**234**	**322**	**14,572**

The changes in these provisions since December 31, 2004 result from variations in vested benefits, financial discounting of the obligation, payments made to external funds, benefits paid out, and the consolidation of Edison.

31.4.2 Provisions for post-employment benefits

31.4.2.1 FRENCH AND FOREIGN SUBSIDIARIES NOT COVERED BY THE SPECIAL IEG SYSTEM

Pension obligations essentially relate to British, German and Italian companies and are mostly covered by defined-benefit plans.

Pension obligations are partly covered by contributions to external funds. The present value of these fund assets is €3,7 billion at December 31, 2005 compared to €2.9 billion at December 31, 2004.

Unamortized actuarial variances concern the same subsidiaries.

31.4.2.2 FRENCH SUBSIDIARIES COVERED BY THE IEG SYSTEM

Pensions

For IEG companies, obligations at December 31, 2004 included the impacts of the pension financing reform (described in note 7.1) which took effect on December 31, 2004. This led to reversal of €49,755 million from opening provisions, recorded in equity at December 31, 2004 since the French State was EDF's sole shareholder and an actor in the reform. The income statement recorded pension expenses before the pension financing reform. For EDF SA, the total obligation at December 31, 2004 after the pension reform was €13,965 million, plus €3,683 million corresponding to the one-time payments and contributions for preservation of benefit entitlements recognized in 2004. These values include CNIEG management costs borne by EDF.

The main measures of the financing reform for the special IEG pension system took effect at January 1, 2005.

Other post-employment benefits

In addition to pensions, other benefits are granted to employees not currently in active service, as detailed below:

(in millions of euros)	12.31.2005	12.31.2004
Benefits in kind (electricity/gas)	1,331	1,133
Retirement gratuities	521	488
Exceptional additional pension	359	338
Bereavement benefit	286	262
Bonus paid leave	188	177
Study cost compensation	36	36
Annuities following industrial accident or work-related illness for inactive employees	691	663
Discretionary benefit for asbestos-related illness	18	16
	3,430	3,113

Benefits in kind (electricity/gas)

Article 28 of the electricity and gas industries' national statutes entitles all employees (active or inactive) to benefits in kind in the form of supplies of electricity or gas at the preferential "Employee price". EDF's obligation for supplies of energy to Electricité de France and Gaz de France employees corresponds to the probable present value of kWhs supplied to beneficiaries during their retirement, valued on the basis of the unit cost, taking into account the payment received under the energy exchange agreement with Gaz de France.

Retirement gratuities

Retirement gratuities are paid upon retirement to employees due to receive the statutory old-age pension, or to their dependents if the employee dies before reaching retirement. These obligations are almost totally covered by an insurance policy.

Exceptional additional pension

The exceptional additional pension benefit is a complementary benefit paid annually to retired employees and their dependents. It is governed by a specific agreement signed only by certain IEG companies; it is not therefore determined by the Electricity and Gas Industries' national statutes but depends on decisions of the CEOs of Electricité de France and Gaz de France, which have been renewed since 1987 and are published every three years.

Bereavement benefit

The bereavement benefit is paid out upon the death of an inactive or handicapped employee, in order to provide financial assistance for the expenses incurred at such a time (article 26 §5 of the National Statutes). It is paid to the deceased's principal dependents (statutory indemnity equal to two months' pension) or to a third party that has paid funeral costs (discretionary indemnity equal to the costs incurred).

Bonus paid leave

All employees eligible to benefit immediately from the statutory old-age pension and aged at least 55 at their retirement date are entitled to 18 days of bonus paid leave during the last twelve months of their employment.

Annuities following industrial accident or work-related illness for inactive employees

Like their counterparts in the general national system, IEG employees are entitled to financial support in the event of industrial accident or work-related illness, as stipulated in Book IV of the French Social Security Code. These benefits cover all employees and the dependents of any employee who dies as a result of an industrial accident, an accident on the journey between home and work or work-related illness.

The obligation is measured as the probable present value of future benefits payable to current beneficiaries, including any possible reversions.

Other benefits

Other benefits include end-of-studies bonuses and the discretionary benefit for asbestos-related illness.

French healthcare coverage

As members of the Electricity and Gas Industries (IEG), EDF and certain of its French subsidiaries are automatically affiliated to the sector's special social security system. Current and retired employees are therefore automatically covered by this system for their healthcare costs. It offers:
- the basic healthcare benefits provided by the French standard national social security system;
- additional benefits.

This system, particularly the rules governing the contributions of active and inactive employees, employers, and their management, is governed by the IEG statutes.

Until the beginning of 2005, IEG companies and their employees (current and retired) both paid contributions to the system. The contribution rates were fixed by decree.

Following negotiations during the second half-year of 2004, regulatory measures ratified by the decree of February 15, 2005 led to adaptations of the financing for healthcare coverage, with resulting amendments to the statutes of the electricity and gas sector and the employers' and employees' contribution rates.

These measures gave rise to the following:
- creation of two sections (for current and retired employees respectively), each with separate accounts and responsible for its own financial equilibrium. Solidarity between current and retired employees is continued in the form of a specific fixed-rate contribution payable by salaried employees only;
- the companies no longer make any direct contribution to the financing of the retired employee section; instead, employers now finance 65% of current employees' contributions.

At December 31, 2004, in view of the features of this system, obligations should have been measured on the basis of benefits paid out. The value of the obligation cannot be estimated as the accounts for the respective sections concerning current and retired employees have not been separated.

Following the financing reform, EDF no longer has any corresponding obligation as of 2005.

31.4.3 Provisions for other long-term benefits for personnel currently in service

Personnel are also granted other long-term benefits. At December 31, 2005, the related obligations total €278 million for IEG status employees currently in service. These benefits include:
- benefits payable following industrial accident or work-related illness;
- long-service awards;
- invalidity benefits.

31.4.4 Changes in the discounted value of the obligation and fund assets

The main actuarial assumptions used for provisions for post-employment benefits and long-term IEG employee benefits are as follows:
- the discount rates applied are 4.5% at January 1, 2005, and 4.25% at December 31, 2005. This decrease in the discount rate from 5% to 4.5% at December 31, 2004, then 4.25% at December 31, 2005 results in an actuarial variance of €2.1 billion at December 31, 2005;
- the increase in the basic wage (salaire national de base) is estimated at 2%;
- pay increase rates other than changes in the basic wage have been determined based on a quadratic regression on data concerning 1995-2000.

31.4.4.1 CHANGES IN THE DISCOUNTED VALUE OF THE OBLIGATION

(in millions of euros)	France	United Kingdom	Germany	Rest of Europe	Rest of the world	Total
Obligations at 01.01.2005	17,357	3,317	1,983	202	475	23,334
Current year service cost	638	75	30	25	-	768
Interest expenses	812	178	93	5	59	1,147
Actuarial gains/losses	810	348	225	26	(25)	1,384
Changes in assumptions/plans	-	9	-	(1)	-	8
Benefits paid	(913)	(151)	(89)	(15)	-	(1,168)
Other	44	83	(97)	75	141	246
Obligations at 12.31.2005	18,748	3,859	2,145	317	650	25,719
- Fair value of plan assets	(4,908)	(3,239)	(47)	(87)	(325)	(8,606)
- Actuarial gains (losses)	(2,092)	(142)	(308)	4	(3)	(2,541)
Net provisions recorded	11,748	478	1,790	234	322	14,572

31.4.4.2 CHANGE IN THE DISCOUNTED VALUE OF FUND ASSETS

(in millions of euros)	France	United Kingdom	Germany	Rest of Europe	Rest of the world	Total
Fair value of dedicated financial assets as of January 1, 2005	(4,262)	(2,689)	(6)	(77)	(212)	(7,246)
Expected return on plan assets	(100)	(195)	-	(1)	(28)	(324)
Net contributions	(645)	(113)	-	-	(20)	(778)
Actuarial gains/losses	(46)	(325)	-	(17)	2	(386)
Benefits paid through dedicated assets	145	151	1	9	-	306
Other	-	(68)	(42)	(1)	(67)	(178)
Fair value of dedicated financial assets as of December 31, 2005	(4,908)	(3,239)	(47)	(87)	(325)	(8,606)

31.4.5 Post-employment and other long-term employee benefit expenses

(in millions of euros)	12.31.2005	12.31.2004
Current year service cost	(768)	(1,618)
Interest expense (current value method)	(1,147)	(3,565)
Expected return on plan assets	324	297
Actuarial gains/losses recorded during the year	12	(2)
Changes in assumptions/plans	8	39
Net charges related to post-employment benefits	(1,571)	(4,849)

31.5 Other provisions

Details of changes in other provisions are as follows at December 31, 2005:

(in millions of euros)	12.31.2004	Restatements for application of IAS 32 / 39	01.01.2005	Increases	Decreases		Other changes	12.31.2005
					Utilizations	Reversals		
Provisions for risks related to investments	1,283	(1,250)	33	1	(28)	-	9	15
Provisions for tax risks	105	-	105	5	(5)	-	86	191
Provisions for restructuring	77	-	77	2	(34)	(3)	2	44
Other provisions	3,086	(3)	3,083	822	(391)	(190)	15	3,339
Other provisions	**4,551**	**(1,253)**	**3,298**	**830**	**(458)**	**(193)**	**112**	**3,589**

31.5.1 Provisions for risks related to investments

In 2003 and 2004, the Group recorded a €45 million provision for the write-down of IEB shares and a €1,250 million provision in respect of share purchase commitments relating to put and call options concerning IEB and Edison shares (see note 30.1 of the notes to the financial statements at December 31, 2003).

This provision resulted from the adjustment to fair value of exercisable repurchase commitments. At January 1, 2005, in application of IAS 32 and IAS 39, this provision was reclassified as a financial liability under the heading "Negative fair value of derivatives held for trading" for an amount of €1,227 million.

After the takeover of Edison, the provision was reversed and deducted from the provisional goodwill on the operation (see note 6.5.3).

31.5.2 Other provisions

This heading includes in particular:
- a provision of €317 million to cover EDF SA's share of the expenses relating to future work programs adopted by the sinking fund for electrification charges (*Fonds d'Amortissement des Charges d'Electrification*);
- a provision of €340 million for the contribution to preserve entitlements to the unregulated benefits related to agreements signed with the additional pension organizations;
- a provision of €250 million for litigation with social security bodies;
- provisions of €444 million for onerous contracts.

31.5.3 Contingent liabilities

- Discharge by the Saint-Chamas power plant into the Etang de Berre.

In 1999, a professional association initiated legal action against EDF relating to operation of the hydropower plant at Saint-Chamas.

The final resolution of the Saint-Chamas plant's situation is dependent on the outcome of discussions between the French government and the European Commission, regarding the arrangements for execution of the ruling by the European Court of Justice.

The resulting recommendations could lead to reduction in the plant's activity, and EDF may request financial compensation from the State if the economic balance of the concession is affected.

- Labour litigation.

EDF is party to a number of labour lawsuits with employees regarding the payment method to compensate for restrictions on their place of residence and the calculation and implementation of rest periods.

At the year-end, EDF estimates that none of these lawsuits, individually, is likely to have a significant impact on its profits and financial position. However, because they are likely to involve a large number of EDF's employees in France, these litigations could present a systemic risk which may have a material, negative impact on the company's financial results.

Note 32. Special concession liabilities

Details of changes in special concession liabilities are as follows at December 31, 2005:

(in millions of euros)	12.31.2004	Impacts of the Law of August 9, 2004	Change over the period	12.31.2005
Value in kind of assets	16,857	16,310	1,362	34,529
Unamortized financing by the licensee	-	(16,302)	(950)	(17,252)
Rights in existing assets - net value	**16,857**	**8**	**412**	**17,277**
Amortization of financing by the licensor	1,859	4,542	397	6,798
Provision for renewal	14,978	(4,573)	427	10,832
Rights in assets to be replaced	**16,837**	**(31)**	**824**	**17,630**
Special concession liabilities	**33,694**	**(23)**	**1,236**	**34,907**

The impact for EDF SA of the restatements resulting from application of the Law of August 9, 2004 at January 1, 2005 is described in note 6.1.3. Most other changes concern Electricité de Strasbourg.

Note 33. Current and non-current financial liabilities

33.1 Breakdown between current and non-current financial liabilities

Current and non-current financial liabilities break down as follows:

(in millions of euros)	12.31.2005			01.01.2005		
	Non-current	Current	Total	Non-current	Current	Total
Loans and other financial liabilities	23,318	6,399	29,717	20,300	5,609	25,909
Negative fair value of derivatives held for trading	-	5,269	5,269	-	3,904	3,904
Negative fair value of hedging derivatives	192	265	457	336	246	582
Financial liabilities	23,510	11,933	35,443	20,636	9,759	30,395

33.2 Loans and other financial liabilities

33.2.1 Changes in loans and other financial liabilities

(in millions of euros)	Bonds	Loans from financial institutions	Other financial liabilities	Loans linked to finance leased assets	Accrued interest	Total
01.01.2005	17,822	4,620	2,580	310	577	25,909
Increases	306	1,530	995	1	368	3,200
Decreases	(1,570)	(1,171)	(398)	(20)	(319)	(3,478)
Changes in scope of consolidation	2,338	1,082	56	20	(51)	3,445
Translation adjustments	536	372	81	-	27	1,016
Other	(141)	(355)	137	48	(64)	(375)
12.31.2005	19,291	6,078	3,451	359	538	29,717

The main entities contributing to loans and other financial liabilities are EDF SA (€10,017 million), EDF Energy (€6,297 million), EnBW (€2,278 million), Edison (€2,824 million) and the Light group (€1,252 million).

Group borrowings exceeding €1 billion are as follows:

(in millions of euros)	Entity	Issue	Maturity	Amount	Currency	Rate
Major borrowings						
Bond	EDF SA	1998	2009	1,996	EUR	5.0%
Euro MTN	EDF SA	2001	2016	1,100	EUR	5.5%
Euro MTN	EDF SA	2000	2010	1,000	EUR	5.8%
Bond	IEB	2002	2007	1,272	EUR	–

Following an agreement signed with the creditor banks in May 2005, Light's debt was restructured in three tranches, each with specific rates and pay-downs.

33.2.2 Maturity of loans and other financial liabilities

(in millions of euros)	Bonds	Loans from financial institutions	Other financial liabilities	Loans linked to finance leased assets	Accrued interest	Total
Less than one year	1,932	1,099	2,844	15	509	6,399
From one to five years	8,350	3,302	352	107	11	12,122
More than five years	9,009	1,677	255	237	18	11,196
Total at 12.31.2005	19,291	6,078	3,451	359	538	29,717

33.2.3 Breakdown of loans by currency

(in millions of euros)	12.31.2005		
	Initial debt structure	Impact of swaps	Debt structure after swaps
Euro (EUR)	18,670	(3,150)	15,520
American Dollar (USD)	3,212	(627)	2,585
Pound sterling (GBP)	5,933	3,191	9,124
Other	1,902	586	2,488
Total of loans and other financial liabilities	29,717		29,717

33.2.4 Breakdown of loans by type of interest rate, before and after swaps

(in millions of euros)	12.31.2005		
	Initial debt structure	Impact of hedging swaps	Debt structure after swaps
Fixed rates	21,686	63	21,749
Floating rate	8,031	(63)	7,968
Loans and other financial liabilities	29,717		29,717

33.2.5 Available credit lines

The Group has credit lines with various banks totaling €9,465 million at December 31, 2005.

(in millions of euros)	Total	Maturity		
		< 1 year	1-5 years	> 5 years
Confirmed credit lines	9,465	3,458	6,007	

33.2.6 Fair value of loans and other financial liabilities at December 31, 2005

(in millions of euros)	12.31.2005	
	Fair value	Net book value
Loans and other financial liabilities	32,808	29,717
Total	32,808	29,717

33.3 Net indebtedness

Net indebtedness comprises total loans and financial liabilities, less cash and cash equivalents and liquid assets. Liquid assets are financial assets with original maturity of over three months, that are readily convertible into cash regardless of their maturity and are managed according to a liquidity-oriented policy (monetary investment funds, government bonds, negotiable debt instruments).

(in millions of euros)	12.31.2005	01.01.2005	12.31.2004
Loans and other financial liabilities	29,717	25,909	25,787
Derivatives used to hedge liabilities	240	487	-
Cash and cash equivalents	(7,220)	(3,820)	(3,150)
Short-term financial assets		-	(2,960)
Liquid assets	(4,580)[1]	(2,243)[2]	-
Net financial liabilities from companies disclosed in liabilities related to the assets classified as held for sale	434	-	-
Net indebtedness	18,591	20,333	19,677

(1) Held for sale financial assets: €4,322 million, financial assets carried at fair value: €258 million.

(2) Held for sale financial assets: €2,095 million, financial assets carried at fair value: €148 million.

33.4 Changes in net indebtedness

Changes in net indebtedness in 2005 include the impacts of EDF SA's capital increase (€6,350 million) and the takeover of Edison (€7,083 million), corresponding to the amounts disbursed for the acquisition of IEB shares and the public tender offer for Edison shares, and Edison's share of indebtedness:

(in millions of euros)	12.31.2005	12.31.2004
Operating profit before depreciation and amortization (EBITDA)	**13,010**	**13,417**
Cancellation of non-monetary items included in EBITDA	(670)	(1,469)
Dividends received from companies accounted for under the equity method	90	90
Change in net working capital	1,332	473
Other items	98	(149)
Net cash flow from operations	**13,860**	**12,362**
Acquisitions of intangible assets and of property, plant and equipment	(5,248)	(4,940)
Disposals of intangible assets and property, plant and equipment	383	383
Net financial expenses disbursed	(1,188)	(1,096)
Income tax paid	(392)	(2,047)
Tax and interest paid following the decision of the European Commission		(1,224)
Free cash flow	**7,415**	**3,438**
Investments (including investments in consolidated companies)	(4,517)	400
Dividends paid	(428)	(367)
Increase in capital and change in other equity	6,350	248
Payment related to the pension reform	(3,296)	-
Payment related to Marcoule	(523)	-
Other items	82	-
Monetary decrease in net indebtedness, excluding the impact of changes in scope of consolidation and exchange rates	**5,083**	**3,719**
Effect of change in scope of consolidation	(2,314)	601
Effect of exchange rate fluctuations	(830)	58
Effect of other non-monetary changes	(197)	(20)
Increase/decrease in net indebtedness	**1,742**	**4,358**
Net indebtedness at beginning of period*	**20,333**	**24,035**
Net indebtedness at end of period	**18,591**	**19,677**

*Including impacts of application of IAS 32 and 39 standards at January 1, 2005 (see note 33.3).

33.5 Guarantees of borrowings

Guarantees of borrowings by the Group at December 31, 2005 comprise the following:

(in millions of euros)	Total	Maturity		
		< 1 year	1-5 years	> 5 years
Security interests in real property	2,939	1,657	335	947
Guarantees related to borrowings	925	43	582	300
Other financing commitments	265	36	146	84
Financing commitments given	**4,130**	**1,736**	**1,063**	**1,331**
Financing commitments received*	**326**	**75**	**224**	**27**

*Excluding credit lines (see note 33.2.5).

Security interests in real property and assets provided as guarantees mainly concern property, plant and equipment and take the form of pledges or mortgages, and shares representing investments in consolidated subsidiaries which own property, plant and equipment. The net book value of current and non-current assets given as guarantee is €2,939 million.

Guarantees on loans were principally given by EDF SA, EDF International and EDF Energy.

Financing commitments received mainly concern EDF SA.

Note 34. Derivatives

As an operator in the energy sector at international level, the EDF Group is exposed to interest rate risks, exchange rate risks and the risk of fluctuations in commodity prices.

To limit and control these risks, the Group has introduced a dedicated structure responsible for defining risk management policy and its governing principles, and supervising their correct application.

EDF entities and Group subsidiaries, particularly EDF Trading, EnBW and EDF Energy, have adapted these principles as appropriate for management of the risks inherent to their business.

The commitment on the energy markets of EDF Trading, which trades on organized and over-the-counter markets in derivatives such as futures, forwards, swaps and options, is monitored at Group level by reference to a VaR (value at risk) limit.

Exchange rate risks, interest rate risks and commodity price risks create volatility affecting Group results, equity and cash flows from one period to the next. The EDF Group uses derivatives in a range of hedging strategies to eliminate or limit such risks.

The main derivatives used are forward exchange contracts and currency swaps, interest rate swaps, cross currency swaps and commodity futures, forwards and swaps.

34.1 Derivatives and hedge accounting

Hedge accounting is applied in compliance with IAS 39, and concerns interest rate derivatives used to hedge long-term indebtedness, currency derivatives used to hedge net foreign investments and debts in foreign currencies, and currency and commodity derivatives used to hedge future cash flows.

34.1.1 Fair value hedging

The EDF Group hedges the exposure to changes in the fair value of fixed-rate debts. The derivatives used for this hedging are fixed/floating interest rate swaps and cross currency swaps, with changes in fair value recorded in the income statement.

At December 31, 2005, the ineffective portion of fair value hedging represented a loss of €47 million, included in the financial result.

The Group also hedges certain firm commitments to purchase nuclear fuels, using forward currency contracts.

34.1.2 Cash flow hedging

The EDF Group uses cash flow hedging principally for the following purposes:
- to hedge its floating-rate debt, using interest-rate swaps (floating/fixed rate);
- to hedge the exchange rate risk related to debts contracted in foreign currencies, using currency swaps;
- to hedge future cash flows related to expected sales and purchases of electricity, gas, coal and nuclear fuel, using futures, forwards and swaps.

At December 31, 2005, the ineffective portion of cash flow hedging represented a loss of €1.9 million, included in the financial result.

34.1.3 Hedging of net foreign investments

Hedging of net foreign investments is used for protection against exposure to the exchange rate risk related to net investment in the Group's foreign entities.

This risk is managed at Group level either by contracting debts for investments in the same currency, or through the markets. In this last case, the Group uses currency swaps and forward exchange contracts.

At December 31, 2005, the changes in fair value of these derivatives used to hedge net foreign investments amounted to €(108) million, recorded in equity.

34.1.4 Impact of hedging derivatives on equity

In 2005, the impact of hedging derivatives recorded in equity, after deferred taxes, amounted to:
- €21 million for interest rate hedging derivatives;
- €(150) million for exchange rate hedging derivatives;
- €(108) million for derivatives used to hedge net foreign investments;
- €437 million for commodity hedging derivatives.

Changes in the fair value of commodity hedging derivatives are due to:
- a €(120) million loss on contracts hedging electricity contracts due to a rise in electricity prices;
- a €591 million gain on contracts hedging EDF Energy's gas purchase contracts.

34.1.5 Interest rate hedging derivatives

Interest rate hedging derivatives break down as follows:

(in millions of euros)	Notional at 12.31.2005				Fair value
	< 1 year	1-5 years	> 5 years	Total	12.31.2005
Fixed rate payer/floating rate receiver	49	234	532	815	(13)
Floating rate payer/fixed rate receiver	39	115	554	708	32
Interest rate hedging derivatives	88	349	1,086	1,523	19

34.1.6 Exchange rate hedging derivatives

Exchange rate hedging derivatives break down as follows:

(in millions of euros)	Notional amount to be received at 12.31.2005				Notional amount to be given at 12.31.2005				Fair value
	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years	Total	12.31.2005
Forward exchange transactions	574	673	-	1,247	439	399	-	838	3
Swaps	1,374	4,015	2,492	7,881	1,271	3,546	2,558	7,375	200
Foreign currency hedges	1,948	4,688	2,492	9,128	1,710	3,945	2,558	8,213	203

34.1.7 Commodity hedging derivatives

The fair value of commodity hedging derivatives breaks down as follows:

(in millions of euros)	12.31.2005 Fair value
Swaps	(4)
Forwards/futures	(147)
Electricity	(151)
Forwards/futures	608
Gaz	608
Swaps	(22)
Forwards/futures	(2)
Coal	(24)
Forwards/futures	(1)
CO_2	(1)
Commodity contracts	432

34.2 Other instruments

As a general policy, the Group uses derivatives to hedge the financial risks to which it is exposed and not for speculative purposes.

Interest rate and currency derivatives that act as an economic hedge of a risk but do not qualify for hedge accounting under IFRS are stated at fair value, with changes in fair value recorded in the income statement.

The Group enters into trading operations on the wholesale electricity, natural gas and fossil fuel markets, mainly through its subsidiary EDF Trading. EDF Trading undertakes spot and forward transactions using instruments such as forward contracts involving physical delivery of a commodity, swaps and options, and other contractual agreements.

While EDF Trading is responsible for controlling its own exposure to energy market risks, its commitment on the markets is also managed at group level through a VaR limit with a stop-loss limit.

Regarding the credit risk, i.e. the risk of default on contractual obligations by counterparties, EDF Trading has set up a management system based on the four following principles:

- quantitative and qualitative analysis of all counterparties, in order to define the limits for exposure to counterparty risk; these limits are approved by EDF Trading's Credit Committee;
- daily measurement of risk exposure; EDF Trading measures the credit risk based on future payments, plus the cost of replacing contracts. For the purposes of these assessments, the company assumes maximum increases in the replacement cost over the residual terms of contracts;
- daily management of limits, involving monitoring and reporting of overall exposure; and
- daily monitoring of guarantees.

90% of EDF Trading's credit exposure concerns "investment grade" counterparties.

34.2.1 INTEREST RATE DERIVATIVES HELD FOR TRADING

Interest rate derivatives held for trading break down as follows:

(in millions of euros)	Notional amount 12.31.2005				Fair value
	< 1 year	1-5 years	> 5 years	Total	12.31.2005
Purchases of CAP contracts	-	168	-	168	-
Purchases of FLOOR contracts	-	168	-	168	(1)
Interest rate transactions	**-**	**336**	**-**	**336**	**(1)**
Fixed rate payer/floating rate receiver	2,575	-	1,872	4,447	(182)
Floating rate payer/fixed rate receiver	1,474	-	1,872	3,346	263
Interest rate swaps	**4,049**	**-**	**3,744**	**7,793**	**81**
Interest rate derivatives held for trading	**4,049**	**336**	**3,744**	**8,129**	**80**

34.2.2 Currency derivatives held for trading

Currency derivatives held for trading break down as follows:

(in millions of euros)	Notional to be received at 12.31.2005				Notional to be given at 12.31.2005				Fair value
	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years	Total	12.31.2005
Forward transactions	1,249	795	56	2,100	1,201	756	48	2,005	(18)
Swaps	2,295	977	83	3,355	2,297	960	64	3,321	53
Embedded currency derivatives	-	-	-		-	-	-		(41)
Currency derivatives held for trading	**3,544**	**1,772**	**139**	**5,455**	**3,498**	**1,716**	**112**	**5,326**	**(6)**

34.3 Equity derivatives

Equity derivatives consist of Edison share warrants and amount to €228 million.

34.4 Commodity contracts classified as derivatives

Details of commodity contracts classified as derivatives are as follows:

(in millions of euros)	12.31.2005 Fair value
Swaps	5
Options	(9)
Forwards/futures	400
Electricity	**396**
Swaps	61
Options	951
Forwards/futures	(1,377)
Gaz	**(365)**
Swaps	190
Options	48
Forwards/futures	12
Petroleum products	**250**
Swaps	118
Forwards/futures	(73)
Freight	(22)
Coal	**23**
Forwards/futures	9
CO_2	**9**
Forwards/futures	3
Other	**3**
Commodity hedging derivatives	**316**

Note 35. Other liabilities

Details of other liabilities are as follows:

(in millions of euros)		12.31.2005	12.31.2004
Advances received		3,749	3,582
Liabilities related to property, plant and equipment		506	279
Tax and social charges		5,364	7,703
Deferred income		7,079	6,999
Other		3,201	3,806
Other liabilities		19,899	22,369
	Non-current	5,932	6,479
	Current	13,967	15,890

Change in tax and social charges results from the payments made to the CNAV, AGIRC ARRCO, totaling €3,296 million.

Note 36. Related parties

Details of transactions with related parties are as follows:

(in millions of euros)	Proportionally consolidated companies		Companies accounted for under the equity method		French State and state-owned entities		Group Total	
	12.31.2005	12.31.2004	12.31.2005	12.31.2004	12.31.2005	12.31.2004	12.31.2005	12.31.2004
Sales	110	80	291	170	585	563	986	813
Fuel and energy purchases	81	49	119	92	1,556	1,512	1,756	1,653
Other external purchases		-	20	18	171	157	191	175
Financial assets	89	-	3	15	130	141	222	156
Other assets	33	7	18	15	1,001	968	1,052	990
Financial liabilities	64	7	1	1		-	65	8
Other liabilities	309	306	162	176	283	351	754	833

36.1 Transactions with entities included in the scope of consolidation

EDF has entered into various commercial contracts with its subsidiaries and affiliates. EDF and EnBW, in particular, entered into an agreement in 2001 defining the methods of cooperation between the two companies. This contract is for an unlimited term and cannot be terminated before 2006.

Transactions with proportionally consolidated companies and companies accounted for under the equity method concern sales and purchases of energy.

36.2 Relations with the French State and State-owned entities

36.2.1 Relations with the French State

Following the IPO, the French State now holds 87.3% of the capital of EDF SA, and is thus entitled in the same way as any majority shareholder to control company decisions that require approval by the shareholders.

In accordance with the legislation applicable to all companies having the French State as their majority shareholder, EDF is subject to certain inspection procedures, in particular economic and financial inspections by the State, audits by the French Court of Auditors *(Cour des Comptes)* or Parliament, and verifications by the French General Finance Inspectorate *(Inspection Générale des Finances)*.

Under an agreement on the monitoring of external investments entered into by the French State and the EDF Group on July 27, 2001, procedures exist for prior approval by the French State or notification (advance or otherwise) of the State in respect of certain planned investments, extensions or disposals by the Group. This agreement also introduced a procedure for monitoring the results of external growth operations.

The new public service contract between the French State and EDF was signed on October 24, 2005. This contract is designed to form the framework for public service missions entrusted by the lawmaker to EDF for an unlimited period, since the Law of August 9, 2004 simply requires presentation of a report every three years to the French parliament without stipulating the duration of the contract.

EDF, like other electricity producers, also participates in the multi-annual generation-investment program defined by the minister in charge of energy, which sets objectives for the allocation of generation capacity.

Finally, the French State intervenes through the regulation of electricity and gas markets, particularly for authorization to build and operate generation facilities, and establishment of the sales prices for non-eligible customers, transmission and distribution prices, and the level of the Contribution to the Public Electricity Service *(Contribution aux charges de service public de l'électricité – CSPE)*.

36.2.2 Relations with Gaz de France

Since 1951, all of EDF's distribution activities have been undertaken with Gaz de France within the scope of a common structure. Since July 1, 2004, EDF and Gaz de France have each set up their own distribution network operator. The common electricity and gas network operator, EDF Gaz de France Distribution (EGD), manages local energy distribution public services, covering network construction, operation and maintenance, metering, and relations with non-eligible customers.

In October 2004, EDF and GDF signed a contract defining their relationship in respect of the common operator, its scope of competence and the allocation of costs generated by its activities, as well the governance methods.

EDF and GDF also have two other common services governed by contracts:
- the Personnel Division (DPRS) for IEG status personnel management;
- the Information Technology and Telecommunications Division (DIT), which is responsible for certain information systems.

36.2.3 Relations with public sector entities

The Group enters into normal business transactions with public sector entities, mainly for electricity supplies and invoicing for access to the transmission network.

Reprocessing and transportation of nuclear fuel by COGEMA for EDF account for most of the energy purchase costs from state-owned entities. Other purchases concern nuclear plant maintenance services provided by the AREVA group.

Other assets mainly consist of advances on these purchase contracts.

Note 37. Greenhouse gas emission quotas

EDF Group companies EDF SA, EnBW, EDF Energy, Edison, Fenice, Dalkia International and Dalkia Investissements were all allocated greenhouse gas emission quotas recorded in their national registers.

For 2005, the total quota allocation to the Group recorded in the national registers was 50.7 million tonnes.

The volume of emissions at December 31, 2005 stood at 56.1 million tonnes. The resulting provision in respect of over-quota emissions amounts to €95 million.

The greenhouse gas emission quotas receivable for 2006 and 2007 total 101.1 million tonnes, valued at €2,193 million.

The Polish subsidiaries were allocated greenhouse gas emission quotas of 16 million tonnes for 2005, but these quotas were not recorded in the national register at December 31, 2005. Emissions by the Polish subsidiaries for 2005 totaled 15.4 million tonnes, and no provision is therefore required in view of the quotas allocated at December 31, 2005.

The quotas for the Hungarian subsidiaries had not yet been allocated at December 31, 2005.

Note 38. Environment

EDF SA's environment-related expenses break down as follows:

38.1 Environmental assets

In 2005, the total expenses included in "property, plant and equipment" in EDF SA's balance sheet were €123 million, mainly incurred for protection of the countryside (€73 million), the installation of depollution systems to reduce nitrous oxide emissions by fossil-fired plants, and environmental compliance work on oil-fired facilities.

38.2 Environmental liabilities

€25,763 million of provisions were recorded at December 31, 2005, primarily covering plant decommissioning, depreciation of last cores, and reprocessing, storage and removal of nuclear fuel and radioactive waste (see notes 31.2 and 31.3).

38.3 Environmental expenses

In 2005, the total amount of environment-related expenses was €610 million, mainly concerning waste removal and processing (€115 million), radiation protection (€79 million) and research and development related to the environment (€121 million).

Note 39. Subsequent events

EDF has begun a process to seek buyers for some or all of its Brazilian assets. The data rooms were opened in January 2006.

40. Scope of consolidation

The scope of consolidation at December 31, 2005 is as follows:

Company	Head office	% owned	% voting rights	Consolidation method	Business sector	Siren No
France						
Electricité de France SA (1)	22-30, avenue de Wagram 75382 Paris Cedex 08/France	100	100	Parent company	G, D, S	552081317
RTE EDF Transport (1)	Tour Initiale 1, terrasse Bellini - TSA 41000 92919 Paris-La Défense/France	100	100	FC	T	444619258
Europe						
EDF Energy	Templar House 81-87 High Holborn London WC1V 6NU/United Kingdom	100	100	FC	G, D, S	
EnBW	Durlacher Allee 93 D-76131 Karlsruhe/Germany	46.12	46.12	PC	G, D, S, T	
Motor Columbus	Parkstrasse 27 CH-5401 Baden/Switzerland	22.28	20	EM	G	
Group Atel	Bahnhofquai 12 CH-4601 Olten/Switzerland	14.44	21.23	EM	G, D, S, T	
Finelex BV	Drentestraat 20 1083 HK Amsterdam/The Netherlands	100	100	FC	G	
ECK Cracow	Ul. Cieplownicza 1 31-587 Cracow 28/Poland	66.26	66.26	FC	G	
Kogeneracja	Ul. Lowiecka 24 50-220 Wroclaw/Poland	35.5	49.83	FC	G	
ECW	Ul. Swojska 9 80-867 Gdansk/Poland	77.48	77.48	FC	G	
Rybnik	Ul. Podmiejska 44-270 Rybnik/Poland	78.07	70.28	FC	G	
Zielona Gora	Elektrociepłownia Zielona Gora ul. Zjednoczenia 103 65 120 Zielona Gora/Poland	35.44	99.85	FC	G, D	
Demasz	Klauzal Ter 9 6720 Szeged/Hungary	60.91	60.91	FC	D	
Bert	Budafoki ut 52 1117 Budapest XI/Hungary	95.57	95.57	FC	G	
Group Estag	Palais Heberstein/Leonhard-strasse 59 A-8010 Graz/Austria	20	25	EM	G, S	
SSE	Ulica Republiky c. 5 01047 Zilina/Slovakia	49	49	EM	D	
Cinergy Holding Company BV	BurgeEmester Haspelslaan 455/F 1181 NB Amstel Veen/The Netherlands	50	50	PC	G	
Edison*	Foro Buonaparte n° 31 20121 Milano/Italy	51.58	50	PC	G, D, S	
Transalpina di Energia (TdE)	Foro Buonaparte n° 31 20121 Milano/Italy	50	50	PC	S	
Italenergia bis	Studio Pirola Corso Montevecchio 39 10129 Torino/Italy	100	100	FC	S	
Wagram 1	Studio Pirola Corso Montevecchio 39 10129 Torino/Italy	100	100	FC	S	

*See note 6.5.

Company	Head office	% owned	% voting rights	Consolidation method	Business sector	Siren No
Wagram 4	Studio Pirola Corso Montevecchio 39 10129 Torino/Italy	100	100	FC	S	
Finel	Foro Buonaparte n° 31 20121 Milano/Italy	61.26	61.26	PC	G	
Fenice	Via Acqui n° 86 10090 Rivoli/Italy	100	100	FC	G	
EDF Energia Italia	EDF Energia Italia Srl EDF - Bureau de Roma/Via Abruzzi n° 25 00187 Roma/Italy	100	100	FC	G	
Hispaelec	C/Alcala 54-3°Izda 28014 Madrid/Spain	100	100	FC	G	
Port-Said	92 El Nile St Apt 12 1611 GIZA/Egypt	100	100	FC	G	
Port-Suez	92 El Nile St Apt 12 1611 Giza/Egypt	100	100	FC	G	
Azito O&M SA	Yopougon Niangon Sud-village Azito 23 BP 220 2204 Abidjan/Ivory Coast	50	50	PC	G	
Azito Energie	01 B.P. 3963 Abidjan 01/Ivory Coast	32.85	32.85	PC	G	
Rest of the world						
Edenor	Azoparado 1025 Piso 171 107/Buenos Aires/Argentina	25	25	EM	D	
Lidil	Avenida Marechal Floriano n° 168 - Bloco 1 - 2° Andar centro CEP 20080 Rio de Janeiro/Brazil	100	100	FC	D	
Light	Avenida Marechal Floriano n° 168 - Bloco 1 - 2° andar/CEP20080 - 002 Caixa Postal Centro Rio de Janeiro/Brazil	89.57	89.57	FC	D	
Light Energy	Avenida Marechal Floriano n° 168 - Bloco 1 - 2° andar/CEP20080 - 002 Caixa Postal Centro Rio de Janeiro/Brazil	89.57	89.57	FC	D	
Light Overseas Investment	Avenida Marechal Floriano n° 168 - Bloco 1 - 2° Andar CEP20080 - 002 Caixa Postal/Centro Rio de Janeiro/Brazil	89.57	89.57	FC	D	
Norte Fluminense	Avenida Graça Aranha n° 182 ao 9° andar/CEP 20030 - 002 Caixa Postal Rio de Janeiro/Brazil	90	90	FC	G	
Ute Paracambi	Avenida Graça Aranha, n° 182 ao 9° Andar CAP 20030 Rio de Janeiro/Brazil	100	100	FC	G	
Controladora Del Golfo	C/O Compania Mexicana de Gerencia y Operacion SA de CV, Panzacola n° 62, Local 202, Villa Coyoacan, 04000 Mexico DF	100	100	FC	G	
Central Anahuac SA de CV	C/O Compania Mexicana de Gerencia y Operacion SA de CV, Panzacola n° 62, Local 202, Villa Coyoacan, 04000 Mexico DF	100	100	FC	G	
Central Saltillo SA de CV	C/O Compania Mexicana de Gerencia y Operacion SA de CV, Panzacola n° 62, Local 202, Villa Coyoacan, 04000 Mexico DF	100	100	FC	G	
Central Lomas del Real SA de CV	C/O Compania Mexicana de Gerencia y Operacion SA de CV, Panzacola n° 62, Local 202, Villa Coyoacan, 04000 Mexico DF	100	100	FC	G	
Altamira	Paseo de la Reforma 287 Piso 3 Colonia Cuauhtemoc, 06500 Mexico DF	51	51	FC	G	

Company	Head office	% owned	% voting rights	Consolidation method	Business sector	Siren No
Valle Hermoso	C/O Compania Mexicana de Gerencia y Operacion SA de CV, Panzacola n° 62, Local 202, Villa Coyoacan, 04000 Mexico DF	100	100	FC	G	
Figlec	25th floor, 1 Tai an office building 38-2, Minzu Road Nanning Guangxi/530022 China	100	100	FC	G	
Synergie	Laibin Power Plant/Post Box 09 Laibin County 546138 Guangxi/China	85	85	FC	G	
Shandong Zhonghua Power Company (SZPC)	14 Jing San Road 25001Jinan/Shandong/China	19.6	19.6	EM	G	
Meco	Sun Wah Tower/115 Nguyen Hue Street District 1/Ho Chin Minh City/Vietnam	56.25	56.25	FC	G	
Nam Theun Power Company	Unit 09, That Luang Road, Nong Bone Village PO Box 5862 Vientiane, Lao PDR	35	35	EM	G	
EDF Trading						
EDF Trading	Mid City Place 71, High Holborn/London WC 1V6ED/England	100	100	FC	S	
Other						
Emosson	Centrale de la Bâtiaz CH-1920 Martigny/Switzerland	50	50	PC	G	
Richemont (f)	Centrale Sidérurgique de Richemont 57270 Richemont/France	100	100	FC	G	
EDF Belgium (ex-Semobis)	Boulevard Bischoffsheim B-1000 Bruxelles/Belgium	100	100	FC	G	
EDF Capital Investissement (f)	16, avenue de Friedland 75008 Paris/France	100	100	FC	S	413114653
Sapar Finance (f)	Site Cap Ampère Les Patios 1, place Pleyel - 93282 Saint-Denis cedex/France	100	100	FC	S	347889149
C2 (f)	20, place de la Défense 92050 Paris-La Défense cedex/France	100	100	FC	S	421328162
C3 (f)	22-30, avenue de Wagram 75382 Paris Cedex 08/France	100	100	FC	S	428722714
Immobilière Wagram Etoile (f)	20, place de la Défense/Tour EDF 92050 Paris-La Défense cedex/France	100	100	FC	S	414660043
La Gérance Générale Foncière (f)	20, place de la Défense/Tour EDF 92050 Paris-La Défense cedex/France	99.86	99.86	FC	S	562054510
Immobilière PB6	31, rue de Mogador - 75009 Paris/France	50	50	PC	S	414875997
Société Foncière Immobilière et de Location (Sofilo) (f)	20, place de la Défense Tour EDF 92050 Paris-La Défense cedex/France	100	100	FC	S	572184190
EDF International (f)	20, place de la Défense - Tour EDF 92050 Paris-La Défense/France	100	100	FC	S	380415125
Société d'Investissement en Autriche	La Défense 4 Tour EDF 20, place de La Défense 92050 Paris-La Défense cedex/France	80	80	FC	G	421089913
EDF Developpement Environnement SA (f)	La Défense 4 cœur Défense immeuble 1 90, esplanade du Général de Gaulle 92933 Paris-La Défense cedex/France	100	100	FC	G	380414482
Electricité de Strasbourg	26, boulevard du Président Wilson 67953 Strasbourg cedex 9/France	74.86	74.86	FC	D	558501912
A.S.A.- Holding A.G.	Hans-Hruschka Gasse 9 A2325 Himberg/Austria	100	100	FC	S	

Company	Head office	% owned	% voting rights	Consolidation method	Business sector	Siren No
VERO GmbH	Libertas-Intercount Revisions und Beratungsgesellschaft Wien Teinfaltstrasse 4/Austria	100	100	FC	S	
T.I.R.U. SA - Traitement Industriel des résidus urbains	La Défense 8 Tour Franklin 92042 Paris La Défense Cedex/France	51	51	FC	S	334303823
EnXco	63-665 19th avenue North Palm Springs California 92258/USA	50	50	PC	S	
EDF Energies Nouvelles (ex-SIIF Energies)	Cœur Défense 4 Immeuble B1 90, esplanade du Général de Gaulle 92933 Paris-La Défense cedex/France	50	50	PC	S	379677636
Dalkia Holding	37, avenue Maréchal de Lattre de Tassigny 59350 St-André-Lez-Lille/France	34	34	EM	S	403211295
Edenkia	37, avenue Maréchal de Lattre de Tassigny 59350 St-André-Lez-Lille/France	50	50	EM	S	434109807
Dalkia International	37, avenue Maréchal de Lattre de Tassigny 59350 St-André-Lez-Lille/France	50	24.14	PC	S	433539566
Dalkia Investissement	37, avenue Maréchal de Lattre de Tassigny 59350 St-André-Lez-Lille/France	67	50	PC	S	404434987

FC = full consolidation, PC = proportional consolidation, EM = accounted for under the equity method;
G = Generation, D = Distribution, S = Services, T = Transmission.
(f) fiscally consolidated companies

Statutory auditors' report

Statutory Auditors' Report on the Consolidated Financial Statements for the year ended December 31, 2005

To the shareholders,

In accordance with our appointment as statutory auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Electricité de France SA for the year ended December 31, 2005.

The consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRS, as adopted in the European Union. They include, for comparison purposes, information related to the 2004 fiscal year restated using the same principles, except for IAS 32, IAS 39 and IFRS 4 which, in accordance with the option offered by IFRS 1, have only been applied by the Company since January 1, 2005.

1. OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, present fairly, in all material aspects, the financial position and assets and liabilities of the Group as of December 31, 2005 and the results of its operations for the year then ended in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw your attention to the following points described in the notes to the consolidated financial statements:

• The valuation of long-term provisions relating to nuclear electricity production, as described in notes 4.1.1, 31.2 and 31.3 to the consolidated financial statements, results as indicated in note 4.1 from Management best estimates. This valuation is sensitive to the assumptions made concerning costs, inflation rates, long-term discount rates, and forecast cash outflows as well as the results of current negotiations with Areva. Given the aforementioned sensitive items, any change in these parameters could lead to a material revision of the level of provisioning.

• The approach adopted by EDF under existing IFRS to present in the balance sheet its obligation to renew property plant and equipments used for the French public distribution of electricity, as described in note 5, is based on the specific characteristics of concession contracts. The amount of contractual obligations as calculated and disclosed to the grantors in reports is used for evaluating the obligation. An alternative approach based on the discounted value of future payments necessary for replacement of these assets at the end of their industrial useful life would result in a different representation of the obligation towards grantors. The impacts this approach would have had on the accounts are shown in note 5 for information purposes. Measurement of the concession liability concerning assets to be replaced is notably subject to uncertainty in terms of costs and disbursement dates.

This is a free translation into English of the independent auditors' report on the consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in any auditor's report, whether qualified or not, i.e. an explanatory paragraph separate from and presented below the audit opinion discussing the auditor's assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing the audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

2. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of Article L.823-9 of the French Commercial Code *(Code de commerce)* relating to the justification of our assessments, we bring to your attention the following matters:

Accounting principles and methods

As part of our assessment of the Group's accounting principles and methods, we have verified the appropriateness of the disclosures presented in Notes 4.11.2 and 5.2 with respect to greenhouse gas emission quotas and concessions, areas which are not specifically treated in IFRS as adopted in the European Union.

We have made an examination of the methods used for preparing the 2004 pro forma financial information, which are disclosed in note 7. The purpose of which being solely to simulate the impacts that the French law Electricity and Gas Industries (IEG) pension funding reform and measures relating to distribution and transport of electricity networks introduced by the Law of August 9, 2004 would have had on the income statement of the EDF Group, had the above changes been effective on January 1, 2004.

Estimates

Notes 4.1.1 to 4.1.5 to the consolidated financial statements mention the accounting methods used by the Group which are sensitive to estimates. Our procedures consisted in assessing the financial information and underlying assumptions on which these estimates are based, reviewing the calculations performed by the Company as well as the procedures for approving these estimates by Management and finally verifying that the notes to the consolidated financial statements provide appropriate disclosures with respect to the assumptions adopted by the Group.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

3. SPECIFIC PROCEDURES

Furthermore, in accordance with professional standards applicable in France, we have also verified the information relating to the Group given in the management report. We have nothing to report regarding its fair presentation and consistency with the consolidated financial statements.

Paris-La Défense and Neuilly-sur-Seine, March 9, 2006

The Statutory Auditors

KPMG Audit
Département de KPMG SA

Jean-Luc Decornoy   Michel Piette

Deloitte & Associés

Amadou Raimi   Tristan Guerlain

EDF's summary Corporate financial statements at December 31, 2005

The information in this report contains the most significant and user-relevant figures only.
All the documents, including the full financial statements concerned by the statutory auditors' report, are available on request from the Financial Reporting Division *(Direction de la Communication Financière)* at EDF's head office, 22-30 avenue de Wagram, 75382 Paris Cedex 08.

N.B.: Most figures in the tables are reported in millions of euros. The resulting approximation can lead to slight differences in totals or variations.

Income statements

(in millions of euros)	2005	2004
Sales	30,849	30,210
Change in inventories and work in process	244	232
Capitalized production	844	904
Revenue	**31,938**	**31,346**
Purchases and other external expenses	(17,183)	(14,276)
Gross profit	**14,755**	**17,069**
Operating subsidies	1,304	1,563
Personnel expenses	(6,952)	(7,633)
Taxes other than income taxes	(2,308)	(2,566)
Operating profit/(loss) before depreciation, amortization and other expenses	**6,799**	**8,434**
Depreciation allowances and recoveries	(3,343)	(3,425)
Net (increase)/decrease in provisions	186	300
Other operating income and expenses	(385)	(1,574)
Operating profit/(loss)	**3,257**	**3,735**
Financial income and expenses	**(470)**	**(2,052)**
Current profit/(loss)	**2,787**	**1,683**
Exceptional profit/(loss)	**1,126**	**(74)**
Income taxes	(381)	(706)
Net profit/(loss) for the period	**3,532**	**902**

Balance sheets

Assets

(in millions of euros)

			12.31.2005	12.31.2004
Fixed assets	Intangible assets		936	528
	Property, plant and equipment		65,337	74,598
	Investments		35,883	18,580
	Subtotal fixed assets	(I)	**102,156**	**93,707**
Current assets	Inventories, including work in process		5,620	6,305
	Payments in advance		230	250
	Trade receivables		11,791	12,708
	Marketable securities		8,816	3,291
	Cash instruments		65	49
	Cash and cash equivalents		694	468
	Prepaid expenses		475	497
	Subtotal current assets	(II)	**27,689**	**23,569**
	Deferred charges and unrealized foreign exchange losses	(III)	**66**	**145**
	Total assets	(I+II+III)	**129,911**	**117,420**

Equity and liabilities

(in millions of euros)

			12.31.2005	12.31.2004
Capital and reserves	Capital		911	8,129
	Capital contributions			-
	Share issue and merger premiums		6,135	25
	Reserves and revaluation reserve		8,976	4,005
	Retained earnings		(10,028)	(2,863)
	Profit or loss for the period		3,532	902
	Investment grants received		57	197
	Tax regulated provisions		8,065	8,995
	Subtotal		**17,649**	**19,390**
	Special concession accounts		25,163	19,906
	Subtotal	(I)	**42,812**	**39,296**
	Provisions for risks and expenses	(II)	**49,417**	**42,418**
Liabilities	Loans and financial liabilities		12,583	13,278
	Advances and payments on account received		2,975	2,850
	Trade payables and other liabilities		17,616	14,537
	Cash instruments		235	545
	Deferred income		4,118	4,315
	Subtotal liabilities	(III)	**37,528**	**35,524**
	Unrealized foreign exchange gains	(IV)	**154**	**182**
	Total equity and liabilities	(I+II+III+IV)	**129,911**	**117,420**

Cash flow statements

(in millions of euros)		2005	2004 pro forma	2004 as published
Operating activities:				
Net profit/(loss)				902
Income tax				706
Profit/(loss) before income tax		3,913	1,608	1,608
Amortization, depreciation and provisions		1,126	5,694	5,694
Net gains on disposals of fixed assets		67	55	55
Financial profits and losses		1,306	(490)	(490)
Other movements		(31)	29	29
Cash flows from operating activities before changes in working capital				6,897
Net change in inventories				290
Net change in accounts receivable				(422)
Net changes in accounts payable				629
Changes in working capital		1,806	597	497
Net cash flows from operations		8,187	7,493	
Net financial expenses paid		(1,196)	(257)	(257)
Income taxes paid		127	(1,642)	(1,642)
Payment related to the pension reform		(3,292)		
Payment related to Marcoule		(523)	(100)	
Cash flows from operating activities	(A)	3,303	5,494	5,494
Investing activities				
Purchases of tangible and intangible fixed assets		(2,570)	(2,790)	(2,790)
Sales of investments		62	182	
Purchases of investments				(1,559)
Disposals of fixed assets				1,489
Variation in financial assets		(7,069)	903	1,155
Cash flows from investing activities	(B)	(9,577)	(1,704)	(1,704)
Financing activities:				
Issuance of borrowings and underwriting agreements		4,209	3,008	3,194
Repayment of borrowings		(1,217)	(6,169)	(6,169)
Dividends paid		(374)	(321)	(321)
Increase in special concession accounts		192	186	
Capital increase		6,132		
Investment subsidies		15	22	22
Cash flows from financing activities	(C)	8,956	(3,274)	(3,274)
Net increase/(decrease) in cash and cash equivalents	(A)+(B)+(C)	2,682	517	517
Cash and cash equivalents - opening balance		1,068	883	883
Effect of currency fluctuations			4	4
Reclassification impact		0	(336)	(336)
Financial income on cash and cash equivalents		86		
Cash and cash equivalents - closing balance		3,838	1,068	1,068

The presentation of the Cash Flow Statements was revised in 2005 for coherence with the Cash Flow Statement format used for the consolidated financial statements.

Note 1. Differences between the accounting policies and presentation formats used for EDF's corporate financial statements and the consolidated financial statements

Pursuant to European regulation 1606/2002 of July 19, 2002 on the adoption of international accounting standards, the EDF group's consolidated financial statements for the year ending December 31, 2005 are prepared in accordance with international accounting standards approved by the European Union for application at that date in compliance with IFRS 1, "First-Time Adoption of International Financial Reporting Standards". These international standards are IFRS (International Financial Reporting Standards), IAS (International Accounting Standards), and the relevant interpretations issued by the SIC and IFRIC.

EDF's financial statements are prepared in accordance with generally accepted accounting principles for industrial and commercial companies, including certain principles adopted because of specific features of the company. In addition, in accordance with a decree of October 22, 1947, EDF uses a specific chart of accounts submitted for examination to the CNC (French National Accounting Council) and approved by ministerial ordinance.
EDF's chart of accounts was declared valid by the CNC on December 19, 1984 and approved in 1986 by the regulatory authority (decision by the French Ministries of Economy and Industry issued on December 26, 1986).

Note 2. Accounting changes

2.1 Changes in method in 2005

2.1.1 Pensions and other post employment benefits

In application of the CNC Comité d'urgence (Avis 2000-A) issued on July 6, 2000 and article 355.1 of the General Chart of Accounts, EDF opted for recognition of post-employment benefits granted to personnel as of January 1, 2005. Using a discount rate of 5%, reduced subsequently to 4.5% and then 4.25%, the opening provisions recorded via an adjustment to equity amounted to €10,603 million net of tax.

2.1.2 Fixed assets

Since January 1, 2005, EDF has applied CRC regulation 2004-06 concerning the definition, recognition and valuation of assets. This led to changes in the accounting treatment of the following expenses:

MAP DIGITIZING EXPENSES

The expenses incurred for the initial digitization of maps related to very high voltage and low voltage distribution networks, recorded as deferred charges until December 31, 2004, are capitalized in intangible assets at net value as of January 1, 2005.

CONTRIBUTION TO FINANCING OF THE AUBE STORAGE FACILITY

Analyzed as a reservation of storage capacity, this contribution was recorded as prepaid expenses until December 31, 2004. It is capitalized in intangible assets as of January 1, 2005.

SAFETY AND ENVIRONMENTAL EXPENSES

Safety expenses, and certain major alteration projects for nuclear plants resulting from an undertaking by EDF to the Nuclear Safety Authority *(Autorité de Sûreté Nucléaire)* to review the safety procedures of nuclear plants, when associated with a specific asset, are reclassified as a component of property, plant and equipment with a corresponding adjustment to equity at January 1, 2005. Until December 31, 2004, these items were charged to expenses.

SAFETY SPARE PARTS

Safety spare parts used for nuclear power plants that require specific delivery times, production specifications and utilization were included in inventories until December 31, 2004. They are included in property, plant and equipment as of January 1, 2005.

IMPACTS

The tables below show the impacts on fixed assets and equity of the changes in accounting methods at January 1, 2005.

IMPACT ON FIXED ASSETS
(in millions of euros)

Map digitizing expenses	50
Contribution to financing of the Aube storage facility	110
Total impacts on intangible assets	160
Safety spare parts	520
Safety and environmental expenses	1,256
Total impacts on property, plant and equipment	1,776
Total impacts on fixed assets	1,936

IMPACT ON EQUITY (NET OF CURRENT TAX LIABILITIES)
(in millions of euros)

Safety and environmental expenses	817
Pensions and other employee benefits	(10,603)
Total impacts on equity	(9,786)

2.1.3 Concessions

EDF has reviewed its accounting treatment of public distribution concession assets as a result of article 36 of the Law of August 9, 2004 for the public electricity and gas service and electricity and gas companies, and the incorporation into the parent company's financial statements of accounting policy changes applied in the EDF group's consolidated financial statements for the transition to IFRS.

The following accounting changes were introduced at January 1, 2005:

- the provisions for future renewal charges covering renewal of facilities due after the normal terms of concessions is canceled; notwithstanding any clauses to the contrary in the public electricity dis-

tribution concession contracts, EDF no longer has any financial obligation to the licensing authority related to these provisions;
- medium-voltage power lines, which previously belonged to the French transmission grid, are reclassified as public distribution network assets and transferred for no consideration to the relevant local authorities, at net book value. A provision for replacement of French transmission grid assets was established;
- industrial depreciation financed exclusively by EDF is recorded over the useful life of the assets, replacing the amortization of EDF financing for all assets, whether or not they are to be replaced;
- the provision for renewal was redefined, and is based on the difference between the replacement value and historical value of the assets concerned;
- a provision for renewal was recorded with respect to the portion of rural electrification assets financed by EDF; it is calculated statistically, and limited to 20% of the difference between the replacement value and the gross value of rural electrification assets, adjusted for revaluation differences.

The main impacts at January 1, 2005 concern the following items:
- decrease in the provisions for renewal: €4,155 million;
- increase in the licensor's interest: €4,520 million;
- decrease in equity: €366 million;
- net tax expense of €85 million recorded in the income statement.

2.2 Changes of estimate

With effect at January 1, 2005, the Group decided to extend the useful life of EDF SA's fossil-fired power plants from 30 to 45 years, as a result of the adaptation and modernization program for these plants over the period 2004-2008. This does not concern plants covered by environmental regulatory constraints and scheduled for shutdown in 2015.

Note 3. Significant events transactions of 2005

3.1 Implementation of the Law of August 9, 2004 for the public electricity and gas service and electricity and gas companies

The measures of Law 2004-803 of August 9, 2004 for the public electricity and gas service and electricity and gas companies are described in note 1 to the corporate financial statements at December 31, 2004. The events of 2005 following application of this law are described below.

3.1.1 Transfer of the electricity transmission network operation business to a subsidiary

In application of the Law of August 9, 2004, on June 30, 2005, EDF signed a partial business transfer agreement (governed by the French laws on demergers) with C5, a company wholly-owned by EDF, which became RTE EDF Transport SA after modification of its articles of association.

This transfer took place on September 1, 2005, with retroactive effect to January 1, 2005.

The French decree approving RTE EDF Transport SA's articles of association was published on August 31,

2005, and the business transfer transaction was approved at general meetings of the shareholders of EDF SA (on August 31, 2005) and C5 (on September 1, 2005).

Under the transfer agreement, EDF contributed to C5 French public electricity transmission network assets and property of all kinds owned by EDF relating to the electricity transmission business. All rights, authorizations and obligations of EDF and contracts entered into by EDF, whatever their nature, were also transferred insofar as they related to the public transmission network operation.

As the public transmission network operator is financed by a portion of several EDF-issued bond lines, in accordance with article 9 of the Law of August 9, 2004, C5 recorded a financial liability in its balance sheet equivalent to the financial liabilities recognized in the transmission activity's most recent individual accounts.

These assets were transferred at net book value for an amount of €4,030 million.
EDF withdrew from its balance sheet all related liabilities that became irrelevant as a result of the transfer, leading to recognition of exceptional income of €1,126 million. This concerns:
- additional depreciation recorded for tax purposes, amounting to €849 million;
- subsidies received in connection with the assets transferred: €196 million;
- special revaluation reserves concerning depreciable assets (Law of December 30, 1977), totaling €72 million;
- and revaluation differences dating from 1976, of €9 million.

The main impacts on assets were as follows:

- the net value of property, plant and equipment and intangible assets decreased by €11,074 million;
- financial assets increased by €10,936 million. This increase was mainly due to a single overall loan of €6,783 million granted to RTE and the value of non-consolidated investments, stated at €4,030 million which corresponds to the transfer value.

3.1.2 Financing reform for the special Electricity and Gas Sector (IEG) pension system

The main measures involved in the financing reform for the special Electricity and Gas Sector (IEG) pension system, which came into effect at January 1, 2005, are briefly described below:

- formation of the CNIEG *(Caisse Nationale des Industries Electriques et Gazières)*;

- affiliation with the standard pension systems.
  In application of financial agreements signed by the CNIEG with various pension bodies (the standard pension organization CNAV and additional pension bodies AGIRC and ARRCO), EDF SA paid a non recurring contribution of €3,295 million, comprising €2,274 million to the CNAV and €571 million to the AGIRC and ARRCO;

- allocation of specific benefits payable under the special IEG system between the various IEG companies, and for each company, between benefits relating to natural gas and electricity transmission and distribution services ("regulated past specific benefits") and other activities ("unregulated past specific benefits");

- introduction of the CTA levy *(Contribution Tarifaire sur l'Acheminement)* on electricity and natural gas transmission and distribution services to finance unregulated past specific benefits.

  The rates of this levy are established at regular intervals by the energy, budget and social security ministers after consulting the French Energy Regulator *(Commission de Régulation de l'Energie – CRE)*. For 2005, the CTA was set at 10% and 20.4% respectively for electricity transmission and distribution by the Decree of May 26, 2005. The rate for electricity transmission services was modified by Law 2005-781 of July 13, 2005, which defined the major lines of the national energy policy, and stood at 6.5% at January 1, 2005. This rate includes the share of the exceptional payment attributable to the regulated activities.

- Financing of specific benefits for the regulated and unregulated activities: specific benefits for the regulated and unregulated activities are fully covered by provisions.

– Contribution to preserve benefit entitlements

The agreements signed with the additional pension bodies included a contribution to preserve benefit entitlements, to be fixed in 2010 in view of developments in actual payroll expenses in the IEG sector over the period 2005-2010. This could lead the CNIEG to make a further contribution, up to a maximum of €918 million. An amount of €340 million was recorded at December 31, 2005 in respect of unregulated activities, applying a discount rate of 3.92%.

3.1.3 Measures concerning the electricity transmission and distribution networks

Article 36 of the Law of August 9, 2004 stipulates the respective scopes of the public transmission and distribution networks and defines the reclassification with effect at January 1, 2005.

- Facilities classified at January 1, 2005 as part of the French transmission grid assets that are attributed to the public distribution networks were reclassified as part of the distribution networks at that date, and transferred for no consideration to the relevant local authorities, at net book value. EDF remains the owner of the substations transforming high or very high voltage into medium voltage.
- Notwithstanding any clauses to the contrary in the public electricity distribution concession contracts, EDF no longer has any financial obligation to the licensor regarding replacement of facilities once the normal term of the concession has expired.
  The provisions for future renewal charges established prior to January 1, 2005 and covering renewal of facilities due after the normal terms of concessions will be used, insofar as necessary, to cover replacement obligations for facilities previously classified as part of the French transmission grid assets and now transferred to the public distribution network, where renewal is due before expiry of the concessions.

As article 36 of the Law of August 9, 2004 canceled EDF's financial obligation for renewal of assets operated under concession after expiry of the concession, the definitions of provisions for renewal were reviewed. They are now based on the difference between the replacement value and historical value of the assets concerned.

Under the concession contracts, EDF retains an obligation to amortize the licensor's financing, which until December 31, 2004 was included in the provision for renewal, defined up to that date as the difference between amortization of the replacement value and amortization of the licensee's share of financing ("amortization of EDF financing").

To reflect EDF's contractual obligations towards licensors, the following expenses have been recorded in connection with assets operated under concession since January 1, 2005:

- industrial depreciation of the assets' historical value, spread over their useful life, allocated between amortization of the financing by the licensor and amortization of EDF financing;
- a provision for renewal based on the difference between the replacement value and the historical value of the assets, also calculated over their useful life, concerning only assets due for renewal before the end of the concession.

Under this new accounting treatment, the respective rights and obligations of the licensor and licensee are reported separately in the liabilities through a breakdown of the licensor's rights and the provision for renewal:

- licensor's interest in existing assets, i.e. the net book value of assets financed by the licensor.
- licensor's interest in assets to be replaced. This corresponds to:
  - accumulated depreciation booked in respect of assets financed by the licensor, spread over the useful life of the asset.
  - a provision for renewal, concerning only assets due for renewal before the end of the concession. This is booked in addition to industrial depreciation of the assets, up to the difference between the item's replacement value and historical value.

The main impacts on the financial statements of this change in accounting method and the reclassification of French transmission grid assets as public distribution network assets concern reclassifications within the special concession liabilities concerning the public distribution network.

[illegible]

(in millions of euros)

	12.31.2004	Impacts of the Law of August 9, 2004 and accounting treatment adaptations	January 1, 2005 restated	Changes over the year	12.31.2005
Interest in existing hydropower concession assets	**1,443**		**1,443**	**(33)**	**1,410**
Interest in existing public distribution concession assets					
- Value in kind of assets	16,652	16,310	32,962	1,244	34,206
- Unamortized financing by the licensee		(16,302)	(16,302)	(949)	(17,251)
Interest in existing assets, net[1]	**16,652**	**8**	**16,660**	**295**	**16,955**
Interest in public distribution assets to be replaced					
- Amortization of financing by the licensor[2]	1,811	4,512	6,323	475	6,798
- Provision for renewal[3]	14,195	(4,154)	10,041	423	10,464
Interest in public distribution assets to be replaced DP	**16,006**	**358**	**16,364**	**898**	**17,262**
TOTAL[4]	**34,101**	**366**	**34,467**	**1,160**	**35,627**

(1) The reclassification of French transmission grid assets as public distribution network assets has the following consequences:
- in the assets (property, plant and equipment): reclassification of owned plant as property, plant and equipment operated under concession at net book value for €712 million (gross value: €1,790 million, depreciation: €1,078 million);
- in the liabilities: reclassification of subsidies and revaluation differences previously included in equity as a component of the licensor's interest in existing assets, at a value of €8 million.

(2) Redefinition of the provision for renewal led to reclassification of the licensor's share of amortization included in the provision, in the amount of €4,465 million; At December 31, 2004, the €1,811 million was reported as "Amortization of EDF financing".

(3) The decline in the provision for renewal is due to:
- reclassification of the amortization of the licensor's financing, at €4,465 million;
- and use of the provision for future renewal charges at December 31, 2004, concerning assets due for replacement after the normal term of the concession, for the replacement of facilities formerly classified as French transmission grid assets and now attributed to public distribution concessions as necessary, leading to a €27 million decrease.

(4) The €366 million increase led to an equivalent decrease in opening equity.

3.1.4 Unbundled financial statements

In application of article 33 of the Law of August 9, 2004, the unbundled financial statements for each activity are no longer reported in the notes to the company's financial statements. They are contained in separate internal accounts.

3.2 Healthcare coverage for employees of the Electricity and Gas Sector (IEG)

Measures ratified by the decree of February 15, 2005 led to adaptations to the healthcare benefit financing system and released EDF from its obligations in respect of healthcare benefits payable to current and retired employees from 2005.

3.3 Changes in share capital

On October 27, 2005, the Board of Directors exercised the authorization granted by the shareholders at their general meeting of August 31, 2005 and decided to:
- reduce the share capital by €7,316,100,000 through a €4.50 reduction in the nominal value of shares from €5 to €0.50, and to reduce the share capital to €812,900,000 through a transfer to non-distributable reserves;
- define the terms of the capital increase related to the Open Price Offer, the Guaranteed Global Placement and the over-allotment option, setting the maximum limit in terms of nominal value and number of shares.

On November 24, 2005, in accordance with the Guaranteed Global Placement, 58,239,399 new shares were issued at a price of €33 each. A further 129,629,629 shares were also issued the same day under the Open Price Offer, at the price of €32 each.

On December 20, 2005, following exercise of the over-allotment option and in accordance with the Guaranteed Global Placement, 8,502,062 new shares were issued at the price of €33 each.

At December 31, 2005, EDF's share capital amounted to €911,085,545 comprising 1,822,171,090 shares with nominal value of €0.50 each.

Following partial exercise of the over-allotment option, the capital is owned 87.3% by the French State, 10.8% by the public (institutional and private investors) and 1.9% by current and retired Group employees. Settlement and delivery of employees' shares will take place on January 30, 2006.

[illegible]

(in euros)

	Number of shares	Nominal value	Capital
Capital at December 31, 2004	**1,625,800,000**	**5.0**	**8,129,000,000**
Capital reduction		(4.5)	(7,316,100,000)
Capital after reduction	**1,625,800,000**	**0.5**	**812,900,000**
Capital increase			
Issue of new shares under the Guaranteed Global Placement	58,239,399	0.5	29,119,700
Issue of new shares under the Open Price Offer	129,629,629	0.5	64,814,815
Exercise of share subscription warrants under the over-allotment option	8,502,062	0.5	4,251,031
Capital at December 31, 2005	**1,822,171,090**	**0.5**	**911,085,545**

EDF shares were first traded on the stock market on November 21, 2005, and EDF joined the CAC 40 index on December 19, 2005.

As part of EDF's IPO and in application of the Law of August 9, 2004, a preferential offer, the "offer reserved for employees", was made for employees of EDF and companies in which EDF is the majority shareholder.

Five schemes were offered: two independent of the Group Savings Plan (eNERGIE Express and eNERGIE Express +) and three within the Group Savings Plan (eNERGIE Maxi, eNERGIE Multi and eNERGIE Transfert). These schemes offered various benefits (discounted prices, company contributions, free shares, etc) depending on the duration of the investment.

EDF Group employees subscribed 34,554,937 shares.

3.4 Public service contract

On October 24, 2005, EDF and the French State signed a new public service contract guaranteeing the continuation of a high level of public service in France. The agreement confirms the EDF Group's commitments and sets forth the resources necessary to finance them. Over the period 2006-2008, more than €30 billion will be invested, primarily in the construction of new power plants and consolidation of networks. By 2010, more than €40 billion will be invested, mostly in France, in generation, transmission and distribution infrastructures. EDF also plans to increase its portfolio of dedicated assets to cover long-term financing of plant decommissioning and nuclear waster management to a value of over €15 billion by 2010.

3.5 Edison, financial impacts

Following the tender offer, EDF's investment in Edison led to an increase of €5,219 million in its portfolio investments (creation of the Wagram holding companies). This was financed by the Group's available cash and credit lines. EDF also paid an indemnity of €1,140 million to the Wagram holding companies, and a €357 million expense was booked following cancellation of the loan to Wagram 4. Finally, the provision for risks recorded at December 31, 2004 (€1,250 million) in respect of repurchase commitments related to EDF's put and call options against other Italenergia Bis shareholders was totally reversed.

Note 4. Changes in equity

(in millions of euros)	Capital and capital contributions	Reserves and premiums	Retained earnings	Net Income	Investment subsidies received	Tax regulated provisions	Total equity
At December 31, 2003	**8,129**	**5,368**	**(1,484)**	**469**	**175**	[illegible]	**21,465**
Impact of changes in accounting policy*			(2,863)				(2,863)
2004 net income		(2)		902	(4)	187	1,084
Allocation of 2003 net income			469	(469)			-
Dividend distribution		(321)					(321)
Other changes		(1,015)	1,015		25		25
At December 31, 2004	**8,129**	**4,030**	**(2,863)**	**902**	**197**	**8,995**	**19,390**
Allocation of 2004 net income			902	(902)			-
Allocation of retained earnings to reserves		(1,961)	1,961				
Dividend distribution		(374)					(374)
Capital reduction	(7,316)	7,316					-
Capital increase	98	6,110					6,208
Impact of changes in accounting policy*		(1)	(10,028)		(2)	(6)	(10,037)
2005 net income		(10)		3,532	(154)	(924)	2,445
Other changes					17		17
At December 31, 2005	**911**	**15,111**	**(10,028)**	**3,532**	**57**	**8,065**	**17,649**

*Impact net of current income tax liability.

The €(1,741) million change in equity in 2005 is attributable to the following:
- an expense of €(374) million for dividend distributions from 2004 net income;
- proceeds of €6,208 million on the issue of 196,371,190 shares as part of the capital increase. In compliance with the CNC emergency committee's opinion (avis 2000-D), external costs related to share issues (€(143) million net of taxes) are deducted from the issue premium;
- the €(10,037) million impact, net of current tax liabilities, of changes in accounting methods. This mainly results from:
  - recognition of post-employment benefits granted to personnel: €(10,603) million;
  - application of article 36 of the Law of August 9, 2004 and adoption of a new accounting treatment for public distribution concessions: €(366) million;
  - capitalization of safety and environmental expenses: €817 million.
- €2,445 million for 2005 net income net of allocations to and reversals from tax regulated provisions and reversals of subsidies received,
- €17 million for subsidies received.

At December 31, 2005, EDF's share capital amounted to €911,085,545 comprising 1,822,171,090 shares with nominal value of €0.50 each. Share issue premiums related to the capital increase totaled €6,110 million and reserves increased by €7,316 million as a result of the reduction in capital.

Details of the €(2,075) million change in equity in 2004 are as follows:
- €(2,863) million result from the one-time exceptional payments due to the pension bodies CNAV, ARRCO and AGIRC and the provision established for preservation of benefit entitlements, net of income tax;
- €1,084 million result from net income, after increases and decreases to tax regulated provisions and reversals of subsidies received;
- €(321) million result from the distribution of dividends from 2003 profits;
- €25 million result from subsidies received (including €16 million for the Transmission activity).

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Corporate and Commercial Communication Division. Financial Division

EDF
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EDF SA capital stock €911,085,545 – 552 081 317 RCS Paris



EDF GROUP
ANNUAL REPORT 2005
MANAGEMENT REPORT

edf

EDF Group

MANAGEMENT REPORT 2005

Contents

EDF Group

MANAGEMENT REPORT 2005

1. Financial and legal information

1.1 Significant events

The new Public Service Agreement between the French State and EDF was signed on October 24, 2005. This Agreement, designed to form the framework for EDF's public service missions, sets out the commitments undertaken by EDF over the period 2005-2007 and defines the financial compensation payable for public service obligations. It also stipulates that electricity prices for residential customers shall not increase above inflation during the first five years.

Investments of €40 billion are to be made under EDF's industrial plan in the period 2006-2010. This amount is 30% higher than for the previous period, and at least half will be used in France. These investments will concern generation facilities, and transmission and distribution networks.

1.1.1 IPO and changes in EDF share capital

EDF[1] opened up its capital in November 2005 through an IPO[2]. Its shares were first listed on the Paris Euronext market's Eurolist on November 21, 2005.

This operation was an unprecedented success with the public, attracting nearly 5 million private shareholders. This resulted in a capital increase[3] of €6.35 billion, which will allow the development of EDF and its investments, within the framework of the French public service contract and EDF's industrial plan.

Following the capital increase, the banks' exercise of their over-allotment option, and settlement and delivery of shares acquired by current and retired Group employees from the French State, EDF's capital is now owned 87.3% by the French State, 10.8% by the public (institutional and private investors) and 1.9% by current and former Group employees.

EDF's shareholding structure at January 30, 2006


Other shareholders
10,8%
Employees
1,9%
French State
87,3%

On December 19, 2005 EDF entered the CAC 40 share index. Since its initial listing, the EDF share price has been as follows:

EDF share price November 21, 2005 - January 31, 2006


Base 100 at 11/21/05
116
112
108
104
100
96
11/21/05
11/25/05
11/29/05
12/03/05
12/07/05
12/11/05
12/15/05
12/19/05
12/23/05
12/27/05
12/31/05
01/04/06
01/08/06
01/12/06
01/16/06
01/20/06
01/24/06
01/28/06
01/31/06
EDF
CAC 40

1. "EDF" refers to the parent company EDF SA; "the EDF Group" refers to EDF and its subsidiaries and affiliates.
2. Together with a private placement.
3. Gross proceeds.

At December 31, 2005, the EDF share price at close of business was €31.98. Since its first listing at €32.29, the lowest price for the period to January 31, 2006 was €30.80 on November 23, 2005, and the highest price €37.04, on January 20, 2006 (for the period ended on January 31, 2006).

1.1.2 France

1.1.2.1 SPIN OFF OF THE TRANSMISSION NETWORK

In application of the Law of August 9, 2004, EDF's transmission business was transferred to a subsidiary on September 1, 2005. All the relevant assets and liabilities were transferred for an amount of €4 billion to the wholly-owned subsidiary RTE EDF Transport, with retroactive effect to January 1, 2005. RTE EDF Transport is a limited liability company governed by an Executive Committee and a Supervisory Board[4]. The Supervisory Board held its first meeting on September 1, 2005.
This transfer had no impact on the EDF Group's consolidated financial statements, since RTE EDF Transport is fully consolidated (100%).

1.1.2.2 EDF CONFIRMS THE NUCLEAR OPTION AS A SOLUTION FOR THE FUTURE

Studies have continued on schedule with a view to beginning work on the first third-generation EPR[5] in 2007 at Flamanville in Normandy, once the conclusions of the public debate[6] have been issued (the unit will have 1600 MW of installed capacity, at an estimated cost of €3 billion). The start of operations is planned for 2012. Under a cooperation agreement signed on May 30, 2005, Enel[7] is to provide 12.5% of the financing for the prototype EPR, and will be entitled to 12.5% of the electricity it generates. This agreement has no impact on the financial statements for 2005.
EDF also decided to accelerate the development of its dedicated asset portfolio. The annual allocation, expressed in constant 2005 euros, will be €2.7 billion in 2006 and €2.35 billion each year from 2007 to 2010, such that by the end of 2010 dedicated assets cover the level of the provisions concerned.

1.1.2.3 IMPLEMENTATION OF THE FINANCING REFORM FOR THE SPECIAL ELECTRICITY AND GAS SECTOR (IEG) PENSION SYSTEM

The principal measures of the financing reform for the special electricity and gas sector (IEG) pension system came into force at January 1, 2005.
In the first half of 2005, in application of the financial agreements between the CNIEG[8] and the various general pension bodies (CNAV, AGIRC, ARRCO), EDF paid a sum of €3.3 billion as a one-time final exceptional contribution, determined under the principle of financial neutrality for all persons covered by the system.

4. *Société anonyme à Directoire et Conseil de surveillance.*
5. European Pressurized water Reactor.
6. Alongside the public debate over management of radioactive waste, the CNDP (National Commission on Public Debate) decided at EDF's request to consult the public on the EPR project. Open meetings have been scheduled in some twenty French cities.
7. Italy's largest electricity company.
8. *Caisse Nationale des Industries Electriques et Gazières.*

1.1.3 Rest of Europe

As part of its industrial plan, the EDF Group intends to consolidate its positions in the major European countries. The joint takeover of Edison in Italy, the increased holding in Atel in Switzerland, and the disposals undertaken out of Europe all form part of this strategy.

1.1.3.1 ITALY: JOINT TAKEOVER OF EDISON

On May 12, 2005, the EDF Group signed agreements with Delmi, whose majority shareholder is the Milan region's electricity operator AEM S.p.A., leading to a joint takeover of Edison by EDF and AEM. A tender offer on all Edison's capital (shares and warrants) was finalized on November 4, 2005. Following these operations, Edison has been proportionally consolidated in the EDF Group's financial statements since October 1, 2005.

1.1.3.2 SWITZERLAND: EDF STRENGTHENS ITS POSITIONS

On September 29, 2005, EDF entered into agreements for the acquisition from UBS of a 17.3% holding in the capital of Motor Columbus, a holding company which in turn owns 58.5% of the capital of the Swiss electricity operator Atel.
EDF already owned 20% of Motor Columbus since 1996 (EDF also owns 1.23% of Atel directly and the EDF Group subsidiary EnBW owns 4.94% of Motor Columbus).
The agreements signed provide for a merger between Motor Columbus and Atel to form a new entity in which EDF will eventually own 25%.
The final execution of these agreements remains subject to the approval of the competition authorities.
EDF intends to play a sustainable role as an industrial shareholder alongside its Swiss partners, participating in the creation of a leading electricity base in Western Switzerland.

1.1.3.3 AUSTRIA: SALE OF ASA IN PROCESS

In November 2005, EDF signed an agreement with the Spanish group FCC[9] for the sale of its Austrian subsidiary ASA[10], Central Europe's biggest household, industrial and commercial waste manager, for €229 million[11]. The sale will be completed in 2006. EDF's Board of Directors approved the transaction on December 16, 2005, but full execution of the agreement requires the approval of the French authorities and the relevant competition authorities.

9. Fomento de Construcciones y Contratas S.A.
10. ASA Abfall Service AG.
11. Subject to adjustment based on the accounts at December 31, 2005.

1.1.4 Rest of the world

1.1.4.1 ARGENTINA: SALES OF EDEMSA AND 65% OF EDENOR

On March 30, 2005, the Group finalized the sale to Iadesa of its investment in the Argentine electricity distribution company Edemsa. Sodemsa and its subsidiary Edemsa were therefore deconsolidated.

In September 2005, following fulfillment of the suspensive conditions contained in an agreement with the Argentine investment fund Grupo Dolphin, EDF sold 65% of the capital of Edenor. Consequently, Edenor has not been fully consolidated since September 1, 2005, and the 25% stake retained by the EDF Group has been accounted for under the equity method since that date.

1.1.4.2 BRAZIL: SEARCH FOR PARTNERS

In Brazil, following debt rescheduling operations for Light that continued until October 14, 2005, the EDF Group holds 90% of Light, and also owns 90% of Norte Fluminense. EDF recently began a process to seek strategic partners to invest in these two companies.

1.1.4.3 EGYPT: SALE OF TWO POWER PLANTS IN PROCESS

EDF announced on November 29, 2005 the sale to the Malaysian company Tanjong Energy of two fossil-fired electricity generating plants located in Egypt, for USD 307 million. This transaction is scheduled to take place in 2006, once the agreed conditions have been fulfilled and the relevant authorities have given their approval.

1.2 Economic environment

Price increases on the energy markets

2005 saw a significant increase in wholesale electricity prices in France and the rest of Europe, particularly during the first half-year and at the end of the year. These rises were primarily caused by the impact of higher oil and gas prices on fuel purchase costs, anticipation of replacement expenses for German generating plants and the cost of CO_2 emission quotas. Over the year, these factors led to the following increases in forward wholesale electricity prices (baseload year ahead):

- 70.3% in **France** to €57.60/MWh at December 31, 2005 (€33.80/MWh at January 1, 2005),
- 89.7% in the **United Kingdom** to €78.03/MWh at December 31, 2005 (€41.12/MWh at January 1, 2005),
- 58.6% in **Germany** to €53.75/MWh at December 31, 2005 (33.90 €/MWh at January 1, 2005).

PRICES ON THE MAIN ELECTRICITY AND ENERGY MARKETS IN THE 3 MAJOR EUROPEAN COUNTRIES, 2004-2005


Base 100 at January 1, 2004
280
260
240
220
200
180
160
140
120
100
80
Dec. 03
Jan. 04
Feb. 04
March 04
April 04
May 04
June 04
July 04
Aug. 04
Sept. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
Aug. 05
Sept. 05
Oct. 05
Nov. 05
Dec. 05
Electricity in France: Platts*** average baseload year ahead Platts index (France) (€/MWh).
Electricity in UK: see above.
Electricity in Germany: see above.
Brent: IPE (€/Mt).
Coal: Argus-McCloskey average index**, "CIF ARA" year ahead (Rottendam) (€/Mt).
Gas: Platts*** October annual (UK) (€/MWh).
* Courtesy© 2005 Argus Media Ltd.
** Courtesy© 2005 The McGraw-Hill Companies.

Price increases for CO_2 emission quotas

European electricity producers are now affected by the Kyoto treaty for restriction of greenhouse gas emissions. Since January 1, 2005, every European country has been allocated a certain number of carbon dioxide (CO_2) tonne equivalents known as quotas, which are then redistributed between domestic operators in view of their respective production methods. Hydropower and nuclear power, for instance, use less quotas than combined cycle gas-fired plants, which generate less pollution than coal-fired plants. If an operator exceeds its quotas, it must purchase "emission rights" on markets such as Powernext in France, ECX in the UK and EEX in Germany.

These markets are highly volatile. For instance, the combined effect of the drought and the significant rise in gas prices in the United Kingdom made coal a more attractive option for electricity generation. As a result, the price of CO_2 emission rights increased considerably, from under €10/t at the start of 2005 to almost €30/t in July 2005, before falling back to slightly over €20/t by the end of 2005. This rise in the price of CO_2 emission permits contributed to the higher wholesale electricity prices in Europe, as the emission quota prices were included in fossil-fired plants' generation costs.

CO_2 EMISSION RIGHTS


(€/t)
30
25
20
15
10
5
0
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
August 05
Sept. 05
Oct. 05
Nov. 05
Dec. 05

Source: Argus.

Moderate growth in Europe in 2005

GDP[1] growth in Europe as measured by the French national statistics institute INSEE appears to be lower than in 2004, reaching an average 1.4% in the Euro zone in 2005 compared to 1.8% in 2004.

According to the same source, GDP rose by 1.6% in France (2.1% in 2004) and the United Kingdom (3.2% in 2004), 1.1% in Germany (1.1% in 2004) and 0.2% in Italy (1.0% in 2004).

Domestic electricity consumption in 2005 increased by 0.7% in France compared to 2004[2]. In the United Kingdom the increase was 1.4%, in Germany 0.6% and in Italy 2.2%.

1. Sources: INSEE "Note de conjoncture de décembre 2005, croissance du PIB en volume (aux prix de 2000)".
NB: in INSEE's "Bulletin d'information" N° 55 of February 10, 2006 the provisional estimated growth rate for 2005 was 1.4% for France.

2. Sources: for France, RTE-EDF Transport; for the UK, National Grid Seven Year Statement 2005, May 2005; for Germany, EnBW; for Italy, Edison.

1.3 Business activity and financial results

The figures presented in this report are taken from the EDF Group's consolidated financial statements at December 31, 2005, prepared in accordance with International accounting standards as approved by the European Union and applicable at that date.

Pro forma income statement figures for 2004 ("2004 pro forma") reflecting the impacts of the Law of August 9, 2004[1], are reported for the purpose of 2005-2004 comparability. These pro forma figures do not include IAS 32 and IAS 39 on financial instruments or IFRS 4 on insurance contracts, which have been applied since January 1, 2005.

1.3.1 EDF Group - key figures

(in millions of euros)	2005	2004 pro forma	% change
Sales	51,051	46,150	10.6
EBITDA (operating profit bef. depr. & amort.)	13,010	12,558	3.6
EBIT (operating profit)	8,07[illegible]	6,153	31.3
Net income	3,242	1,607	x 2

(in millions of euros)	2005	2004 pro forma	% change
Operating cash flow[2]	9,53[illegible]	9,002	6.0

(in millions of euros)	2005	01.01. 2005[3]	% change
Net indebtedness	18,59[illegible]	20,333	(8.6)
Equity, Group share	19,16[illegible]	9,072	x 2

The main changes in the scope of consolidation in 2005 were the first consolidation of the Edison group, proportionally consolidated on a 51.58% basis since October 1, 2005, and the change in consolidation method for Edenor as of September 1, 2005 following the sale of 65% of its capital (discontinuation of full consolidation, and application of the equity method for the 25% interest retained).

1. Law on the electricity and gas sector pensions system financing reform and concessions in France.
2. Operating cash flow = FFO (Funds From Operation) = Net cash flow generated by operating activities excluding changes in working capital - net financial expenses paid - taxes paid adjusted for the impact of non-recurring items.
3. December 31, 2004 plus impact of IAS 32 and 39.

1.3.2 Group results

(in millions of euros)	2005	2004[4] pro forma	% change
Sales	51,051	46,150	10.6
Fuel and energy purchases	(16,6[illegible]	(13,486)	23.8
Other external expenses	(9,10[illegible]	(8,748)	4.1
Personnel expenses	(9,8[illegible]	(9,045)	8.7
Taxes other than income taxes	(3,0[illegible]	(2,827)	9.5
Other operating income and expenses	[illegible]	514	34.2
EBITDA	13,010	12,558	3.6

In 2005, Group **sales** stood at €51.1 billion, 10.6% higher than for 2004, reflecting business growth (excluding changes in scope of consolidation, methods and exchange rates) of 8.3%.

This business growth was mainly due to the rise in energy prices in Europe, and the start-up of new generation facilities at international level.

It stood at 4.0% in France, slightly over 14% in the United Kingdom and Germany, 10.4% in the rest of Europe and 30% in the rest of the world.

Fuel and energy purchases amounted to €16.7 billion, up by 23.8%, principally reflecting the major price increases over 2005 on the markets for energy, CO_2 emission rights and fuel.

Other external expenses were stable taking France, Germany and the United Kingdom together. The increase registered at Group level is essentially attributable to the consolidation of Edison.

Personnel expenses include the effects of IFRS 2[5], which led to recognition of €329 million of costs in France in connection with the IPO (price discount granted to employees, allocation of free shares and deferred payment terms), with a corresponding increase in equity.

Excluding the impact of IFRS 2, personnel expenses increased by 5.2% as a result of pay rises and the larger workforce, due to expansion outside France.

4. On finalization of the transition, certain items were reclassified between "Other operating income and expenses" and "Personnel expenses", leading to a €173 million increase in personnel expenses and a corresponding reduction in other operating expenses.
5. "Share-based payment".

The Group's **EBITDA** totaled €13.0 billion in 2005, an increase of 3.6% (+€452 million) over 2004.

On a like-for-like basis (identical scope of consolidation, methods and exchange rate), the growth in EBITDA was 4.9%.
This is lower than sales growth (+8.3% on a like-for-like basis), principally due to the rise in fuel and energy prices. The primary countries affected were the United Kingdom, Germany and Italy, where these rises brought margins on sales prices close to zero.

France, the United Kingdom, Germany and Italy contributed 85.8% of Group sales and 84.8% of EBITDA.
The growth in EBITDA was mostly concentrated in the rest of Europe.
IPP plants also came on line in the Americas and Asia in 2004 and 2005, and this contributed to the rise in EBITDA in the rest of the world.

EBIT reached €8.1 billion in 2005, up 31.3% from 2004. In addition to the rise in EBITDA, this reflects the change in the level of impairment booked (€1.4 billion in 2004).

Excluding the impact of the exceptional €0.7 billion gain on disposal of Total shares in 2004, there was an improvement in the **financial result** (€3.5 billion), primarily related to the decrease in financial expenses due to the reduction of indebtedness in France and Germany, and a net foreign exchange gain mostly concerning the Brazilian real.

The **net income** was €3.2 billion, double the 2004 net income, which was affected by major impairment losses and provisions for financial commitments.
Net income represented 6.4% of sales.

1.3.3 Results by geographical segment

1.3.3.1 FRANCE

"France" comprises EDF and RTE EDF Transport.

(in millions of euros)	2005	2004[6,7] pro forma	% change
Sales	**30,126**	**28,703**	**5.0**
Fuel and energy purchases	(6,749)	(5,906)	14.3
Other external purchases	(5,109)	(5,313)	(3.8)
Personnel expenses	(7,722)	(7,135)	8.2
Taxes other than income taxes	(2,762)	(2,542)	8.7
Other operating income and expenses	[illegible]	716	(5.7)
EBITDA	**8,459**	**8,521**	**(0.7)**
Net income	**1,501**	**1,729**	**(13.2)**

Market opening

Eighteen months after opening of the market for all business customers, EDF's market share for electricity in France declined in 2005 from 86.8% to 84.8% for all eligible final customers. In addition to related services, EDF now also markets natural gas to those customers. 13,000 gas sites, representing annual consumption of almost 7 TWh, switched to EDF in 2005.

At €30.1 billion, **sales** increased by €1.4 billion or 5.0%. Excluding changes in scope and method[8] which resulted in a favorable volume effect of 1.0%, the increase was 4.0%.
As there was no change in the integrated tariff, the rise in sales was due to the following factors:

- A favorable price effect of 1.7%, related to the rise in sales by EDF at wholesale market prices (final customers and auction sales);
- A mainly volume-related effect of +2.3%, supported by the start of natural gas sales and favorable weather conditions (temperatures were lower than normal).

6. See (4) page 10.
7. The finalization of the transition to IFRS led to a €57 million correction to the allocation of net income between geographical areas, mainly reflected in an increase in EBITDA for France and a decrease in EBITDA for the UK.
8. Trading on wholesale markets of distribution network cable losses from the 2nd semester of 2004.

Energy supplied to final customers and markets was essentially generated by EDF itself (481.5 TWh, up by 0.3%). This was made possible by strong growth in fossil-fired generation (+30% or +5 TWh) and a slight rise in nuclear power output (+0,5% or +2 TWh, the availability coefficient rising from 82.8% to 83.4% in 2005), which compensated for the 16% (-6 TWh) fall in hydropower output due to the increasingly marked drought conditions of 2005.

RAINFALL IN 2005 COMPARED TO NORMAL ANNUAL LEVELS



Source: National Oceanic & Atmospheric Administration

Water levels were particularly low in both halves of 2005, in contrast to 2004 when the drought only concerned the second half of the year. Consequently, hydropower generation levels were significantly lower than for the previous year.

Fuel and energy purchases totaled €6.7 billion in 2005. Excluding the effects of method changes on distribution network losses, this corresponds to a rise of 9.5%, mostly attributable to higher consumption of fossil fuels (higher fossil-fired production) and the rise in electricity purchase prices.

Other external purchases amounted to €5.1 billion, down by 3.8%, despite the expense of the major maintenance program for nuclear facilities, and the costs of adapting the organization for market opening and separation of businesses.
Significant savings on general expenses were achieved through the Altitude performance improvement plan.

Personnel expenses stood at €7.7 billion in 2005. Excluding the impact of IFRS 2 in connection with the employee offering, this represents a rise of €0.3 billion or 3.6%. Most of this growth results from pay increases.

Excluding the impact of IFRS 2, these operating expenses (personnel expenses and purchases other than fuel and energy) were practically stable (+0.4%).

Taxes other than income taxes registered a significant 8.7% increase to €2.8 billion, as EDF became subject to the "Organic" social solidarity contribution upon its change of status to a limited liability company. Business taxes and waterways taxes also increased.

EBITDA for France was down by 0.7%, but excluding expenses related to IFRS 2 rose by 3.1%.

(in millions of euros)	2005	2004 pro forma	% change
Sales	30,126	28,703	5.0
– deregulated activities	18,190	17,213	5.7
– regulated activities	[illegible]	12,493	1.9
– eliminations	[illegible]	(1,003)	NS
EBITDA	8,459	8,521	(0.7)
– deregulated activities	[illegible]	4,362	7.5
– regulated activities	[illegible]	4,160	(9.4)

The **deregulated activities** turned in a good performance thanks to the availability of generating plants, the rise in wholesale prices, and tight control of expenses, despite the drought which caused greater reliance on fossil-fired and nuclear generation and led to purchases of energy at high costs.
For the **regulated activities**, EBITDA declined due to high-priced energy purchases (to compensate for network losses and the rise in fuel prices, particularly in the island systems).

The **EBITDA/sales** ratio for France was 28.1%, down 1.6 points from 2004. This was partly due to expenses associated with the capital increases, and partly to external purchases to compensate for electricity losses from the distribution network. After adjustment for these two factors, the EBITDA/sales ratio would be stable.

The **financial result,** which in 2004 benefited from the €0.7 billion pre-tax gain on the sale of Total shares, decreased by €0.5 billion.

France's contribution to the Group's **net income** was €1.5 billion in 2005, down by €0.2 billion compared to 2004 pro forma.

1.3.3.2 UNITED KINGDOM

(in millions of euros)	2005	2004[1] pro forma	% change
Sales	6,67[illegible]	5,957	12.0
EBITDA	1,369	1,376	(0.5)
Net income	442	475	(6.9)

EDF Energy experienced very sharp rises in gas and electricity supply costs in 2005 (there was a 89.7% increase in wholesale electricity prices between 2004 and 2005). In addition, there was the impact of CO_2 certificates (approximately €100 million) and green certificates[2] (€140 million).
Fuel and energy purchases therefore increased significantly, by approximately 23%.

Given the very high rises in energy costs in 2005, the increase in the electricity sale prices to large customers and residential customers (the residential tariff was raised by 20% for gas and 16% for electricity) had a major impact on sales, which reached €6.7 billion (+14.3% excluding the effect of exchange rates and changes in the scope of consolidation), but no significant impact on EBITDA. Meanwhile, volumes distributed and sold were also up by approximately 3% from 2004, enabling EDF Energy to confirm its leading position in distribution, and become the top-ranking supplier of energy to large customers.
Based on constant exchange rates and scope of consolidation, business-related EBITDA increased by 1.5%.
Operating expenses (excluding energy, fuel and Transmission/Distribution network access fees) were stable, despite the development of new projects and the increase in pension expenses.

1. The finalization of the transition to IFRS led to a €57 million correction to the allocation of net income between geographical areas, mainly reflected in an increase in EBITDA for France and a decrease in EBITDA for the UK.
2. Related to energy-saving targets.

EDF Energy's contribution to EDF net income was €442 million in 2005, 6.9% lower than 2004 pro forma. Excluding the disposal of Paypoint in 2004, the net income was up by 4%.

1.3.3.3 GERMANY

(in millions of euros)	2005	2004[3] pro forma	% change
Sales	5,00[illegible]	4,627	8.2
EBITDA	90[illegible]	903	0.2
Net income	224	152	47.4

Since April 2005, OEW's investment in EnBW has been equal to EDF's. EDF's share in EnBW decreased from 48.4% at December 31, 2004 to 46.1% as of April 1, 2005.
On October 12, 2005, EnBW raised its investment in the Austrian company EVN AG, which is listed on the Vienna stock exchange, from 13.2% to 29.7% of the capital. EVN is therefore accounted for under the equity method as of October 1, 2005.
The Czech companies Pražská Energetika A.S. (PRE) and Pražská Teplárenská holding A.S. (PT) have also been proportionally consolidated since January 1, 2005.
The city of Düsseldorf exercised its put option for 25.05% of the capital of Stadtwerke Düsseldorf AG in December 2005. EnBW will thus own 54.95% of Stadtwerke Düsseldorf AG, which will be fully consolidated in 2006, subject to approval by the German anti-cartel office.

Germany's €5 billion contribution to the Group's share of **sales** increased by 14.6% excluding changes in the scope of consolidation[4]. Concerning electricity, this increase is due to higher volumes (for wholesale transactions) and a price increase (for sales to final customers and distributors), while wholesale electricity prices on the market rose by 58.6%. The growth in gas sales was mainly related to a price effect following the increase in supply costs, and had no significant impact on EBITDA.

Excluding changes in the scope of consolidation, EnBW's contribution to Group **EBITDA** was up by 4.5%, despite the final shutdown of the Obrigheim nuclear plant. This plant's output was replaced by better availability at other nuclear plants, and the use of more costly fossil-fired plants.

3. On finalization of the transition, certain items were reclassified between "Other operating income and expenses" and "Personnel expenses", leading to a €173 million increase in personnel expenses and a corresponding reduction in other operating expenses.
4. Hidrocantabrico, Salamander, Thermoselect, ESL, Saarpower Reglematic were sold in 2004, GASO was first consolidated in the second half-year of 2004 and the Czech companies PRE and PT in 2005; also includes the effect of the change in EDF's percentage holding in EnBW.

The 23.0% rise in purchases (based on a constant scope of consolidation) is related to higher energy purchase costs. Personnel expenses on this constant basis increased by 11.5% under the combined impact of pensions, wage increases negotiated by the division at national level, and reinforcement of IT and other infrastructures.

EnBW's contribution to the Group share of **net income** increased significantly (+47.4%), as a result of the lower financial expenses on reduced debt, and gains on sales of financial assets. Based on a constant scope of consolidation, the increase was 31.6%.

In accordance with EnBW's objectives, the net indebtedness continued to fall (-13.8%), with a €259 million reduction between January 1 and December 31, 2005.

1.3.3.4. REST OF EUROPE

The rest of Europe mainly covers businesses in Italy, EDF Trading, Dalkia, EDF Energies Nouvelles, and other European Group subsidiaries in Switzerland, Austria, Belgium, Spain, Central and Eastern Europe, and France:

(in millions of euros)	2005	2004 pro forma	% change
Sales	[illegible]	4,748	34.3
EBITDA	[illegible]	1,237	28.8
Net income	870	396	x 2.2

Sales increased significantly, reflecting the major impact of changes in the scope of consolidation (principally consolidation of Edison since October 1, 2005, with €1.0 billion sales), and a favorable €75 million foreign exchange effect in Poland. On a like-for-like basis, business growth reached €0.5 billion or 10.4%.

EBITDA for the rest of Europe registered growth of 14.6% excluding the effects of changes in exchange rates and scope of consolidation.

The contribution by the rest of Europe to **the Group share of net income** doubled from 2004 levels (in addition to the factors mentioned above, EDFI recorded gains of €250 million on disposals as part of its divestment program in South America).

This growth mainly concerned the following entities and locations:

- **EDF Trading's** business increased as the electricity market continued to perform well and the hydrocarbon market expanded, generating a gross trading margin of €0.4 billion (up 9.4%) and EBITDA of €0.3 billion (up 16.0%);
- in the **Central European countries, Austria** and **Switzerland,** sales increased by 13.3% and EBITDA by 5.8%: this was mainly due to the gas block starting operation at Zielona Gora in Poland, while in Hungary, Demasz saw sales on the open market rise, and applied a price increase from February 2005;
- **Electricité de Strasbourg** and **Tiru** recorded stable sales of €0.7 billion, with EBITDA up by 48.0%. Electricité de Strasbourg benefited from the non-recurring effect of its return to the regulated tariff;
- finally, **Dalkia's** expansion led to rises of 15.1% in sales and 23.6% in EBITDA.

Italy

The Edison group refocused on its core businesses in 2005, and increased production capacities as new plants started operation (Candela, 400 MW, in October and Altomonte, 800 MW, in November).

The Edison group, which reported total sales of €6.6 billion for the full year, has been consolidated in the EDF Group's financial statements since October 1, 2005. EDF's consolidated net income thus includes the Group's share of Edison's sales (€1.0 billion), EBITDA (€164 million) and net income (€26 million).

Key figures for the Edison group[1] (51.58% basis over 12 months) are as follows:

(in millions of euros)	2005	2004	% change
Sales	[illegible]	2,902	18.2
EBITDA	[illegible]	761	(11.4)
Net income	208	183	13.7

The increase in **sales** was due to the 20% rise in gas volumes and higher energy prices.

The fall in **EBITDA** was anticipated and results from lower incentive subsidies (CIP6) on long-term contracts with the Italian network manager.

Net income, which rose sharply, includes gains on sales (AEM S.p.A. and Tecnimont; the last one had no impact on EDF's consolidated financial statements), the favorable outcome of a litigation settlement and a reduction in tax expenses due to utilization of prior year losses.

1. Source: Edison.

Fenice recorded sales of €0.5 billion, a 5.7% rise mostly attributable to gas price increases. EBITDA was stable at €131 million, and net income stood at €45 million, a significant rise over 2004, which was affected by impairment losses.

1.3.3.5 REST OF THE WORLD

(in millions of euros)	2005	2004 pro forma	% change
Sales	2,869	2,115	35.7
EBITDA	684	521	31.3
Net income	205	(1,145)	NS

Sales for this geographical area grew 30.6% based on constant exchange rates and scope of consolidation, benefiting among other factors from the start-up of new facilities in Mexico and Asia, and a more favorable environment in Brazil.
EBITDA, at €684 million, was 21.7% higher than 2004 based on constant exchange rates and scope of consolidation.
2004 net income included high impairment losses.

In **Brazil** (the Light group and Norte Fluminense power plant), sales stood at €1.6 billion in 2005, up 46.2% from 2004. Excluding the positive exchange effect of 2005 (€251 million), the rise in sales attributable to business growth mostly results from the effect of changes in tariffs[2], and higher levels of household consumption.
The 2% growth in EBITDA based on constant exchange rates is explained by tariff increases and the step-up in generation at the Norte Fluminense plant in 2005, which offset the rise in energy purchase prices and the increase in operating provisions.
The favorable effect of the rise in the Brazilian real on external foreign-currency debt (pre-tax gain of €116 million) contributed to the net income for Brazil, which reached €136 million, a clear recovery from 2004 (€(792) million), when the results suffered the effect of impairment losses.

In **Argentina,** Edenor's sales amounted to €0.2 billion, and EBITDA €34 million for the eight months of full consolidation in the EDF Group's financial statements. Argentina's contribution to 2005 Group net income was a break-even result.

2. A 14.4% increase came into effect from November 7, 2005, and compensatory rises were also authorized during the year.

In **Mexico,** sales reached €0.7 billion, an increase of 40.3%. Most business growth resulted from new plants either starting operations or increasing output. Net income increased by some €140 million in 2005 (impairment losses had affected 2004 results) to return to break-even point.

In **Asia,** the first stone of the Nam Theun 2 dam in Laos was laid on November 27, 2005, officially launching construction of this hydropower facility with capacity approaching 1,100 MW.
The Asian subsidiaries' contribution to Group sales was €0.3 billion, up 93.0% from 2004, particularly as a result of the new Phu My plant in Vietnam which came on line on February 4, 2005. Net income for this geographical area almost doubled to reach €73 million.

1.4 Financing

Higher level of investment, lower level of financial debt

1.4.1 Net investments up by €5.2 billion

Total net **non-financial investments**[3] stood at €5.2 billion, an increase of €0.3 billion or 6.3%. Taking real estate sales into account, net non-financial investments totaled €4.9 billion.
Investments were higher in the three main countries: **France** (gross investments of €3.1 billion), where they concerned both the regulated activities (which accounted for the increase) and deregulated activities, the **United Kingdom** (€1.1 billion) and **Germany** (€0.3 billion). They were also higher in the **rest of Europe** (€0.5 billion, including €0.2 billion for Edison). In the rest of the world (€0.2 billion), investments declined slightly following completion of the Phu My plant in Vietnam in early 2005, and IPP[4] facilities.

Net **financial investments** amounted to €4.5 billion. They include regular allocations to dedicated assets for the nuclear operations (€0.3 billion), and mainly reflect the takeover of the Edison group (€4.5 billion).

3. i.e. Capex (capital expenditure).
4. Independent Power Plant.

1.4.2 Marked rises in operating cash flow and free cash flow

Operating cash flow totaled €9.5 billion, up by 6.0%. Most of this increase results from the improved EBITDA.

Working capital improved by €1.3 billion, after an increase of €0.5 billion in 2004:
• In operating terms, the negative effects of weather, volume and price factors were offset in France by a better performance on purchase and sales cycles under the Altitude performance improvement plan;
• Most of the non-operating improvement in working capital is attributable to non-recurring items (particularly the standardization of CSPE[1] collection procedures and pension financing systems).

Free cash flow[2] stood at €7.4 billion, after €3.4 billion in 2004. Without the impact of exceptional items, free cash flow rose from €5.0 billion in 2004 to €6.0 billion in 2005[3].

1.4.3 Reduction in net financial debt

The net financial debt at December 31, 2005 amounted to €18.6 billion, down by €1.7 billion from January 1, 2005 (€20.3 billion).
The free cash flow (€7.4 billion) and the capital increase (€6.35 billion) more than covered the financial investments undertaken (€4.5 billion), as well as the net debts acquired through changes in the scope of consolidation (€2.3 billion), non-recurring payments in connection with pensions and nuclear activities (€3.8 billion), and dividend distributions (€0.4 billion).
Net financial debt represented 1.4 times EBITDA and 36.4% of sales.

1. *Contribution au Service Public de l'Electricité en France.*
2. Free cash flow is the Operating cash flow before exceptional items, after the impact of working capital and non-financial investments.
3. Excluding the positive €1.4 billion tax impact in 2005 and the negative €1.6 billion tax impact in 2004 (Brussels decision, change of standards).

1.5 Financial structure

Substantial improvement

The Group share of equity totaled €19.2 billion, up by €10.1 billion from January 1, 2005.
The capital increase of €6.2 billion[4], the 2005 net income of €3.2 billion and the application of IAS 32 and 39, which generated a favorable impact of €0.7 billion, were the main contributing factors.

The debt/debt + equity ratio decreased from 67% at December 31, 2004 to 48% at December 31, 2005.

Solvency ratios at December 31, 2005	
Financial debt to cash flow[5]	51%
Interest expenses to cash flow[6]	8.4
Financial debt/financial debt + equity[7]	48%

1.6 Management of financial risks

The Group has an implemented financial management framework and a counterparty risk management policy defining the policy and principles applicable to controlled subsidiaries for the management of the Group's financial risks. Equity risks are restricted to dedicated assets set aside to cover EDF's nuclear provisions, which are managed under a specific strategy, and EnBW's pension and nuclear obligations.
A dedicated structure exists to control financial risks, and regular internal audits are carried out to ensure that the policy defined is applied.

4. €6.35 billion less issue expenses.
5. Recurring cash flow from operations (FFO).
6. (FFO + Net financial expenses)/Net financial expenses.
7. Net financial debt/(Net financial debt + Equity + Minority interests).

1.6.1 Liquidity risks

The Group aims to have sufficient financial resources at all times to finance its day-to-day business activities and cope with any exceptional events. Regular monitoring of liquidity risks is incorporated into the business management cycle, and liquidity requirements are reviewed weekly.

Liquidity management is handled through actively managing EDF's contracts entered into individually on the markets, smoothing debt repayments over the entire duration, keeping a portfolio of liquid securities, and calling on banking resources and syndicated loans.
In February 2005, EDF's syndicated loan was renewed for an unchanged amount of €6 billion, with maturity extended to 2012. EnBW's syndicated loan was also renewed in May 2005 for €2.5 billion, maturing in 2010.

The Group's liquid resources at December 31, 2005 were as follows:

(in millions of euros)	Dec 31, 2005	Jan 1, 2005
Cash and cash equivalents	7,22[illegible]	3,820
Liquid assets	4,58[illegible]	2,243
Total liquid resources	11,800	6,063

The Group's debt repayments are evenly distributed, and average maturity of the debt is six and a half years, as shown below:


30,000
25,000
20,000
15,000
10,000
5,000
0
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029
2031
Floating rate
Fixed rate

STRUCTURE OF FINANCIAL DEBT (IN MILLIONS OF EUROS)

In 2006, scheduled debt repayments will total €6,399 million.

1.6.2 Exchange rate risk

As a rule, the operating cash flow of EDF and its subsidiaries are denominated in local currency, with the exception of cash flows associated with fuel purchases which are mainly denominated in USD, and certain smaller outflows associated with equipment purchases.

Due to the diversification of its business and geographical base, exchange rate fluctuations can affect translation adjustments on the Group's balance sheet items, financial expenses, equity and net income.

To limit its exposure to exchange rate risks, the Group has introduced the following management principles:

- Each entity finances its own business in its accounting currency as far as possible through local financial markets;
- The consolidated balance sheet exchange rate risk on international assets is covered by acquisition debts in the same currency, or by market hedges.

As a result of the financing and exchange rate risk management policy, gross indebtedness after swaps breaks down as follows:


USD
9%
Others
8%
GBP
31%
EUR
52%

Breakdown by currency

The principal changes in the breakdown by currency of the Group's debt are due to changes in the scope of consolidation: the pound sterling accounted for 31% of gross indebtedness after swaps, down by 5% from 2004, while the portion in euros increased by 7%.

1.6.3. Interest rate risk

The structure of the Group's gross indebtedness after swaps, by type of interest rate, was as follows at December 31, 2005:


Floating rate
27%
Fixed rate
73%

Breakdown by type of interest rate

1.6.4 Counterparty risk

Counterparty risk is defined as the total loss that the Group would sustain on its transactions with a counterparty if that counterparty defaulted and consequently failed to perform its contractual obligations.

Implementation of the risk management policy approved by the Board of Directors in July 2004 continued in 2005. A report was presented to the Audit Committee in October 2005.

There was no default by any of the Group's major counterparties in 2005.

1.7 Events subsequent to the year-end

EDF has begun a process to seek buyers for some or all of its Brazilian assets. The data rooms were opened in January 2006.

1.8 Outlook

EDF's ambition, through its industrial plan, is to reinforce its position as a European energy operator founded on a competitive industrial and commercial base, and to achieve profitable development in the electricity, natural gas, services and renewable energy businesses.

With the expected expansion in business, and the implementation of the Altitude performance improvement plan, EDF is aiming for steady improvements in performance and financial flexibility.

The results for 2005 confirm the prospects for sustained growth in Group net income before exceptional items, including the assumption that the sales tariffs to residential customers will not increase above inflation over the next five years.

1.9 General risk management and control framework

The Group has pursued a risk management policy covering operational, financial and organizational risks for several years. Given the fast-changing environment, the Group reinforced this policy in 2003 with the introduction

— of an overall process for risk management and control, and the creation of the Group Risk Management Division (*Direction du Contrôle des Risques Groupe* – DCRG) which reports directly to EDF's Chief Executive Officer.

The DCRG consolidates and updates the mapping of the Group's major risks every six months based on information reported by each entity. This risk mapping is validated by the Group's Executive Committee and is formally presented to the Board of Directors' Audit Committee and the Statutory Auditors.

The risk mapping process is valuable to many of EDF's other processes, particularly the Audit Program, Insurance, Commitments and Share Holdings Committee.

The Group updated its crisis management policy by a decision of June 14, 2005.

The DCRG also verifies the scope and relevance of risk analyzes carried out in connection with sensitive issues, which are submitted for decisions at Executive Committee level.

In general, the DCRG guarantees the coherence and control of the principal risks for the Group, and of sector-specific risk control policies.

The policies concerning financial market risks are described in section 1.6.

1.9.1 Management and control of energy market risks

Organization

The energy market risk management policy validated by the Executive Committee codifies the practices applicable in the Group, specifying all methods for implementation and monitoring of its application. In particular, it stipulates:

• The governance and assessment system, with clear separation of responsibility for risk management and control, to monitor exposure;
• Delegation of responsibility for energy market risk management by the Executive Committee to the operational entities through "risk" management mandates that include specified risk limits;
• The processes applicable in the event risk limits are exceeded, involving Group management;
• The independent status of the energy market risk control procedure, which in terms of function is part of the DCRG.

Exposure to market risks

In view of the deregulation of the markets for end-users, the development of wholesale markets and international expansion, the Group is exposed to price fluctuations on the energy markets which can have significant impacts on the financial statements.

The Group's exposure is split between:

• The operators of generation and/or supply assets, which in the normal course of business bear responsibility for keeping their exposure to energy market risks at minimum level;
• And EDF Trading, which trades on organized or OTC markets in derivatives such as futures, forwards, swaps and options. Its commitment on the market is subject to a VaR[1] limit and a stop loss limit[2].

The control system is reinforced for EDF Trading, with daily monitoring of risk limits and trading margins, and automatic alert procedures that inform the members of EDF Trading's Board of Directors if the VaR or stop loss limits are exceeded. Since their introduction, the stop loss procedures have never been activated.

1.9.2 Management of insurable risks

The Group has an insurance program that is gradually being extended to controlled subsidiaries. The exclusions, excesses and limits are specific to each contract.

Main insurance programs

• Conventional damage policy (Group): EDF is a member of OIL[3], and additional insurance coverage is provided by Wagram Insurance Company (a 100%-owned EDF subsidiary), other insurers and reinsurers;
• Damage insurance for EDF's distribution network in France: EDF is covered by a contract with CDC IXIS Capital Market;
• Damage insurance for the EDF Group's nuclear facilities: at December 31, 2005, EDF had not finalized coverage for these damages (a Europe-wide tender offer was in process and insurance is due to be contracted in 2006). EnBW, meanwhile, has extensive coverage;
• Civil liability insurance specific to nuclear facility operators: EDF's insurance policies meet French legal requirements, and EnBW has introduced the necessary coverage for compliance with German law;
• General civil liability insurance: this program covers the Group against the possible financial consequences that could arise due to damage or injury (other than nuclear) caused to third parties;
• Civil liability insurance for directors and senior executives: EDF's insurance program covers the Group's directors and senior executives.

The total value of premiums for all these insurance programs was €111 million in 2005, of which €98 million concerned EDF.

1. Value At Risk: this measures the uncertainty over market value due to price volatility. It indicates the impairment on the income statement's "price" component, subject to a certain probability for a given period.
2. The level at which EDF Trading's Board of Directors is alerted.
3. OIL: Oil Insurance Limited. As of January 1, 2006, OIL no longer excludes nuclear plants from its policies, and thus offers these plants partial insurance coverage in the event of a non-nuclear incident.

1.10 Research and Development

The research policy implemented by EDF's R&D Division focuses on two major concerns: support for operational management and anticipation of the future.

Support is provided in many forms, from improving plant availability to solving practical operating problems, in compliance with health, safety and environmental requirements.

Anticipation of the future is structured around 14 "challenges", which prepare growth areas and organize medium and long-term research on three themes: regulation and the electricity markets, generation performance and sustainable sales and marketing. The Group also implements cross-functional analysis focusing on digital simulations, water, network changes and environmental and health implications.

The R&D workforce totals 2,057 members, including 1,350 engineers and managers. Research is carried out in 16 scientific laboratories with digital simulation facilities, most with trial and analysis equipment. Through its active policy of partnership and cooperation, EDF can call on the skills of universities, engineering schools and leading research institutions, both national and international.

EDF has 380 patented inventions, protected by over 1,100 patents in France and other countries. Most of these concern the networks, distribution and nuclear plants.

The Group's R&D expenses in 2005 amounted to €402 million (€387 million of which concerned France), compared to €455 million in 2004 (€446 million of which concerned France), a 9.6% reduction reflecting optimization of costs and project targeting. In 2005, the Group devoted 31% of these expenses to environmental improvement projects, compared to 25% in 2004.

1.11 General information on EDF's capital and governance bodies

1.11.1 Changes in the capital

At the date of this document, EDF's share capital totals €911,085,545 divided into 1,822,171,090 fully subscribed and paid-up shares[1] with nominal value of €0.50 each.

The following changes took place in recent months:

• Until October 26, 2005, the capital stood at €8,129,000,000;

• At its meeting of October 27, 2005, the Board of Directors, acting under the authorization granted at the extraordinary shareholders' meeting of August 31, 2005, decided to reduce the capital by an amount of €7,316,100,000 via a €4.50 reduction in the nominal value of shares, from €5 to €0.50, thus bringing the capital to €812,900,000;

• At the same meeting of October 27, 2005, the Board decided on the principle of capital increases related to the Open Price Offer, the Global Guaranteed Placement and the over-allotment option, and defined the maximum limit in terms of nominal value and number of shares;

• At its meeting of November 18, 2005, the Board of Directors, acting under the authorization granted at the shareholders' meeting of October 10, 2005, formally acknowledged the increases in EDF's capital following the Open Price Offer and Global Guaranteed Placement, thus raising the capital to €906,834,514;

• On December 20, 2005, Calyon paid the price corresponding to exercise of 8,502,062 subscription warrants issued in its favor by decision of the Board on November 18, 2005. The capital was thus raised to €911,085,545.

The following table summarizes the authorizations granted to the Board of Directors by EDF's shareholders at their extraordinary meeting of October 10, 2005 for the capital increase:

1. One share entitles the holder to one vote.

Authorizations granted to the Board of Directors by EDF's shareholders at their extraordinary meeting	Maximum total par value of the capital increase (in millions of euros)	Duration of the authorization[1]
1. Delegation of authority to the Board to increase the capital, while upholding the shareholders' preferential subscription rights	143.5	26 months
2. Delegation of authority to the Board to increase the capital, with no preferential subscription rights for shareholders, through a public offer	143.5[2]	26 months
3. Delegation of authority to the Board to increase the number of shares to be issued in the event of a capital increase resulting from issues under points 1 and 2 above	15% of initial issue value[2]	26 months
4. Delegation of authority to the Board to increase the capital by capitalization of reserves, profits or premiums	143.5[2]	26 months
5. Delegation of authority to the Board to increase the capital as a result of an exchange offer instigated by EDF	143.5[2]	26 months
6. Delegation of authority to the Board to increase the capital in return for contributions in kind (art. L. 225-147)	10% of capital[3]	26 months
7. Delegation of authority to the Board to increase the capital to the benefit of members of a savings plan	143.5[2]	26 months
8. Delegation of authority to the Board to issue share subscription warrants reserved for financial establishments in the syndicate for the EDF share placement to take place upon partial privatization of the company, and admission of its shares to Euronext Paris' Eurolist.	15% of initial issue value	1 year
9. Delegation of authority to the Board to undertake transactions on the company's shares, subject to their admission to trading and initial listing.	2,000	Until the shareholders' meeting held to approve the financial statements for the year ended Dec 31, 2005, and no more than 18 months after the meeting that granted it.

1. From the date of the extraordinary shareholders' meeting of October 10, 2005.
2. Up to the nominal overall limit defined in point 1, i.e. €143.5 million.
3. At October 10, 2005.

The offer reserved for current and retired employees ("Employee Offering") proved extremely popular, with more than 128,000 subscribers applying for 45.6 million shares. Employee demand thus represented 19.6% of the total share sale. As the Law of August 9, 2004 stipulates that the portion offered to employees could not exceed 15% or 34.6 million shares, it was thus necessary to reduce overall demand by 23.7%.

In a decision published in the "Journal Officiel" on December 31, 2005, the French Minister for the Economy, Finance and Industry set out the terms of this reduction, following two principles: protection of the smallest subscribers, and minimization of the number of subscribers concerned by the reduction. Finally, the applications of 83% of employee subscribers were unaffected, and 90% of subscribers received more than 90% of the investment initially requested.

During 2005, the shareholding structure was as follows:

	Number of shares and voting rights	%
From Jan 1, 2005 to Nov 17, 2005		
French State	1,625,800,000	100
Institutional and private investors		
Employees[1]		
Employee investment fund[1,2]		
Total	1,625,800,000	100
From Nov 18, 2005[3] to Dec 19, 2005		
French State	1,625,800,000	89.6
Institutional and private investors	187,869,028	10.4
Employees[1]		
Employee investment fund[1,2]		
Total	1,813,669,028	100
From Dec 20, 2005[4] to Dec 31, 2005		
French State	1,625,800,000	89.2
Institutional and private investors	196,371,090	10.8
Employees[1]		
Employee investment fund[1,2]		
Total	1,822,171,090	100

1. Settlement and delivery of the shares attributed to employees took place on January 30, 2006.
2. "Actions EDF" employee investment fund (FCPE).
3. After the increases in capital resulting from the Open Price Offer and the Global Guaranteed Placement.
4. After the increase in capital resulting from exercise of share subscription warrants by the banks (over-allotment option).

The distribution of EDF's share capital at January 30, 2006 is shown in section 1.1.1.

1.11.2 Other capital transactions

No EDF share is to be attributed to employees under the employee profit-share plan.

1.11.3 Allocation of net income

The dividend distribution policy is defined by the Board of Directors, with reference to the company's results and financial position and the dividend policies of major French and international companies in the same business sector.

EDF's current objective is to distribute 50% of net income (excluding non-recurring items) in the 2006 dividend to be paid out of 2005 profits.

However, this objective under no circumstances constitutes a corporate commitment, and future dividends will depend on the Group's net income, financial position and any other factor the Board of Directors deems relevant.

Between 2001 and 2003, the calculation method for the dividend payable to the French state was defined in the Group contract signed on March 14, 2001 between the French government and EDF. The following amounts were paid in previous years:

2002	€208.3 million
2003	€321.3 million
2004	€373.9 million

1.11.4 Scope of consolidation and corporate thresholds

The full list of consolidated companies is attached to the consolidated financial statements.

During 2005, no shareholder informed the company that its holding had reached a legal or statutory threshold.

1.11.5 Corporate governance and organization

1.11.5.1 BOARD OF DIRECTORS

EDF's Board of Directors determines the orientation of the company's activities and oversees their implementation. It deliberates on all the major strategic, economic, financial and technological orientations concerning the company, and also examines any other matters related to the company's operation, governing such affairs through its deliberations.

- Until the General Shareholders' meeting of February 14, 2006, the Board of Directors was made up of six independent members, six members representing the state and appointed by government decree, and six members elected by employees. EDF's Chairman was appointed by decree from among the independent directors, following nomination by the Board of Directors.
- After the General Shareholders' meeting of February 14, 2006, in compliance with the Law of July 26, 1983 on the democratization of public service, as the French State holds less than 90% of the capital of EDF, the Board of Directors continues to have eighteen members: one third representing the French government, one third representing employees, and one third appointed by the shareholders after nomination by the Board of Directors.

At the meeting of February 14, 2006, the following six directors were thus appointed by the shareholders: Pierre Gadonneix, Frank E. Dangeard, Daniel Foundoulis, Claude Moreau, Henri Proglio and Louis Schweitzer.
Board meetings are also attended by the members of the French State's Economic and Financial Control Commission as well as the Works Committee secretary, who have no voting rights.
A director's term of office lasts five years. Consequently, the terms of office of the six directors appointed at the shareholders' meeting of February 14, 2006 will end on November 22, 2009, at the same time as for the other directors.

To carry out its duties, the Board of Directors has set up various committees of selected members:
• The Audit Committee, which issues an opinion on the financial position, the medium-term plan and budget, the annual and half-yearly financial statements, consolidated and corporate, risk monitoring, internal audit and control, and the appointment of Statutory Auditors;
• The Strategy Committee, which issues an opinion on EDF's major strategic orientations (alliances and partnerships, strategic development plan, industrial and sales and marketing policy, strategic agreements, the public service contract);
• The Ethics Committee, which ensures that ethical considerations are taken into account in the work of the Board of Directors and the management of EDF. It also examines procedural developments at Board level, the draft annual report (excluding the financial statements) and the annual reports of the Mediator and Head of Ethics;
• The Remuneration Committee, which will be set up during 2006.

The Board met fourteen times in 2005. The Committees also had a particularly busy year, particularly the Audit Committee which held ten meetings over the year.
The attendance rate at meetings of the Board of Directors was 84.9% on average in 2005.

Details of each director's and Executives roles and the functions occupied in 2005 in all companies are given below:

Chairman of the Board of Directors

PIERRE GADONNEIX
Date of birth: January 10, 1943
Chairman of EDF's Board of Directors since September 8, 2004
Chairman and CEO of EDF since November 20, 2004
Member of Dalkia's Supervisory Board
Chairman of the Board of Directors of Association Electra and Transalpina di Energia
Director of Edison
Member of the Economic and Social Council

Directors representing the French Government

ANDRÉ AURENGO
Date of birth: April 4, 1949
Director of EDF since July 1999
Head of the nuclear medicine department at the Pitié-Salpêtrière hospital, Paris
Member of the Scientific Council at the Institute for Radiological Protection and Nuclear Safety (IRSN)
Chairman of the French Society for Radiation Protection (SFRP)

BRUNO BÉZARD
Date of birth: May 19, 1963
Director of EDF since August 2002
Deputy Executive Officer of the French State Holdings Agency (APE) at the French Finance Ministry
Director of Areva, France Télévisions, La Poste and SNCF

PIERRE-MATHIEU DUHAMEL
Date of birth: November 17, 1956
Director of EDF since January 2003
Budget Director at the French Finance Ministry
Director of Air France-KLM, France Télécom and SNCF
Member of the Atomic Energy Committee
On April 14, 2006
PHILIPPE JOSSE, Budget Director at the French Finance Ministry, replaces Mr Pierre-Mathieu Duhamel.

YANNICK D'ESCATHA
Date of birth: March 18, 1948
Director of EDF since November 2004
Chairman of the government space policy agency Centre National d'Etudes Spatiales (CNES)
Permanent representative of the CNES at Arianespace SA and Arianespace Participation
Member of the Academy of Technologies
Chairman of the Board of Directors of the Ecole Polytechnique

FRANÇOIS JACQ
Date of birth: October 28, 1965
Director of EDF since September 2005
Director of Demand and Energy Markets department (DIDEME) at the Finance Ministry's Energy and Raw Materials department

JEAN-PIERRE LAFON
Date of birth: March 2, 1941
Director of EDF since November 2004
General Secretary at the Foreign Ministry
Member of the Supervisory Board of Areva
Member of the Atomic Energy Committee
At the April 14, 2006
PHILIPPE FAURE, General Secretary at the Foreign Ministry, replace Mr Jean-Pierre Lafon.

MICHÈLE ROUSSEAU
Date of birth: September 12, 1957
Director of EDF until August 2005
General Secretary at the Ministry of Ecology and Sustainable Development

Independent directors of 2005, reappointed by the shareholders at the extraordinary meeting of February 14, 2006

FRANK E. DANGEARD
Date of birth: February 25, 1958
Director of EDF since November 2004
Chairman and CEO of Thomson
Director of Calyon, Eutelsat and Orange

DANIEL FOUNDOULIS
Date of birth: April 13, 1939
Director of EDF since July 1999
Member of the French National Consumer Council and the Advisory Group for the European Consumer Council in Brussels

CLAUDE MOREAU
Date of birth: January 22, 1931
Director of EDF since November 2004
Chairman of the Interministerial Commission on Clean, Energy-saving vehicles (CIVEPE)
Manager of SCI Maison de l'Industrie

HENRI PROGLIO
Date of birth: June 29, 1949
Director of EDF since September 2004
Chairman and CEO of Veolia Environnement
Manager of Veolia Eau - Compagnie générale des Eaux
Chairman of the Board of Directors of Veolia Transport, Veolia Propreté and Veolia Water
Chairman of the Supervisory Board of Dalkia France
Director of Dalkia International, Eaux de Marseille, Sarp, Sarp Industries, Collex, Veolia Transport Australia, Onyx Environmental Group, Siram, Onyx Asia, Connex Northern Europe, ONAC, Casino Guichard Perrachon, Thalès
Member of the A & B Supervisory Boards of Dalkia, CNP Assurances, Elior, Lagardère
Observer on the Supervisory Board of Centre national des Caisses d'Épargne

LOUIS SCHWEITZER
Date of birth: July 8, 1942
Director of EDF since July 1999
Chairman of the Board of Directors of Renault SA and AstraZeneca
Vice-chairman of the Supervisory Board of Philips
Director of BNP Paribas, L'Oréal, Veolia Environnement, AB Volvo
Member of the Consultative Committee of Allianz and Banque de France
Chairman of the Anti-Discrimination and Equality Authority (HALDE)

Directors representing employees

JACKY CHORIN
Date of birth: April 22, 1959
Director of EDF since September 2004
Legal expert

LAURENCE DROUHIN-HOEFFLING
Date of birth: March 8, 1969
Director of EDF since January 2002
Writer for competition monitoring and economic observatory

ALEXANDRE GRILLAT
Date of birth: December 8, 1971
Director of EDF since September 2004
Engineer

CATHERINE NEDELEC
Date of birth: August 19, 1957
Director of EDF since November 2000
Engineer

PHILIPPE PESTEIL
Date of birth: September 1, 1957
Director of EDF since September 2004
Engineer

MARIE-CATHERINE POLO DAGUERRE
Date of birth: November 15, 1960
Director of EDF since July 1999
Customer advisor

Chief Officers (in addition to the CEO)

DANIEL CAMUS
Date of birth: April 14, 1952
Chief Financial Officer since November 2004
Chairman of the Board of Directors of EDF Energy and EDF International
Director of Edison
Member of the Supervisory Boards of EnBW, Dalkia and Morphosys

YANN LAROCHE
Date of birth: March 30, 1945
Chief Human Resources and Communications Officer since November 2004
Director of EDF Energy.

JEAN-LOUIS MATHIAS
Date of birth: August 21, 1947
Chief Operating Officer, Integration and Deregulated Operations in France, since November 2004
Chairman of the Board of Directors of EDF Trading and EDF Developpement Environnement
Member of the Supervisoy Board of Dalkia

1.11.5.2 MANAGEMENT COMPENSATION

The table below shows the compensation and various benefits paid to the Group's key management personnel during 2005 by EDF and its controlled companies. The variable portions shown below were paid in addition to the fixed gross salary.

• **Pierre Gadonneix:**
Gross salary for 2005: €468,548
Variable portion: €53,667
Benefits in kind: €27,445
• **Daniel Camus:**
Gross salary for 2005: €489,960
Variable portion: €274,236
Daniel Camus's contract, effective since November 14, 2002, also provides for deferred compensation payable after three years, and contains clauses stipulating a contractual severance indemnity equivalent to 24 months' pay after a six-month notice period.
• **Yann Laroche:**
Gross salary for 2005: €325,231
Variable portion: €213,309
Benefits in kind: €38,458
For 2003-2004, Yann Laroche also benefited from deferred compensation of €87,979 paid in 2005.

• **Jean-Louis Mathias:**
Gross salary for 2005: €325,231
Variable portion: €138,409
Benefits in kind: €47,864

Other than the above, Pierre Gadonneix, Jean-Louis Mathias, Daniel Camus and Yann Laroche benefit from no special pension scheme, have received no starting bonus and will receive no termination benefit.

Directors' fees were paid as follows during 2005 in respect of the second half-year of 2004 and the first half-year of 2005:

• Frank E. Dangeard €28,000
• Daniel Foundoulis €22,652
• Claude Moreau €20,500
• Henri Proglio €22,152
• Louis Schweitzer €4,000

Under Law 83-675 of July 26, 1983 on the democratization of the public sector, state-appointed directors and employee representative directors receive no directors' fees.

Stock options
None

1.11.5.3 GENERAL MANAGEMENT

Management of the parent company is the responsibility of the Chairman of the Board of Directors, whose full title is Chairman and Chief Executive Officer. Upon the proposal of the Board of Directors, Pierre Gadonneix was appointed Chairman of EDF's Board of Directors by the decree of November 24, 2004. He was reappointed to this function following the shareholders' meeting of February 14, 2006.

The Group's executive management, consisting of the Executive Committee and support functions, defines and oversees Group strategy (with major orientations submitted for approval to the Board of Directors), supervises risk management, monitors performance and activity and cost synergies.

The Executive Committee has three Chief Officers:
• Daniel Camus, Chief Financial Officer;
• Yann Laroche, Chief Human Resources and Communications Officer;
• Jean-Louis Mathias, Chief Operating Officer, Integration and Deregulated Operations in France;
together with four Senior Executive Vice-Presidents and the CEO of EDF Energy:
• Jean-Pierre Benque, Senior Executive Vice-President Customers;
• Bernard Dupraz, Senior Executive Vice-President, Generation;
• Michel Francony, Senior Executive Vice-President Regulated Operations France;

• Bruno Lescœur, Senior Executive Vice-President International Businesses;

• Vincent de Rivaz, Chief Executive Officer of EDF Energy; Utz Claassen, Chairman of the Management Board of EnBW, and Umberto Quadrino, Chairman of Edison, are also invited to meetings of the Executive Committee whenever necessary, in the capacity of representatives of international investments.

1.11.5.4 INTERNAL CONTROL

The Chairman's 2005 report on internal control, and the Statutory Auditors' report, are attached to the management report.

1.11.6 EDF SA's summary corporate financial statements

Sales amounted to €30,849 million in 2005, a 2.1% increase from 2004. On a constant basis, the increase

(in millions of euros)	2005	2004	% change
Sales	30,849	30,210	+2.1
Operating profit	3,257	3,735	-12.8
Current profit (before exceptional items and tax)	2,787	1,683	+65.6
Exceptional profit (loss)	1,126	(74)	NS
Net profit	3,532	902	x 3.9

was 2.7% (RTE's business was transferred to the subsidiary RTE EDF Transport with retroactive effect from January 1, 2005).

Since January 1, 2005, the CTA levy on electricity transmission and distribution services has been collected for the electricity and gas sector's pension and benefit management body CNIEG, following adjustment of the public network access fees and sales tariffs to ensure financial neutrality for consumers.

Measured under constant group structure and identical CTA levy conditions, sales would have increased by 5.0% (including the impact of trade in network losses and all volume/price effects of the year).

The operating profit of €3,257 million decreased by 12.8%, mainly due to higher fuel and energy expenses resulting from price rises, and the fees of €3,069 million paid by EDF for access to the transmission network (RTE).

The financial result improved by €1,575 million (to €(466) million in 2005 from €(2,041) million in 2004). This mainly reflects reversals of €1,210 million in 2005 from provisions on international business concerning the subsidiary EDFI, whereas in 2004 an amount of €698 million was allocated to the same provisions.

The profit before exceptional items and tax amounted to €2,787 million, an increase of 65.6%.

The exceptional profit of €1,126 million is principally attributable to the reversal of tax regulated provisions in connection with the transfer of business assets and liabilities to RTE EDF Transport.

The net profit thus totaled €3,532 million.

Overall, two specific favorable factors particularly affected 2005 results: the income recorded on the transfer of RTE's business to a subsidiary, and the high amounts reversed from provisions on EDFI.

Equity totaled €17,649 million at December 31, 2005 compared to €19,390 million at December 31, 2004. The change in equity reflects the impact of changes in accounting method, primarily concerning post-employment employee benefits (€10,603 million) and application of the Law of August 9, 2004, and the capital increase (€6,208 million).

Five-year summary of EDF results

	2001	2002	2003	2004	2005
Capital at year-end					
Capital (M€)	395	395	395	8,129	911
Capital contributions (M€)	7,734	7,734	7,734	–	–
Number of ordinary shares in existence	–	–	–	1,625,800,000	1,822,171,090
Number of priority dividend shares (with no voting rights) in existence	–	–	–	–	
Maximum number of future shares to be created	–	–	–	–	
by conversion of bonds	–	–	–	–	
by exercise of subscription rights	–	–	–	–	
Operations and results of the year (M€)					
Sales excluding taxes	28,732	28,895	29,034	30,210	30,849
Earnings before taxes, employee profit sharing, depreciation and provisions	6,951	12,738	7,086	7,397	5,160
Income taxes	748	1,027	1,394	706	381
Employee profit share for the year	–	–	–	–	–
Earnings after taxes, employee profit sharing, depreciation and provisions	881	(1 075)	469	902	3,532
Earnings distributed	315	208	321	374	1,439[1]
Earnings per share (€/share)					
Earnings after taxes and employee profit sharing but before depreciation and provisions	–	–	–	4.12	2.62
Earnings after taxes, employee profit sharing, depreciation and provisions	–	–	–	0.55	1.94
Dividend per share	–	–	–	0.23	0.79[1]
Personnel					
Average number of employees over the year	113,827	110,806	107,761	106,718	98,580
Total payroll expense for the year (M€)	4,118	4,094	4,135	4,291	4,125
Amounts paid for employee benefits and similar (social security, company benefit schemes, etc.) (M€)	3,044	3,128	3,224	3,342	2,827

1. Subject to approval by the shareholders at the general annual meeting of June 9, 2006.

2. Social and environmental information

2.1 Social and environmental policy

EDF Group environmental and social policy draws from the 21 commitments made to sustainable development in 2001 under its "Agenda 21" and from the ten principles of the United Nations Global Compact to which the Group adhered the same year.

In 2005, following the industrial and financial plan adopted by EDF in December 2004, the Group formalized three documents which frame the Group's approach and commitments with regard to social and environmental responsibility.

The EDF Group Corporate Social Responsibility (CSR) agreement, negotiated over the course of 2004, was signed by EDF's Chairman and CEO on January 24, 2005 with all representatives of the eleven countries where the Group is most active and with four international federations of electricity sector unions. This agreement, innovative and far-reaching, reaffirms Group values and the principles of sustainable development. It commits the Group, within the scope of its activities and national legislation in the various countries and with regard to suppliers and subcontractors over which the Group has effective say, to upholding – and ensuring they are upheld – the fundamental conventions of the World Trade Organization (WTO), even where they have not been ratified. It sets down 22 articles covering fifty specific commitments to social responsibility and provides for the creation of a specially created body to monitor application of the agreement worldwide.

The EDF Group Environmental Policy was redrafted and signed by the Chairman and CEO of EDF on June 10, 2005. The policy sets out ten specific commitments to preserving natural resources and renews the Group's priority of fighting global warming and climate change through least CO_2 emitting generation, investing in new and renewable forms of energy, promoting energy savings and energy efficiency, and participating in the new environmental emissions trading and savings certificates schemes.

In France, the **Public Service Agreement** signed October 24, 2005 by the Prime Minister and EDF's Chairman and CEO gives new dimension to the contractual agreement between the French State and EDF, of which the capital is now open, clarifying the company's responsibility with regard to energy, national interests, environmental and social issues within its scope of responsibility, objectives and system of financing: guaranteeing security of electricity supply in France; maintaining the high level of security of its facilities under the control of public authorities; contributing to the social fabric of the nation by ensuring equal pricing, and supporting measures allowing low-income customers to maintain access to energy, adapting pricing for residential customers in keeping with the rising cost of living without surpassing the rate of inflation for the first five years; fostering equilibrium throughout France by ensuring local services and servicing and thereby contributing to local development; combating global warming and protecting the environment.

2.2 Implementation of social and environmental commitments

The Sustainable Development and Environment Division coordinates, supports and reports on Group sustainable development efforts while overseeing consistency Group-wide. Operational responsibility falls to the various divisions and affiliates according to their activities.

The strategic dimension of sustainable development translates into a systematic review of Group projects, investment or divestment. Based on analytical frameworks developed and applied to customer offers and generation projects in particular, a common, well-structured methodological tool for screening was devised. It is being rolled out for project management in 2006. At all levels of its organization and activity, and in every form from consultation to partnerships, the Group holds dialogues with stakeholders, government, local authorities, customers, NGOs, employees, and unions on the various sustainable development issues. Dialogue is particularly well-established with two consultative bodies composed of outside, independent figures: the Sustainable Development Panel (Panel 21) and the Environmental Advisory Board *(Conseil de l'environnement).* Since April 2006, dialogue with employee representatives has been extended Group-wide, worldwide, through the Committee for Dialogue on Corporate Social Responsibility *(Comité de dialogue sur la responsabilité sociale* – CDRS) charged with monitoring the CSR agreement of January 24, 2005.

Group sustainable development results are published yearly in a separate report that describes our involvement and provides performance indicators relative to environmental, social and societal issues. Available on the EDF Group website, this report is complementary to EDF's Management Report, providing environmental and social information that the French law on new economic regulations (NRE) of May 15, 2001 requires listed companies to include in their management reports.

For comparison purposes, the Group performance indicators were determined based on the criteria established by the Global Reporting Initiative (GRI), an association affiliated with the United Nations Environment Program, that developed standards which are now recognized and applied by most large corporations. In 2005, measures were taken to increase the accuracy of indicators on environmental spending and procedures for gathering social and environmental data were established, followed by a review by EDF's statutory auditors. Lastly, as a listed company, EDF is now subject to review by extra-financial agencies and organizations specialized in corporate governance, social responsibility, environmental and societal issues.

2.3 Environmental information

2.3.1 Changing regulations

The Group is operating in a context of increasingly tough environmental regulations at both European Community and national levels. For 2005, two legal texts transposing or anticipating European Directives changed France's environmental regulatory framework.

The Order of April 15, 2004 transposes into French law the European Greenhouse Gas (GG) Directive of October 13, 2003 that establishes a trading scheme for greenhouse gas emissions in the EU. In France, the Group closely followed the drafting of the National Allocation Plan (NAP), approved by the European Commission on May 18, 2005, by which an annual CO_2 emissions quota of 23.54 million tonnes was allotted to EDF for its combustion facilities of over 20 MW for the period 2005-2007. Regulations transposing the GG Directive are also being adopted in other EU countries.

The Energy Guidance Bill of July 13, 2005 sets energy priorities for France: security of supply, competitive energy pricing, the fight against global warming and the fostering of social and national cohesion. The Bill provides a framework favorable to the development of EDF's activities and to the sustainability of this development. It reaffirms the validity of EDF's generation facilities, particularly with regard to nuclear, by providing for the construction of the EPR reactor and by underscoring that the French generation fleet which is essentially nuclear and hydro, emits comparatively little CO_2. The Bill restructures incentive mechanisms aimed at developing wind power and recognizes hydropower as a renewable energy, especially with regard to the arbitration of water use issues. In terms of energy savings, it establishes an innovative "white certificates" scheme combining regulatory constraints and market mechanisms and should provide EDF with new opportunities to develop energy savings services. Companies not having reached their assigned energy savings targets must acquire white certificates or be subject to penalties. The goal is to save energy nation-wide, lowering final energy intensity by 2% annually from now to 2015.

2.3.2 Environmental management system

The Group's activities can cause accidents or have a significant impact on health and the environment.

The management of these risks is included in the overall risk management procedures for the Group. It is included in the operational implementation of the environmental policy through the environmental management system deployed within all Group entities having a direct or indirect impact on the environment. For several years, EDF has been engaged in the certification of its environmental management system, a process which concluded in June 2002 with ISO 14001 certification. Since June 2004, the certifiable perimeter includes all the Group's activities and operational entities. Each year, follow-up audits of the monitoring process are carried out in the entities within the certification perimeter. On December 8, 2005, the Group's ISO 14001 certification was renewed by Det Norske Veritas (DNV), which replaced the AFAQ as the certifying body. On this occasion, EDF Energies Nouvelles, Tiru Group and Fenice (Italy) were integrated in the Group's ISO 14001 certification scope.

2.3.3 Partnerships

EDF cooperates with different associations involved in cultural, social, sporting or environmental initiatives both at local and national level. Partnerships were established, particularly in environmental matters with the Fondation Nicolas Hulot (2004) and in world development with the non-governmental organization Care France (May 12, 2005). In addition, EDF renewed, in April 2004, the three-year cooperation agreement with the environment and energy management agency,

Ademe, providing for joint financing over three years and a program of initiatives in the promotion of energy saving, the development of new renewable energies and better energy efficiency for retail customers.

2.3.4 Environmental research

EDF Research and Development spends close to a third of its budget (€121.7 million in 2005) on environment-related issues. Amongst the 14 challenges that form the programs for 2004-2007, eight address sustainable development, notably in the reduction of energy consumption and greenhouse gas emissions or the development of renewable energies.

2.3.5 Managing impact on the environment

2.3.5.1 DISCHARGES, EMISSIONS AND CONVENTIONAL WASTE

2.3.5.1.1 Discharges

More than 95% of EDF's generation is without direct incidence on CO_2 emissions, which keeps the specific emission to less than 50 g CO_2/kWh, compared with an average of 400 g CO_2/kWh[1] in neighboring European countries. However, simply due to its size, EDF is the second largest French industrial company in terms of emissions with an annual rate of 23.7 Mt.

During 2005, the fossil-fired sites made arrangements to track and account for the development in quotas consumed per facility by introducing quality control, managed by an independent body, into the procedures used to quantify CO_2 emitted.

To reduce atmospheric waste from the fossil-fired plants, EDF made investments in its facilities and now uses three methods according to the type of waste. For nitrogen oxide (NOx) EDF has equipped certain power plants with low NOx burners and SCR (Selective Catalytic Reduction), allowing for the capture of nitrogen oxide using ammonia in the presence of a catalyst. This was done in 2005 at Le Havre (with the agreement of the Haute-Normandie region) and Cordemais in France and at Cottam and West Burton in the United Kingdom.

Desulfurization limits sulfur dioxide emissions (SO_2) and consists of scrubbing gas fumes with a limestone-saturated mist: West Burton in the United Kingdom or again Cordemais and Le Havre have thus reduced their SO_2 discharges by more than 85% on the units equipped.
The use of low-sulfur fuel also helps improve performance. In Poland, the Group has concluded a fifteen-year contract for a supply of low sulfur coal for the EC Kraków and Kogeneracja cogeneration plants. In Corsica, EDF uses fuel that is very low in sulfur and in ash.

The capture of dust contained in atmospheric emissions was advanced in 2005 with the optimization of the functioning of electrostatic dust removal equipment. Thus the dust removal system in the Havre power plant was equipped with a sulfuric anhydride (SO_3) injection system and Ultra High Frequency electrical supplies. At Rybnik in Poland, the company ERSA introduced several measures to modernize the dust removal equipment in four units.

Over the past eight years (excluding 2005 for which data is not available), Edison's electricity power plants have reduced their sulfur oxide emissions by 82%, their dust emission by 74%, their nitrogen oxide emissions by 42% and their carbon dioxide emissions by 15%.

EDF is continuing its denitrification program for the seven 20 MW diesel generators (1 in 2003, 2 in 2005, 2 before mid-2006) in the Vazzio power plant (Corsica) and should, at this stage, have reduced nitrogen oxide emissions by more than 60%. The upgrade of the two remaining generators will be accelerated following the order from the Prefecture on July 28, 2005, recommending that EDF equip all of its Vazzio motors by the end of 2006. The total cost of the Vazzio investment will be close to €10 million.

Finally for chemical or ordinary discharges, the existing measures to ensure ongoing improvements for radioactive waste in the nuclear fleet have been extended to all discharges, linked to products used in circuit cooling or from water treatment and purification plants. Within the framework of the environmental management system and driven by ISO 14001 certification, action plans were implemented in the units to reduce their consumption of water and pollutant discharges.

1. Source: *CO_2 emissions from fuel combustion* (International Energy Agency 2005).

2.3.5.1.2 Heat discharges

The heat discharges linked to the heating of water used in equipment cooling, are constantly monitored as it passes though the plant's condenser.

2005 Drought

The drought during the summer of 2005 made it necessary to implement the meteorological Extreme Weather Plan drawn up following the heatwave crisis in 2003. The optimization of the generation fleet involved:

– 1.) The implementation of monitoring and alert procedures allowing for early warning on the drop in river water levels,

– 2.) Revised scheduling of temporary shutdowns for maintenance in the nuclear plants in order to allow more generation unit availability in coastal areas, which are less sensitive to high temperatures,

– 3.) Coordinated monitoring of the Rhone valley power plants in order to guarantee the safety of the electricity transmission network while respecting the discharge regulations covering the heating of river water.

Despite a persistent drought in France, creating notably a drop in river water levels, EDF was able to ensure electricity supply continuity for the whole period, while respecting safety requirements and environmental considerations in the nuclear and fossil-fired plants.

Value from heat discharges

Several nuclear plants turn their hot water discharges to advantage through agricultural or industrial use: in horticulture – Bugey, Cruas, Dampierre; in fish farming – Gravelines; in the drying of wood: Chinon, Cattenom (project); in tourism – crocodile farm at Civaux; in heating for homes, swimming pools and old people's homes – Civaux, Saint-Laurent, Golfech. The use of hot water contributes to local economic development in the creation of jobs, sometimes for the long-term unemployed, while putting a real value on several MW of unused thermal energy, thus reducing the energy bill of installations and contributing to the reduction in greenhouse emissions.

2.3.5.1.3 Contaminated soils

The issue of potential soil contamination is an important part of EDF's environmental management system. Throughout 2005, several new initiatives were launched and realized in order to prevent and control the different scenarios potentially arising in the course of operations.

Upstream from operations, a special training program was defined and implemented in order to improve skills at site level in order to better predict and limit the effect of a possible incident. A skills bank was created to manage shutdowns of sites, the handling of soil diagnostics and plans for remedying potential damage. A survey to audit contaminated soils on former or current sites is underway at Group level.

Internet monitoring of the Basial and Basol external databases, managed by the public authorities, was implemented in order to provide the up-to-date information needed. More than 700 sites are surveyed in these databases and are subject to this monitoring. Finally the guide Soil Contamination, for internal use by managers and employees was updated.

2.3.5.1.4 Conventional waste

The management of conventional waste (excluding radioactive waste and ash from the fossil-fired fleet) is subject to French and European regulations. In 2005, EDF Gaz de France Distribution (EGD) carried out a first exercise to analyze data on the management of waste produced in 2004. 42,200 tonnes of conventional waste were counted for 100 centers in mainland France and the overseas departments. 60% of the tonnage was ordinary waste, 20% hazardous and 20% inert waste. Of the 132 types of waste evacuated, 11 (whose quantity exceeded 1,000 tonnes) represented 85% of the overall quantity. A performance indicator on the recycling of waste from packaging will be amongst the units' management objectives in 2006. Based on 2005 data, the target for this performance indicator, calculated on 6 types of packaging waste, will be set at 85%.

The generation and research activities reported 84,450 tonnes of conventional waste in 2004. This figure increases by 25% on a constant scope (66 sites concerned) due to construction and demolition work. This is likely to remain the case in the coming years given the planned decommissioning works.

The waste recycling indicator of "recyclables" for EDF SA excluding EGD (packaging, oils, batteries and accumulators) increased in 2005, reaching a figure of 81.5% (the target set in 2004 was 70%).

2.3.5.2 RADIOACTIVE WASTE AND DISCHARGES

2.3.5.2.1 Radioactive discharges

In 2005, radioactive liquid and gas discharges from the EDF parent fleet remained well below the legal limit (most often less than 10%), except for tritium discharges, whose production is directly linked to the energy produced.

Tritium discharges are close to the threshold authorized by the first of the new regulations (respectively 30 TBq/unit for liquids and 2.5 TBq/unit for gases) and require rigorous proactive management. These figures have been raised in the most recent regulations signed. As for exposure due to extremely diluted gas and liquid discharges, the impact on the public of all the radioactive waste of each nuclear power facility, expressed as a yearly dose, represents, on average, only a few thousandths of the legal limit of 1 μSv per year for the public, compared with the average exposure due to natural radiation in France of 2.4 μSv per year.

2.3.5.2.2 Radioactive waste

The storage facility for short-lived very low-level waste at Morvilliers saw increased use: 8,429 tonnes were evacuated in 2005, of which 5,700 linked to decommissioning, compared with around 5,000 tonnes in 2004. A technological watch for the recycling of copper and lead was implemented during the year.

At the power plant sites, the freeing up of different intermediate storage areas for low and medium-level waste by transfer to the Soulaines storage facility is continuing particularly for shells and drums: 8,303 m³ in 2005 for 6,000 m³ in 2004. The year was, however, marked by a number of difficulties in the manufacture of concrete casings and shell plugs. On the other hand, the successful functioning of the Centraco incinerator (4,184 tonnes of waste and scrap metal coming from operations and decommissioning) contributed to the sharp reduction in the quantities of drums stored.

On September 21, 2005, EDF's Board of Directors approved, following consultation with the different stakeholders and local players, the commitment to establish a packaging and storage facility for long-lived radioactive waste at Bugey. This project should allow for the temporary handling of part of the long-lived waste from decommissioning graphite gas reactors.

The French Law of 1991, known as the "Bataille Law", set the second quarter of 2006 as the date by which the French Parliament must choose the method for the sustainable management of long-lived radioactive waste. In February 2005 The National Commission for Public Debate *(Commission Nationale du Débat Public - CNDP)* was asked jointly by the Ministries of Ecology and Sustainable Development and of Industry, to organize a public debate. After the drawing up of an information pack to which EDF contributed, the national consultation process took place over four months, from mid-September 2005 to mid-January 2006, with several cycles of debates in Paris and in the French regions, involving some three thousand participants. The debates produced a certain number of recommendations on the management of radioactive waste, revealed the need for information and dialogue and showed that the management of radioactive waste, such as done by industrial companies currently, is a satisfactory solution for the short to medium-term and will allow time to choose the right long-term solution. The French Government indicated that it would take into account the information drawn from the debates in the preparation of the draft legislation.

2.3.5.3 VISUAL AND NOISE POLLUTION

A noise evaluation exercise was carried out at the sites of the operational nuclear facilities: checking of compliance, modeling of sites for studies on conformity and its continued observance. This evaluation was submitted to the Nuclear Safety Authority which approved our approach; this allows us to foresee a program of technical modifications at the end of 2007/beginning of 2008.

In order to reduce noise pollution close to overhead cables, EnBW Transportnetz AG is establishing a test site close to Bodnegg. It involves transforming two masts to be able to double their cabling and thus check if the modification of the power line allows for the reduction in its crackling, particularly strong during humid or foggy weather.

For a decade, EDF has conducted a proactive policy to integrate new power lines into the environment: at the end of 2005, of 7,568 km of medium voltage power lines brought into service in works project managed by EDF, 7,144 km have been buried, taking the line burial rate to 94.4% (Public Service Agreement target 90%); of 5,066 km of new low voltage powerlines, 3,682 km, or 72.7%, have been installed using discreet technology (PSC target 65%).

For the installation in 2005 of the EDF wind farm facility at Guerlédan (Brittany), the choice of shorter masts on ridge tops reduced the visual impact of the facility seen from the lake. Studies were carried out prior to the installation of the wind turbines to take into account the noise impact of the machines on local residents.

2.3.5.4 SECURITY AND INDUSTRIAL SAFETY

Security and nuclear safety

2005 is a year for consolidating progress achieved in previous years. EDF reported a level 2 generic incident to the French Nuclear Safety Authority *(Autorité de sûreté nucléaire)*, relating to a conformity discrepancy on the motors of certain reactor cooling pumps used in case of accident, and for which EDF has embarked upon a technical modification program. This event is not linked to the operations of facilities and has no incidence on their functioning. The rate of significant safety incidents recorded is at a historic low (0.76 per unit and per year) due to the increasingly rigorous operational approach. The number of automatic reactor shutdowns (0.93 per unit and for 7,000 hours of criticality) is still improving and is down by 20% over three years. The control of fire risk has been improved, both in terms of facility design and incident prevention (training for employees, relations with the fire services).

A new campaign for the free distribution of iodine tablets has been implemented jointly with public authorities.

Hydropower safety

Action to protect the public and internal improvement measures are continuing: 4 accidents involving individuals compared with 9 in 2004.

The audit carried out on our handling of hydrolic security confirmed a culture of safety and underlined the importance of the feedback of experience in developing the analysis of socio-organizational and human factors.

The campaign on downstream hydrodam safety resulted in the dissemination of messages to different types of water user (fishermen, tourists...) and the distribution of "hydroguides" to tourists. EDF's ISO 9001 certification was renewed for three activities: hydrodam surveillance; management of operations in times of flood; control of flow variations.

2.3.5.5 HEALTH AND THE ENVIRONMENT

Concerns about health issues and related risk prevention are very much part of the Group's sustainable development objectives.

EDF Group is continuing measures to control the impact of its facilities and activities and develop public awareness and access to information. These measures are supported by a multi-disciplinary scientific and environmental skills bank (engineers, doctors, lawyers, etc.) and regular contact with the scientific community. At Group level, an Environmental Health network unites those responsible for health in the Divisions and the subsidiaries, coordinating initiatives and pooling expertise.

Removing askarel transformers

The removal of askarel transformers must be achieved between now and 2010 to comply with regulatory obligations. The "large transformers" are identified and treated as a matter of priority with 57% of the necessary work having been accomplished to date. EDF France's Distribution Division also manages a fleet of 450,000 high and low voltage "closed oil" transformers of which a part, pre-dating the banning of PCBs in 1987, could be contaminated. A study, whose principle was approved by the French Environment ministry, carried out with EDF R&D, allowed for better awareness as of early 2005 of the equipment at risk and for the compilation of an inventory of transformers at sensitive sites. The latter will receive priority treatment in 2006. The action taken in 2005 (testing of removal methods while maintaining operations, ongoing statistical analysis of the types of equipment used, measures to decontaminate the priority transformers) should allow unit action plans for 2007-2010 to be drawn up by the end of 2006.

Legionella

The Nuclear Safety Directorate General *(Direction Générale de la Sûreté Nucléaire* – DGSN) set, in a letter dated January 28, 2005, the limits which may not be exceeded for concentrations of legionella in the air cooling towers of tertiary circuits in nuclear power plants.

For the Chinon power plant, this lower limit required the implementation of a continuous monochloramine treatment system. The assessment of the situation (addition of equipment, compliance with decree on waste) and the construction of the installations was realized in less than a year. The ministerial decree authorizing the waste resulting from this treatment was signed on August 17, 2005 and the injection installations were brought into service in the four units at the end of that month. The effectiveness of this type of treatment was confirmed.

Amoeba

With regard to amoeba, five nuclear plants are also undertaking monochloramine treatments. Last summer, difficulties in abatement were noticed on several occasions at Dampierre, leading to the 100 Nf/1 (*Nf: Naegleria fowleri*) limit calculated downstream after mixing being occasionally exceeded. A technical review was organized on November 15, specifying the conditions to prevent any further non-compliance.

Electromagnetic fields

In a Decree of November 9, 2005, the French Administrative Supreme Court (Conseil d'Etat), to whom the affair of the 225 kV and 400 kV power lines had been referred by local residents, specified that "the existence of a health risk for local residents due to the electromagnetic fields emitted from this line, may not be seen, in the light of current scientific knowledge, to be established (...)".

Pursuant to the European Directive of April 29, 2004, not yet transposed in France, limiting the exposure of workers to electromagnetic fields, a campaign to measure electrical and electromagnetic fields was undertaken in 2005 by the Group units involved.

2.3.5.6 PROTECTING BIODIVERSITY

EDF takes into account the impact of its activities on life environments wherever its facilities or their operation might have problematic consequences. In 2005, the company's approach to biodiversity, in partnership with Ademe and the Fondation Nicolas Hulot, became more systematic. The full inventory of species close to operating sites allows for the establishment of a guide to the protection of biodiversity. In addition to its many commitments to the Natura 2000 network, EDF manages the discharges, the lockage water, and the draining of its dams according to specific criteria for protecting biodiversity: establishes the important fish ladders (the 75th in France in 2005...); conducts awareness raising exercises for personnel and the public and implemented, in 2005, a national biodiversity training program.

Rehabilitation of the Etang de Berre

Since 1994, as part of an effort to establish a sound balance in the ecosystem of the French Etang de Berre, EDF has been reducing freshwater and silt runoff channeled from the Durance river where the Salon and Saint-Chamas hydro facilities are located. Since 1997, a number of fish species have returned.

Targeted in 2004 by a ruling from the European Community Court of Justice, France proposed to regulate the turbines at the two plants to avoid the most abrupt, irregular spillage. Begun in September 2005, this test is monitored by an international committee of independent experts charged with assessing its efficiency. To ensure the solution is long-lasting, the terms and conditions of the concession must be modified by a decree from the French Council of State. The public survey, a prerequisite to this kind of administrative act, was carried out in January and February 2006. The proposed measures are now under discussion by the French government and the European Commission.

The hydro facilities on the Durance (2,000 MW) represent significant generation of electricity for the Provence -Alpes-Côte d'Azur region of France and play a key role in security of supply. The measures taken to date have lowered generation in these units by an average of 360 GWh annually.

2.3.6 Contributing to combating greenhouse gases

Combating greenhouse emissions is the cornerstone of EDF's environmental policy which was renewed in May 2005. The company integrates this concern in its industrial activities and develops, for its customers, solutions for saving energy resources and limiting greenhouse emissions, particularly CO_2.

2.3.6.1 THE NUCLEAR AND HYDRO GENERATION FLEET

EDF Group's generation fleet is the largest in Europe. It also has one of the best records in terms of CO_2 emissions, thanks to the share of generation (over 95%) from nuclear and hydro. To continue on this path will mean, over the medium-term, completing the fleet then replacing the plants at the end of their lifespan by systems "without CO_2" which deliver at least the same level of performance. Longer term it will mean targets for reducing greenhouse emissions and contributing to the emergence of new clean, natural-resource- efficient technologies.

Following the direction adopted in the French Law of July 13, 2005, EDF is preparing to launch the EPR pilot project Flamanville 3 in 2012. This pilot is a first stage in the design of generation units to replace the oldest models between now and 2020. The EPR project complies with EDF's role in environmental protection by offering a significant performance uplift on the current fleet, representing continuous progress coming from feedback on operating experience.

EDF actively participates, in a spirit of transparency and openness, in the public debates on the EPR pilot Flamanville 3 and on the Cotentin-Maine high voltage transmission line, debates which contribute to the acceptability of the development project and prepare for the decision to proceed.

The Group also supports nuclear across the world, participating in safety programs in CEI nuclear plants. It also has an industrial base in China, in order to participate in technological innovation and contribute to industrial know-how in the development of China's nuclear generation.

In 2005, with 37.5 TWh for EDF SA (7.7% of total generation, but 2005 drought impact: -16%), hydropower is EDF's foremost renewable energy source. In addition to the launch of the construction of the Nam Theun (1,070 MW) dam in Laos, the development of EDF's hydropower activities in France will be supported by the replacement of the Romanche facilities by the Gavet facility (92 MW), the development of Rizzanese in southern Corsica (2010) and the development of small-scale hydropower facilities (a dozen projects below 12 MW).

EnBW AG decided, in June 2005, to build four 25 MW "bulb" turbines, each for the run-of-river hydroelectric facility at Rheinfelden. This is the largest German renewable energy project. Three series of measures to protect biodiversity are planned: the partial restoration of the river banks to their natural state, the construction of fish ladder equipment and the creation of salmon spawning areas.

2.3.6.2 NEW RENEWABLE ENERGIES

EDF Group strategy entered a new stage in May 2005 when the company decided to make a strong commitment to new renewable energies, particularly wind power. The objective is to develop, alone or with partners, around 3,300 MW of wind power between now and 2010, in a geographical area including Europe and the United States, with an overall budget of €3 billion.

EDF Energies Nouvelles, the industrial expression of this new policy, is seeing a record year in terms of development, in France and internationally with, in wind power, 375 MW of construction permits obtained in 2005, taking total authorized power to more than 500 MW. Of the ten construction permits in 2005, three concern large-scale facilities in the French departments: 87 MW in the Aveyron, 44 MW in the Aude and 78 MW in Eure-et-Loir. In 2005 Energies Nouvelles' environmental management gained ISO 14001 certification for its development, construction and generation of wind power in France.

On May 12, 2005, EDF and Total purchased 20% of Total Energie, a company specialized in solar photovoltaic energy, and now hold 50% each. The objective is to turn the new Tenesol affiliate into a world leader in this area, leveraging off the new factory, opened in 2005 in Toulouse, which will allow for a doubling in production capacity of solar photovoltaic panels by 2007 (from 15 to 30 MWp or 150,000 m^2).

In renewable energies services, 2005 saw strong business development, mostly in heat pumps, with or without solar panels for the production of hot water. (2004: 15,000; 2005: 30,000).

Electricité de Strasbourg is continuing to actively promote heat pumps in the Alsace area as it has for a number of years, with close to 1,000 now installed. In solar thermal, sales of solar electricity water heaters for new homes or those undergoing renovation increased from 6,000 in 2004 to 10,000 in 2005, growth of 67%, thanks

to Giordano (EDF EN 25%), the French market leader in the manufacture of solar panels and water heaters.
In addition to the *Equilibre* product, offered to eligible customers involving injecting into the network for each kWh purchased, a guaranteed renewable kWh (customers in 2005: 930 companies; 16,965 professionals), EDF also offers its business or local authority customers *Equilibre +* which consists of reserving part of the price to support the CISEL research and development project into thin-film photovoltaic cells (in partnership with the French National Center for Scientific Research – CNRS, and the *Ecole de chimie* in Paris).
The R&D budget for renewable energies (€14 million in 2005 or more than 10% of the environment budget) is to improve the robustness and the competitiveness of existing technologies and support the development of promising new areas. In addition to its internal research programs, notably the marine power project with EDF Energy, EDF participates in several hydropower, biomass, hydrogen and fuel cell programs.

2.3.6.3 ELECTRIC TRANSPORTATION

EDF became in June 2005 the first energy company to sign the Sustainable Development Charter of the International Union of Public Transport.
Five 44-seater electric Europolis buses, manufactured by Irisbus have, since December 2004, been successfully run commercially by Syrtral (Lyon). In parallel, with the "100 Electricial Buses" operation realized, since 2001, with the French public transportation authority *(Groupement des Autorités Responsables de Transports* – GART), the French Public Transportation Union *(Union des transports public* – UTP) and Ademe, close to 60 electric buses are currently in service in France.
EDF is a partner in two projects initiated by two large French industrial companies, Dassault and Bolloré: Cleanova 2, hybrid vehicles with high energy density batteries, tested in the EDF fleet; and Blue car, a vehicle with a lithium-metal-polymer battery, produced by Batscap, an EDF-Bolloré subsidiary and also tested by EDF since November 2005.
EDF boasts the world's largest electric vehicle fleet, with 1,500 of its 45,000 vehicles powered by electricity. Thanks to this proactive policy, EDF has been able to reduce its fleet CO_2 emissions by more than 3%.
In 2005, several units implemented transportation plans aimed at reducing the use of vehicles which add to pollution.

2.3.6.4 ENERGY SAVINGS

EDF is particularly committed to initiatives to support energy saving, aiming for a global electricity system which operates at optimal cost and gives greater customer satisfaction.
With the establishment, from 2006, of a market in energy saving certificates or "white certificates", energy saving initiatives are now part of public authority energy policy ahead of the forthcoming European Directive on energy efficiency. The energy saving obligations imposed on suppliers for an initial three-year period amount to 54 TWh, of which more than half (close to 30 TWh) is down to EDF. This despite the fact that the company represents only a third of sales and provides energy which is relatively low in carbon.
The Group's product range aimed at supporting the customer in controlling energy consumption is becoming an important tool in the new environmental economy, where energy saving services are expected to show strong growth.
The housing sector has considerable energy saving potential. EDF thus supported more than 50,000 renovation projects in 2005. In order to deliver 50% of the new objective that the French State will set for EDF, the Group must lift the number of renovation projects to 300,000 between 2006 and 2008. With the *Vivrélec Rénovation* product, residential customers can benefit from a loan on advantageous terms.
Thanks for studies conducted by EDF R&D on this issue, EDF is particularly committed to the rational use of electricity in new build and continues to make an active contribution to the "Building Energy" Foundation, whose aim is to support a research program to divide CO_2 emissions from buildings by four.

EDF's product offer may also directly target the control, by the customer, of greenhouse emissions.
This can take several forms:
– One kWh of electricity with less CO_2 incidence than other energies, including for heating;
– Products integrating new renewable energies, particularly solar thermal, heat pumps, wood;
– Targeted products such as *Carbone Optimia*, launched in 2005, in which EDF offers customers help in respecting and better managing of their CO_2 allocations and thereby avoiding penalties. This offer includes several solutions:
– *Trading CO_2*: EDF manages the purchase or sale, for the customer's account, of carbon gas emission quotas;
– *Bilan CO_2*: EDF carries out a precise calculation of CO_2 emissions for its customers;
– Identification of areas where their CO_2 emissions could be reduced as well as assessment of investment cost in €/tCO_2, allowing customers to decide between investing to reduce pollution or purchasing quotas.

2.4 Corporate social responsibility information

2.4.1 Policy of social responsibility towards employees

2.4.1.1 OBJECTIVES

The Group's human resource policy has three main principles:

– Promote social dialog and the respect of social responsibility commitments both internally (employees) and externally (the community), at all levels of the Group's social relations, notably through the implementation of the global social responsibility agreement of January 24, 2005.

– Constantly steer the jobs and skills necessary for the success of the Group's Strategic Development plan at the industrial and financial levels and for the development of the different professions, while pursuing an active policy of resource optimization (Altitude program).

– Motivate employees across the Group by offering them attractive employment conditions, professional development and a share in the performance of the company, particularly within the framework of the employee share scheme.

2.4.1.2 IMPLEMENTATION OF THE SOCIAL RESPONSIBILITY AGREEMENT

The rollout of the EDF Group's Corporate Social Responsibility Agreement began in 2005 with social consultation across all the Group's divisions and companies. At Light in Brazil, a social responsibility forum including representatives from top management and union organizations was established to implement the agreement at local level. The first meeting of the Committee for Dialogue on Corporate Social Responsibility (CDRS), a global body established by the agreement (article 22), bringing together all the signatories, took place during the 2006 first quarter to review, for the first time, the implementation of the agreement, the action plans adopted in the divisions and subsidiaries and initiatives and action arising across the Group due to the implementation of the agreement.

2.4.1.3 SOCIAL DIALOGUE

In addition to the Group Corporate Social Responsibility agreement, the social responsibility dynamic is reflected in France by the conclusion of several branch and company agreements signed by the social partners. In 2005, EDF concluded with the union bodies an agreement relating to the incorporation of disabled people into the workforce (February 24, 2005), a 2005 pay agreement, a profit-sharing agreement for 2005-2007, two agreements on the savings plan, one covering the creation of a company savings plan invested in EDF shares and the other allowing up to 50% of the rights accumulated in the Time Savings Account to be invested in EDF shares. Finally, an agreement on the career-tracking of mandated or union representatives testifies to the importance that the company attaches to active employee representation.

The European Works Committee has been, since 2002, the first level of social dialogue covering EDF's international reach, contributing to the establishment of a Group-wide identity. A body providing regular information on the Group's economic, financial and social strategy, the Committee met three times in 2005, was consulted on Group social, R&D and environmental policy and initiated a special study into policy on health and safety. An intra-company body for social dialogue was established for the Latin American sub-continent as well as a Consultation Committee within the Asia Pacific branch, whose members were directly elected by EDF's Chinese, Vietnamese and Thai employees.

2.4.1.4 EQUAL OPPORTUNITY

The national action plan on professional equality, drawn up with union bodies and based on the 2004 professional equality agreement, was implemented and adopted in the action plans of the Divisions, who were also consulted. These action plans were presented to the national monitoring commission *(Commission nationale de suivi)* (7 meetings).

On March 15, 2005, a decision by the Chairmen of the Group's companies made way for promotions, an additional fund for individual remuneration reserved for women employees (1,300 additional individual salary increases to make up for discrepancies) and specifies the proportion of men/women to be respected in pay increases. A survey into the way these measures have been implemented should allow for qualitative and quantitative feedback in 2006.

The 6th national agreement for 2005 on promoting the incorporation of disabled people in the workforce set targets for recruitment (4% of 2005 recruitment), financial support in everyday life as well as for support of the protected sector (forecast budget of €8.5 million). These targets were reached and even exceeded in terms of the volume of purchasing made from the protected sector. (€8.975 million).

On the technical level, two "visually impaired" and "hearing impaired" experts were appointed to look into technical solutions for the adapting of work positions for the visually or hearing impaired. In 2005, a "professions" IT application allowed for the use of Braille or voice-based technical aids to compensate for visual impairment. In the share offer reserved for employees, visually impaired employees had access to information channels adapted to their needs.

Finally, to ensure a certain level of social diversity in recruitment, the company introduced measures to promote a dynamic of social cohesiveness. EDF set a target for its units to ring fence 10% of yearly recruitment for young people in low-income districts. Thanks to an upstream partnership with local employment bodies, EDF was able to realize this objective, targeting, in particular, the customer service professions.

2.4.1.5 SOCIAL SUPPORT FOR INDUSTRIAL DEVELOPMENT

Article 6 of the social responsibility agreement specifies that Group companies must apply three principles when dealing with industrial restructuring projects: to prepare for decisions with employee-support initiatives, taking into account the social consequences; to engage in in-depth, sustained social dialogue, particularly on the adapting of individual and collective support initiatives; with unions and employee representatives, to assume a socially responsible position towards employees and local economies alike. From January 1, 2006, the Compagnie nationale du Rhône (CNR) took over the operating of 19 hydro facilities on the Rhône previously operated by EDF. A social agreement, signed on September 29, specified the arrangements for transferring EDF agents to CNR, guaranteeing a social principle on the continuity of acquired benefits, an objective of skills renewal, equal treatment of agents and the right of return to EDF for each seconded agent up to the date of his or her retirement. Following the consultation period, staff agents chose to join CNR; 120 opted to remain at EDF, most of whom will be reclassified in the generation-engineering units.

For EDF France, the large number of employees retiring due to the age pyramid will require the renewal of qualified personnel both in generation and engineering and in distribution. To prepare for these departures, the recruitment of some 3,680 employees between June 2004 and December 2005, of which 2,042 in 2005, was focused on priority professions.

For 2006 and 2007, EDF plans to proceed in the same way in the external recruitment of some 1,000 employees per year and to step up its apprenticeship program over the same period, welcoming around 1,000 young people to on-the-job training schemes.

Within the framework of the Altitude program, skills renewal will be accompanied by a reduction in the number of employees in order to contain the payroll and improve productivity. This implies that the replacement rate for the 9,000 employees retiring in the 2005-2007 period should not exceed 25% to 30%, with personnel redeployment alone, for the most part, covering skills needs in the company's core activities.

At the time of the partial disposal of Edenor in Argentina, the purchaser committed to respecting, for the coming three years, the Group's commitments with respect to employees and broader society within the framework of the implementation of the Group Social Responsibility Agreement and, in particular, to participating in the review of its implementation.

2.4.1.6 TRAINING

In 2005, the investment in training was formed by three major objectives: the organization of the renewal and transfer of skills between the generations to prepare for employee retirement; the adequacy of training schemes in giving all employee categories access to professional training, giving easier access to training for women, for example; the development of more personalized career paths, better adapted to changes in business needs and in the business environment, by using on-line or delocalized training, developing training adapted to the different career stages and supporting young employee development in the workplace. Thus, in 2005, EDF more than doubled its contribution (675 contracts compared with 244 in 2004) to on-the-job training with an operation involving 350 apprenticeship contracts dedicated to new technologies in the call center professions.

Environmental training

Managed by the Environmental Training Committee *(Comité Formation Environnement)*, bringing together representatives from all the Divisions and Professions as well as training organizations, this training program is presented in a guide to environmental awareness, which proposes in particular a reference framework for environmental skills by profession with the associated career development path. The "EDF and Agendas 21" training program aims to promote individual buy-in to the sustainable development approach. Other 2005 initiatives were more specific: "Electrical and magnetic fields", "Environment and health", "Industrial ecology – a tool in sustainable development", "EDF Group's environmental regulatory framework", "Soil contamination: how to avoid it", "EDF's activities and biodiversity". Maintaining the professional standards of the Environmental Quality Engineers is undertaken by training initiatives ensuring the operational management of the integrated environmental management system. The development of the ISO 14001 standard was the subject of information days and learning tools established to disseminate the information.

In 2005, more than 1,000 staff were involved in environmental training programs.

2.4.1.7 HEALTH AND SAFETY IN THE WORK PLACE

The social responsibility agreement of January 24, 2005 is the common reference framework on which the Group's first policy initiatives on health and safety measures are based. Thus in 2005 the foundations were laid for a future Group health and safety policy based on common principles: turning social dialogue into an advantage; making advances with external service providers; the exchange of best practice within the Group and adoption of ambitious management reference frameworks (ILO-OHS 2001, OHSAS 18001, SM2S EDF internal reference framework). The establishment of an indicator and reporting control framework was begun. The early findings testify to the beginnings of convergence between the different components of the Group, notably with the closing in the divergence between types of accident rates per thousand employees.

At EDF France, within the framework of the health and safety policy established as of 2003, the indicators for monitoring health and safety show a trend putting EDF amongst the leaders in the European energy sector. The audit undertaken in 2005 shows a strong commitment from managers and positive results founded on a strong internal culture: 40,000 employees were trained in first aid; the broad application of risk evaluation methods necessarily being supported by employee involvement. The 2005 results put EDF France, for the fourth year in a row, at a frequency rate of below 5 (4.6) and a gravity rate of 0.21 (0.17 in 2004). The development of certain specific risks calls for their individual assessment. Certain emerging risks, notably of the psychosocial variety, were the subject of initiatives to support managers in the management of their prevention. The centralized approach was matched by local initiatives at generation or distribution unit level, which obtained positive results by supporting the involvement of those dealing with these multifactor situations.

In the nuclear power plants, radio protection continues to improve: the average annual collective dose of EDF employees and those of external suppliers has been halved in less than ten years. In 2005, it was 0.78 man sieverts (man.Sv) per unit and per year, slightly lower than the 2004 level (0.80 man.Sv), whereas the volume of work exposed to ionising radiation increased by around 5%. No employee was exposed to an individual dose of more than 18 μSv over 12 months, whereas the legal limit is set at 20 μSv.

Certain workers, notably those involved in plant maintenance, could have been exposed to asbestos prior to the measures taken as of 1977. The prevention of asbestos risk is now integrated in the overall risk evaluation measures. Everything is done to guarantee a maximum level of employee safety. In France, at the end of 2005, EDF was the subject of 350 cases of legal action by employees exposed to asbestos in the work place. The total amount of damages awarded against EDF in these cases is €11.1 million. A potential liability of €30 million to indemnify asbestos victims in ongoing cases has been provisioned in the accounts.

2.4.1.8 ENVIRONMENTAL PROFIT SHARING

Within the framework of the profit-sharing agreement, part of the share received by employees will now depend on achieving EDF Group's environmental targets. The contributing entities are those included in the Group's certified scope: EDF, three of its French and eleven of its foreign subsidiaries. The criterion for the profit-share calculation is the level of delivery on these targets. For the full 2005 payment to be made, this level must be at least 89%.

2.4.2 Social responsibility policy towards market players and the community

2.4.2.1 TOWARDS CUSTOMERS AND OPERATORS

On relations with energy suppliers as network customers

Published in 2005, a code of good conduct includes the measures applied to prevent any discriminatory practice in matters of access to the network operators. This guide, communicated to the French energy regulator (CRE), is individually distributed to each employee in EDF distribution.

On access for disabled customers

Following the improved access to all EDF's customer centers since the beginning of 2005, customer advisors have all been trained in customer reception procedures. A guide sets out the appropriate practical and behavioral response in welcoming customers, whatever their disability.

After a period dedicated to planning and the choice of a supplier in 2005, the digital access to the edf.fr website for the visually impaired and obtaining a label for the site are objectives for 2006. The welcome pack for new EDF customers, *Vivez votre électricité en toute sérénité avec EDF*, is available in Braille and large-typeface formats.

The *e-sourds* service for the hearing-impaired, which allows deaf customers to communicate with a customer advisor in sign language using a webcam and a broadband internet link, moved from test phase to full roll-out in 2005 with the site now open every day of the week. The www.esourds.com service can now be accessed straight from the edf.fr site home page. An external communication campaign to promote awareness of the service amongst associations for the hearing-impaired and the deaf is currently underway.

2.4.2.2 TOWARDS SUPPLIERS AND SUBCONTRACTORS

In 2005, EDF added ethical and social issues to its "Quality Policy – Sustainable Development" commitments to suppliers, established in 2003. The document was sent, in 2005, to all professional bodies and communicated to each supplier. In 2006, a charter on "Sustainable Development between EDF and its suppliers", will be progressively deployed to establish a mutual commitment to the ten principles of the Global Compact and the fundamental conventions of the ILO, to identify the critical points and define areas for improvement.

In 2005, EDF Energy implemented an ethical procurement policy applying to all the EDF Energy entities as well as to all goods and services purchased by the company, with the exception of the trading activities. A code of conduct was established within the framework of the *Ethical Trading Initiative* or ETI, formulating nine commitments on work conditions and social practice with which suppliers must conform.

At the beginning of 2004, EDF signed with its sub-contractors (600 companies; 17,000 employees) a "Charter for Sustainable Development and Progress" making commitments in the following areas: selection, training, radioprotection, employment conditions (ILO conventions) and monitoring. The review of its adoption, carried out in 2005 by the intra-company commissions for safety and work conditions (CIESCTs) created within this framework, is encouraging.

The work was extended within the framework of the "sub-contractor" project within the nuclear generation Division, which proposed areas of improvement in day to day life as well as skills renewal.

The approach was extended to other divisions and subcontractor companies, on issues such as the improvement in prevention plans and lifting procedures. These approaches are aimed at the simplification and standardization of available tools as well as facilitating the working conditions of sub-contractor companies. The implementation of a standard form for the acceptance of scaffolding is one significant, concrete example of this. Negotiations on socially responsible sub-contracting, opened in 2006 within the framework of the application of the Corporate Social Responsibility Agreement in France (article 10), will be supported by experience acquired in relations with nuclear sub-contractors.

2.4.2.3 INVOLVEMENT IN REGIONAL DEVELOPMENT

Within the framework of the Public Service Agreement, EDF contributes to the social cohesion between regions through the equal pricing principle for the sale of electricity and the use of the public distribution networks; through its support of local socio-professional integration initiatives; and by its contribution to regional economic and social development.

2.4.2.3.1 Social and professional integration

EDF is committed by supporting organizations working towards greater social integration. Hence, the Marseille Distribution Center renewed in 2005 its multi-year partnership with Micro'Orange, a body working to get the unemployed back to work and to transform IT and electronic waste. A three-year agreement to involve the nuclear facility at Civaux in environmental projects in the Montmorillon region, signed on June 16, 2005, involves employing previously unemployed people trained and paid by EDF in the restoration of natural sites (rivers and footpaths) and the landscaping of public throughfares as well as in the management of floating waste.

The company also encourages the creation of activities, notably through its involvement in networks to promote socio-professional reintegration, such as France Active (a network of 34 regional or departmental funds). The company currently contributes to around 40 mediation schemes, which themselves create local employment, and supports schemes to train young people from low-income districts. EDF is an active partner in two main networks: the 16 *Points d'Information Médiation Multi-Services* (PIMMS) and the 13 *Points Services aux Particuliers* (PSP).

In 2005, nearly 70 EDF France units implemented schemes to "prevent violent and aggressive situations" with specific training and consultation initiatives undertaken with local associations and social bodies in the districts involved.

2.4.2.3.2 Regional social and economic development

EDF intends to reconcile its industrial development and the delivery of its public service missions. The company contributes to the economic, social and cultural life of the regions in which it conducts its activities. Through concrete initiatives undertaken with local partners, EDF is committed to building the social fabric and promoting a regional dynamic.

For the past two years, EDF has supported renovation, urban lighting and sustainable development projects in districts or urban zones belonging to 39 French towns. EDF's financial and technical support, notably through the know-how contributed by EDF's network of lighting experts *(ReEL)*, helped to realize the ambitious objectives involved in these projects and to address all the challenges whether in terms of housing, traffic control or the social fabric.

Within the framework of another program "Sustainable Regions", EDF entered into partnerships with around twenty local authorities in order to test different tools to assist the decision-making process in terms of urban and energy planning: for example, a "regional CO_2 evaluation" tool; a study into energy planning; an environmental impact assessment software package, tested with several local authorities; a study looking at different scenarios for the development of an urban district.

2.4.2.4 ENERGY ACCESS

Energy, above all electricity, is an essential commodity. To be deprived of it means exclusion, whether socially in the case of low-income customers or economically for a developing country. Promoting access to electricity for those who are "energy poor", thus contributes to social cohesion in developed societies and to the sustainable development of emerging countries.

2.4.2.4.1 Energy access for low-income customers

For nearly 20 years, EDF has been engaged in France, alongside the public authorities, in supporting low-income customers. The Public Service Agreement specifies the terms and financing of the company's commitment to social cohesion: prevention of difficulties and help with payment, maintenance of supply in cases of unpaid bills, the application of the special essential service tariff.

A network of internal customer service personnel, dedicated to help and advice, supports customers having payment difficulties across the country. A toll-free number responds 24/7 to urgent and difficult situations.

The "Energy Maintenance" service of 3,000 watts allows for the maintenance of a minimum supply for customers in difficulty (2005: 270,000 beneficiaries). The "minimum" service of 1,000 watts is maintained to avoid suspending the electricity supply to a customer who is behind on his or her bill with whom no contact can be established (in 2005, 250,000 beneficiaries). Measures to reduce power due to payment default must, since the decree of August 10, 2005, be communicated by electricity suppliers to social services at departmental and community level. EDF also contributes, with the departmental General Councils, social service and charitable organizations, to departmental French Mutual Aid Housing Funds *(Fonds de Solidarité Logement)*, created in 2005. In 2005, EDF's contribution, foreseen in the Public Service Agreement, amounted to €19.6 million, helping 260,000 customers. Finally, under French law of February 10, 2000 and French Decree of April 8, 2004, EDF has applied, since January 1, 2005, a special "essential service" tariff to homes whose monthly income is less than €460: in 2005, 460,000 homes benefited from this tariff.

At the time of the price increase of January 2005, EDF Energy launched a reduced-tariff offer called Care More, freezing tariffs until March 31, 2006: 65,000 social security recipients benefited. This initiative also allowed for the identification of some £250,000 of social security benefits, previously not claimed by more than 150 households.

2.4.2.4.2 Access to energy for developing countries

The Group has implemented a program to promote energy access in developing countries: ACCESS (Access to energy and services). In remote rural areas, far from the electricity grid, the program works to establish small energy services companies, supplying families and small-scale economic enterprise (Morocco, Mali, South Africa); in periurban areas the program aims to make energy supply available in conditions compatible with the financial resources of families, particularly through the installation of energy-saving techniques and equipment (Cape Town, Buenos Aires). The number of customers connected to electricity within the framework of the ACCESS program amounted to 29,500 (222,096 people) in 2005 compared with 16,138 (132,922 people) in 2004.

As a member of E7, the group of the ten largest electricity producers in the G8 countries involved in promoting sustainable development and the electrification of developing countries, EDF participates in realizing concrete projects for energy access. The micro hydro-electric facility at Bouthan (70 kW) was inaugurated in August 2005 and was officially registered as a CDM project (Clean Development Mechanism). Other projects are being developed or realized in the Galapagos Islands, Madagascar, Nicaragua, Tunisia and in Kenya.

Humanitarian aid or development projects undertaken by Electriciens sans frontières, with EDF support, or in partnership with EDF, by non-governmental organizations or bodies (FONDEM, Care) all contribute to the exercise of this social responsibility on an international scale.

Nam Theun: sustainable development work

Nam Theun is a hydro project for 1,070 MW, situated in Laos, whose construction began in 2005 to be brought into service in the fall of 2009. EDF holds 35% of the share capital of the company-project, Nam Theun 2 Power Company (NTPC) and provides the works management. In economic and energy terms, this is a major equipment and development project for Laos and Thailand, the main importer.

The project represents a very significant contribution to the Laotian economy, even before the facility comes on line: more than 3,600 people currently work at the site, of whom nearly 80% are Laotian. Close to $100 million of sales will go to Laotian companies.

The project involves, with the support of non-governmental organizations such as Care Laos or the Center for International cooperation in agronomic research for development *(Centre de coopération internationale en recherche agronomique pour le développement – CIRAD)* of measures to protect or compensate local populations (1,100 households) displaced or affected downstream: creation of a pilot village; social equipment, infrastructure rehabilitation, program for training and crop improvement.

Several plans to control the environmental impact are also being deployed and the project is committed to providing $1 million per year over the life of the concession, to finance measures to protect the catchment basin, a biodiversity reserve.

Over the concession duration (25 years), close to $160 million will be dedicated to socio-environmental measures, amounting to nearly 13% of the total cost of the project.

At the end of 2004, a procedure was launched by two non-governmental organizations to challenge EDF's respect of the OECD's principle guidelines for multinational companies within the framework of the Nam Theun 2 project. After examination of the case and analysis of the different evidence supplied by the parties involved and hearings involving EDF and the non-governmental organizations, the OECD's National Contact Point in charge of examining this type of request considered in its Recommendations of April 2, 2005 that "in the light of available information, EDF could not be accused of any violation of the OECD's principle guidelines and that EDF had even made commitments which went further than these guidelines".

EDF Group

MANAGEMENT REPORT 2005

ANNEX

Sustainable development indicators

ANNEX
Sustainable development indicators

Performance Indicators	Unit	Year 2003	Year 2004	Year 2005	Scope	GRI Ref.	GC Princ.
FINANCE							
Provisions for plant decommissioning	€ millions	11,041	11,473	[illegible]	1		
Provisions to cover the back end of the nuclear-cycle	€ millions	13,936	13,458	[illegible]	1		
R&D expenditure	€ millions	437.1	454.6	[illegible]	2		8
ENVIRONMENT							
CONSUMABLES & RAW MATERIALS							
Total fuel input							
Nuclear reactor fuel	t uranium (UF6)	1,167	1,154	[illegible]	1	EN1	8
Coal	t	5,902,941	5,192,512	[illegible]	1	EN1	8
Heavy fuel oil	t	1,522,591	1,400,139	[illegible]	1	EN1	8
Domestic fuel	t	259,927	233,292	[illegible]	1	EN1	8
Non-industrial gas	$10^3 m^3$	10,233	20,032	[illegible]	1	EN1	8
Industrial gas	$10^3 m^3$	4,454,702	3,955,731	[illegible]	1	EN1	8
Total input of raw material from sources outside the company							
Oils	t	1,155	960	[illegible]	1	EN2	8
Limestone (including powdered white chalk)	t	43,322	35,003	[illegible]	1	EN2	8
Lime	t	1,518	1,369	[illegible]	1	EN2	8
Soda	t	3,441	2,738	[illegible]	1	EN2	8
Hydrochloric acid	t	2,727	2,852	[illegible]	1	EN2	8
Sulfuric acid	t	22,556	22,797	[illegible]	1	EN2	8
Flocculants agents	t	453	572	[illegible]	1	EN2	8
Hydrazine	t	116	87	[illegible]	1	EN2	8
Bore	t	296	303	[illegible]	1	EN2	8

Scope 1: EDF SA
(environmental data) EDF SA and RTE (social data)
Scope 2: EDF Group
(excluding Edison for environmental data)

GRI: Global Reporting Initiative
GC: Global Compact

Units used
t = tonne
kt = kilotonne
kg = kilogram

$10^3 m^3$ = thousands of cubic meters

Bq = Becquerel (international legal measurement unit used in radioactivity)
GBq = Gigabecquerel
Tbq = Terabecquerel

m^3/nr = cubic meter per nuclear reactor

GWh = gigawatt-hour
TWh = terawatt-hour

Performance Indicators	Unit	Year			Scope	GRI Ref.	GC Princ.
		2003	2004	2005			
WATER							
Cooling water drawn from river	10^9 m³	20.0	17.8	[illegible]	1	EN 21 / EN 22	8
Cooling water returned to river	10^9 m³	19.5	17.4	[illegible]	1	EN 7	8
Cooling water evaporated	10^9 m³	0.5	0.5	[illegible]	1	EN 7	8
Radioactive emissions to water							
Tritium	GBq/nr*	15.2	16.2	[illegible]	1	EN 12	8
Carbone-14	TBq/nr	13.0	13.2	[illegible]	1	EN 12	8
Iodine	GBq/nr	0.01	0.01	[illegible]	1	EN 12	8
Other Radioelements	GBq/nr	0.6	0.4	[illegible]	1	EN 12	8
Other emissions: copper	kg	-	-	[illegible]	1	EN 12	8
AIR							
Gas emissions							
Total CO_2 emissions (including installations not subject to quotas)	kt	22,893	20,944	[illegible]	1	EN 8	8
SO_2 emissions	t	84,974	79,065	[illegible]	1	EN 10	8
NO_2 emissions	t	100,826	91,898	[illegible]	1	EN 10	8
Dust	t	8,896	8,933	6,490	1	EN 10	8
Methane	kg	-	-	[illegible]	1	EN 10	8
Radioactive emissions to air							
Rare gas	TBq/nr	1.3	0.70	[illegible]	1	EN 10	8
Carbone-14	TBq/nr	0.17	0.18	[illegible]	1	EN 10	8
Tritium	TBq/nr	0.55	0.68	[illegible]	1	EN 10	8
Iodine	GBq/nr	0.034	0.052	[illegible]	1	EN 10	8
Other fission and activation products	GBq/nr	0.004	0.004	[illegible]	1	EN 10	8
WASTE							
Total quantity of waste by type and destination							
Low and intermediate level solid radioactive packaged waste	m³/tr	99	95	[illegible]	1	EN 11	
Transported spent nuclear fuel	t uranium (UF6)	1,066	1,151	[illegible]	1	EN 11	8
Coal ash produced	t	679,633	632,167	[illegible]	1	EN 11	8
Coal ash recycled	t	839,443	884,658	[illegible]	1	EN 11	8
Gypsum produced (fully reclaimed)	t	69,599	68,201	[illegible]	1	EN 11	8
Desulfurization sludge	t	2,246	1,522	[illegible]	1		8
Significant environmental impact of main products and services							8
Conventional industrial waste (outside waste generated by EGD)	t	67,482	84,450	[illegible]	1	EN 14	8
Of which reclaimed conventional industrial waste	t	31,244	53,457	[illegible]	1	EN 14	8

Scope 1: EDF SA (environmental data) + **EDF SA and RTE** (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

*nr = nuclear reactor.

Annex: sustainable development indicators

Performance Indicators	Unit	Year 2003	Year 2004	Year 2005	Scope	GRI Ref.	GC Princ.
ENERGY							
Renewable energy: electricity generated by renewable energy sources	%	9.1	9.2	[illegible]	2	EN 17	9
Renewable energy: electricity generated by renewable energy sources (excluding hydraulic)	GWh	1,190	845	[illegible]	2	EN 17	9
Renewable energy: off-grid sites using photovoltaic technologies	unit	6,050	6,700	[illegible]	1	EN 17	9
Renewable energy: green electricity sales to end-users	GWh	2,122	5,663	[illegible]	2	EN 17	9
Energy consumption by primary source							
Internal consumption, pumping electricity	TWh	7.3	7.3	[illegible]	1	EN 3	8
Internal consumption, electricity	TWh	23.5	22.5	[illegible]	1	EN 3	8
ENVIRONMENTAL MANAGEMENT							
Spending on environmental protection	€ millions	710	753	[illegible]	1	EN 35	8
Of which provisions	€ millions	NC	NC	[illegible]			
Of which R&D environmental expenditure	€ millions	95	118	[illegible]			
ISO 14001 certification	Group-wide environmental management sys[illegible]				2		
OTHER							
Burial of new medium voltage power lines	%	91.3	94.3	[illegible]	1		8
Total population benefiting from off-grid rural electrification in developing countries	no.	77,785	132,922	[illegible]	1		

Scope 1: EDF SA (environmental data) + **EDF SA and RTE** (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

Performance Indicators	Unit	Year 2003	Year 2004	Year 2005	Scope	GRI Ref.	GC Princ.
SOCIAL							
STAFF BREAKDOWN							
Total EDF SA and RTE [1] (as of 31/12) staff covered by collective bargaining agreements	no.	110,089	109,463	[illegible]	1	LA 1	
Other permanent EDF staff	no.	740	738	[illegible]	1	LA 1	
Other temporary EDF staff not covered by collective bargaining agreements	no.	370	360	[illegible]	1	LA 1	
EDF staff	no.	1,110	1,098	[illegible]	1	LA 1	
Total EDF SA + RTE	no.	111,199	110,561	[illegible]	1	LA 1	
Total EDF Group	no.	167,309	161,310	[illegible]	2		
Total Executives (as defined by French regulation)	no.	25,928	26,513	[illegible]	1	LA 1	
Women in managerial college	%	19.6	19.3	[illegible]	2	LA 11	6
Technicians and supervisory staff	no.	58,453	58,116	[illegible]	1	LA 1	
Operatives	no.	25,709	24,834	[illegible]	1	LA 1	
Gender Equality							
- Men staff	no.	86,055	85,228	[illegible]	1	LA 1	6
- Women staff	no.	24,035	24,235	[illegible]	1	LA 1	6
- Men executives	no.	20,857	21,289	[illegible]	1	LA 1	6
- Women executives	no.	5,071	5,224	[illegible]	1	LA 1	6
French staff posted abroad within EDF Group	no.	389	357	[illegible]	1	LA 2	
French staff returning to France + inter-affiliate mobility	no.	41	43	[illegible]	1	LA 2	
France to Group mobility	no.	378	217	[illegible]	1	LA 2	
HIRING / DEPARTURES / MOBILITY							
Recruitment	no.	1,461	1,889	[illegible]	1	LA 2	
Integration and rehire	no.	261	175	[illegible]	1	LA 2	
Other hiring	no.	290	247	[illegible]	1	LA 2	
Retirement	no.	3,755	2,026	[illegible]	1	LA 2	
Resignation	no.	93	91	[illegible]	1	LA 2	
Redundancies and dismissals	no.	44	39	[illegible]	1	LA 2	
Death	no.	165	178	[illegible]	1	LA 2	
Other departures	no.	592	579	[illegible]	1	LA 2	
OVERTIME							
Number of hours worked overtime	thousands	3,639	3,660	[illegible]	1		
OUTSIDE CONTRACTORS							
Average number of outside sub-contractors employed monthly	no.	2,257	1,909	[illegible]	1	LA 1	

Scope 1: EDF SA (environmental data) + **EDF SA and RTE** (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

1. Excluding company doctors and staff on long-term leave (over 90 days).

Annex: sustainable development indicators

Performance Indicators	Unit	Year 2003	Year 2004	Year 2005	Scope	GRI Ref.	GC Princ.
WORKING HOURS							
Full-time staff	no.	75,340	75,614	[illegible]	1	LA1	
Part-time staff	no.	27,600	26,625	[illegible]	1	LA1	
Staff on contracts which admit overtime	no.	7,150	7,224	[illegible]	1	LA1	
ABSENTEEISM							
Hours missed / hours worked	%	9.1	9.2	[illegible]	1	LA 7	
Hours sick leave / hours worked	%	4.2	4.0	[illegible]	1	LA 7	
Hours of maternity or paternity leave / hours worked	%	0.7	0.7	[illegible]	1	LA 7	
HEALTH AND SAFETY							
Fatal injuries	no.	9	8	[illegible]	1	LA 7	
Injury frequency rate	%	4.9	4.3	[illegible]	1		
Degree of seriousness	%	0.28	0.17	[illegible]	1	LA 7	
Number of work or road injuries (with or without leave)	no.	1,150	1,474	[illegible]	1	LA 7	
WAGES / SOCIAL SECURITY CONTRIBUTIONS / PROFIT SHARING							
Trends in main salary categories: average per month:							
Executives	€	3,431	3,530	[illegible]	1	EC 5	
Technicians and supervisory staff	€	2,061	2,120	[illegible]	1	EC 5	
Operatives	€	1,635	1,671	[illegible]	1	EC 5	
Social security contributions	€ millions	621	639	[illegible]	1	EC 5	
Wages and salaries gross	€ millions	7,359	7,633	[illegible]	1	EC 5	
Staff costs/ sales	%	25.3	25.9	[illegible]	1	EC 5	
Staff costs / VA	%	44.6	44.7	[illegible]	1	EC 5	
Staff costs / EBITDA	%	89.8	94.8	[illegible]	1	EC 5	
Average profit sharing earning per staff	€	866	938	[illegible]	1	EC 5	
MANAGEMENT – EMPLOYEE RELATIONS							
Number of collective bargaining agreements signed France and Group	no.	2 et 0	5 et 1	[illegible]	2		3
Staff covered by collective bargaining agreements	%	95	96	[illegible]	2		3

Scope1: EDF SA (environmental data) **+ EDF SA and RTE** (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

Performance Indicators	Unit	Year 2003	Year 2004	Year 2005	Scope	GRI Ref.	GC Princ.
CSNP	no.	6	2	[illegible]	1	LA 13	3
CSC des CMP	no.	15	13	20	1	LA 13	3
CNHSCT	no.	9	7	9	1	LA 13	3
Rules and procedures on the informing and consulting of, and negotiations with staff regarding changes in corporate activities and organization		Joint committees held in all EDF SA units			1	LA 13	3
TRAINING							
Policy and programs specific to key core skill management and training		SFP + Corporate University training program				LA 17	
Staff benefiting from training	no.	76,294	82,602	[illegible]	1	LA 9	
Training	%	69.3	75.3	[illegible]	1	LA 9	
Financial commitment (training spending / salaries paid)	%	8.3	8.1	[illegible]	1		
EMPLOYMENT AND INSERTION OF EMPLOYEES WITH DISABILITIES							
Number of employees with disabilities	no.	2,593	2,697	[illegible]	1		6
Number of employees with disabilities hired	no.	106	107	[illegible]	1		6
Spending on solidarity	€ millions	129.65	167.9	[illegible]	2		
Policies regarding the disabled		- Insertion policy for the disabled (5th three-year agreement 2002-2004 + 2005 amendment) - Accessibility of services to all disabled customers - R&D program including (technical solutions and services for the disabled)				HR 4	1-6
CHARITABLE WORKS							
Committee Budgets (fulfilling 1% requirement)	€ millions	277	290	[illegible]	1	LA 12	

Scope 1: EDF SA (environmental data) + **EDF SA and RTE** (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

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Corporate and Commercial Communication Division, Financial Division

EDF GROUP
ANNUAL REPORT 2005
SUSTAINABLE DEVELOPMENT



eDF

Contents

Structure of the report

The EDF Group's *Sustainable Development Report* for 2005 is designed to report on Group commitments particularly within its Agenda 21, its ethical charter, and the Global Compact.

It has also been prepared with reference to external reference frameworks: the Global Reporting Initiative (GRI) guidelines and the French New Economic Regulations (NRE) contained in the May 15, 2001 French law.

This report covers only part of the EDF Group's activities. More information on results and references relating to the EDF Group's strategy on sustainable development are available on the website www.edf.com.

Some general information can also be found in the *Annual Report*.

Chairman's statement
Pierre Gadonneix

In reviewing 2005, I cannot stress enough just what a crucial year it has been for the EDF Group. We moved ahead in key areas - shareholding, public service, social responsibility, environmental policy, and industrial strategy - and in phase with today's energy environment.

Never have our commitments been so clearly and powerfully expressed.

The success of our capital increase, which mobilized over 5 million individual subscribers, of which 130,000 Group staff, and French and foreign investors, commits us to excelling at our industrial strategy and reaffirming our position as a leading competitive European energy player. It also commits us to broadening our dialogue with new stakeholders with a vested interest in our strategy and results.

At the same time, the Public Service Agreement concluded with the French government reaffirmed and reinforced our responsibility to providing best quality public service in electricity in France. The agreement covers and clarifies all our public service missions and how they are financed. It thereby enables us to reaffirm our longstanding commitment to best practices, local service and solidarity, with regard to the French public, elected officials and our customers.

In and outside France, we are advancing in the same spirit, with the same ethic. In early 2005 we concluded a Corporate Social Responsibility (CSR) Agreement with all representative unions worldwide. This major document, which clearly sets out our values and reflects our adherence to the principles of the OECD and the Global Compact, now serves as a reference in our dialogue with all our staff and our partners worldwide.

Alongside this commitment to social responsibility is our Environmental Policy, drafted and published Group-wide in 2005, prior to the renewal of our ISO 14001 certification.

Never has our business model been so relevant.

2005 marked a turn in raising global awareness of the importance of dealing with climate change, a key issue on the agenda of all the year's major political gatherings. After ratification by Russia, the Kyoto protocol has at last become operational, as the first measures discussed in Montreal illustrate. In Europe, a CO_2 emissions market has been set up. It has proved to be a key factor on the energy market, and we may hope that in the long run, this will facilitate investment in law or non-emitting generation technologies.

Meanwhile, global demand for energy is on the rise to meet the needs of economic development and the world's growing population. We have entered a new era of scarce, expensive energy.

This global context underscores the soundness of our business model and the relevance of our energy choices. In France, our hydropower and nuclear fleets, respectively the leading renewable energy and the only fossil-free thermal power technology, cover 95% of generation while producing no CO_2. Wherever we are, we seek a diversified energy mix that limits the environmental impact of electricity generation. In our sales and marketing activity, we contribute to this sustainable development commitment by offering energy savings solutions and services to our customers. Our research and development, a major asset in our ability to innovate and hence our competitiveness, devotes significant resources to meeting the technological challenges of a future characterized by scarce energy resources and environmental challenges.



EDF Médiathèque – Stéphane de BOURGIES

Energy and environmental challenges inform our decisions for the future.

We intend to continue to meet the growing demand for energy while limiting greenhouse gas emissions. Our decisions aim to combine energy savings, the development of renewable energies (notably through our significant investment program in wind power by 2010) and, in France, to retain the nuclear option with the construction of an EPR reactor to prepare the renewal of our fleet. This last project was submitted to public debate, from which we will be able to draw conclusions.

To help make our choices understood and to enrich them, we will continue to develop dialogue with customers and suppliers, with the associations and NGOs with whom we have long partnered, with the populations living near our facilities and the local authorities in areas where we are active. We will also participate in the energy debates held by national and international organizations.

This is the spirit in which we will continue to develop throughout 2006.

2006 will be a year of dialogue. A number of debates and discussions are planned, notably on nuclear waste in France and on the role of nuclear in the UK and no doubt elsewhere in Europe. Wherever we are active, we intend to uphold our commitments as a responsible company, aware of the impact of our industry on the environment, attentive to safety in our facilities and to the security of the surrounding populations and staff, and proud to contribute to providing the world with the energy it needs. In this respect, the construction of the Nam Theun 2 dam in Laos, carried out with utmost attention to the natural and human environment, illustrates our commitment to sustainable development and our vision of corporate responsibility.



Sustainable Development **Panel**

The EDF Group invited us to combine our assorted personal expertise to help the company better integrate the issues of sustainable development into its strategy. We are now in the second year of this journey. Throughout 2005 we were able to witness the magnitude of the changes undertaken by the Group as it dealt with the liberalization of the electricity market and focused on the opening of its capital to non-state investors. New shareholders can favorably influence the demands for transparency and the debate around long-term energy options. But private shareholders are not an assurance for corporate responsibility. In this respect the worldwide agreement on Corporate Social Responsibility between EDF, trade unions and other employee representatives, as well as the Public Service Agreement with the French state represent important commitments. We could also observe how, despite the intensity of the business agenda, the employees of the company remained true to its Agenda 21 through numerous initiatives.

Yet, our reviews in 2005 of the aspects of governance and of the Group's climate and energy strategy have also led us to propose a number of ideas and challenges.

• EDF has declared its commitment to openness and dialogue with stakeholders. Our Panel is one example, amongst several, of this commitment. Thus, many stakeholders take time to prepare and to engage in dialogue with the company. Dialogue for progress is what moves most of them. Therefore the clarification of the governance process that enables stakeholders' observations and recommendations to be integrated into EDF's strategy will be vital to continuing a lively and creative relationship. EDF should also take steps that get its governance bodies to reflect the diversity of the societies it serves.

• In this and previous reports EDF displays several examples of how it helps customers to be more energy efficient and reduce their demand, how it provides access to electricity in developing countries and how it explores an array of novel electricity sources. These are all demonstrations that the issues of sustainability are understood and receive practical attention. But we observe that none of these projects match the magnitude of the problems or are allocated resources in keeping with EDF's business strength.

> We reviewed the climate and energy issues with EDF's experts. On the face of the facts and its current strategic options, we feel that the company should also presume that in an open energy market new networks of wind, biomass, fuel cells and solar generators could challenge the existing grid of mega-generators.

> We believe that EDF can make a difference and that it should evaluate how to be carbon neutral by the year 2040.

• We also recommend that it take a serious look at options to reduce its yearly greenhouse gas emissions by 2% over the next 5 years.

• Its attempts to influence demand should be more ambitious and aim at an average absolute reduction of electricity demand by 2% per year.
• EDF is likely to continue to generate electricity from coal. It should therefore master "clean coal" technology for commercial use - technology that emits no carbon through carbon capture and controls conventional pollutants at or below best available technologies levels.
• EDF should also step up its efforts to provide electricity in developing countries and harness international carbon credit financing to support economic development, energy efficiency and electricity access for the poor.
> We realize that these challenges require more thought. Our point is that a company of the size and power of EDF must deal with the issues of climate, energy and poverty with more than goodwill, small experiments and marginal resources. We therefore recommend ambitious aims and specific targets. They drive innovation. Despite the fact that government intentions are not always clear and timely, a business strategy that seeks absolute reductions in demand, increases renewable and low-carbon power sources and prepares for a more flexible, decentralized generation structure seems to us the safest and most cost effective.

Panel members

External members of the panel appointed on an individual basis

Brenda Boardman
University of Oxford, UK
Leader of Lower Carbon Futures; Head of the Energy Section of the Environmental Change Institute, Oxford University

Frances Cairncross
Exeter College, Oxford, UK
Rector of Exeter College, Oxford, Chair of Britain's Economic and Social Research Council and former Management Editor of *The Economist*

Claude Fussler
France
Sustainable Development and Innovation Strategies Advisor. Director at WBCSD. Special Advisor to UN Global Compact

Peter Goldmark
United States
Climate Campaign Director at US Environmental Defense Fund. Former CEO of *International Herald Tribune*

Daniel Lebègue
Transparency International, France
President of the French section of Transparency International, former CEO of Caisse des Dépots et Consignations

Philippe Leveque
Care International, France
Head of the French section of International Development and Emergency Assistance for the NGO

Ezio Manzini
Politechnico Milano, Italy
Professor of Industrial Design at the Milan Polytechnic; Chair Professor of Design under the Distinguished Scholars Scheme at the Hong Kong Polytechnic University

Rajendra K. Pachauri
TERI, India
Director General of The Energy and Resources Institute and Chair of UN Intergovernmental Panel on Climate Change

Fritz Vahrenholt
REpower, Germany
Chairman of the Board of REpower Systems AG, ex Senator for the environment of the City of Hamburg and former member of Shell-Germany Board of Directors

Farid Yaker
Enda, France
Head of Enda an NGO for Investment and Development Programs for the South

EDF Members

Yann Laroche
EDF Group, Paris, France
Member of the Board of Directors and Chief Operating Officer, HR and Communications

Claude Nahon
EDF Group, Paris, France
Executive Vice President, Sustainable Development and Environment

Vincent Denby-Wilkes
EDF Group, Paris, France
Head of Access Program

Fabienne Cardot
EDF Group, Paris, France
EDF Ethics Strategy Implementation

Global Compact principles:
EDF initiatives in 2005

In July 2001, EDF joined the Global Compact, an initiative launched by the United Nations Secretary General by which signatories agree to adopt, promote and implement ten universal principles in the areas of human rights, labor, environment, and the fight against corruption.

Throughout 2005, EDF actively supported the Global Compact by:

• Contributing to the creation of a Global Compact forum (the *Forum des Amis du Pacte mondial*), and sitting on its Steering Committee;

• Participating in the international June 14 conference launched by the President of France and the United Nations Secretary General with the presence of the British Prime Minister with the goal of bringing companies to contribute to the Millenium goals;

• Participating in the Global Compact Summit held in China in December, where we promoted energy efficiency and low greenhouse gas emissions technologies. For the occasion, EDF and the Veolia group sponsored a guidebook to train Chinese instructors in the implementation of Global Compact environmental principles.

The Group also worked toward concrete implementation of the Global Compact with regard to its corporate responsibility commitments. Our Corporate Social Responsibility Agreement, signed by Chairman and CEO Pierre Gadonneix on January 24, 2005 with employee representatives, refers beginning article 1, to the Group's commitment to uphold and promote the ten principles of the Global Compact. Several other articles of the agreement also concern commitments corresponding to the Global Compact's ten principles.

In the table of responsible actions undertaken by the Group, which illustrates Group implementation of Global Compact principles, we have also provided an overview of corresponding articles in our Corporate Social Responsibility Agreement, as rolled out during 2005.

Other Group actions that illustrate implementation of Global Compact principles are indicated throughout the rest of the report by the Compact logo.

Principles	CSR Agreement 01/24/05	Initiatives and results in 2005
1 Support and respect the protection of internationally proclaimed human rights	**Article 1** Human rights	• Several of the Group's businesses and entities have launched their own ethical strategy, with the emphasis on respect for the individual: ethical texts and the creation of a Group Corporate Responsibility Strategy at EDF Energy, ethical action plans at the various Polish companies, the 10 Leitbilder at EnBW, and the 10 ethical recommendations of the Group's Asia Pacific Branch. • EDF signed a 3-year partnership with NGO CARE to assist energy access and development projects in developing countries. • In France, a new Charter on computers was drawn up to clarify issues of use and confidentiality. • In Laos, we pursued our program of social and economic development aimed at the populations displaced from the site of the Nam Theun reservoir and dams, especially with the creation of a pilot village and infrastructures.
2 Ensure company is not complicit in human rights abuses	**Article 1** Human rights	• The Group-wide roll out of our CSR Agreement is, in our dialogue with unions and management, the way to ensure that measures concerning human rights are upheld. • In the divestment of Edenor shares in Argentina, a clause was introduced by which the acquirer must uphold and monitor the terms of the Group's CSR Agreement for three years.
3 Recognize the right to free association and collective bargaining	**Article 1** Human rights ILO conventions **Article 20** Social dialogue	• Social dialogue allowing for Group-wide deployment of the social responsibility agreement. • In China: the election by direct vote of Group employee representatives to the committee responsible for tracking the social responsibility agreement.
4 Eliminate all forms of forced or compulsory labor	**Article 1** Human Rights ILO conventions	• Supplier policy in France: the Purchasing Division's "quality sustainable development" policy, comprising ethical and societal references, was communicated to professional organizations and suppliers. • EDF Energy's ethical procurement policy, drawn up and implemented in 2005 within the framework of the Ethical Trading Initiative, includes a specific clause on compulsory labor. • In Laos, ethical guidelines excluding compulsory labor as adopted by the Board of Directors of EDF affiliate NTPC were implemented by management at the Nam Theun work site.
5 Effectively abolish child labor	**Article 1** Human Rights ILO conventions	• EDF SA et EDF Energy: a specific clause in procurement agreements excludes child labor. • Nam Theun: NTPC's ethical guidelines also exclude child labor.
6 Non-discrimination	**Article 5** Fighting discrimination	• EDF SA: measures were taken with regard to applying the 2004 agreement on professional gender equality aimed at reducing salary discrepancies between men and women. • EDF SA: in keeping with a national agreement regarding the disabled, EDF took measures in favor of hiring (up by 4%) and professional insertion, as well as access to EDF services for hearing and visually impaired customers. • EDF SA: a study on diversity issues was carried out at EDF France, leading to a project aimed at promoting diversity in social practices. • EDF Energy launched its own Equality and Diversity Management Project.
7 Take a precautionary approach to environmental challenges	**Article 11** Environmental safety for facilities, equipment and processes	• A campaign was launched to verify conformity with European Directive 2004/40/CE, not yet transposed, with regard to limiting worker exposure to electromagnetic fields.
8 Undertake initiatives to promote greater environmental responsibility	**Article 12** Exemplary action by EDF Group companies and staff with regard to the environment	• Det Noske Veritas (DNV) renewed EDF Group ISO 14001 certification (July 28, 2005). • EDF SA: through our partnership with the Fondation Nicolas Hulot and Ademe, the joint project "Challenge for the Earth" continued its public appeal to protect the environment and to save energy in concrete ways that are measurable in terms of CO_2 saved.
9 Encourage the development and diffusion of environmentally friendly technologies		• The share of R&D spending on the environment (€122 million) represents one-third of EDF's total research budget. • As part of the Group's environmental policy (June 2005), the activity of our affiliates Energies nouvelles (wind power) and Tenesol (solar photovoltaic) were actively developed in France and the rest of the world. EDF also committed to developing 3,300 MW in wind power in Europe and the United States by 2010.
10 Work against all forms of corruption, including extortion and bribery		• EDF SA: an "ethical alert" procedure was implemented in 2005 including the respect of the "integrity" value. • EDF Energy: in keeping with the Ethical Trading Initiative, clauses against corruption are now included in procurement agreements. • EDF SA: an audit was launched at end 2005 on measures for the prevention, detection and treatment of fraud within the Group.

Commitments and **achievements 2005**

The table summarizing 2005 sustainable development initiatives resumes the concrete commitments made in 2004 in respect of 2005. It indicates the main action taken to deliver on these commitments and initiatives planned for 2006. As the insert section on accountability indicators provides quantitative results it is thus, on a qualitative level, a tool in understanding and evaluating the information contained in the report.

Field of action	Commitments/Objectives	Actions undertaken in 2005	Outlook and actions for 2006
GOVERNANCE			
Core values and the Ethics Strategy **Commitments to sustainable development**	• Finalize Group affiliate and entity ethical action plans • Create ethical corporate workgroups (anti-corruption, anti-discrimination)	• Group: signed Corporate Social Responsibility Agreement (January 24, 2005) • Group: redefined environmental policy (June 2005) • France: signed Public Service Agreement (October 24, 2005) • Drafted and adopted ethical charters (affiliates: Poland, EnBW, Asia-Pacific including NTPC, Nam Theun; in the areas of information systems, procurement) or codes of ethics (distribution network, audit)	• Pursue and track Ethical Charter action plans within Group affiliates and divisions. • Implement and track 2005 sustainable development commitments: CSR Agreement; Environmental Policy; Public Service Agreement • Audit ethical risks (fraud, harassment and discrimination)
Risk control and anticipation of future challenges	• Plan and implement, by Group entities, action plans aimed at reducing or limiting identified risks • Continue roll out of R&D program and progress assessment	• Half yearly risk mapping • Drew up and implemented risk management procedures • Secured the Group's long-term investment procedures • Applied Extreme Weather Plan during 2005 summer drought • EDF R&D: upheld 90% of commitments (cost, quality, schedules) on 250 projects and 1,000 issues for Group operational divisions and companies	• Ensure the drawing up and implementation of procedures in all Group entities designed to limit or control their specific risks • Strengthen the Group's ability to anticipate emerging risks (weak signals) • Draft and implement Group-wide Pandemics Plan • R&D objectives 2006: carry out, while respecting cost, time and quality constraints, 240 projects and 850 issues contracted with Group operational divisions
Stakeholder dialogue	• Ensure feedback is provided to stakeholders on changes made in response to expectations • Submit new sustainable development action plan to Sustainable Development Panel	• Meetings held with the SD Panel, the Environmental Advisory Board, European Works Council • Organized workgroups on various themes with consumer associations • Partnerships with NGOs: Care France, Fondation Nicolas Hulot	• Involve SD Panel in issues regarding the major actions of the Group sustainable development policy • Organize shareholder relations and dialogue through the creation of a Shareholder Division
Management systems	• Renew ISO 14001 certificate for the various units and the Group as a whole • Assess, in terms of investment and product offers, our sustainable development decision-making tool. Product offers in particular to be assessed in terms of impact on sustainable development	• Renewed Group-wide ISO 14001 certification (July 28, 2005) • Implemented methodology for screening investment at Group level (Project and Investment Committee) as well as commercial product offers and generation facilities, developed consistent methodology	• Environmental Management System: harmonize Group-wide action plan with the ten principles of the environmental policy and identification of corresponding objectives in the action plans specific to each Group entity • Roll out system for screening in all EDF operational divisions
Commitment to Corporate Social Responsibility	• Implement the CSR Agreement and carry out first review • Conduct first review of professional gender equality agreement • Draft and contract with public authorities an annual agreement for 2005 to hire disabled staff • Propose a new seminar on Strategy/Finance and CSR for executive management • Reconfigure the sustainable development training program • Extend AIDS awareness campaigns • Undergo State audit on application of health and safety priorities and principles and appropriation by management and social partners	• Rolled out CSR agreement in affiliates, subsidiaries and divisions; drafted and adopted in keeping with action plans • France: adopted positives measures aimed at professional gender equality with regard to remuneration and promotion • France: drafted and implemented 6th agreement on professional insertion of workers with disabilities which set out quantitative and qualitative objectives for 2005 • Began a consultative process with a view to drafting a Group health and safety policy	• Hold meeting of CSR Agreement Tracking Committee and first review of actions carried out as part of affiliate and division action plans • Draft and conclude a new pluri-annual agreement on integration of staff with disabilities • Make www.edf.com accessible to the visually impaired and obtain a label for the website • France: obtain the AFAQ AFNOR "equality" label • Development and implementation of an approach to "diversity" aimed at fighting discrimination and promoting social diversity in all forms within EDF SA as a way to leverage performance and cohesion • Implementation of the Group health-safety policy action plan and first review

Area	Commitments/Objectives	Actions undertaken in 2005	Outlook and actions for 2006
MANAGEMENT AT LOCAL LEVELS			
Customer dialogue	• Roll out a new range of customer offers • Pursue and intensify measures to ensure accessibility to hearing and sight impaired customers	• Rolled out new customer offers adapted to market expectations (*Carbone Optimia Equilibre +*) • Extended accessibility for hearing and visually impaired customers	• Prepare market opening to residential customers in July 2007, notably by adapting customer relations and information systems
Supplier dialogue	• Pursue implementation of Sustainable Development Policy with suppliers and conduct first assessment	• Extended Purchasing Department's "Quality Sustainable Development Policy" to cover ethical and societal issues, notably with regard to general purchasing conditions, and communicated policy to professional organizations and to all suppliers	• Roll out the sustainable development charter between EDF and suppliers adopted in November 2005 to all suppliers in a joint commitment to upholding the ten principles of the Global Compact and the fundamental conventions of the WTO, applicable under the conditions set out in the Group Corporate Responsibility Agreement
Limiting environmental impact	• Begin building the largest selective catalytic reduction denitrification unit at the Le Havre plant, France • Establish a Group action plan on waste issues	• France and the UK: equipped plants with low NOx burners and applied SCR (Selective Catalytic Reduction) in 2005: Le Havre (with the support of the Haute-Normandy region) and Cordemais plants in France, Cottam and West Burton in the UK • Poland: made an agreement to purchase low-sulfur coal for Group plants • Created a "Soil contamination" skills cluster to manage plant shutdowns, land treatment and diagnostics, and measures for land restoration • Established an action plan on waste	• Specific reporting and tracking of plan to eliminate polluted PCB transformers • Establish plan to manage soil contamination and adaptation of soil contamination risk tracking to suit new Group responsibilities • Validate and roll out action plan on waste
Radioactive waste management	• Enhance dialogue and information on nuclear waste, notably in the context of preparing for the debates on the "Bataille" law in France	• Public debate on nuclear waste (September 2005-January 2006) • Approved decision to launch temporary storage and treatment site for long-lived waste from Bugey graphite-gas plant dismantling	• Follow-up by players in radioactive waste management with regard to measures taken before mid-2006 by the French Parliament regarding decisions on sustainable management of long-lived radioactive waste
Industrial safety (nuclear safety and hydropower safety)	• Continue improving managerial efforts and working methods to reinforce and maintain results in terms of nuclear safety • Test a method for assessing upstream risks linked to the effect of hydrodams and their use • Contribute to setting up guidelines for flood prediction alongside the French Ministry of Ecology and Sustainable Development	• Began program to make technical changes to the nuclear cooling pumps following a level 2 generic event related to non-compliance (December 2005) • Renewal in 2005 of ISO 9001 certification for safety in three hydro activities: dam surveillance, dam management in flood situations, flow controls	• Continue improving managerial efforts and working methods to reinforce and maintain results obtained in nuclear safety
Urban and rural development	• To forge sustainable development partnerships with local authorities	• Formed innovative partnerships with twenty local authorities in France in a call for sustainable local development projects to test various tools that support diagnostics and decision-making with regard to energy policy, and to foster integration of sustainability issues in urban and rural land use and development • Continued participation in 39 urban projects for the renovation, lighting and sustainable development of low-income urban neighborhoods or areas in France • Provided assistance for over 50,000 renovation projects in the housing sector in France	• In France, continue partnerships with local authorities and assistance to the 39 projects for urban renovation, lighting and sustainable development • In France, put into place indicators to track commitments and contributions to economic and social development as stipulated in the Public Service Agreement (October 24, 2005) • At Group level, put into place indicators to track division and affiliate action plans aimed at contributing to economic and social development where they are active in accord with our Corporate Social Responsibility Agreement (January 24, 2005)

Area	Commitments/Objectives	Actions undertaken in 2005	Outlook and actions for 2006
CONTRIBUTION TO GLOBAL ISSUES			
Climate change	• Participate in emissions trading market exchange • Establish "white certificates" • Expand energy savings services • Participate in the public debate on EPR • Establish a new policy on renewable energies	• Fight against climate change: confirmed priority status in the Group environmental policy (June 2005) • Integrated CO_2 cost into optimization of management of generation fleet • EDF Trading was present on emissions trading market • Prepared the way, through the Public Debate, for the construction of the first-of-a-kind EPR provided for in the French Energy Policy White Paper of July 13, 2005 • Prepared commercial roll out of energy savings product and service offers linked to the white certificates in 2006 (law of July 13, 2005) • EnBW made decision to build the Rheinfelden hydropower dam on the Rhine, Germany's largest renewables project • Program of significant investment in renewable energies, notably wind power (3,300 MW) in Europe and the United States, from now to 2010	• Launch energy savings and energy efficiency product offers in keeping with the 2006 creation of white certificates market • Pursue procedures for the construction of the first-of-a-kind EPR in Flamanville • Implement EDF Energies Nouvelles wind power development policy in France, Europe and the United States and commitments to new renewables
Access to essential commodities	• Work with the government to improve measures to ensure social cohesion of low-income customers • Launch pilot energy savings programs in periurban areas (Argentina, South Africa) • Extend programs in rural areas (Morocco, Mali, South Africa)	• Established a special tariff for minimal service maintenance in France • Signature of the Public Service Agreement with the French Prime Minister setting out all the public service commitments • Launched the construction of the Nam Theun hydrodam, a renewable energy facility and a vector of local economic development • Results from the Access program's ongoing projects in electrification of rural and periurban areas of emerging countries: over 220,000 people connected (up 65%)	• Define policy on access to energy • France: implement indicators for tracking commitments to solidarity with low-income customers set out in the Public Service Agreement • Group: implement and track affiliate action plans in keeping with Corporate Social Responsibility Agreement articles 8 on access to electricity and 9 on low-income customers • Implement programs for socioeconomic development around Nam Theun
Protecting biodiversity	• Establish a Group biodiversity action plan • Begin implementation of socio-environmental action plans at the Nam Theun hydrodam	• Drafted a strategic action plan now being validated; structured internal organization • Natura 2000: first agreements and impact assessment • Studies undertaken by Nam Theun Power Company (NTPC) to inventory the wildlife of the national protected area around the Nam Theun site; the first year of operations for the agency	• Validate and roll out the strategic action plan • Draft a guide to biodiversity (release planned for 2007) • Create a biodiversity research program

A European energy Group



UNITED KINGDOM
EDF Energy (EDF 100%)
Sales contribution: €6,674 million
Installed capacity and generation
• Installed capacity: 4.8 GW
• Generation: 22.9 TWh
Sales and marketing
(via London Energy, Seeboard Energy, Sweb Energy and EDF Energy)
• 5.1 million customer accounts (of which 1.2 million for gas)
• Electricity sales: 52.7 TWh
• Gas sales and internal consumption: 3.3 Gm³
Regulated activities
• Distribution via Eastern, London South East: number 1 in the country with 7.8 million sites connected and 89 TWh distributed
• Grid: 174,850 km low, medium and high voltage
EDF Trading (EDF 100%)
Energy trading for the Group's own account in Europe
Sales contribution: €431 million
Volumes traded:
• Electricity: 1,200 TWh
• Natural gas: around 150 Gm³
• Coal: around 240 Mt
• Oil: 180 Mb (financial products only)
SWITZERLAND
Atel Group
(EDF 14.44% of capital and 21.23% voting rights)
• Installed capacity: 3,700 MWe and 647 MWth
• Number of customers: 121,000
BELGIUM
EDF Belgium
• Electricity sales: 3,422 GWh
• Generation: drawing rights: 481 MW
FRANCE
EDF SA (France + Corsica + French overseas departments)
Sales: €30,126 million (EDF + RTE)
Installed capacity and generation
• Installed capacity: 98.8 GW, of which 63.1 GW nuclear, 20.4 GW hydro and 15.3 GW fossil-fired
• Generation: 493.9 TWh
Sales and marketing
• 28 million customers
• Electricity sales to end customers: 408.2 TWh
• Sales of natural gas: 0.3 Gm³ (excluding Dalkia)
Electricity distribution / regulated activities
• Electricity distribution through EDF Network Operator and EDF Gaz de France Distribution: 1,246,000 km of medium and low voltage lines (including Corsica and overseas departements), 32.5 million sites connected
RTE EDF-Transport SA* (100 % EDF) / regulated activities
Around 100,000 km of high voltage and ultra high voltage grids
Dalkia Holding
(EDF 34%, Veolia Environnement 66%)
Energy services
*EDF's transmission subsidiary.
GERMANY
EnBW
(45.01% EDF held, 46.12% interest and votes)
Sales contribution: €5,005 million
Installed capacity and generation
• Installed capacity: 14.02 GW, of which 4.843 GW nuclear, 3.226 GW hydro, 5.919 GW fossil-fired
• Generation: 73.6 TWh
Sales and marketing (corporate figures)
• Around 5 million customers
• Electricity sales: 106.7 TWh
Regulated activities
POLAND
ECK Cracovie, ECW, Kogeneracja, Rybnik, Zielona Gora
Installed capacity and generation (electricity and heating)
• Installed capacity: 3,169 MWe and 3,874 MWth
• Generation: 15,038 GWh of electricity and 30,650 TJ thermal
ITALY
Edison (EDF 51.58% of the capital and 50% voting rights)
Sales contribution: €1,010 million
Installed capacity and generation (corporate figures)
• Generation: 44.7 TWh
Sales and marketing
• Electricity sales: 52.7 TWh (16% of the total market and 17.3% of the deregulated market)
• Gas sales (16% of the market) and internal consumption: 13.1 Gm³
Fenice (EDF 100%)
Sales contribution: €480 million
Electricity generation facilities, electricity transmission grids and environmental assets associated with industrial sites
HUNGARY
BERt (EDF 95.57%)
Sales contribution: €155 million
Installed capacity and generation
• Installed capacity: 392 MWe and 1,724 MWth
• Generation: 1,530 GWh of electricity; 9,136 TJ thermal
Demasz (EDF 60.91%)
Sales contribution: €367 million
Distribution and sale of electricity (11.5% of the market)
• 755,000 customers
• Electricity sales: 3.9 TWh
SPAIN
Hispaelec Energia (EDF 100%)
Sale of electricity to large customers: 0.4 TWh
Figures as of 12.31.2005.

Selecting opportunities **worldwide**


UNITED STATES
EnXco (EDF 50%)
Wind power generation: 383 MWe in operation
MOROCCO
Compagnie Eolienne du Détroit (EDF 84.5%)
Wind power electricity installed capacity: 50 MW
Temasol (EDF 50% at parity with Total)
Rural electrification based on photovoltaic panels
CHINA
Figlec (EDF 100% – Laibin power plant)
Installed capacity: 720 MWe
Shandong Zonghua Power Company (EDF 19.6%)
Installed capacity: 3,000 MWe
MEXICO
Electricity generation: 5 combined cycle gas plants (2,232 MWe installed)
Gas transport: Gasoducto del Rio (410,000 GBtu/day)
SLOVAKIA
SSE (EDF 49%)
Distribution and sale of electricity (around 30% of the market)
695,000 customers
Electricity sales: 6.3 TWh
IVORY COAST
Azito gas-fired plant
Installed capacity: 300 MWe
VIETNAM
Meco (EDF 56.25% – Phu-My power plant)
Installed capacity: 715 MWe
LAOS
Nam Theun Power Company (EDF 35%)
Hydro generation: 1,070 MW (power plant under construction)
BRAZIL
Light (EDF 89.57%)
Sales: €1,629 million
Hydro generation: 852 MW installed, 4,230 GWh generated
Distribution and sale of electricity to 3.4 million customers
Grid: 42,663 km
Norte Fluminense (EDF 90%)
Installed capacity: 780 MWe
SOUTH AFRICA
PNES (EDF 50% at parity with Eskom – Phambili Nombane)
Distribution and sale of electricity (60,000 customers)

Renewing and sharing commitments with all **stakeholders**

The EDF Group aims to carry out its activities in keeping with the principles of sustainable development, committing to economic development, high quality service, protection of the environment, social responsibility and openness to the world at large. In 2005 we renewed these commitments with the signing and roll out of our Group Corporate Responsibility Agreement, the signing of a Public Service Agreement in France, and a redefinition of EDF's environmental commitments. In France, EDF became a limited company and opened its capital to the public, requiring the Group to broaden the ways in which it communicates these commitments and to deepen dialogue with shareholders, customers, staff and all other stakeholders.

Working together to fulfill commitments

A sense of the long-term and of responsibility toward the areas and communities where EDF fulfills its role as a provider of vital public services is a deep-rooted aspect of EDF's corporate culture. Now, as competition intensifies and as the company opens its capital, EDF has chosen to reaffirm its ethical commitments and to take the opportunity to give them new impetus.

Deep-rooted commitments

Agenda 21, sustainable development

EDF's commitments to sustainable development were set out in our Agenda 21 signed December 21, 2001, based on the Agenda for the 21st century adopted at the 1992 United Nations Earth Summit in Rio de Janeiro. The Group thereby committed to 21 principles adapted to the issues we face specifically. They constitute the four pillars of our sustainable development policy:

- Acting transparently: governance and accountability;
- Acting responsibly: protection of the environment and ISO 14001 certification;
- Reviewing our activities systematically, investments and product offers with regard to sustainable development;



EDF Médiathèque – Philippe BRAULT

• Partnering with other sustainable development players to participate in the sustainable development of the areas where we are active and providing expertise to national and international organizations of all kinds.

These principles inform the sustainable development action plans adapted and adopted by our various divisions, units and facilities to meet the common Group commitments to contribute to the social cohesion of the communities where it is based.

The Global Compact, consolidating corporate commitment

In the same spirit, the Group adhered in July 2001 to the Global Compact, an initiative of the United Nations Secretary General by which signatory companies agree to adopt, support and apply certain universal principles of human rights, labour, protection of the environment and, since July 2004, the fight against corruption. The Global Compact has become a shared reference to global corporations and companies worldwide, backed in France by a government that promotes its principles. The Compact recalls, in a series of ten commitments of principle, the basic ethic of sustainable development with which companies strive to conform and for which they aim to be accountable. This is why our commitments corresponding to the Global Compact are closely tracked in this report in a table of major actions undertaken in 2005. The Global Compact logo serves

January 24, 2005 signed Corporate Social Responsibility Agreement

as an indication of actions that illustrate our commitment to the principles.

Group Ethics Strategy

The EDF Ethics Strategy, launched in March 2003 with a Group-wide consultative process, allowed us to identify five core values – respect for the individual, respect for the environment, performance, solidarity and integrity – that bring together the values of high quality public energy service and of Sustainable Development. The Charter was rolled out Group-wide and adapted to the various businesses or cultures where we are active. Specific ethical charters or codes of conduct have been or are being adopted, notably in the areas of IT and communications systems, procurement, subcontractor relations, and audit.

In the UK, EDF Energy created a Corporate Responsibility Strategy Group (CRSG), an across-the-board workgroup that meets quarterly to boost company ethical action plans on diversity, procurement, shareholder relations, and community investment. In Poland, ethical action plans were drawn up with staff input. In China, ten ethical recommendations were established with employee representatives. In Germany, at EnBW, 800 people participated in identifying ten fundamental values that were communicated company-wide through manager/staff dialogue.

The Ethics Strategy therefore contributes to sharing common Group values and common criteria for assessment, both collective and individual, toward building Group identity. In May 2005, EDF's Board of Directors examined the conditions for appropriation of the Ethical Charter by the Group and reaffirmed its strategic significance.

Renewed commitments

EDF's Corporate Social Responsibility Agreement: an innovative approach

Our Corporate Social Responsibility (CSR) agreement was concluded on January 24, 2005 by the EDF Group's Chairman and CEO along with unions and employee representatives from companies in which the Group has majority shareholdings and the four international electricity sector union federations (ICEM, OIEM, PSI, FMTI).

This agreement provides the Group with a foundation on which to build shared commitments and common goals; it refers to EDF Group values, to the principles of sustainable development and the Global Compact. It applies to EDF SA and all of the companies in which it has a majority shareholding. It involves players in both areas of responsibility within the companies toward employees, and responsibility outside the companies towards stakeholders and civil society.

The agreement enables the Group to reaffirm its stance on social responsibility in all companies included within the consolidation scope while respecting the principle of subsidiarity. In effect, the agreement's 24 articles do not form a set of regulations, but set out common objectives, with implementation adapted according to country or culture. The commitments formulated in the articles are precise and concrete. They underscore the Group's intention to uphold in all its activities the principles of the International Labor Organization (ILO) conventions and the standards of social and labor rights it recommends, even in countries where they have not been ratified (though in accordance with national law).

To ensure consistent reporting is implemented Group-wide, the agreement provides for a global committee to monitor progress *(Comité de Dialogue de la Responsabilité Sociale* – CDRS). In April 2006, the committee held its first meeting with social partners to review implementation of the agreement thus far and to discuss further action plans.

Application of the agreement began in 2005 with the document's distribution to staff and its publication on most of the Group's intranet sites and on the Group website, www.edf.com. The terms of the agreement were then rolled out in most of our divisions and affiliates and initiatives and actions to be undertaken were identified within each entity. Four main aspects of the agreement were highlighted in France: adaptation and career development (training, mobility); equal opportunity; subcontractor practices; integration of the disabled.



The Corporate Social Responsibility Agreement was signed in January 2005 and aims to support the setting up of a worldwide social dialogue body.

EDF Médiathèque – Samuel BOLLENDORFF

In Brazil, Light created an equal opportunity committee to oversee the agreement's application, the social responsibility forum. In Poland, EC Krakow defined a concerted list of actions to be undertaken and even created a foundation, Warm Hearts, to sponsor solidarity projects inspired by the agreement.

Our public service mission: clearly defined and strengthened

On October 24, 2005, the French Prime Minister and EDF's Chairman and CEO signed a new Public Service Agreement *(Contrat de service public* – CSP). More than the mere renewal of the previous contract (2002), the new agreement states for the first time in a single document all of EDF's commitments and defines the public service missions that EDF as a power producer, transmitter and distributor must uphold. These missions contribute to the objectives laid out in the French energy policy as defined in the Energy Guidance Bill of July 13, 2005 setting out energy guidelines *(programme d'orientation pour l'énergie):* energy independence, supply security, protection of the environment, energy at reasonable cost and national and community cohesion.
The agreement confirms the terms of EDF's quality public service mission in France. It guarantees security of electricity supply, through a 6% increase in investment in distribution networks in 2006 and 2007, and €100 million/year of investment in the transmission network to 2007; systematically responding to public calls for tenders. It guarantees the French "equal pricing principle" and access to energy for low-income

Responding to stakeholder expectations

customers. It guarantees local service and access to the network (servicing obligation) and contributes to local development by developing infrastructures. EDF also commits to a high level of safety and security at its facilities, to combating global warming, to protecting the environment and to encouraging customers to save energy, particularly through energy savings certificates.

Each mission and its financing are accounted for by source: the contribution to public service electricity *(Contribution au Service Public de l'Electricité* – CSPE); use of public networks tariff *(Tarif d'Utilisation des Réseaux Publics* – TURP); and the sale price to residential customers which will not surpass the rate of inflation over the next five years.

The significant investment in networks (distribution, transmission) provided for by the agreement is included among the overall Group investments announced at the end of 2005 as part of a five-year (2006-2010), €40 billion program of which €30 billion over 2006, 2007, 2008. The program concerns primarily fossil-fired facilities (oil and coal), nuclear (the EPR project) and our renewable energy base (wind power and biomass) in France, as well as the securing of island power systems: the Corsica-Sardinia connection and renewal of thermal in the French overseas departments.

EDF Group Environmental Policy: rising to the challenges

In June 2005, confronted with a highly changeable context marked by the growing energy crisis and the acknowledgement of climate change, EDF's Chairman and CEO brought the Group's environmental priorities up to date. Our environmental policy now hinges on three major issues, implemented through the Environmental Management System.

The first issue focuses on effectively fighting global warming by optimizing our generation facilities, by contributing significantly to the development of renewable energies, by offering energy efficiency services and advisory services to our customers, by our investment choices, and by research and development that prepares the way to renewing our existing generation facilities through high performance, less CO_2-emitting solutions.

The second issue aims to limit our facilities' impact on the environment and health by conducting rigorous impact studies, by applying regulations, respecting natural areas and biodiversity in all our projects, contributing to emerging solutions for nuclear waste management, training staff and service providers on environmental issues.

The third issue involves stepping up stakeholder dialogue to better understand and respond to their expectations, informing the public on energy issues, communicating, training and motivating staff to set the example in terms of the environment and especially energy savings.

Implementation of our environmental policy is carried out under the Environmental Management System *(Système de Management Environnemental* – SME) which covers all Group activities across the various entities, from the six main operational activities to EDF's transverse function and our main affiliates, both French and international. Since 2002, the Environmental Management System has undergone a process of ISO 14001 certification for all operational activities and entities. Each year, the entities within the certification scope are audited. On July 28, 2005, ISO 14001 certification for the Group was renewed by Det Norske Veritas (DNV), which replaced AFAQ as certifier. This time, *EDF Energies Nouvelles*, the TIRU Group and Fenice (Italy) were included in the certification scope.

The environmental policy structures the way we review our projects, businesses and product offers in terms of their potential environmental impact or risk. One review, conducted at the highest Group level by the Project and Investment Review Committee was extended to cover product offers and to include, beyond environmental impact, broader sustainable development criteria. The Nam Theun hydrodam project in Laos, for instance, is being managed in terms of both environmental and social impacts. Using analytical frameworks developed for product offers and generation projects such as Nam Theun, a methodology and tool were developed to assist the Group screening process. In 2006 it is being rolled out in the project divisions.

Partnering for results

EDF's activity and strategic development plan concern a broad constituency in France and across Europe, in many ways: customers, citizens and local residents, shareholders, suppliers and financial partners, political representatives, social bodies, environmental and non-governmental organizations. The commitments are towards these players and their interests but also with them, in responding to their expectations. With the opening of the share capital and the emergence of new stakeholders, shareholders, investors and rating agencies, the conditions for dialogue have changed and call for new mutual relationships.

Information sharing

The governance bodies

During the 2005 financial year, EDF SA implemented within the legislative framework by which it is governed, the mode of governance, adopted at the time of its transformation into a limited company, which recognizes the full involvement of stakeholders, the French State shareholder, qualified individuals, employee representatives, forming its Board of Directors and participating in its three Committees (audit, strategy, ethics). This specified the regularity of meetings, information and training for directors and prior committee discussion of issues to be presented to the Board. Activity in the Group's governance bodies was intense and demanding due to the subjects addressed but also to the adoption by the Board and its Committees of the Group's sustainable development dimension. In order to improve transparency, a Remuneration Committee, already planned for 2005, will complete, in 2006, the governance procedures.

Within the Ethics Committee, Board directors examined the annual reports on nuclear safety, on Mediation activities and those of the Ethics and Compliance Division. It also conducted an in-depth study of the partnership policy with nuclear sub-contractors and looked at the dam project Nam Theun 2 in Southeast Asia from a sustainable development point of view. A mission to reflect on the Board's functioning was also carried out by the Ethics Committee at the request of the Board.

The company's governance bodies ensure the sharing and exchange of information required for the participation of stakeholders in the decision-making process. Thus the Board of Directors was able to verify throughout the 2005 financial year that its decisions were consistent with the commitments in the Group's Social Responsibility agreement.

Information for investors and shareholders

The preparation for the opening of the share capital justified an extensive and comprehensive communication and information campaign.

- The publication in June of a registration document, updated in September, including all the information necessary for investors to analyze the company's assets, activity, financial situation, results and outlook, and filed with the French financial markets regulator (AMF).
- Management roadshow of the global stock markets; meetings with investors and financial analysts.
- Presentation to employees of the reserved share offer.
- Information for retail investors.

EDF was prepared to respond to the expectations and questions of every investor and every potential shareholder: institutional, financial, individual or employee. The drawing up and publication of the registration document, available in its entirety on the EDF website (www.edf.com) was the opportunity for a transparent overview of the company, preparing the responses to be provided to financial and non-financial rating agencies that evaluate, on behalf of investors, not only the company's business and financial performance but also its governance, in terms of ethical commitments and social and environmental responsibility.

Sustainable development reporting

The Group's sustainable development report, published and distributed along with its annual report, reports on the Group's performance in matters of sustainable development; it is first seen by the Board of Directors and its Ethics Committee. Available on the Group's internet site (www.edf.com), it presents information and results in this area to the public and to the different stakeholders and is an important tool in the dialogue engaged with them. It also serves as a reference document for analysis of environmental and social issues by the rating agencies.

In order to facilitate qualitative and quantitative comparison, it uses the categories and criteria of the Global Reporting Initiative (GRI), affiliated to the UN Environment Program, which aims to promote the development and extension of the different sustainable development reporting methods and criteria now used by most large companies globally. In 2005, having integrated the recommendations of the National Accounting Council *(Conseil National de la Comptabilité)* dated October 21, 2003 on reflecting environmental issues in Group companies' corporate and consolidated financial statements, the Group worked on improving the reliability of its indicators on environmental expenditure and undertook with the statutory auditors an exercise in certifying the reliability of information reported on environmental and social issues.

Stakeholder dialogue

Beyond information sharing, the Group, in many different ways and places, engages with stakeholders or those who represent them in an extensive and comprehensive dialogue which stress-tests the respect of the sustainable development commitments across all areas of its activity.

Establishing dialogue

EDF is supported by different advisory bodies which help it to define policy: the Science Board, the Medical Board and the Environmental Board.

In order to benefit from an external view of its environmental policy, in 1999 the Group established an Environmental Advisory Board, comprized of ten representatives of broader society under the aegis of the EDF Chairman. This Board was re-established and expanded in 2005 and an individual from outside the Group was appointed Chairman in order to strengthen the impartiality of its work. Twice a year on average the Board comments to the Chairman on issues of strategic importance for the Group. This year, it contributed to EDF's Environmental policy guidelines and to the assessment of EDF's contribution to combating climate change and associated initiatives. The Board's recommendations are available on the EDF website (www.edf.com).

In order to define its sustainable development commitments and assess their implementation, the Group is also supported by a panel bringing together independent individuals, well known in the field of sustainable development. The Agenda 21 Panel, which was renamed the Sustainable Development Panel in 2004, is also chaired by an individual from outside the Group. His or her role is to advise on the Group's orientation and provide a critical assessment of the manner in which the Group implements and reports on its sustainable development commitments. The Panel meets on average twice a year and the minutes of its meetings are available on the Group's website. The Sustainable Development Panel also met twice in 2005 to analyze governance issues and the options for energy generation in the face of climate change. It also commented on the sustainable development reports for 2004 and 2005.

Listening to customers

EDF seeks to establish a long-term relationship with its customers, to respond to their expectations and embed its sustainable development commitments in the sales relationship itself.

Conducting satisfaction surveys

The dialogue with customers is enhanced by qualitative studies and satisfaction surveys. In 2005, satisfaction remained at a high level: more than 79% for companies and professionals and more than 84% for individual customers, even if there was a slight decline in the eligible customer segment (-3.5 points), explained in part by the changes arising from the effective separation of the distribution and marketing activities.

Responding to customer expectations

To maintain a high level of customer satisfaction, EDF is implementing tools to improve its responsiveness – call centers, complaints services, mediation in legal disputes - and, to enhance dialogue with consumer associations, establishing clubs such as the business club for companies or the *Cercle Energie et Collectivités* for local authorities or Internet sites. EDF also takes into account customer needs by incentivizing them to use only the quantity of energy they require.

For individuals just as with companies, the sales and marketing approach consists of offering services to promote energy efficiency: advice, diagnostic, the availability of analysis or management tools, allowing customers to better manage and reduce their consumption, with a direct impact on their bills and an indirect effect of contributing to the management of energy resource.

In the same way, EDF is present throughout the relationship with the customer, proposing specific services tailored around "key life moments", such as the creation of a company, mobility or home renovation projects and improving heating comfort in the home.

Finally, on another level, which is to rule out all discrimination, product access will be improved as in 2005, for example, for hearing-impaired customers, with the opening of the daily *e-sourds* service, allowing them to communicate in sign language, via a webcam and broadband link, with a customer adviser. This service www.esourds.com is now accessible from the EDF site home page site edf.fr.



EDF is incorporating its commitments to sustainable development all the way through to its relations with customers. For every kWh purchased as part of a *kWh Equilibre* contract, EDF injects one kWh generated from renewable energy sources onto the grid. In addition, EDF pays out a portion of the amount received from the customer to support the CISEL research project, which seeks ways to reduce the cost of generation from solar cells and develop solar energy. The Transmontagne group opted for a *kWh Equilibre* contract for the ski lifts of the Chamrousse resort. Shown here are Jean Labrousse, Head of management control and purchasing at Transmontagne (left), and Jean-Christophe Rolland, his EDF interface.

EDF Médiathèque – Jérôme GALLAND/Getty Images

Local information commissions open to elected officials

Working with suppliers

In France, EDF would like to maintain long-term relationships with its suppliers, with a priority on achieving quality and the respect of ethical, social and environmental principles. Analysis of requirements, prior submission of a questionnaire to the supplier, drawing up of the contract, evaluation of the "product-supplier" duo: all stages of the procurement process take this aim into account. In 2005, the policy document "Quality Sustainable Development", now integrating ethical and social aspects, was communicated to professional bodies and sent to each supplier. In 2006, a Sustainable Development Charter between EDF and its suppliers, adopted in November 2005, will be progressively deployed, integrating the ten principles of the Global Compact and the ILO[1]'s fundamental conventions.

In the United Kingdom, EDF Energy also applies the social responsibility principles in its procurement. In 2005, the company established an ethical procurement policy for all its activities, with the exception of trading, and trained its personnel in procurement ethics. It participated in an initiative managed by Achilles[2] to define the social responsibility criteria which could be used in calls to tender and presented the progress in its own initiatives at a conference organized by Achilles.

Involving local residents and authorities

Permanently on the agenda, the dialogue with local residents and elected officials can take many forms. With local authorities, it takes part within the framework of distribution concessions, at the time of the annual report but also as an ongoing part of all aspects of the energy, economic and environmental impact of the distribution activity. This might involve anything from cooperating on concrete issues such as road-works through to investment planning. As to sales and marketing, the Group pays particular attention to the needs of local authority customers with the already classic, *Di@lège* product which allows the display and control of consumption over the internet and the *Citélia* product range which adapts the contracts of these same local authorities according to their different needs in terms of lighting roads and buildings through to large-scale equipment for collectives.

The majority of the generation entities engage with the public, in the form of local information commission meetings, open to elected officials and representatives of the general public. Here too perception studies or opinions allow for the assessment of the impact of the activities or of information shared, revealing the expectations and concerns of local residents; citizens, associations or elected representatives on safety in areas around works or the shared usages of water, whether for energy needs, leisure, agriculture or environmental protection.

Partnering with associations

A pillar of its Agenda 21, EDF's partnership with the other sustainable development players and particularly with associations which contribute their own individual competencies, was strengthened in 2005. In France, the partnership with the Nicolas Hulot Foundation continued through the EDF Foundation and the partnership with UNCPIE *(Union nationale des centres permanents d'initiatives pour l'environnement)* was renewed for another three years for the development of practical initiatives at local level. 2005 was particularly marked by the conclusion of a first strategic partnership, made at Group level, with the Care organization, for the implementation of development initiatives across the world and the fight against poverty.

Participating in three national public debates

In 2005 three public debates of great strategic importance for the EDF Group began. Two concerned works projects: the establishment of the EPR[3] pilot reactor at Flamanville (October 2005-February 2006) and the creation of the Cotentin-Maine high voltage transmission-line to insert the EPR in the network (October 2005 - February 2006). The third debate was organized within the framework of the French "Bataille" law of September 30, 1991 and addressed the management of long-lived radioactive waste (September 2005-January 2006).

1. International Labor Organization.
2. Achilles is a pooled procurement group in the UK, operating over the internet.
3. European Pressurized water Reactor.


Cahier collectif d'acteurs
EPR et choix de société
EPR
Tête de série

The choice of Flamanville as the site for the EPR (European Pressurized Reactor) pilot unit was discussed at over twenty public meetings held under the aegis of the National Public Debate Commission *(Commission Nationale du Débat Public)*.

EDF Médiathèque – Frédéric SAUTEREAU

Under the aegis of the French National Commission for Public Debate *(Commission Nationale du Débat public* – CNDP), the public debates are subject to precise procedures. Given the complexity of the subject matter and the regional approach being combined with national, regional and local strategic interests, these debates are characterized by their new and demanding nature. EDF endeavored to present its projects in a spirit of transparency and responsibility. The discussions covered energy issues, safety and radioprotection, electromagnetic fields, EDF's commitments to renewable energies and energy efficiency, the transparency and independence of expert opinion and evaluation. Overall, they were the opportunity for an unprecedented public exchange of some very high quality information. They contributed to the preparation for decision-making on project launches and, for nuclear waste, supplied the elements for a necessary debate prior to the debate in the French parliament scheduled for the second quarter of 2006 on the choice of method for the sustainable management of long-lived radioactive waste.

Promoting social responsibility

While rising to the challenge of competitive markets, the Group intends to preserve internal social cohesion and promote employee buy-in to the company's values. Its human resource policy has three main aims:

- Promote social dialogue and observance of the Group's social responsibility commitments, both individual and collective, at all levels of social relations within the Group;
- Constantly steer jobs and skills while pursuing an active policy of resource optimization;
- Motivate employees by offering them attractive working conditions and professional development and involving them as shareholders.

On a Group-wide scale the dynamic of the implementation of the CSR agreement will help promote the deployment of social policy across all the companies.

Dialogue

Aside from the Group agreement on social responsibility, the social relations dynamic was reflected in France by the conclusion of several branch or company agreements signed by the social partners. In 2005, EDF notably concluded with union bodies an agreement relating to the incorporation of disabled people into the work force (February 24, 2005), a pay deal, a profit-sharing agreement for 2005-2007, two agreements on the savings plan and an agreement on career-tracking for mandated or union representatives.

This social dynamic is also reflected in the functioning of consultation bodies across the Group. The European Works Council *(Comité d'Entreprise Européen* – CEE) has since the end of 2001, been the first level for social dialogue covering EDF's international reach, contributing to the building of a Group-wide identity. A body providing regular information on the Group's economic, financial and social strategy, the Committee met three times in 2005 and was consulted on Group social, R&D and environmental policy and initiated a special study into policy on health and safety. In January, a special meeting examined the Group's strategic development plan. At the end of 2005, the CEE proposed an examination of the execution of the Group's public service mission in its European companies.

An intra-company body for social dialogue was established for the Latin American sub-continent as well as a Consultation Committee within the Asia Pacific branch, whose members were directly elected by EDF's Chinese, Vietnamese and Thai employees.

Job development

Article 6 of the Corporate Social Responsibility Agreement specifies that Group companies must observe three principles when dealing with industrial restructuring projects: anticipate decisions with employee support initiatives taking into account the social consequences; engage in extensive and sustained social dialogue with unions and employee representatives, particularly on the adapting of individual and collective support initiatives; adopt a socially responsible position towards both employees and local economies.

For EDF SA, the large number of employees retiring due to the age pyramid will require the renewal of qualified personnel in both generation and engineering and distribution. To prepare for these departures, the recruitment of nearly 4,000 employees between 2004 and 2005 was focused on priority professions. In 2006 and 2007, the company is preparing for several thousand new external recruits per year and a stepping up in the apprenticeship program over the period, welcoming around 1,000 young people to on-the-job training schemes. This level of recruitment in 2006-2007 should offset at most one in three of the 9,000 departures expected over the period. EDF is thus committed to skills renewal in its "core professions", implying preparation, a priority on internal redeployment and professional training initiatives.

EDF and CNR *(Compagnie Nationale du Rhône)*, which took over the operating of 19 of EDF's hydropower facilities, concluded a social agreement specifying the terms offered to EDF employees volunteering for secondment to CNR as of January 1, 2006. After consultation with employees, 300 chose to join CNR, while 120 opted to remain at EDF, most of whom will be transferred to the Generation Division. A committee to monitor the agreement was established by EDF and CNR managements. It will be responsible for regular reports on compliance with this agreement.

Our Corporate Social Responsibility Agreement involves pro-active social support in restructuring within the Group. In Argentina, the partial sale contract for Edenor requires the purchaser to respect the social and societal commitments within the framework of the CSR Agreement for a three-year period and to regularly check on its implementation. In Poland, ERSA is supporting the restructuring of its Rybnik power plant with three voluntary programs: departures, temporary leaves, and early retirement.





The European Works Council is a key forum for social dialogue at international level for EDF, helping to build the corporate identity





Profit-sharing agreement and sustainable development in 2005

The June 2005 profit-sharing agreement integrates, in its objectives to be taken into account for the calculation of the employee profit share, the Group's environmental performance in around one hundred initiatives undertaken within its certified perimeter. For the full 2005 bonus to be paid, the realization rate for these initiatives must be above or equal to 89%.

Employee savings plan and sustainable development in 2005

A new Group employee savings plan (*Plan d'Epargne Salariale du Groupe* – PEG) was established in 2005 based on an agreement with all the union bodies. 20% of the funds are invested in *Egepargne Croissance*, the plan's investment fund which prioritizes investments in companies which create jobs. EDF pays 2% of the investment in this fund, some €573,000 in 2005, to the *Fondation Agir Pour l'Emploi* (FAPE), a joint body financed by donations from EDF and Gaz de France staff and sponsored by the companies to support job-creation and social integration projects.



Environmental training for more than 1,000 staff

Responsible sub-contracting

At the beginning of 2004, EDF signed with its nuclear sub-contractors (600 companies; 17,000 employees) a Charter for Sustainable Development and Progress which involves commitments in the following areas: selection, training, radioprotection, work conditions (ILO conventions) and monitoring. The review of its adoption, carried out in 2005 by the intra-company commissions for safety and work conditions *(Commission Inter-Entreprises sur la Sécurité et les Conditions de Travail* – CIESCT) established within this framework, is encouraging.

The work was extended within the framework of the "sub-contractor" project in the Nuclear Generation Division, which proposed areas of improvement in day to day life as well as in skills renewal. The approach was extended to other divisions and sub-contractor companies, on issues such as the improvement in accident prevention plans and lifting procedures. These approaches aim to simplify and standardize the available tools as well as facilitate the working conditions for sub-contractor companies. The implementation of a standard form for the arrival of scaffolding is one significant, concrete example of this. This experience in the nuclear sub-contracting sector must be extended, serving as a basis for negotiations on socially responsible sub-contracting to be held in 2006 within the framework of the roll out in France of the CSR Agreement (article 10).

Training available to all

Skills management is critical to the Group's competitiveness, especially within a context of full market opening in 2007 and a large number of employees retiring. This is why EDF dedicates significant resources (6.9% of the payroll in 2005) to employee training, offering ongoing job support and professional development.

EDF is working to make training available to everyone,

- in making, for example, training more accessible to women and in the use of on-line or delocalized training programs
- in developing personalized training programs
- in supporting the incorporation of young people into the work force

In 2005, the company more than doubled (675 contracts compared with 244 in 2004) its contribution to youth on-the-job training, with a scheme covering 350 apprenticeship contracts dedicated to new technologies for the call center professions.

Environmental training

Professional training also aims to promote buy-in to the Group's values and numerous training schemes address the sustainable development issues of social and environmental responsibility. The professional training department has an environment and sustainable development coordinator. Managed by the Environmental Training Committee *(Comité Formation Environnement)*, bringing together representatives from all the divisions and professions as well as training organizations, the training program is outlined in a guide to environmental awareness putting forward a "reference framework for environmental skills by profession" with the associated career development path. The "EDF and Agendas 21" program aims to promote the individual buy-in to the sustainable development approach. Other 2005 initiatives are more specific: "Electromagnetic Fields", "Environment and Health", "Industrial Ecology - a tool in sustainable development", "EDF's environmental regulatory framework", "EDF's activities and Biodiversity". Maintaining the professional standards of the "environmental quality" engineers is undertaken through training initiatives to ensure the operational management of the integrated environmental management system. The development of the ISO 14001 standard was the subject of information days and learning tools established to disseminate information.

In 2005, more than 1,000 agents were involved in environmental training programs.

Managing diversity

Professional equality

The national action plan on professional equality, drawn up in consultation with union bodies and based on the 2004 professional equality agreement, was adopted and implemented in the action plans of the divisions, who were also consulted. These plans were presented to the national monitoring commission *(Commission Nationale de Suivi* – CNS) (7 meetings).

On March 15, 2005, amongst several positive measures concerning the promotion and remuneration of women in the company, the most important was



The national action plan for equality in the workplace, dra[illegible] up in cooperation with unions, was implemented in 200[illegible]

Personalized training programs

The necessary job commitment required in a business where competition is growing can reduce the opportunities for participating in sometimes time-consuming group training sessions. On such occasions everyone is looking for solutions which can be rapidly applied in his or her own particular situation: personalized training is thus often appropriate. It can be done via:

- E-learning accompanied by long-distance learning support;
- Schemes to develop personal potential such as the management training scheme *(Appui au Passage Maîtrise Cadre* – APMC);
- Individual support from internal consultants in coaching schemes.



EDF Médiathèque – Stéphane REMAEL (top) / EDF Médiathèque – Michaël ZUMSTEIN (bottom)

E-learning

The *E-learning Clientèle* training program intended for the 20,000 staff in the distribution customer service platforms and developed by the Professional Training Department in association with the IT and Purchasing Divisions comprises 60 on-line training modules. Operational since October 2004, it addresses an audience of whom many are women (50% of customer service platform staff are women), personalizing training.

the provision of an additional budget for individual salary increases reserved for female employees in 2005. 1,300 women benefited from this initiative to compensate for salary discrepancies. A survey into the way these measures have been implemented should allow for qualitative and quantitative feedback in 2006.

Incorporating the disabled into the work force

Improved access to all customer centers for the disabled, recruitment, support for the protected sector, sponsorship of the *Fédération Française Handisport*, support for associations: EDF's commitment to the disabled is realized in many ways.

The 6th national agreement for 2005 on promoting the incorporation of disabled people into the workforce set targets for recruitment (4% of 2005 recruitment), for financial support in everyday life as well as for support of the protected sector (forecast budget of €8.5 million).

The establishment of a national cell for maintaining employment helps to find solutions if the disability arises during the course of an individual's career. Working groups were created to undertake an in-depth study of the content of the future three year agreement for the 2006-2008 period, in the light of the principles of the French law of February 11, 2005 and a 2005 review of the conditions for the integration of staff with disabilities.

On a technical level, two "visual-impairment" and "and hearing-impairment" experts were appointed to look into technical solutions for the adapting of work positions for the visually or hearing impaired. In 2005, a "professions" IT application made way for the use of Braille or voice-based aids to compensate for visual impairment. In the share offer reserved for employees, visually-impaired employees had access to information channels adapted to their needs.

Professional insertion

The Cap Ampère facility in Seine Saint-Denis, headquarters of the Generation Division, partners with several local work-support centers, *(Centre d'Aide par le Travail – CAT)*, to promote the incorporation of disabled people into the work force. For the past eight years, 80 young slightly mentally disabled people have been working at the site every day, picking up and delivering packages and materials, receiving merchandise, carrying out secretarial tasks, looking after the gardens, sorting rubbish and working in the laundry room. This approach is reflected in the site's Agenda 21, signed in October 2005.

Diversity in recruitment

In France, the company confirmed its commitment to facilitating employment access and career development to young people from low-income urban areas with the right qualifications. Following on from the commitments made within the framework of the City Convention *(Convention Ville)*, established in 2001, the company is aiming for 10% of total recruitment to be represented by young people from low-income urban areas. Initiatives are developed with local bodies and national and local employment agencies and focus especially on the businesses involving customer contact.

Promoting safety in the work place

Health and safety: convergence across the Group

At Group level, the CSR Agreement is the shared reference framework on which the first coordinated initiatives on health and safety were based. The main companies in the Group pooled their current practice and the early findings were presented to a meeting of the European Works Council. Shared priorities were identified around three types of risk: core profession risks (electricity, falls, related risks - road accidents, equipment handling, factory floor) and emerging risks or those with a delayed effect (chemical risks, psychosocial and musculoskeletal problems).

The performance review undertaken at the end of 2005 revealed four areas of potential improvement in health and safety across the Group in 2006:

• A strengthening of social dialogue on, notably, health and safety issues;

• Extending the work with sub-contractors, based on the experience acquired in the nuclear sector through the common Charter for Sustainable Development and Progress, and the intra-company Commissions for safety and work conditions (CIESCTs);

• The exchange of best practice in personal protection Equipment;

• Aiming for and reaching compliance with the management reference frameworks on health in the work place: OSHAS 18001, SM2S, ILO guidelines, OHS 2001.

Health and safety at EDF SA

Within the framework of the health and safety policy implemented in 2003, the indicators for monitoring health and safety at EDF SA show a trend putting EDF amongst the leaders in the European energy sector. The audit undertaken in 2005 shows a strong commitment from managers and positive results founded on a strong internal safety culture: 40,000 employees were trained in first aid; the broad



Psychosocial risks: the approach taken by responsible groups

The feedback from a serious accident in one of EDF's units allowed, thanks to a local collective initiative lasting a year and a half, for an updated mechanism to be introduced for dealing with such situations. It is based on an internal group which can be trusted by employees, with no management representatives, where dialogue can be used to prevent harassment and build a better understanding of real, physical and moral conditions in the work place. Other EDF units have since adopted this approach.

Not one employee working at a nuclear plant received dose of more than 18 millisieverts (μSv) over 12 months; the regulatory limit is 20 μSv.



EDF Médiathèque – Michael ZUMSTEIN

application of risk evaluation methods supported by employee involvement.

The 2005 results put EDF France, for the fourth consecutive year, at a frequency rate of below 5 (4.7) and a gravity rate of 0.22 in 2005.

However, certain general or specific risks, notably of the psychosocial variety, were the subject of initiatives to support managers in the management of their prevention. This centralized approach was matched by local initiatives at generation and distribution unit level, based on the involvement of those dealing with these multi-factor situations.

In the nuclear plants, radioprotection continues to show a marked improvement: the average annual collective dose of EDF employees and those of external contractors has been halved in less than ten years. In 2005, it was 0.78 SI unit sievert (Sv) per unit and per year, slightly below the 2004 level (0.80 Sv), whereas the volume of work exposed to ionizing radiation increased by around 5%. No employee was exposed to an individual dose of more than 18 μSv over 12 months, whereas the legal limit is set at 20 μSv.

Managing **local issues**

EDF is in many ways a "multi-local" Group, participating in local life through generation facilities, transmission and distribution lines, distribution centers and customer service agencies. We are committed to limiting the impact of facilities and operations, and to protecting populations and the natural environment. All our business is conducted in a spirit of contribution to the community.

Safety: the top priority

EDF makes safety an absolute priority in operating its generation facilities, in particular its nuclear and hydro facilities, and takes every measure to guarantee the protection of its staff and people living near the power plants. Its policy focuses on systematic controls, constant upgrades to processes and equipment, and the firm commitment of all staff to the Group's safety culture.

Nuclear safety: constant vigilance

Safety is and will remain an absolute priority for EDF as the very cornerstone of competitiveness. Successful power plant operation over any length of time is inconceivable without paying close attention to daily and long-term safety considerations.

Consequently, maintenance costs for facilities have increased considerably, with priority given to preventive maintenance, in line with an overall savings policy. Our very high standards of quality, design and operations are reviewed every ten years. Feedback from these reviews and integration of latest technologies further contribute to safety, and to consolidating a balance between safety and economic targets.

Reactors are automatically shut down once a certain safety threshold is reached. All deviations from procedure are noted, analyzed and reported to the Nuclear Safety Authority responsible for safety at the plants. At each nuclear plant, EDF calls in some 30 safety inspectors to conduct three-week comprehensive safety evaluations every three years. The inspector general for nuclear safety and radioprotection, who reports to the Group Chairman and CEO, performs audits, publishes an annual report



Maintenance spending is increasing at the nuclear plants. Here, a stator is being installed at the Saint-Alban plant.

EDF Médiathèque – Frédéric SAUTEREAU

and proposes measures for improvement[1]. In addition, the facilities are regularly the subject of reviews by the IAEA[2] and WANO[3].

The rate of ranked safety significant events reached an all-time low in 2005 (0.76 per reactor and per year), and the number of automatic reactor shutdowns has fallen by 20% over three years (to 0.93 per reactor for 7,000 hours of criticality). EDF reported one level 2 generic event to the Nuclear Safety Authority, relating to the non-compliance of the engines of certain reactor cooling pumps used in the event of accidents; EDF is making the necessary technical modifications. This event was not related to the plants' operations, and had no impact on how they

1. *Available on edf.com*
2. *International Atomic Energy Agency.*
3. *World Association of Nuclear Operators.*

Nuclear safety in Eastern Europe

EDF is helping to make nuclear operations safer in Eastern Europ
through industrial partnerships and international consortia (wit
financing from the EBRD* and European Commission): final decom
missioning of the oldest plants at Kozloduy (Bulgaria) and Bohun
(Slovakia), set-up of safety equipment at Rovno (Ukraine), fire stu
ies at Kalinine (Russia) and consultancy services for Chernobyl (Ukrain

** European Bank for Reconstruction and Development.*

functioned. These good results reflected new management tools implemented and the more demanding standards applied in recent years, but are also the first positive consequences of the capitalization and standardization of best practices. To further improve certain indicators that have remained stable, EDF plans to initiate new actions focusing on "human performances", with the aim of making its plants and operations even safer. Fire risk management policies are also being upgraded by improving facility design and prevention measures (training and relations with departmental and emergency services).

Hydro facilities: 17 ten-year reviews conducted in 2005

Hydro safety: systematic checks

The 150 large dams with a potential impact on public safety are closely monitored with ten-year reviews to verify their solidity and safety levels, plus, for the 68 largest dams, a special intervention plan overseen by the prefects. In 2005, EDF conducted 17 ten-year reviews under the aegis of the Ministry of Economy, Finance and Industry.

The ISO 9001 certifications earned in 2003 for dam monitoring, management during periods when water levels are high and flow controls – already a tribute to the steady progress made in mastering hydro safety at the time – were renewed in 2005.

EDF works systematically with local partners to promote public awareness of the dangers associated with the hydro facilities and dam releases. It redoubled its efforts during the summer, distributing brochures and using water guides. Fishermen are made aware of the dangers via warning messages printed on maps and fishing permits.

The 2005 audit on hydro safety reaffirmed safety culture as characteristic of the professionalism of operations and maintenance staff at our hydro facilities. The audit also pointed to room for improvement, suggesting management could be bolstered and greater lessons drawn from feedback provided by analysis of socio-organizational and human factors.

Minimizing our environmental footprint

Electricity generation, transmission and distribution are industrial operations that significantly impact the environment. Stakeholders rightly demand to be informed, and that we use caution in making investment decisions and managing our operations. EDF relies on an ISO 14001 certified management system to limit the environmental and health impact of its facilities and business operations.

Air, water and land protection

Upgrading and modernizing fossil-fired plants

EDF is powering ahead with plans to modernize and upgrade its fossil-fired plants to make them more competitive and improve their environmental performances, taking into account new European regulations.

Desulfurization limits emissions of sulfurous anhydride (SO_2). The process involves scrubbing flue gas with a mixture of water and limestone. This produces gypsum, which is then reused to make building materials. The most modern of the large plants are equipped with desulfurization systems (West Burton in the UK and Cordemais and Le Havre in France), and have reduced the SO_2 emissions of the reactors thus equipped by more than 85%.

The 600 MW coal-fired plants, which already have flue gas desulfurization systems, will be upgraded before 2008 to be equipped with advanced denitrification units (selective catalytic reduction, or SCR) and brought into compliance with the environmental standards to be in effect in 2015. This type of investment will be made or planned for the larger plants like Le Havre (in cooperation with the Haute-Normandy region) and Cordemais in France, as well as at Cottam and West Burton in the UK.

The same operations are being conducted on the seven diesel engines (20 MW) of the Vazzio plant in Corsica, where the EDF division in charge of non-interconnected systems is pursuing its denitrification project for the ageing oil-fired plants. Once the first set of denitrification units is installed on the plant's engines (one in 2003, two in 2005 and two more before the middle of 2007), Vazzio's nitrogen oxide emissions should be cut by more than 60%.

R&D

EDF's researchers have been able to elaborate operating methods that minimize the formation of these pollutants based on feedback from the fossil-fired plants, a chemical model of nitrogen oxides and 3D simulation tools. Tests conducted on these configurations at the Cordemais plant confirmed that emissions could be halved.

Poland

The coal-fired Rybnik plant was able to reduce its water sampling and effluents, and improve productivity at the same time, by modernising two cooling towers.

Italy

Edison's fossil-fired plants have all reduced their emissions over the past eight years: by 82% for SO_2, 74% for dust, 42% for NOx and 15% for CO_2.





Top: The coal-fired plant at Rybnik, Poland.

Bottom: The safety culture is an integral part of the professionalism of the staff in charge of operating hydro plants. Here, a safety check at the Villerest dam belonging to one of the Loire Ardèche region hydro facilities.

EDF Médiathèque – Jarek SKARZYNSKI/AFP (top) / EDF Médiathèque – Philippe BRAULT (bottom)

The program was bolstered following the application of the prefectoral decree of July 28, 2005 (application DL), which in theory forced EDF to step up the pace and equip all of Vazzio's engines by the end of 2006. Total investment costs for Vazzio will amount to about €10 million.

Upgrades are also being made at the Le Havre plant to improve the performances of its dust removers using a new electrostatic technology. Between 1999 and 2008, EDF will have invested more than €500 million in France to comply with new regulations.

In Poland, ERSA has launched a number of operations at Rybnik to modernize the dust removers at reactors 4, 5, 6 and 7.

EDF is also improving its performances by using low-sulfur fuel. The Group has signed a contract for the supply of "low-sulfur coal" for the EC Krakow and Kogeneracja plants, where emissions will be more than halved starting in 2008. In France, the Group is using ultra low-sulfur and low-ash diesel at the Vazzio plant.

Steady decreases in effluents and waste at the nuclear plants

In 2005, EDF SA's liquid and atmospheric effluents remained far below authorized levels (usually by over 10%), with the exception of tritium, the production of which is directly proportional to energy generated. Tritium effluents approach authorized limits, calling for stringent, advance management. The most recent decrees in France have increased these limits.

Public exposure to highly diluted atmospheric and liquid radioactive effluents produced by plants is very limited, representing on average, for each nuclear plant, just a few thousandths of the regulatory limit (1 µSv a year). By comparison, the exposure resulting from natural radioactivity in France is 2.4 µSv a year.

Existing measures aimed at steadily improving safety around radioactive waste at nuclear plants have been extended to all forms of waste: chemical waste linked to the products used to clean circuits and treat make-up water, and waste from water purification plants. Under the impetus of the ISO 14001 certification, a number of different measures are being implemented to reduce water consumption and chemical waste.

Likewise, thermal effluents produced when water used to cool the plant is heated during its passage through the condenser is closely and regularly monitored.

To avoid exceeding regulatory limits, EDF was forced to cut back generation during the summer of 2005, notably at the stations in the Rhone Valley, owing to a persistent drought and periods of very warm weather. The Tricastin plant nonetheless had to be kept in operation at above the authorized limits for three days late in June in order to ensure the safety of the electrical system; the limits set out in the exceptional measures included in the decree of June 11, 2004 were nonetheless respected

Managing radioactive waste

An industrial approach

The EDF Group has been taking responsibility for the waste produced by its nuclear plants since the first one was commissioned. Its strategy is to limit the volumes of waste resulting from its regular and maintenance operations, as well as that being produced by its decommissioning program. Waste is sorted by type and according to the level of radioactivity, and the Group then finances their incineration, temporary storage or final storage. Reductions in waste volumes are also made possible by efforts to boost the performances of reactor fuel, and by the processing of spent fuel and its reuse in the form of MOX fuel. These measures are part of EDF's long-term management policy for the nuclear fuel cycle, and of its strategy to reduce the environmental impact of waste.

Storage of VLLW, LLW and ILW[1]

Volumes handled at Andra's[2] VLLW storage center in Morvilliers increased by 70% between 2004 and 2005 to reach 8,429 tonnes, consisting essentially of rubble (5,700 tonnes) from plant decommissioning. Short-lived LLW and ILW from operations (gloves, filters, resins, etc.) are treated in containers and sent to Andra's Soulaines storage center in the Aube department (8,303 m³ in 2005, up from 6,000 m³ in 2004). Innovative industrial cleaning solutions are also being used at the plants (cyrogenics and sludge dehydration) to reduce waste volumes (rags, solvents and sludges). Smooth-running operations at the Centraco incinerator (4,184 tonnes processed in 2005) contributed to lowering the volume of waste and scrap from operations and decommissioning. The establishment of dedicated storage sites for long-lived LLW, like radiferous and graphite waste, is currently being considered. EDF R&D has proved that it is possible to store graphite waste below ground.

1. Radioactive waste is classified according to how active and long-lived it is: high-level (HLW); low-level (LLW); intermediate-level (ILW) or; very low-level (VLLW) which is comparable to the radioactivity found in nature. Active beyond 30 years, waste is considered long-lived, otherwise it is referred to as short-lived.

2. *Andra* – Agence Nationale pour la gestion des Dechets RAdioactifs, *the French Agency for Radioactive Waste.*







Left: decommissioning of the nuclear plant at Creys-Malville; verification of radioactivity levels of the bags containing rock wool. Right and below: preparation of the air locks separating contaminated areas and decontamination of radioactive concrete during decommissioning of the Brennilis facility in Brittany.

Public Debates on nuclear waste

The National Commission for Public Debate (CNDP) was called upon in February 2005 by the Ministry for Ecology and Sustainable Development and the Industry Ministry to organize a public debate on long-lived ILW and HLW waste. Once the relevant information was assembled, with EDF contributing, the national consultation was opened for four months, from mid-September 2005 to mid-January 2006. Some 3,000 people participated in the several rounds of debates organized in Paris and elsewhere. These debates yielded a number of recommendations with regard to radioactive waste management, and proved that information-sharing and dialogue are necessary. They also showed that radioactive waste management, as currently handled by industrials, provides a satisfactory solution for the short- and medium terms, meaning a long-term decision can be taken under good conditions. The government has said that it would take the results of the debates into account in preparing its draft law.



EDF Médiathèque – Frédéric SAUTEREAU (left) / EDF Médiathèque – Sophie LOUBATON (right)

6,700 m³

The volume of long-lived HLW produced by the operations of past and existing plants (over 40 years) will amount to 6,700 m³.

Law on long-lived HLW expected soon

Spent reactor fuel is processed and recycled by Areva, which is able to recover 96% of the total. The remaining 4%, considered long-lived HLW, are vitrified and poured into stainless steel canisters. The cylinders used to hold the waste are then compacted and stored in other containers also sent to La Hague.

The long-term solution adopted for the management of this type of waste will be decided upon by the French Parliament, in accordance with the "Bataille" law of December 30, 1991. The latter stipulates that research, headed by the CEA[1] and Andra, will focus on three key ideas: separation/transmutation in order to shorten the lives of long-lived radioactive elements, deep geological disposal, and improvements in packaging and long-term storage processes. The Parliament is set to debate the options open to France in 2006. The CEA and Andra submitted the results of their research to public authorities in 2005, and the CNDP[2] initiated a debate in which EDF participated actively.

Conventional waste management

Boosting recycling efforts

The portion of conventional waste recycled in France has risen by 50% since 2000, to 63%. EDF is boosting its conventional waste management policy in accordance with the three-year action plan unveiled in 2004 and definitively adopted early in 2006. The policy focuses on France for now but will ultimately be extended to the entire Group.

Increased data analysis is one key to improving waste management. In addition to the efforts being conducted in France by the Generation and R&D Divisions, EDF Gaz de France Distribution (EGD) analyzed the waste management data collected from 2004 during the year. Of the 42,200 tonnes of conventional waste collected at 100 centers in Metropolitan France and the overseas territories, 60% were ordinary, 20% hazardous and 20% inert. A recycling target was set for packaging waste for 2005.

1. Commissariat à l'Énergie Atomique – *The French Atomic Energy Commission.*
2. Commission Nationale du Débat Public – *the French Public Debate Commission.*

The Tricastin nuclear plant protecting the Rhone

EDF has been using a biodegradable grease at the Tricastin nuclear plants since early 2004 to avoid polluting the Rhone wi residue from the use of non-biodegradable lubricants on the dr filters at the pumping station.

The generation and research activities produced 84,500 tonnes of conventional waste in 2004, or 25% more than in 2003, owing to intense construction and demolition activity. The recycling rate for recyclable waste - oils, non-regulated waste, batteries and accumulators and packaging - improved further to 81.5%. This corresponds to 40% of the volumes removed.

The policy of outsourcing waste elimination has been extended to all of the French facilities; requirements are expressed homogeneously, markets have been "consolidated" by region, and services made comprehensive with the use of only one supplier per site.

Elimination of askarel transformers

Regulations stipulate that PCB (polychlorure biphenyle) transformers at levels over 500 ppm must be phased out between now and 2010. The large and very large transformers have been identified and are given priority, and more than 57% have been eliminated already. EDF Gaz de France Distribution (EGD) also has 450,000 "closed" oil transformers (HV/LV) in service, a portion of which dates back to before the PCB ban of 1987 and could be polluted. A study conducted early in 2005 with EDF R&D, and approved in principle by the Ministry of the Environment, provided a good understanding of the machines presenting a risk as well as a list of the transformers located in sensitive areas. The latter will be given top priority in 2006. Thanks to the measures undertaken in 2005 (experiments involving sampling with no interruption of operations, further statistical analysis of the kinds of machines used, steps taken to remove pollution from priority transformers), each unit should have a specific plan of action for 2007-2010 by the end of 2006.

From waste management to industrial ecology

The pursuit of synergies

The waste and by-products produced by one player's operations can become resources for another. Based on this principle, industrial ecology involves looking for synergies between complementary business operations. EDF R&D has developed software, tested around three EDF facilities in the Aube, at Cordemais and at Gravelines/Dunkerque, to identify such synergies. Further testing and consolidation are underway.

Recycling secondary products

In France, EDF recycles the ash from its coal-fired facilities; cement makers and construction companies use the ash as a raw material, among other things, for filling the trenches in which electric lines are buried. All newly produced ash (about 0.7 million tonnes a year) is recycled, as is a portion of stocks (9.5 million tonnes).



EDF Médiathèque – Mario LA PORTA

The gas-fired combined-cycle plant at Taranto, Italy. At reactor 3, Edison recovers gases from a nearby steel works, which were previously burned, thus encouraging the recycling of secondary products produced by other industrials.

Pooling environmental competences

The problem of potentially contaminated soils has become a major aspect of the Group's environmental management system: a specific skills cluster has been set up to manage the final shutdown of thermal plants, and specific training is provided. A Group-wide survey is underway to pinpoint contaminated soils on former sites or those still in service. The Group is also watching the external BASIAS and BASOL databases managed by public authorities via intranet to ensure that all bases are kept up to date. More than 700 sites have been included in the databases and are being monitored. Two guides, Soil Contamination and Managing Industrial Waste, have been updated and sent to managers and staff at the different divisions and units.

Ash recycling enables savings on natural resources like sand, avoids mining, reduces CO_2 emissions (800 kg per tonne of ash added to cement) and cuts costs for producers and users alike.

The Polish power plants are in step with this trend. At Rybnik, combustion by-products are being used to build bicycle trails and fire access roads in forests. Those produced at Kogeneracja are recycled for use in road-building by Ekotrakt, which intends to increase its usage by 25% between 2006 and 2008.

EDF is also experimenting with agricultural recycling. At the nuclear power plants in Paluel and Blayais, the Group has since 2003 been planting reeds to transform sludge from the purification plants into compost. This solution, which was amortized in two years, avoids transporting and incinerating the sludge, thus reducing costs and greenhouse emissions. At Penly, algae is collected and resold to a company that turns it into fertilizer. The PVC recovered from the cooling towers was also processed and recycled in 2005. Studies are underway to see whether it is possible to recycle certain sludges.

Putting other industrial groups' secondary products to use

EDF is also developing methods for using the secondary products generated by other industrial groups to produce energy.

In Poland, the Rybnik plant is now covering 3% of its fuel needs with coal recovered from an old slag heap. EC Wybrzeze has successfully tested the co-combustion of 25 tonnes of sludge from the Gdansk purification plant.

In Italy, Edison is recovering steel mill gases, which were previously flared, for Taranto 3 and Piombino 3. The Verzuolo facility has been using a 19 MW incinerator since 2002 to recycle 58,000 tonnes of wood bark and 24,000 tonnes of sludge produced by a nearby paper mill. The 5,500 tonnes of resulting incinerator ash are recycled by a cement plant. Verzuolo received more than 640 green certificates (50 MW each) in 2004.

Ensuring the comfort and safety of local populations

EDF is taking full responsibility for its facilities vis-à-vis local populations, and working to reduce any related visual and noise impacts. The Group is taking all the necessary measures to ensure that its operations have no health impact.

Reducing visual and noise impacts

Limiting the visual impact of electric lines

Where its distribution networks are concerned, the Group is striving to reduce the visual impact of electric lines and other structures as well as related work noise. EDF has been working hard for a decade now to integrate new medium voltage network lines into the environment: in 2005, 7,144 km of the 7,568 km of MV lines put into service by EDF (94.4%) were buried, compared with a 90% target set out in the Public Service Agreement. As for the 5,066 km of new low voltage network lines, 3,682 km (72.7%) were installed using discreet technology (compared with Public Service Agreement target of 65%).

Taking noise into account

EDF is promoting awareness of the different components of the acoustic environment amongst its production staff by focusing on techniques, regulations and perception. On-site environmental managers can rely on special training, an intranet site and a methodology guide. The Vitry and La Maxe fossil-fired plants continued to soundproof their installations, while Rybnik in Poland reduced its noise impact by close to10 dB. The nuclear plants conducted a noise impact assessment to verify compliance, and for modelling of sites for compliance studies.

The assessment was approved by the Safety Authority, thus allowing us to plan for technical improvements at the end of 2007, beginning of 2008.

The Group conducted noise impact tests before setting up wind turbines in Caurel and Saint-Mayeux (Brittany) in 2005, and as a result, opted to avoid the watersheds.

In August 2005, after receiving approval from local populations and authorities, EnBW started construction of a testing field near Bodnegg to see whether an extra high voltage line could be modified to reduce crackling.

The Rybnik fossil-fired plant in Poland reduced its noise impact by close to 10 dB

Ongoing monitoring of health impact

Efficient policies and organization

EDF's sustainable development policy clearly emphasizes health issues and the prevention of health risks. The Group is constantly striving to limit the impacts of its facilities and operations, broaden its knowledge, and inform the public. Its actions are backed by pluridisciplinary scientific and environmental expertise (notably engineers, doctors and legal experts), with input regularly received from the scientific community. Those in charge of health issues at the different divisions and subsidiaries keep in contact via a Group-wide Environment and Health network that is responsible for initiative coordination and information sharing.

Preventing Legionnaire's disease

Because of the time water spends in cooling circuits (closed circuit systems) and cooling towers, and given the temperatures there, microorganisms, including legionella and bacteria, can easily form. These can present health risks once certain levels of concentration are reached. The health risks are small where the towers are concerned. EDF nonetheless organizes preventive cleaning of the circuits to reduce the number of legionella in the circulation water, and periodically checks concentration levels. In keeping with the new limits set out by safety authorities for the cooling towers of nuclear plants, the Chinon facility was equipped with a permanent treatment system using monochloramine in 2005. Late in 2004, the ministries of industry, health and the environment asked the French Environmental Safety and Health Agency *(Agence Française de Sécurité Sanitaire Environnementale* – AFSSE) to assess the health risks associated with the presence of legionella in the cooling tower water as well as EDF's taking into account of these risks. After several audits in 2005, the agency is expected to issue its opinion in the middle of 2006.



Burial of new high-voltage cables

EDF Médiathèque – Bertrand BREDEL

Responding to concerns about electromagnetic fields

Many are concerned about the electromagnetic fields around electric lines and their possible impact on the health of local populations. Based on the numerous assessments conducted over the past 20 years, the world's leading health authorities[1] consider that there is no clear danger. Addressing an issue referred to it by populations living along 225 kV and 400 kV lines, the Council of State concluded in its ruling of November 9, 2005 that "it cannot be established, based on current scientific knowledge, that the electromagnetic fields around this line create a health hazard for local populations".

As a precautionary measure, the European Commission has issued recommendations for workers exposed to electromagnetic fields. In accordance with the directive of April 29, 2004 establishing the regulatory exposure limits, the Group conducted research in 2005 to measure these electric and electromagnetic fields. It also ensured the wide-spread distribution of a brochure (which can be consulted on the edf.com website) in 2005 summarizing current knowledge, and participated actively in the public debate on the planned Maine-Cotentin line.

1. The World Health Organization, the International Agency for Research in Cancer, the American Academy of Sciences, the US Environmental Protection Agency, the British National Radiological Protection Board.

Promoting social cohesion and regional development

EDF's goal is to reconcile its industrial and economic activities with social responsibility towards the regions in which it conducts its business. The idea is to create social bonds and strong dynamics through concrete actions taken in partnership, notably with local authorities.

Supporting employment

Focus on employment skills

EDF is working to promote the creation or development of job skills through training and job assistance provided in partnership with others. Created in 2004, the Peren association *(Promotion de l'Emploi et des Ressources des Entreprises prestataires du Nucléaire)* has given rise to a number of partnerships focused on promoting nuclear resources and jobs. More than 40 companies and institutions, including the French Employment Agency (ANPE) and National Education Board, have joined.

Handling difficult situations

EDF has 70 distribution centers in France where it works with soci services and local associations to offer its staff specific preve tion training for handling situations where they are faced wit aggressive behavior or incivility. This helped anticipate crisis si uations in low-income suburbs in 2005 and limit the risks incurre by people and equipment.

Know-how is provided by the five Val de Loire and Seine plants.

Lending a hand to job placement specialists

EDF is cooperating with and supporting a number of job placement specialists as part of its partnerships with the *Association Nationale Chantier Ecole* and *Fondation Agir Contre l'Exclusion*. The Group is also encouraging the creation of small companies through its work with economic networks like France Active, Adie *(Association pour le Droit à l'Initiative Economique)* and *France Initiative Réseau*. One example is *Micro'Orange* (based in Marseilles), which recycles electronic and computer waste. The unit it opened in Aix-en-Provence in 2005 hired five people on long-term contracts and handled 900 tonnes of waste (up from 300 in 2003).

In the Hauts-de-Seine department, EDF helped with the creation in 2005 of the *Ecole pour l'insertion et la création d'entreprises*, which will welcome 500 state unemployment payment (RMI) recipients a year. It also lent a hand to help train people with low qualifications to become caretakers in low-income housing (HLM), in an effort organized with HLM offices in the Paris region, the Paris-based Opac and the *Territoire et Emploi* association. Ten people have been hired so far by council estates. A number of other initiatives are taking shape locally: some RMI recipients, under the supervision of the Estran association, decorated the entryway of the Penly plant with mosaics, and logistic support was provided to others at the Clamart R&D center.

Contributing to local development

Urban renovation

For two years, following the call for projects launched jointly with the interministerial delegation, EDF has been providing financial and technical support to 39 innovative urban renovation projects, notably via its network of lighting experts. The results produced in 2005 by the projects that received support were proof that methodological support works, and a tribute to the quality of cooperation with local authorities.

Neighborhood communities

Working with HLM offices, EDF developed a renovation offer that has allowed more than 100,000 council homes to be renovated in nine years and reduced heating cost by an average 30%.

Sensitive urban areas (ZUS) have also been the object of sustained efforts, as called for by the agreement signed with the state in 2001. EDF is partaking in some 40 projects involving mediation services, job creation and skill acquisition for young people from ZUS. We are also working with the *Points d'Information Médiation Multiservices* (PIMMS) and the network of *Points Services aux Particuliers* (PSP), which ensure local services and preventive actions on its behalf, providing billing information, explanations and mediation services, putting those in precarious situations in touch with social partners, and giving information about energy savings. Sixteen PIMMS have been opened so far, some of them in rural areas, and more than 40 are in preparation. Of the 13 PSP open to the public, some have adopted a hands-on approach to mediation with home visits.

In Poland, ECK is taking part in the Nowa Huta Forum along with some 20 partners to encourage investment in the neighborhood with the highest unemployment rate in Krakow (14%), promote a better quality of life and create a sustainable development program supporting Agenda 21. A total 52 km of bicycle trails have been built locally.

Energy efficiency

EDF is helping local regions define and implement energy efficiency policies. We have forged a number of innovative partnerships called *Territoires durables* (sustainable regions) with some 20 local authorities in France. These involve testing decision-making tools used for strategic choices about urban and energy planning, including a regional CO_2 assessment tool, an energy planning study, and renovation scenarios that support the concept of "sustainable neighborhoods". The Silene software developed by EDF R&D to evaluate the environmental impact of neighborhood planning projects, based on energy, water and waste flows as well as CO_2 emissions, was tested with several local communities.

Industrial innovation

Following the selection of the 67 "regional competitiveness centers" that will be promoting industrial innovation, EDF R&D has teamed up with the industrial divisions to form partnerships with a number



The EDF Foundation is working to protect the natural environment, notably through its partnership with the Conservatoire du littoral. Here, Le Rayol in the Var department.

EDF Médiathèque - Guillaume LEMARCHAL

of these regions. In 2005, one such partnership was forged with Enerrdis[1], in the Rhone Alps region, to which EDF is bringing its expertise in hydropower, network management and highly energy efficient buildings, in collaboration with other industrials, teachers and researchers.

Contribution to cultural and natural environments

In France, the EDF Foundation is backing conservation initiatives and projects to light monuments and remarkable sites. It is also working to protect the natural environment through partnerships with organizations like the Conservatoire du littoral.

In Poland, the Group's subsidiaries and R&D teams have joined forces with technical universities to develop energy optimization and environmental projects. EDF has notably lighted the castle at Bielsko Biala, the 14th century military fortress that has been turned into a museum, a project for which it won an award from the Polish Ministry of Culture. Meanwhile, another Group affiliate, ERSA, is supporting development of the city of Rybnik through culture, education, sport and health, and is working with the town hall on local economic development. In Gdansk, ECW participated in the renovation of one of its former electrical power plants, which is now home to the Polish Baltic Olowianka Philharmonic, and in the revamping of a park to make it handicap accessible and safer for the young and elderly.

In China, EDF is working with the sustainable development center of Beijing's Academy of Social Sciences, notably on climate change and the Kyoto Protocol.

In Rio de Janeiro, Brazil, the Norte Fluminense plant is backing efforts to light some 12 monuments and to equip public buildings with energy efficient lamps for indoor lighting.

1. Energies renouvelables en Rhône-Alpes, Drôme, Isère, Savoie - *Researches and develops industrial projects in renewable energies for the following French regions: Rhone Alps, Drome, Isere and Savoie.*

Our planet:
rising to long-term challenges

By the very nature of our business, we are facing three long-term global challenges: energy resource scarcity and climate change, access to energy for all, and protection of the environment and biodiversity. Whether in generation, product offers or research and development, we intend to make the choices best suited to rising to these challenges.

Preparing to meet the challenges of the future

EDF fully intends to contribute to global awareness and respond to changing trends in our planet's energy resources and the conditions for their use or transformation.

Boosting research and development

The Group's foremost contribution in this area can be seen in the R&D resources devoted to projects involving energy resource scarcity and protection of the environment. In 2005, one-third of EDF's R&D budget, close to €122 million, was spent on environmental research. For the period 2004-2007, EDF's R&D structured its long-term programs around 14 key "Challenges" established in keeping with risk mapping, representing 30% of R&D spending. Of these, 8 Challenges aim directly at resolving sustainable development issues:

- Challenge 3: foreseeing the performance and impact of our future generation mix
- Challenge 8: understanding and limiting the impact of our existing facilities
- Challenge 9: designing distribution networks capable of integrating local energy, with improved supply quality
- Challenge 10: anticipating water quantity and quality, detecting potential technological breakthroughs in water servicing worldwide (pumping, desalination, etc.)
- Challenges 11 and 12: developing innovative solutions to help customers save energy in buildings and housing (Chalenge 11) and industrial processes (Chalenge 12)
- Challenge 13: developing technological solutions for housing, transport and energy for local authorities and sustainable urban areas
- Challenge 14: fostering access worldwide by perfecting solutions for local electricity generation using renewable energy sources and by providing adapted solutions for basic lighting, communications, cold storage and cooking.

Each of the Challenges is reflected in projects developed at EDF or jointly with other research laboratories



EDF Médiathèque – Richard BOUHET/AFP

(CEA, Framatome, Electric Power Research Institute – USA), universities and training institutes, or in collaboration with other Group companies like EDF Energy, Edison or, in the case of EnBW, our common research institute in Karlsruhe, Germany, the European Institute for Energy Research.

Helping society make the right choices

Growing global awareness of resource scarcity and energy resource scarcity in particular, awareness of climate change and its consequences on human life and the economy, and the importance of reducing greenhouse gas emissions has led governments and authorities at all levels to discuss the issues and develop national, regional and international plans to deal with them.

France, with the new regulations governing CO_2 emissions trading (ruling of April 15, 2004) and the Energy Guidance Bill setting out energy guidelines (July 13, 2005), established a framework to which EDF contributed expertise and especially its long-standing experience as an operator whose generation base, nuclear and hydro, is of itself a step toward developing CO_2-free sources of energy.

Similarly, the EDF Group is participating in the implementation or elaboration of European directives on these same issues, as well as in the conferences or summits called by organizations worldwide such as the Global Compact, the post-Kyoto conference in Montreal, and the third World Sustainable Development Forum. To inform its own choices and to give them more impact, the Group joins with international associations of companies such as the WBCSD or their national branches (EPE in France, BCSD in China, created in 2005). A number of professional associations (Eurelectric, CEEP, UIE, UFE, Medef, the International Chamber of Commerce) or public institutions (in France, the National Environmental Council) also count the Group among their members.

EDF's Chairman and CEO presided the *Group'Action CO_2*, created in 2005 by French industrialists to join R&D efforts in the fight against global warming.

Fighting global warming and climate change

In the newly revised EDF Group environmental policy in May 2005, the fight against global warming takes top priority. We aim to remain the least emitting of Europe's seven leading electricity companies and to offer our customers energy efficiency services and advice integrating low CO_2 emissions solutions and renewable energies.

A new regulatory framework

In accordance with the ruling of April 15, 2004, European CO_2 emissions trading began on January 1, 2005. After a rough start, the price per tonne of CO_2 averaged at over €20, making this market a major component on the European energy market.

The transposition of the European Directive of 2003 that established a CO_2 emissions trading scheme leads to the attribution to each country and each of the Group's European companies, of an annual quota of emissions authorized for the period 2005-2007. In France, EDF followed closely the drafting of France's National Allocation Plan (NAP), approved by the European Commission on May 18, 2005. The terms allow for an annual quota of 23.54 million tonnes of CO_2 allocated to our fossil-fired facilities over 20 MW for the period 2005-2007. This corresponds to the level of emissions reached by the facilities in 2005; "peak" use can vary considerably depending on circumstances. In 2005, these plants were organized to be able to track and account for the quotas they use by linking quality assurance procedures, controlled by an independent authority, to the process of quantifying CO_2 emissions. EDF thus arranged to ensure better overall control of CO_2 quota management and entrusted EDF Trading with its market exchange operations.

The Group companies affected by NAPs exchange useful information; later, the aim is to improve the emissions quotas system for the second period (2008-2012) and for the post Kyoto Protocol beyond 2012.

Remaining the least emitting of Europe's seven major electricity companies

We are participating in work by the European Commission and member countries, and defending a framework with a view to the long-term that promotes investment in low – or non-emitting techniques worldwide.

The French Energy Guidance Bill of July 13, 2005 gives high priority to the fight against global warming. With this priority, it backs EDF's generation fleet, provides for the construction of an EPR reactor, encourages the development of wind power and recognizes the role of hydropower among the renewable energies. It also provides for an innovative energy savings scheme made up of "white certificates", aimed at reducing energy intensity by 2% per year. It sets an energy savings target of 54 TWh cumac[1] for all national operators combined. Energy providers are subject to energy savings targets and to penalties proportional to savings not achieved. EDF alone must carry half of the effort demanded. The Bill provides for the implementation of white certificates starting in 2006.

EDF's contribution as an energy producer

Our energy mix: making the right choices

The EDF Group's electricity generation fleet, the largest in Europe, emits some 65 CO_2 Mt/year (consolidated scope for the Group in Europe excluding Edison). EDF is French industry's second-most emitter, with 23.5 Mt/year. Thanks to its nuclear and hydro plants, it is nevertheless one of the least emitting per kWh generated (less than 50 g CO_2/kWh as compared with 100 g CO_2/kWh on average for the company's major European competitors[2]). The low emissions produced by the generation fleet is a real asset compared with other energies and in light of environmental issues and energy choices.

Remaining open to the nuclear option

Nuclear today constitutes a sustainable and economically efficient response to the world's growing energy requirements. Some countries are already planning to renew investment in nuclear, particularly Finland and the United States; others, like the UK, are beginning to give it serious thought. EDF and other players in the sector are now being solicited to contribute to the development of this energy in Europe.

China is planning to build at least 40 GW of nuclear capacity by 2020. This amounts to 90% of new nuclear plants worldwide, and a full half of the French fleet. For over twenty years, EDF has contributed to this development in China, providing

1. Cumac: from "cumulé actualisé", the quantity of energy saved discounted at a rate of 4% through to the end of the operation.
2. Source: CO_2 emissions from fuel combustion (International Energy Agency 2005).



Hydro is the EDF Group's main renewable energy. Here, the Vouglans dam in the Ain department.

© EDF Médiathèque – Guillaume LEMARCHAL

services and expertise to the plants at Daya Bay and Ling Ao. We intend to continue participating in developing electricity in the country, in accordance with Group commitments to sustainable development and our objective of increasing both the amount and "cleanliness" of generation.

In France, the development of nuclear rests on two complementary objectives: planning for the renewal of our fleet with the construction of a first-of-its-kind EPR reactor as a feasible solution when renewal will have to be addressed, and extension of the lifespan of our existing plants to over 40 years to optimize their renewal with implemention over a period of twenty years.

Developing renewable energy

In 2005, the Group decided to bolster its position in renewable energies to become one of the sector's leading industrial players in Europe. We are once again investing in hydropower. Through EDF *Energies Nouvelles*, we are pursuing two objectives: develop a major wind power program and become a leader in decentralized renewables, chiefly solar.

Tapping into hydropower, the Group's foremost source of renewable power

With 38.7 TWh produced in 2005 in France (including Corsica and overseas departments), hydropower is the EDF Group's primary source of renewable power. Hydro covers 8% generation nation-wide, despite the lasting drought which has brought potential generation down by 14.7%. Several feasibility studies are underway in France, one of which on the construction of the Gavet hydroplant (92 MW) to replace six former factories on the Romanche river and produce 560 GWh annually, and the Rizzanese hydrodam in Corsica. Several small hydro projects, 40 MW in all, may be built by 2010. In addition, by 2007, three facilities will convert energy from reservoir flows.

In Germany, 12.7% of electricity produced by EnBW is hydro in origin. EnBW is building a run-of-river plant in Rheinfelden. Outside Europe, the Group is advancing on the Nam Theun project in Laos (1,070 MW). Launched in 2005, the plant is scheduled to come on stream in 2009.

EDF *Energies Nouvelles*: investing in wind power

The EDF Group's commitment to wind power was made ever more concrete with the 2005 decision to invest, along with its subsidiary EDF Energies Nouvelles, in a program to develop 3,300 MW of facilities in Europe and the United States by 2010. In France, the company obtained authorization to build 375 MW, bringing total authorized wind power capacity to over 570 MW. 2005 was a record year of development for EDF Energies Nouvelles. In France, the company obtained three permits to build 87 MW in Aveyron, 44 MW in Aude and 78 MW in Eure et Loir. Two windfarms, Aumelas (22 MW - Hérault) and Clitourps (3.3 MW - Manche) came on stream and the construction of five other farms (45 MW) began. In 2005, EDF Energies Nouvelles was ISO 14001 certified for the development, construction and generation of wind power in France.

In the UK, EDF Energies Nouvelles built three windfarms (44 MW) in the Fenlands, and in Italy, where 70 MW went on stream in Campanie, it built another 72 MW in Apulia. In Portugal, it consolidated its position as the country's third leading player and launched the construction of 106 MW of which 70 MW are now in service. In Greece, EDF Energies Nouvelles acquired the Ktistor Group's wind power business (111 MW authorized and financed, of which 45 MW brought on stream in 2005).

In the United States, EDF Energies Nouvelles affiliate EnXco benefited from its sound position with a project for 150 MW in California, the delivery of the Wall Lake wind farm in Iowa, the construction of 10.60 MW in Hawaï, and the acquisition of 42 MW of capacity.

EDF Energies Nouvelles is also strengthening its positions as an operator and in maintenance.

In the area of biomass, EDF Energies Nouvelles brought on stream in 2005 the Lucena factory (26 MW) in Spain, where it is also developing a project for another 20 MW. Feasibility studies are now underway for six projects (80 MW) in France.

Developing decentralized renewable energy

In 2005, the EDF and Total groups bought a 20% stake in the company Total Energie, a world leader in solar photovoltaic, now TENESOL, each operator holding 50%. The new factory in Toulouse, launched in 2005, will double the generation capacity of solar panels by 2007 (from 15 to 30 MWp or 150,000 m²). The EDF Group also invested in solar thermal for hot water through the company Giordano. In the French overseas departments, the 110,000 solar water heaters installed avoid generation of 150 MWh per year by oil-fired plants and 100,000 tonnes of CO_2 emissions. Heat pumps, which draw 3 to 4 kWh per unit from the environment with a 1 kWh electricity consumption, are being developed at a fast pace, and are often combined with solar captors. Regions like Alsace, France, where more than 12% of new houses are already equipped, show strong potential for this technology. In Beinheim, Alsace, Electricité de Strasbourg and EDF Energies Nouvelles are developing geothermal vapor heat from boreholes deep within the earth (over -1,000 m) for Roquette, a manufacturer of food and beverages.

Environmentally sound customer offers

For an energy company, contributing to reducing greenhouse gas emissions and managing energy resources means anticipating customer expectations to help them reduce consumption, beginning with their energy bills. This involves working with customers toward lower and more efficient energy consumption, whether in the home or in industry. It also means providing incentive to use CO_2-free energy sources like renewables and helping to reduce the CO_2 emissions inherent to industrial customer processes.

Energy savings: lower consumption, better consumption

In France, we are working toward energy savings in partnership with local authorities, professional organizations and Ademe, France's agency for environment and energy management. By setting a target for EDF which represents half that for France as a whole, the French Energy Guidance Bill of July 2005 has made us a major player in terms of energy savings and efficiency. We have adapted our product offers and range of services accordingly, with energy diagnostics and implementation of solutions, and advice on high performance equipment eligible for white certificates.

Our first level of services offers customer advice which can go as far as providing tools for better management of consumption, with weekly, monthly, quarterly or semestrial reviews. These advisory services are increasingly provided through online channels (218,363 for *Vivrélec*® in 2005), advisory guidelines, and the possibility to consult a dedicated website (9.4 million visits in 2005 up 84% from 2004). Offers in our *EDF Pro*® or *EDF Entreprises*® ranges already include management services and optimization advice. For professional customers, our *Présence* offer (43,967 contracts as of December 31, 2005) includes a personalized annual review with energy savings advice and a dedicated website edfpro.fr with news, advice and solutions. Local authorities can benefit from *Di@lège*®, a service adapted to the billing requirements of multiple sites, while the *Citélia*® product range adapts their contracts to the specific needs of public lighting, the building sector and large equipment, or to environmental concerns by including energy optimization advice.

Our second level of services consists of a diagnostic, with assistance in implementing recommended solutions. EDF's technical experts visit customers to study their existing installations and to identify potential energy savings. *Vivrélec*® offers residential customers a range of heating and cooling solutions, for instance, and assistance with renovation projects and energy advice. For eligible customers, sensitive to rising energy prices, EDF has come up with diagnostic offers



EDF Energies Nouvelles is very active internationally, primarily in the US, where EnXco is a firmly established player.





R&D strengthening renewables

A number of R&D projects (representing over €15 million in 2005) are aimed at bolstering the competitiveness of existing technologies and developing promising new areas. In addition to in-house programs such as the marine power project with EDF Energy, EDF is participating in several others within the Enerrdis competitiveness cluster and, where photovoltaic is concerned, in the Cisel research conducted on new thin film technologies (copper, indium and selenium) in a laboratory run jointly by France's Center for Scientific Research *(Centre National pour la Recherche Scientifique – CNRS)*, and the Paris chemistry institute *(Ecole de Chimie)*. In Alsace, *Electricité de Strasbourg* and Pfalzwerke are pursuing the fractured rock geothermal project (-5,000 m) at Soultz-sous-Forêts.

EDF Médiathèque – Robyn BECK/AFP (top) / EDF Médiathèque – Kor&Lonn/Vocanson Prod (bottom) aimed to reduce energy bills through energy savings, optimization and renewables solutions adapted to specific situations and businesses. Since the end of 2005, this new service has begun to show results: 1,700 diagnostics for small and medium business customers, 149 for local authorities, and 300 for large customer sites. This second level of services can be further improved by combining diagnostics with adapted financing. *Vivrélec® renovation*, for instance, already provides residential customers with this possibility.

The housing sector is one area with major potential for energy savings. In 2005 alone, EDF worked with customers on over 50,000 renovation projects. Our target of 300,000 for the period 2006-2008 should enable us to obtain a large portion of the white certificates for this same period. These housing projects do not necessarily use electric heating; we are also promoting other, high performance CO_2-free technologies. In individual houses and especially hotels, included in this sector, heat pumps are used for heating in association with solar captors for hot water. A total of 25,000 heat pumps were installed in 2005 (up from 17,300 in 2004). Offers aimed at reducing heating expenditure in public housing are part of a rehabilitation program covering 10,000 households per year, and courses on energy savings are provided to local staff and social workers.

Other efforts to promote energy efficiency focus on consumer electricity uses and behavior: putting appliances on "standby" mode, more efficient appliances such as low-energy lamps (125,000 sold in Guadeloupe in 2005). The energy savings kit *Gesteco®* (low-energy light bulbs, automatic switching of standby to idle mode, meters that display cost, discount coupons for the purchase of A+ energy class refrigerators, energy savings guidelines) was tested, winning public approval in 2005.

In 2005, as part of our renewed partnership agreement with Ademe (2004) covering several energy savings programs, new public awareness campaigns on energy saving practices and techniques were launched: *Economies d'énergies; Faisons vite, ça chauffe* and; with the Nicolas Hulot Foundation, *Le défi pour la planète*.

Renewable energy offers

In Europe, the EDF Group's main companies offer "green" customer solutions that guarantee electricity generated wholly or in part from renewable energy sources. While EDF's kWh in France, generated essentially from hydro and nuclear, makes our electricity close to greenhouse-free, some customers still wish to go a step further using only renewable energies.

As of December 31, 2005, 930 companies (407 GWh) and 16,965 professional (39.8 GWh) eligible customers had chosen a green offer. Through the *kWh Equilibre®* offer EDF commits, for each kWh bought, to inject onto the electricity network a kWh produced from its renewable energy facilities. The origin and exact number of kWh effectively injected into the grid are guaranteed through green certificates established by Observ'er[1]. In 2005, the new *kWh Equilibre®+* guarantees EDF will put aside €0.17 cent/kWh for the CISEL program on solar photovoltaic.

Help to optimize direct emissions of CO_2

EDF's commercial approach can help customers reduce their greenhouse gas emissions. Our customer offer in this area takes several forms, such as *Carbone Optimia®*, launched in 2005, by which we propose to help customers stay within and better manage their CO_2 allocations and thereby avoid penalties. A number of options are available under this offer:

- *Trading CO_2* – EDF manages the purchase or cession of CO_2 quotas for its customers;
- *Bilan CO_2* – EDF provides an accurate assessment of customer CO_2 emissions.
- EDF proposes courses of action to reduce CO_2 emissions and information on investment costs in €/tCO_2 necessary to choose between making the investment to pollute less or buying quotas. At end 2005, twenty customers had entrusted EDF with their CO_2 issues.

Our "Carbone Optimia®" offer: helping customers manage their CO_2 quotas

Opting for electric transportation

Transportation is one of the heaviest consumers of energy and the most emitting in terms of greenhouse gases. As the first energy company to sign the IUPT's[2] Sustainable Development charter in June 2005, EDF is contributing alongside institutional and

1. Observatoire des Energies Renouvelables: French representative of the independent European organization. RECS – Renewable Energy Certificate System.
2. IUPT: International Union of Public Transport.


Energy savings solutions for home renovation, launch of the kWh Equilibre offer, development of electric vehicles: EDF is doing its part to manage energy resources.


Bus Electrique

Dalkia: a winning example

Dalkia is the only energy services company to have participated since 2002 in the ETS, a voluntary market aimed at reducing CO_2 emissions in the UK. The company committed to a savings equal to 63,300 tonnes of CO_2 at 130 customer sites, by optimizing the running of facilities or by cogenerations. In 2005, Dalkia won first prize in the British Institutes Facilities Management awards in the environmental impact category.

EDF Médiathèque – Vincent BESNAULT (left) / EDF Médiathèque – Stéphane HERBERT (top right)

industrial partners to the development of electric transportation both public and private.

The *"100 bus électriques"* operation, launched jointly in 2001 with GART[3] and Ademe, has thus far brought 60 electric buses into service in France. The first review of the operation proved highly positive, providing quiet, clean and comfortable transport. In Lyons, five electric Europolis buses manufactured by Irisbus have been used successfully since end 2004 by Sytral. With their high-energy density batteries, they run a full day in urban areas without requiring recharge. EDF is also backing the company Gruau in the development of an electric microbus with an autonomy of 120 km, and organized several events in 2005 to promote the trolleybus.

EDF is contributing to the development of individual clean vehicles and is experimenting in its own fleet with the Cleanova II, a hybrid electric vehicle using high energy density batteries, developed by SVE, a Dassault affiliate. We are also partner in a lithium-metal-polymer (LMP) battery project, BatScap (80% Bolloré), presented at the Geneva Motor Show in March 2005. An experimental run of vehicles equipped with these batteries began in November 2005.

3. *GART*: Groupement des Aménageurs de Réseaux de Transport.

EDF boasts the world's largest fleet of electric vehicles with 1,500 at present, and has taken measures to renew its entire fleet (45,000 vehicles in France) with clean vehicles. Thanks to this ambitious policy, it has thus far reduced its fleet CO_2 emissions by 3%.

Providing access to energy

Energy, especially electricity, is a vital commodity. To be deprived of electricity leads to exclusion: social exclusion in the case of low-income customers, and economic exclusion for developing countries. To foster access to electricity for the energy-poor is to contribute to the social fabric in developed countries and to sustainable development in emerging countries.

Low-income customers: fulfilling our quality public service mission

France: a commitment to public service

In France, EDF is contributing alongside public authorities to establishing into place the "right to electricity". As part of the Public Service Agreement signed in 2005, our mission takes many forms. It is financed partly through a public service contribution made by all network customers. Low-income customers are assured a basic electricity supply by the decree of April 8, 2004, in effect since January 1, 2005 (460,000 beneficiaries). Other customers in difficulty can benefit from a minimal supply of electricity (the *Maintien de l'Energie* Service) while applying to government social services and the social energy fund (*Fonds Solidarité Energie*[1] – FSE) cofinanced by EDF (270,000 beneficiaries in 2005). Customers with payment arrears whom we have been unable to reach continue to receive 1,000 watts of minimal supply to ensure they are not entirely cut off (250,000 beneficiaries in 2005). We also provide personalized assistance through a network of advisors, and work closely with local authorities, community social assistance centres, family allowance funds (*Caisses d'Allocations Familiales*) and associations. As of the decree of August 10, 2005, electricity providers must inform the social services of the department or commune when reducing power for payment arrears. To maintain EDF's tie with its customers, we participate in close to 40 social mediation structures. In 2005, we reinforced our efforts to encourage customers better manage their energy budget, offering advice on consumption and use of appliances. A number of energy savings workshops and awareness campaigns have been organized for social workers.

1. *The FSE combined with the housing fund* Fonds de solidarité pour le logement *on January 1, 2005.*

UK: partnering against energy poverty

In the UK, EDF Energy gives full support to the government plan aimed at reducing energy poverty in households by 2010. When energy prices rose in January 2005, EDF Energy launched "Care More" for customers eligible for social welfare. This offer fixed tariffs at their December 2004 level until March 31, 2006. Used by 65,000 customers, this offer made it possible to identify some £250,000 in social aid hitherto not requested by 150 households. From 2001 to 2004, in the London borough of Newham, EDF Energy conducted the "Warm Zone" pilot program aimed at identifying and assisting the most impoverished households with their energy consumption. In April 2005, based on the results, EDF Energy extended the program to seven other London boroughs, representing £9.5 million over three years, to March 2008.

Warm Zone Newham in figures

- **68,500 households surveyed.**
- **12,000 households benefiting from energy efficiency measures.**
- **£3.5 million toward efficiency measures and the fight against energy poverty.**
- **£1 million provided by EDF Energy toward energy efficiency in Newham.**
- **£500,000 raised to assist energy-poor households through Warm Zone; and approximately £500,000 in additional social aid, averaging £20 per week and per household, roughly twice as much direct aid for heating than the London average.**
- **20 jobs created for the long-term unemployed.**

Developing countries: sharing our industrial know-how

Access: an EDF program

In rural areas far from the grid, the Access program fosters the creation of small energy service companies to supply electricity to families and small economic activities (Morocco, Mali, South Africa). In periurban areas (Capetown, Buenos Aires), Access uses low consumption technologies and equipment. In 2005, the number of customers connected to electricity through the Access program reached 29,500 (223,000 people), up from 16,138 (133,000 people) in 2004.

Industrial partnerships

Through Tenesol, along with partners Total and Nuon, the Group is active in four major programs that will have brought electricity to 500,000 people in Mali, Morocco and South Africa by the end of 2008. In Morocco, the National Electricity Bureau is carrying out an intensive rural electrification program. Temasol, a Moroccan affiliate of Total and EDF, is contributing to a program to equip 60,000 families (400,000 people) in 24 provinces with solar energy. As of November 2005, over 18,000 customers were connected. Temasol also installs and manages



EDF Médiathèque – Samuel BOLLENDORFF

"Electriciens sans Frontières"

Created in 1986 by EDF engineers, *Electriciens sans Frontières* federates 18 regional associations and some 800 volunteers who work on projects in 34 countries. Among other projects in 2005, the organization intervened to provide electricity, via solar panels, to a health dispensary, a spirulina farm and a school. Several teams joined with other NGOs to bring relief after the tsunami of December 26, 2004: electrification of dispensaries, homes, public lighting, and filtering pumps.

photovoltaic pumps for drinking water for fifteen villages on behalf of the National Electricity Bureau, a pilot program which should be extended.

Other initiatives

As a member of the E7, which brings together the ten largest electricity companies of G8 member countries to promote sustainable development and electrification of developing countries, EDF participates in concrete projects for access to electricity such as the small hydroplant in Butan (70 kW) inaugurated in August 2005. The project's low CO_2 emissions qualify it for CDM (Clean Development Mechanism), a flexible mechanism provided for under the Kyoto Protocol for projects between industrialized and emerging nations. Other projects are being developed or implemented in the Galapagos Islands, Madagascar, Nicaragua, Tunisia or Kenya.

The EDF Group is also increasing the number of its projects with Ademe in Senegal and Nigeria, with the Fondem in Laos, Senegal, Madagascar and Burkina Faso, and with the Nicolas Hulot Foundation in Senegal. A number of individual Group units in France have launched their own initiatives, such as the Penly plant's support of well-drilling in Burkina Faso, or Figlec's electrification of a village in China. In 2005, Edison and the NGO Save the Children launched the "Back to School" project aimed at reconstructing 93 nursery and primary schools in Banda Aceh, Indonesia, after the Tsunami. Agreements have already been concluded with 19 schools, of which two financed by Edison.

Taking a more systematic approach to biodiversity

The EDF Group takes the impact of its business on the natural environment seriously. In 2005, our approach was given greater structure by preparing a strategic plan of action and internal organization. We also stepped up our efforts to understand and protect the environment.

Knowing where we are: a prerequisite

In France, EDF drew up an inventory of the sensitive species concerned by facilities to be able to cross-reference with regulations, and reviewed data gathered over the years surrounding our industrial sites. Combined with an analysis of the various conventions and regulations concerning biodiversity, the results will serve as a basis on which to draw guidelines for the protection of biodiversity.

Knowing who we are: a responsible industrial player

In order to reduce the environmental impact of hydroworks, EDF limits the amounts of water contained in locks, determines optimal flow and carefully manages spilling. In Dordogne, France, for instance, EDF established the *Défi éclusées* (sluicing challenge), a program to adapt our operations at Hautefage and Argentat, taking on 50% of the financial burden.

EDF has joined together with public authorities in France to restore the major migration corridors of fish and is working on new designs for fish ladders with the CSP and the Cemagref. In 2005, EDF built its 75th fish ladder at Gambsheim on the Rhine. Monitored by associations, it has already shown results. Germany's largest fish elevator was put into service in 2005 near EnBW's Wyhlen plant. In France, special measures were taken specifically for eels, with ladders and ramps on the Garonne and Dordogne rivers and transport by lorry in Britanny. The threatened Zingel asper, endemic to the Rhone river, is the focus of a LIFE program carried out with the European Union.

Rehabilitating Europe's largest saltwater lake

Since 1994, as part of an effort to establish a sound balance in the ecosystem of the Etang de Berre, France, EDF has been reducing freshwater and silt runoff channeled from the Durance river were the Salon and Saint-Chamas hydro facilities are located. Since 1997, the positive effects on the lake's ecosystems have begun to show their worth.

The measures implemented in 1994 have led to an annual reduction in generation of 360 GWh on average for these two facilities, though represent on average half of all electricity generation for the region of Provence-Alpes-Côte d'Azur and therefore play a key role in supply security. Targeted in 2004 by a ruling from the European Community Court of Justice, France proposed to regulate the turbines at the two plants to avoid the most abrupt, irregular spill and regulate salinity. Begun in September 2005, this test is monitored by an international committee of independent experts. To ensure the solution is long-lasting, the terms and conditions of the concession must be modified by decree from the French Council of State. The public survey, a prerequisite to this kind of administrative act, was conducted in January and February 2006.

Raising public awareness in France

Through a number of local initiatives and our partnership with the Nicolas Hulot Foundation, EDF contributes to public awareness on biodiversity and many of our employees are actively involved in associations.

At its generation sites, EDF has joined efforts with local authorities, associations and the public and government to foster biodiversity. In 2005, EDF sponsored the ETIQ program, run by associations Aquacaux and Chene in Le Havre, aimed at insertion of vulnerable individuals by involving them in the protection of fragile biotopes.

A national training program on biodiversity was set up in 2005, and EDF technicians can now learn about protecting birdlife through a training program offered by the *Ligue de Protection des Oiseaux* (Birdlife International's French representation) and *France Nature Environnement*, the French federation of environmental associations.

Biodiversity in Latin America

The Norte Fluminense plant in Brazil made a commitment to the stat government of Rio de Janeiro to finance a €3.5 million program whic includes studies on hydro management at the Macaé basin, a program of environmental awareness, the restoration of biodiversit and the expansion of ecological reserves.



EDF is taking into account the impact of its operations on natural environments and working to build awareness of the importance of biodiversity, notably through its partnership with the Nicolas Hulot Foundation: the school of nature and mankind, below *(Ecole pour la nature et l'homme)* is designed to allow everyone to play an active part in protecting the environment.





EDF Médiathèque – Frédéric SAUTEREAU (top) / P. BERTIN/FNH

Nam Theun: launching a project in sustainable development

The Nam Theun 2 hydroelectric project in Laos is being managed with an innovative approach to sustainable development. The future infrastructure will significantly leverage the economic development of the country and region, with renewable energy at its origin. The design, construction and operation of the plant factors in the well-being of the local population and finances the protection of the exceptional surrounding environment.

Looking at local and regional development

The construction of Nam Theun, a 1,070 MW hydroelectric facility, began in 2005 and is scheduled to come on stream in 2009. 95% of electricity produced will be exported to Thailand, generating significant revenues for Laos (representing close to one-third the government's current budget), and its business community (about $100 million in revenues). Locally, the population is already benefiting from development programs to sustainably improve its standard of living.

Our commitments: international acknowledgement

EDF's role in the project is twofold. We are both the primary investor with a 35% share in the company Nam Theun Power Company (NTPC), the owner/operator of the dam, and lead contractor.

As with any dam project, Nam Theun will have an impact that EDF and partners are taking into account: impact on the populations living on and downstream from the site, and on biodiversity. At the end of 2004, a complaint was lodged against EDF by a group of NGOs for violation of OECD guidelines for multinational companies. After examination, the OECD National Contact Point charged with Guideline affairs pronounced "in the light of available information, EDF could not be accused of any violation of the OECD's principle guidelines and that EDF even made commitments which went beyond the guidelines"[1].

It was only after analysis of social and environmental measures recommended by NTPC, that the project's international financers (World Bank, Asian Bank of Development, French Development Agency) decided, based on stringent social and environmental criteria, to participate in the project, thereby approving NTPC's approach which proposes contractual commitments to prevent, reduce or compensate social and environmental impact.

These contractual agreements on various social and environmental considerations are a first for an industrial project of this kind. They represent a veritable challenge in terms of the finances and results they imply. Their implementation rests on a long-term collaboration between NTPC, the populations, the government of Laos and those backing the project financially. Already, these efforts are evident in the demanding environmental management of the construction site, which employs upwards of 4,100 people (80% Laotian), in the compensation and social program for villagers that are being displaced (including the construction of a pilot village and public infrastructures) or affected by the reservoir, and in the vast comprehensive program for the protection of biodiversity in the catchment area. In this respect, the partners committed to financing (US$1 million/year) the functioning of the government agency responsible for the management and preservation of the Nam Theun National Protected Area (NPA) for 30 years beginning in 2004. During the 25-year duration of the concession, approximately $160 million will have been spent on social and environmental measures, close to 13% of the total cost of the project.

Nearly $160 million are to be invested in social and environmental initiatives

1. Full recommendations by the National Point of Contact available in French at: http://www.minefi.gouv.fr/directions_services/dgtpe/pcn/compcn010405.



The contractual commitments entered into by EDF regarding the environmental and social aspects of the construction of the Nam Theun dam in Laos are a first, examples include the establishment of pilot villages for displaced populations, the protection of the biodiversity of the river basin and the fact that 80% of staff working on the project is Laotian.







© EDF Médiathèque – Philippe ERANIAN/CORBIS

GLOSSARY

Ademe – *Agence de l'Environnement et de la Maîtrise de l'Energie:* France's Agency for Environment and Energy Management. Under the supervision of the French Ministries of Ecology and Sustainable Development, Economy and Industry, and Research, Ademe both advises and finances the environment-friendly projects of public authorities, private companies and individuals.

Agenda 21: Action plan for the 21st century signed by more than 150 nations at the 1992 Earth Summit held in Rio and aimed at fighting poverty and social exclusion, production of sustainable goods and services and protection of the environment. Since then, local authorities, companies and associations have been invited to adapt the principles of the Agenda 21 agreement to their specific situations by defining and implementing "local Agenda 21". The process involves implementation of sustainable development principles on a daily basis. The commitments made by EDF as part of its own local Agenda 21 are set forth in French on the company's website (**www.edf.com**).

Care: This NGO was created in 1945 to improve the quality of life in developing countries. Care works in collaboration with local populations and government authorities to ensure project efficiency. Care currently works in 60 countries throughout Africa, Asia and Latin America on over 350 different programs.

CNDP – *Commission Nationale du Débat Public:* the French Public Debate Commission.

Cumac: from *cumulée actualisée,* this energy unit corresponds to the quantity of energy saved discounted at a rate of 4% through to the end of the operation.

Energy savings certificates: The French law of July 15, 2005 provided for an energy savings incentive scheme by setting a national target of 54 TWh cumacs from now to end 2008. To stay within target, energy providers like EDF, who will bear approximately half of the effort demanded, can make the required savings within their own facilities or incite their customers to do so. Also called "white certificates", the energy savings certificates are delivered against savings achieved and are exchangeable between energy providers or corporate bodies (local authorities for instance) who may also contribute to these efforts. Players who have accumulated a sufficient number of certificates between 2006 and 2008 will be able to sell them to others who were unable to reach their targets, and who would thus be subject to a €20/missing MWh penalty.

GART – *Groupement des Autorités Responsables de Transports:* This association gathers together 252 local transportation authorities to improve and develop public transportation in France.

Global Compact: Launched by the United Nations Secretary in July 2000 to promote dialogue between companies, UN agencies, labor and civil society on nine universal principles in the areas of human rights, labor, and the environment. A tenth principle was added in 2004: the fight against corruption.

GRI: The Global Reporting Initiative (GRI) was launched at the end of 1997 to develop globally applicable guidelines for reporting on the economic, environmental and social performance of companies, and later of any governmental or non-governmental organization. Compiled by the Coalition for Environmentally Responsible Economies (CERES) in association with the United Nations Environment Program (UNEP), the GRI incorporates the active participation of companies, NGOs, accounting organizations, business associations and other stakeholders worldwide.

ILO: The International Labor Organization promotes social justice and works to strengthen worker rights. Established in 1919 following the Treaty of Versailles, it survived the disappearance of the Society of Nations and became, in 1946, the first specialized agency with the United Nations.

National Allocation Plans (NAP): National legislation establishing limits to the CO_2 emissions of the most polluting industrial and generation sites for a given period. NAPs provide a framework for the European emissions trading scheme aimed at reducing the greenhouse gas emissions of European industries and allowing players to buy or sell emissions permits that enable them to respect their quotas.

NGO: Non-Governmental Organization.

WBCSD: World Business Council for Sustainable Development – an international association of companies.

DESIGN AND CREATION: SEQUOIA – INTERNATIONAL COMMUNICATION CONSULTING: BCL Communication – COPYRIGHT REGISTRATION: ISSN 1169-159X
COVER PHOTOS: Tristan Paviot (left) / EDF Médiathèque – Mario Guerra (right)
PRINTING: IME – 3, rue de l'Industrie – BP 32017 – 52112 Baume-les-Dames – Printed on totally chlorine-free (TCF) pulp, 100% recyclable paper ISO 9001 and ISO 14001 certified production process.

Corporate and Commercial Communication Division. Sustainable Development and Environment Division.

EDF
22-30, avenue de Wagram
75382 Paris Cedex 08
www.edf.com

EDF GROUP
ANNUAL REPORT 2005

Sustainable Development Indicators

EDF has published information on Sustainable Development since 2001.
All the published accountability indicators follow the recommendations in the Global Reporting Initiative (GRI), the international reference framework for sustainable development indicators. A table illustrating this commitment to compliance with GRI methodology can be found at the end of this document.
In addition to the reporting of the sustainable development indicators defined by the Group, the reporting process includes the quantification of environmental expenditure. This is included in this report and enables the Group's response to the mandatory annual survey by the Statistics bureau of the French Ministry of the Economy, Finance and Industry (*Service des Etudes et des Statistiques Industrielles du Ministère de l'Economie, des Finances et de l'Industrie* – SESSI), relating to corporate initiatives submitted in terms of environmental protection.
Currently the Group is engaged in the progressive verification of its environmental and social data and has decided to submit this reporting procedure to external assessment. Within this context, the Group aims to bolster the reliability of the annual reporting of its consolidated sustainable development accountability indicators by aligning their reporting scope more in line with that used for financial reporting, ensuring quality control at every level of data collation and consolidation, and guaranteeing the reliability of accountability indicators, particularly as regards environmental expenditure.

Based on the conclusions of this work, the Group will commit to and implement measures to improve reporting procedures as of 2006.

edf

REPORTING METHODOLOGY

Reporting scope

The scope covered by the reporting procedure is based on the consolidation scope provided half-yearly by the Finance Division and on criteria linked to the relevance of the activity undertaken by affiliates in matters of sustainable development.
More precisely, this scope takes in EDF SA and a number of affiliates which are either fully or proportionally consolidated. Equity accounted affiliates are excluded from the scope for data collation. Note that the consolidation scope has changed since 2004. In 2005, it includes the Rio Bravo IV plant in Mexico, which came on line in April 2005, the Meco plant in Vietnam and the Italian affiliate Edison, in which EDF increased its interest in the share capital during the year.

For 2005, the consolidation scope is as follows:
France: Electricité de France, EDF-Trading, Electricité de Strasbourg, Tiru, EDF Energies Nouvelles, Dalkia.
Europe: ECK (Poland), Kogeneracja (Poland), ECW (Poland), Ersa (Poland), Zielona Gora (Poland), Demasz (Hungary), BERt (Hungary), EnBW (Germany), Fenice (Italy), Edison (excluding environmental data) (Italy), EDF Energia Italia (Italy), EDF Energy (UK), Hispaelec (Spain).
Americas: Altamira II (Mexico), Anahuac (Mexico), Saltillo (Mexico), Rio Bravo III (Mexico), Rio Bravo IV (Mexico), Light (Brazil), Norte Fluminense (Brazil).
Asia Pacific: Figlec (China), Meco (Vietnam).
Africa: Azito (Ivory Coast).

Given the way the data is reported, the reporting scope can vary according to the accountability indicators. It is thus specified for each accountability indicator reported.

Information on the accountability indicators used

The main accountability indicators and the methodology used are detailed in a document (in French and English) provided by the Sustainable Development and Environment Division to its network of direct associates who ensure their distribution to the different data collation teams.
Environmental expenditure was calculated this year using a new accounting procedure in order to comply with recommendations made by the French National Accounting Council *(Conseil National de la Comptabilité)* in October 2003. Thus, this expenditure is now broken down into nine areas in line with the Eurostat classification and includes provisions made for environmental risk. 2005 thus marks an important change on previous years.

From now on, the reporting of this expenditure is governed by a triple reference framework:

- A framework accounting document established on September 22, 2005;
- A framework qualitative document established on October 26, 2005, replacing the previous document of January 1998;
- A document adopting the above document, specific to each entity.

Each of the framework documents as well as the matrices used in accountability indicator reporting are available in the Group's two official languages (French and English).

Finally, details on the following methodologies are provided for certain performance indicators.

ENVIRONMENTAL DATA

Waste

- The data relating to waste and emissions are for 2004.
- This year, conventional waste includes the waste produced by EDF Gaz de France Distribution (EGD).
- The recycled volume excludes EGD.
- Conventional waste includes ordinary industrial waste, specific industrial waste, waste from the decommissioning of power plants and inert waste.

Environmental expenditure

- For 2005, the EDF Group complied with the recommendation from the French National Accounting Council *(Conseil National de la Comptabilité)*. In order to facilitate analysis with data from previous years, provisions for environmental risks are mentioned separately.
- The total reported for France excludes expenditure relating to RTE, spun off as a 100% owned subsidiary in 2006.

Renewable energies

- Renewable energies include hydro, wind and solar photovoltaic power.

SOCIAL DATA

Absenteeism

- The data relating to absenteeism only include RTE employees up to August, the date when RTE EDF-Transport was spun off as a separate subsidiary.

Employees

- Medical teams operational within the Group and employees absent for long periods (>90 days) are not included in the statutory number of employees (2,545 people).
- The number of employees mentioned includes a percentage of the employees shared by EDF and Gaz de France.
- A discrepancy in the number of employees is observed when compared with the departures and arrivals and with the total number of employees due to the mixed status of certain employees (EDF and Gaz de France): their shared percentage is not accounted for in cases of transfer.

Professional training

- The financial ratio corresponds to training expenditure as a function of salaries paid.
- The professional training rate corresponds to the number of employees having undertaken professional training as a function of total employees at 12/31/2005.

Health-safety

- Frequency rate = the number of accidents in the workplace for EDF and other employees having been the subject of a report to the French Caisse Régionale d'Assurance Maladie (CRAM), where the period off work is above 1 day x 10^6/number of hours worked.
- Severity rate = number of days off work following accidents in the work place for EDF employees, both those covered by collective bargaining agreements and others, in service x 10^3/number of hours worked.

Statutory auditors' report on the application of reporting procedures for a selection of accountability indicators published in the EDF Group's sustainable development report

At your request, and in our capacity as Statutory Auditors, we have undertaken the work outlined below, covering the reporting procedures for the sustainable development accountability indicators selected by EDF and indicated by ● in the tables presented on pages 18 to 23 of the insert section in the annual sustainable development report. This reporting procedure was defined and implemented by the EDF Group. It is formalized by a procedural document and a group of methodological tables prepared by the Group, which may be consulted at the EDF SA head office, a summary of which is included in the insert section of the sustainable development report.

Nature and scope of our work

We have, for the chosen performance indicators:

- Assessed the reporting procedures and organization implemented by the EDF Group for the reporting, validation and consolidation of the accountability indicators and have reviewed the relevance, exhaustiveness, reliability, impartiality and comprehensive character of these procedures;
- Conducted interviews with those in charge of the reporting and consolidation of the selected accountability indicators within the following Divisions: Sustainable Development and Environment Division, EDF's International and Gas Division, the Research & Development Division, EDF GDF Distribution, the Generation Division, the Human Resources Division and a selection of Divisions[1], affiliates[2], and EDF Group industrial[3] sites in order to analyze the understanding and application of the established procedures;
- Conducted, by means of a survey, arithmetical tests on the calculation of these accountability indicators by the selected sites and carried out tests on the consistency of their consolidation.

In order to help with this work, we called on the assistance on our own in-house environmental and sustainable development expertise.

This work was not intended to provide a moderate or reasonable assurance on the application of the reporting procedures or the performance indicators themselves, and thus does not include all the verifications pertaining to an audit or a limited review.

Findings on reporting procedures

The work carried out led to the following findings:

- The EDF Group has established, for the selected accountability indicators, formalized procedures and reporting instructions and has implemented the internal organization necessary to ensure the reporting and annual consolidation of such information over the scope covered.
- As part of continuous improvement in the EDF Group's sustainable development reporting procedures, the reliability of the published data could be strengthened by the implementation of the following measures:
  - The formalization of the roles and responsibilities of those involved and strengthening of the verification procedures for data at each level of their reporting and consolidation;
  - The continued improvement of the reporting process including, particularly, the automatic verifications and improving the reliability of interfaces with existing systems;
  - Greater precision on the definition and the scope of the Group's environmental expenditure, particularly the criteria for accounting for expenditure according to the activities.

Neuilly-sur-Seine and Paris-La Défense, March 24, 2006

The Statutory Auditors

Deloitte & Associés		**KPMG Audit** **Division of KPMG S.A.**	
Amadou RAIMI	Tristan GUERLAIN	Jean-Luc DECORNOY	Michel PIETTE

1. Divisions: Generation and Fossil-fired Engineering, Nuclear Generation, EDF Group's Statistical Observatory, Research and Development Center at Clamart.
2. Affiliates: EDF Energy (UK), ECK (Poland).
3. Sites: power plants at Cordemais (F), Cottam (UK), ECK (PL), Dampierre nuclear power plant, Versailles distribution centre.

This is a free translation into English of the original report issued in French and is provided solely for the convenience of English speaking readers.

A European energy Group



UNITED KINGDOM

EDF Energy (EDF 100%)

Sales contribtion: €6,674 million

Installed capacity and generation
- Installed capacity: 4.8 GW
- Generation: 22.9 TWh

Sales and marketing (via London Energy, Seeboard Energy, Sweb Energy and EDF Energy)
- 5.1 million customer accounts (of which 1.2 million for gas)
- Electricity sales: 52.7 TWh
- Gas sales and internal consumption: 3.3 Gm³

Regulated activities
- Distribution via Eastern, London South East: number 1 in the country with 7.8 million sites connected and 89 TWh distributed
- Grid: 174,850 km low, medium and high voltage

EDF Trading (EDF 100%)
Energy trading for the Group's own account in Europe

Sales contribution: €431 million

Volumes traded:
- Electricity: 1,200 TWh
- Natural gas around 150 Gm³
- Coal around 240 Mt
- Oil 180 Mb (financial products only)

SPAIN

Hispaelec Energia (EDF 100%)
Sale of electricity to large customers: 0.4 TWh

SWITZERLAND

Atel Group (EDF 14.44% of capital and 21.23% voting rights)
- Installed capacity: 3,700 MWe and 647 MWth
- Number of customers: 121,000

BELGIUM

EDF Belgium
- Electricity sales: 3,422 GWh
- Generation: drawing rights: 481 MW

FRANCE

EDF SA France + Corsica + French overseas departments

Sales: €30,126 million (EDF + RTE)

Installed capacity and generation
- Installed capacity: 98.8 GW, of which 63.1 GW nuclear, 20.1 GW hydro and 15.3 GW fossil-fired
- Generation: 493.9 TWh

Sales and marketing
- 28 million customers
- Electricity sales to end customers: 408.2 TWh
- Sales of natural gas: 0.3 Gm³ (excluding Dalkia)

Electricity distribution / regulated activities
- Electricity distribution through EDF Network Operator and EDF Gaz de France Distribution: 1,246,000 km of medium and low voltage lines (including Corsica and overseas departments). 32.5 million sites connected

RTE EDF Transport SA* (100 % EDF) / regulated activities
Around 100,000 km of high voltage and ultra high voltage grids

Dalkia Holding (EDF 34%, Veolia Environnement 66%)
Energy services

*EDF's transmission subsidiary

GERMANY

EnBW (45.01% EDF held, 46.12% interest and votes)

Sales contribution: €5,005 million

Installed capacity and generation
- Installed capacity: 14.02 GW, of which 4.843 GW nuclear, 3.226 GW hydro, 5.919 GW fossil-fired
- Generation: 73.6 TWh

Sales and marketing (corporate figures)
- Around 5 million customers
- Electricity sales: 106.7 TWh
- Gas sales: 8.4 Gm³

Regulated activities
- Grid: 152,474 km of low, medium and high voltage

ITALY

Edison (EDF 51.58% of capital and 50% voting rights)

Sales contribution: €1,010 million

Installed capacity and generation (corporate figures)
- Installed capacity: 6.6 GW (excluding Edipower – 10 GW with Edipower)
- Generation: 44.7 TWh

Sales and Marketing
- Electricity sales: 62.7 TWh (16% of the total market and 17.3% of the deregulated market)
- Gas sales (16% of the market) and internal consumption: 13.1 Gm³

Fenice (EDF 100%)

Sales contribution: €480 million

Electricity generation facilities, electricity transmission grids and environmental assets associated with industrial sites

POLAND

ECK Cracovie, ECW, Kogeneracja, Rybnik, Zielona Gora

Installed capacity and generation (electricity and heating)
- Installed capacity: 3,169 MWe and 3,874 MWth
- Generation: 15,036 GWh of electricity and 30,650 TJ thermal

HUNGARY

BERt (EDF 95.57%)

Sales contribution: €155 million

Installed capacity and generation
- Installed capacity: 3[illegible] MWe and 1,724 MWth
- Generation: 1,530 GWh of electricity [illegible] thermal

Demasz (EDF 60.91%)

Sales contribution: €367 million

Distribution and sale of electricity (11.5% of the market)
- 755,000 customers
- Electricity sales: 3.9 TWh

Figures as of 12.31.2005.

Selecting opportunities **worldwide**



UNITED STATES
EnXco (EDF 50%)
• Wind power generation: 383 MWe in operation
MOROCCO
Compagnie Eolienne du Détroit (EDF 84.5%)
• Wind power electricity installed capacity: 50 MW
Temasol (EDF 50% at parity with Total)
• Rural electrification based on photovoltaic panels
CHINA
Figlec (EDF 100% - Laibin power plant)
• Installed capacity: 720 MWe
Shandong Zonghua Power Company (EDF 19.6%)
• Installed capacity: 3,000 MWe
MEXICO
• Electricity generation: 5 combined cycle gas plants (2,232 MWe installed)
• Gas transport: Gasoducto del Rio (410,000 GBtu/day)
SLOVAKIA
SSE (EDF 49%) Distribution and sale of electricity (around 30% of the market)
• 695,000 customers
• Electricity sales: 6.3 TWh
IVORY COAST
Azito gas-fired plant
• Installed capacity: 300 MWe
VIETNAM
Meco (EDF 56.25% Phu-My power plant)
• Installed capacity: 715 MWe
LAOS
Nam Theun Power Company (EDF 35%)
• Hydro generation: 1,070 MW (power plant under construction)
BRAZIL
Light (EDF 89.57%)
• Sales: €1,629 million
• Hydro generation: 852 MW installed, 4,230 GWh generated
• Distribution and sale of electricity to 3.4 million customers
• Grid: 42,663 km
Norte Fluminense (EDF 90%)
• Installed capacity: 780 MWe
SOUTH AFRICA
PNES (EDF 50% at parity with Eskom - Phambili Nombane)
• Distribution and sale of electricity (60,000 customers)

1. Financial indicators

R&D expenditure (In millions of euros)

EDF SA	2002	426
	2003	424
	2004	425
	2005	367

Having remained stable in previous years, the EDF SA's R&D expenditure fell by 14% in 2005. This fall is largely explained by productivity gains realized by the division as a whole (notably thanks to an optimization of procurement policy).
Note that RTE EDF-Transport, an EDF subsidiary since September 2005, invested €20 million in R&D.
For the 2004-2007 period, EDF has structured its research programs around fourteen "Challenges" of which eight contribute directly to the main strategic aims for the Group's sustainable development.

Residential customer satisfaction (In %)

EDF SA	2002	83.3
	2003	83.6
	2004	84.3
	2005	84.3
EDF Group	2002	81.0
	2003	81.4
	2004	79.9
	2005	73.8
EDF Energy	2002	68.0
	2003	79.0
	2004	70.5
	2005	69.3
Light	2002	84.2
	2003	66.0
	2004	76.6
	2005	70.7

Professional customer satisfaction (In %)

EDF SA	2002	85.4
	2003	85.0
	2004	83.0
	2005	79.6
EDF Group	2002	82.0
	2003	82.4
	2004	79.7
	2005	77.7
EDF Energy	2002	77.0
	2003	77.0
	2004	74.0
	2005	75.5
Light	2002	65.7
	2003	65.9
	2004	76.5
	2005	75.5

■ EDF Group ■ EDF SA ■ Subsidiaries

With respect to eligible customers, that is to say business and professional customers (segment open to competition), the changes introduced by the effective separation of the distribution and sales & marketing activities partly explain the three-point fall in the EDF customer satisfaction rate. Satisfaction nonetheless remains high at close to 80%.

Provisions for plant decommissioning and last core*: EDF SA (In millions of euros)

2002	13,553
2003	11,041
2004	11,473
2005	11,845

Provisions to cover the back end of the nuclear cycle: EDF SA (In millions of euros)

2002	13,425
2003	13,936
2004	13,458
2005	13,887

These provisions concern the entire back end of the nuclear fuel cycle including reprocessing of nuclear fuel and old waste as well as the dismantling of the Marcoule and La Hague reprocessing facilities.

*Last core: refuelling of a reactor.

2. Environmental indicators

2.1 Environmental management

Since April 2002, the EDF Group has had ISO 14001 certification, awarded on the basis of an audit of facilities representative of EDF Group's different activities. In 2004, all operational units of the EDF SA as well as all the tertiary sites were included under the Group ISO 14001 certification, six months ahead of schedule.
In 2005, following a full audit carried out by DNV Certification (Det Norske Veritas), the EDF Group obtained the renewal and extension of its ISO 14001 certification. This now includes all the EDF Group activities in mainland France, the overseas departments and certain of the French and international affiliates, whether involved in the generation, transmission, distribution or sale of energy. This certification thus covers all the electricity core competencies starting with generation (nuclear, hydro, fossil-fired and wind power). EDF is one of the few large companies to undertake a full audit covering all its entities. More complex than individual entity audits, this approach guarantees rigorous consistency in the implementation of the Group's environmental strategy.

Spending on environmental protection
(in millions of euros)

	2002	2003	2004	2005
EDF Group	791	822	875	2,800*
EDF SA	714	710	753	2,200
o/w provisions for environmental risks	NC	NC	NC	1,500

The marked increased in expenditure linked to environmental protection is explained by the new accounting method: EDF now applies the recommendation of France's National Accounting Council *(Conseil National de la Comptabilité)* involving a new classification for expenditure (in nine areas) and the inclusion of provisions (estimated at €1,5 billion in 2005).
On a constant scope, environmental expenditure fell slightly by around 3%.

* Estimated.

R&D spending relating to the environment – EDF SA
(in millions of euros)


2002
87
2003
95
2004
118
2005
122

The rise in R&D expenditure relating to the environment, around 4% on 2004 levels, is partly explained by the increased research spending on energy saving (MDE) initiatives, on which a strong start had been made in 2004. Thus, in 2005, the MDE surveys represented close to a quarter of R&D expenditure. For example, these studies particularly focused on energy-efficient buildings, services and customer advisory, energy saving in industrial processes or support for local authority initiatives.

Breakdown of R&D spending relating to the environment – EDF SA (in %)

Environmental field	2005
Atmospheric and climate protection (o/w renewables = €15.1 m or 12.4%)	24.8
Water protection	12.8
Radioactive waste and effluents	1.6
Soil and groundwater protection	0.8
Noise pollution and vibration	1.1
Natural environments, plant and animal life	0.9
Radiation protection	21.9
Other environmental research (o/w energy saving = €27 m or 22.2%)	36.1

Of the €122 million spent on R&D in 2005, most (€120.5 million) related to studies.
In addition to energy saving, research programs covered radiation protection, with close to €27 million dedicated to studies on the back-end of the nuclear cycle, radioecology and decommissioning. In renewable energies – 12% of research studies – the focus was mainly on land-based wind power and photovoltaic.

2.2 Generating electricity from renewable energies

Electricity generated from renewable energy sources by the EDF SA, the EDF Group and the main affiliates
(NB: hydro generation includes pumping)


EDF Group
2002 8.5
2003 9.1
2004 9.2
2005 8.1
EDF SA
2002 9.1
2003 9.4
2004 9.1
2005 7.8
EDF Energies Nouvelles
2002 48.8
2003 67.2
2004 64.5
2005 74.4
EDF Energy
2002 0.04
2003 0.04
2004 0.04
2005 0.8
EnBW
2002 9.7
2003 8.4
2004 9.0
2005 12.7
Light
2002 100
2003 100
2004 100
2005 100
EDF Group
EDF SA
Subsidiaries

In France, the fall in the share of electricity generated from renewables is partly explained by the low water levels experienced in 2005, a direct consequence of the low rainfall.
Note the strong progress of EDF Energy in this area thanks to the development of biomass (180 GWh generated in 2005).

Electricity generated from renewable energy sources, excluding hydro, and breakdown of net electricity generated
(in GWh)


EDF Group
2003 1,190
2004 845
2005 1,159
EDF SA
2003 867
2004 512
2005 533
EDF Energies Nouvelles
2003 206
2004 240
2005 317
Tiru
2003 162
2004 166
2005 246
EDF Energy
2003 9
2004 11
2005 189
EnBW
2003 107
2004 76
2005 70

One striking feature is the development of wind power: in 2005, EDF Energies Nouvelles was granted authorization to build 300 MW, increasing its authorized wind power to 500 MW.
In addition, the EDF Group intends to invest as much in wind power (alongside hydro, the most mature renewable) as in the EPR between now and 2010. The Group plans to develop, alone or with partners, around 3,300 MW of wind power capacity worldwide (notably in the United Kingdom and Italy), of which close to 800 MW in France.
These wind turbines have a capacity of up to 7 to 8 TWh/year over a 20-year period.

Off-grid sites using photovoltaic technologies for electricity in France (total mainland + overseas departments)


10,000
8,000
6,000
4,000
2,000
0
Total installed power (in kWc)
Number of remote sites equipped
Installed power/ year (in kWc)
5,215
6,409
7,343
8,000
8,598
4,600
5,300
6,050
6,700
7,145
1,118
1,194
934
657
598
2001
2002
2003
2004
2005

This type of facility – developed by EDF through its Tenesol subsidiary – is found particularly in the French overseas territories. The saturation of this market started in 2003 and continued in 2005, hence the steady fall in annual volumes.

Households equipped with photovoltaic technologies in developing countries


250,000
200,000
150,000
100,000
50,000
25,000
20,000
15,000
10,000
5,000
0
Number of households equipped
Total population provided with electricity
15,400
27,603
77,785
132,922
222,096
330
1,155
8,368
16,738
29,457
2001
2002
2003
2004
2005

Photovoltaic technologies are well suited to meet basic energy (lighting, audiovisual) needs in scattered communities. The virtual doubling in the number of households equipped is explained by the take-off in facility installation, notably in Morocco and South Africa, following a start-up phase for decentralized energy services companies (SDD) established by EDF and its partners to respond to this problem with public-private partnership initiatives. The current objective is to reach 540,000 people in the next three years. Extensions to these programs are currently being planned.

Green electricity sales to end customers (in GWh)


6,000
5,000
4,000
3,000
2,000
1,000
0
2,670
2,122
5,663
3,833
1,460
1,985
5,389
3,333
12.7
100.7
237.3
446.8
2002
2003
2004
2005

— EDF Group — EDF Energy — EDF SA

This refers to the quantity of electricity sold through special products guaranteeing the renewable origin of each kWh supplied (*Equilibre*, and similar products offered by the other companies in the Group). In France, 930 companies and regional authorities (407 GWh, of which 262 GWh for large accounts and 145 GWh for small- and medium-sized companies and regional authorities), as well as 16,965 professionals (39.8 GWh), have opted for so-called "green" electricity. In 2005, to *Equilibre* was added *Equilibre +*, where part of the profit is reinvested in the CISEL research program. This project, developed in partnership with the CNRS, the National Chemistry School of Paris *(Ecole nationale supérieure de chimie de Paris)* and EDF's R&D, hopes to halve or reduce threefold the cost of the photovoltaic electricity generated and thus speed up the development of this technology.

2.3 Landscape conservation

Percentage of new medium-voltage power lines buried (in %)


100
95
90
85
80
90.3
91.8
91.3
94.3
94.4
2001
2002
2003
2004
2005

As part of its high quality public service commitments EDF has, since 2002, been systematically burying at least 90% of the new medium-voltage power lines it installs. The Group has kept its pledge, reiterated under the new Public Service Agreement signed with the French State in October 2005, for the past five years; in 2005, it buried close to 95% of new power lines.

As regards high-voltage lines, RTE EDF-Transport has committed to counterbalance the construction of new overhead power lines by eliminating or burying existing lines.

2.4 Impact of the Group's operations on the natural environment

Raw materials and effluents consumed (by the EDF SA's generation activities in France – all generation systems)

	Unit	2002	2003	2004	2005
Raw materials					
Nuclear reactor fuel	t Uranium (UF6)	1,280	1,167	1,154	1,253
Coal	t	6,311,901	5,902,941	5,192,512	6,668,008
Heavy fuel oil	t	1,117,789	1,522,591	1,400,139	1,804,930
Domestic fuel oil	t	249,152	259,927	232,292	286,073
Non-industrial gas	10^3 m^3	10,111	10,233	20,032	35,489
Industrial gas	10^3 m^3	5,157,772	4,454,702	3,955,731	1,565,130
Consumables					
Oils	t		1,155	225	95,700
Limestone (including powdered white chalk)	t	41,481	43 322	35,003	56,915
Lime	t	1,264	1,518	1,369	1,467
Soda	t	3,745	3,441	2,738	2,600
Hydrochloric acid	t	3,921	2,727	2,852	2,711
Sulfuric acid	t	19,768	22,556	22,797	21,921
Hydrazine	t	191	116	87	65
Bore	t	444	296	303	340
Energy					
Internal consumption, pumping electricity	TWh	7.4	7.3	7.3	6.6
Internal consumption, electricity	TWh	22.6	23.5	23.5	23.5
Water					
River-drawn water	10^9 m^3	19.5	20.0	17.8	20.6

Emissions to air

Apart from carbon dioxide (CO_2), the main greenhouse gas, fossil-fired power plants (coal, fuel oil and gas) also release sulfur dioxide (SO_2) and nitrogen oxides (NOx) into the air. There are several solutions for reducing these emissions:

- Capturing them at their source (through choice of fuel or in the combustion chamber),
- By de-polluting combustion gases by treating flue gas before it is released into the air, and,
- By choosing clean combustion technologies.

For EDF SA in France, CO_2, SO_2 and NOx content per kWh fluctuates from one year to the next depending chiefly on weather conditions, which determine how much the fossil-fired units are used: drought limits use of hydro power facilities and severe winters entail high peak loads, requiring greater use of fossil-fired units and therefore higher atmospheric emissions per average kWh.

CO_2 emissions due to electricity generation (in g/kWh)


EDF Group
2002 108
2003 118
2004 127
2005 128
EDF Group in Europe
2002 104
2003 109
2004 128
2005 115
EDF SA
2002 47
2003 49
2004 42
2005 48
EDF Energy
2002 759
2003 776
2004 812
2005 807
EnBW
2002 275
2003 277
2004 263
2005 242
EDF Group
EDF SA
Subsidiaries

As Europe's leading producer by size, the EDF Group emits 67 million tonnes of CO_2 at European level. Among industrial groups in France, EDF ranks second in terms of CO_2 emissions. In 2005, the fossil-fired plants were used more during the year, notably owing to low rainfall: in fact, 2005 was the third driest year in 60 years. This explains the increase in CO_2 emissions.

CO_2 emissions (in g/kWh)


EDF 2003 49
Sweden 2003 59
France 2003 82
Austria 2003 224
Belgium 2003 274
Finland 2003 297
Luxembourg 2003 325
Denmark 2003 356
Spain 2003 381
Portugal 2003 414
Netherlands 2003 466
UK 2003 473
Germany 2003 499
Italy 2003 524
Ireland 2003 592
Greece 2003 777

Source: IEA – International Energy Agency, 2005.

The CO_2 content of each kWh produced by EDF remains well below national average emission values for the European Union. Because of the share of nuclear and hydro facilities in the overall total, EDF's fleet has one of the lowest emission levels with 45 grams per kWh in 2005.

For comparison purposes, the table below shows CO_2 emissions per kWh for the electricity and heating sectors in European Union countries in 2003.

Acidification

Group SO2 emissions: resulting from electricity generation (in g/kWh)



EDF Group
2002 0.50
2003 0.58
2004 0.46
2005 0.39
EDF Group in Europe
2002 0.50
2003 0.57
2004 0.46
2005 0.36
EDF SA
2002 0.16
2003 0.17
2004 0.18
2005 0.17
EDF Energy
2002 6.75
2003 7.70
2004 4.05
2005 2.12
EnBW
2002 0.20
2003 0.20
2004 0.18
2005 0.16

Nitrification

Group NOx emissions: resulting from electricity generation (in g/kWh)



EDF Group
2002 0.29
2003 0.31
2004 0.31
2005 0.34
EDF Group in Europe
2002 0.29
2003 0.30
2004 0.31
2005 0.33
EDF SA
2002 0.20
2003 0.21
2004 0.20
2005 0.24
EDF Energy
2002 1.66
2003 1.83
2004 1.83
2005 1.79
EnBW
2002 0.17
2003 0.18
2004 0.16
2005 0.15
EDF Group
EDF SA
Subsidiaries

Radioactive emissions to air and to water

Nuclear power plants do not release any CO_2 (meaning that nuclear-based power generation does not contribute to the greenhouse effect), SO_2, or NOx into the air. The atmospheric and liquid effluents that they do release are now reported in line with new regulations (nine classification criteria instead of four previously). This new classification was first applied at the St Laurent facility in 1999, and then gradually extended to other sites as decrees on nuclear plant emissions were renewed. The new regulations have been in force at all of the sites since January 2002. Generally speaking, radioactive liquid and gaseous discharges have been declining steadily, and remain 10% below regulatory limits.

Radioactive atmospheric effluents

EDF SA, France

	Unit	2002	2003	2004	2005
Rare gas	TBq* per generation unit	1.6	1.3	0.7	0.5
Carbon-14	TBq* per generation unit	0.17	0.17	0.18	0.18
Tritium**	TBq* per generation unit	0.52	0.55	0.68	0.73
Iodine	GBq* per generation unit	0.047	0.034	0.052	0.031
Other fission and activation products	GBq* per generation unit	0.004	0.004	0.004	0.003

* The radioactivity of a substance is measured in becquerels (Bq, international legal unit of measurement used in radioactivity). This unit represents levels that are so low that multiples are normally used: GBq (giga or billion becquerel) or TBq (tera or thousand billion becquerel).

** Tritium, a radioactive form of hydrogen, has a low level of radioactivity produced in the primary circuit of nuclear reactors. It exists naturally in rainwater and most mineral waters.

Radioactive liquid effluents

EDF SA, France

	Unit	2002	2003	2004	2005
Tritium	TBq* per generation unit	15.9	15.2	16.1	16.3
Carbone-14	GBq* per generation unit	12.9	13.0	13.2	13.3
Iodine	GBq* per generation unit	0.01	0.01	0.01	0.01
Other radioactive elements	GBq* per generation unit	0.7	0.6	0.4	0.3

*The radioactivity of a substance is measured in becquerels (Bq, international legal unit of measurement used in radioactivity). This unit represents levels that are so low that multiples are normally used: GBq (Giga or billion becquerel) or TBq (tera or thousand billion becquerel).

The slight increase is explained by the use, starting in 2004 and on a more widespread basis in 2005, of new fuels that release more tritium. This new generation of fuels notably allows for a decrease in waste and dose emissions.

Waste and by-products (generated by EDF SA, excluding EGD)

	Unit	2002	2003	2004	2005
Waste					
Conventional industrial waste	t	43,256	67,482	84,450	NC
o/w recycled	t	13,923	31,244	53,457	NC
Solid low-level radioactive waste	m³ per reactor	100	99	95	103
Very low-level waste from decommissioning	t	-	-	5,000	5,700
By-products					
Spent nuclear fuel evacuated*	t Uranium (UF6)	1,119	1,066	1,151	1,190
Coal ash	t	775,374	679,633	632,167	775,921
Recycled ash	t	772,747	839,443	884,658	870,927
Gypsum (fully recycled)	t	81,790	69,599	68,201	93,416
Desulfurisation sludge	t	2,196	2,246	1,522	3,346

*Corresponds to the spent fuel evacuated from the plants to be reprocessed at la Hague, after which approximately 4% will remain as un-reclaimable long-lived waste while the rest will be reused (processed uranium, plutonium).

The management of conventional waste (excluding radioactive waste and ash from the fossil-fired units) is governed by French and European regulations. The processes are based on the highest possible industrial standards in terms of environmental protection and cost control. An analysis conducted in 2005 based on 2004 data showed a 25% increase in conventional waste volumes compared with 2003 at constant scope (66 sites). This increase is explained chiefly by the significant rise in the number of construction and dismantling operations. Conventional waste volumes should remain at these higher levels in the years ahead owing to the number of decommissioning projects planned.

The national indicator for recycling of recyclable waste improved further during the year, to reach 81.5% (the target for 2004 was 70%). The indicator is calculated taking into account four types of waste: packaging, oils, batteries and accumulators and unregulated recyclable waste. It covers 40% of total quantities evacuated, and 45 of the total 200 identified types of waste. Monitoring annual trends in waste recycling is part of the EDF Group's environmental management program.

Radioactive waste

France organized a public debate on this topic in 2005. In all, 13 public meetings were held throughout France between September 2005 and January 2006, bringing together 3,000 people. A report summarizing the conclusions of the debate will be drawn up and used to plan the draft law to be debated by French parliament early in 2006.

In 2005, each kWh of electricity generated by the EDF SA in France resulted in about:

- 10 milligrams of short-lived low- and medium-level radioactive waste, and
- 1 milligram of long-lived medium- and high-level radioactive waste.

Short-lived radioactive waste results mainly from plant maintenance (metal parts, gloves, tools and protective gear) and operations (filters, resins, etc.). This waste is typically packaged on-site in metal or concrete canisters before being sent to Andra's Soulaines site for above-ground storage (8,300 m³ in 2005), where their activity level will decrease by more than half over about 30 years. The amount of short-lived radioactive waste produced annually by each reactor declined sharply in the 1990s thanks to significant efforts to lower volumes at source and use selective sorting. Volumes have stabilized today. Some waste resulting from heavy maintenance operations at plants is stored in special facilities at Soulaines: this is the case with reactor vessel heads, which continue to be replaced, and the first of which was evacuated in 2004.

Long-lived radioactive waste comes from the processing of spent nuclear fuel at the COGEMA facility in The Hague. This high-level waste is vitrified in special glass that can last for several thousands of years, and then put into stainless steel canisters. Most of the medium-level waste is compacted and also placed into stainless steel containers.

A number of research programs underway, financed notably by EDF, focus on very long-term solutions for this waste.

The French parliament will be deciding in 2006 on the solution France will adopt. A public debate on the management of long-lived high- and medium-level radioactive waste was held in France in preparation for this vote, between September 2005 and January 2006.

In the meantime, this waste is stored at the Cogema facilities in the safest of conditions.

The dismantlement of older power plants also generates waste, mostly very low-level short-lived waste, which is sent to Andra's storage facility at Morvilliers. It also generates low-level long-lived waste, essentially graphite from first-generation (UNGG) plants. Storage solutions are being examined for this type of waste.

In 2005, 8,400 tonnes of VLLW were sent to Morvilliers.

3. Social indicators

3.1 Workplace equality

One highlight of 2005 was the signature of a Corporate Social Responsibility Agreement in January 2005, one of the main points of which was equal opportunity for men and women. The agreement is a follow-up to and reinforces the one signed in 2004 on gender equality within the Group. This agreement stipulated, among other things, that equal pay should be given for equal work: as it stands, women are paid 4-5% less than men for the same work.

Percentage of women in management

(in %)

	2002	2003	2004	2005
EDF SA	19.6	20.0	19.7	19.9
Electricité de Strasbourg	12.6	13.9	16.7	16.7
EDF Energy	13.3	16.3	15.8	17.4
EnBW	8.8	6.6	6.1	7.9
Light	27.1	27.7	29.4	31.1
EDF Group	**18.6**	**19.6**	**19.3**	**19.9**

The percentage of women in management rose slightly in 2005 both at EDF SA level and in the subsidiaries. As of today, one in every five executives *(cadre)* in the EDF Group is a woman.

3.2 Accidents in the workplace

The health and safety policy for 2003-2007 is designed to make EDF SA one of the safest companies in the sector and one of the most sought-after for workplace quality five years out.

Based upon six underlying principles, the policy aims to allow the Group to deliver on its commitment to focus as much on the well-being of the men and women who work at EDF as on economic performance, environmental protection and the satisfaction of customers and subcontractors.

The policy targets three priorities:

- Control the risk of accidents on the factory floor, falls, lifting and transport,
- Control the risk of occupational illness, relating to toxins, psychosocial factors, and work that causes muscular and skeletal problems, and,
- Ensure that outside companies that work with EDF share its convictions in all these areas.

Frequency rate (in %)



8
7
6
5
4
4.8
4.9
4.3
4.7
EDF SA
2002
2003
2004
2005

The health and safety policy implemented in 2005 in France aims to keep the accident frequency rate at below 5; this target was met in 2005.

Number of accidents/1,000 employees



12
10
8
6
4
2
0
7.80
7.08
7.35
10.58
EDF Group
7.18
6.59
6.45
6.57
EDF SA
2002
2003
2004
2005

Number of fatal accidents/1,000 people



0.100
0.075
0.050
0.025
0.000
0.07
0.06
0.05
EDF Group
0.05
0.06
0.05
0.05
0.04
EDF SA
2002
2003
2004
2005

3.3 Sick leave

Sick leave/number of hours worked



4.00
4.00
4.50
4.13
4.61
4.55
4.19
4.53
2002
2003
2004
2005
EDF Group
EDF SA

3.4 Professional training

Training is a tool to ensure sustainable development. As both the energy market and the labor market undergo major transformations, EDF confirmed, in 2005, that continuous skill development for its employees lies at the heart of its industrial strategy.

Financial commitment
(spending on training/salaries paid, in %)

	2002	2003	2004	2005
EDF Group				5.5
EDF SA	7.51	8.28	8.13	6.87
Electricité de Strasbourg	4.48	5.18	4.75	4.18
EDF Energy	2.04	1.50	1.32	1.83
EnBW	1.40	1.69	2.36	2.50
Light	2.38	1.52	2.69	3.28

Percentage of employees having benefited from training

	2002	2003	2004	2005
EDF Group	56.29	63.37	78.36	87.0
EDF SA	64	69.3	75.3	77.6
Electricité de Strasbourg	62	72.2	58.2	65.1
Light	89	68.1	86.3	86.2

Number of training hours/number of employees


EDF Group
2002
2003
2004 32
2005 33
EDF SA
2002 31
2003 31
2004 30
2005 34
Electricité de Strasbourg
2002 23
2003 23
2004 20
2005 24
Light
2002 35
2003 41
2004 42
2005 50
EDF Group
EDF SA
Subsidiaries

Training investment has been founded on three main objectives:

- Skill renewal and cross generational knowledge transfer to prepare for departures due to retirement.
- Programs adapted to employee diversity, notably encouraging training access to women.
- Individual training programs, allowing each employee to fully adapt to a changing business environment.

3.5 Solidarity

Spending on solidarity at EDF SA
(In millions of euros)


EDF SA
2002 96.2
2003 119.1
2004 155.5
2005 NC

These expenditures can be broken down into four categories:

- Employment assistance (€22.0 million),
- Training and employment of the disabled (€17.7 million),
- Charitable works (€8.0 million),
- Support to low-income customers (of which €19.5 million paid to the French Mutual Aid Housing Fund – *Fonds de Solidarité Logement).*

Number of workers with disabilities and number of workers with disabilities hired by EDF SA


No. of workers with disabilities
2003 2,593
2004 2,697
2005 2,721
No. of workers with disabilities hired
2003 106
2004 107
2005 63

The objectives of the three-year agreement covering 2002-2004 were met, notably as regards the recruitment of workers with disabilities. In 2005, the Group signed a transitional agreement that maintains the objectives from the previous agreement, including the 4% target for the recruitment of workers with disabilities and a €8.5 million budget for purchases from the protected sector. The next three-year agreement (for 2006-2008) is being drawn up, and will factor in the principles outlined in the law of February 11, 2005.

Performance Indicators	Unit	Year 2003	Year 2004	Year 2005	Scope	GRI Ref.	GC Princ.
FINANCE							
Provisions for plant decommissioning	€ millions	11,041	11 473	11,845	1		
Provisions to cover the back end of the nuclear-cycle	€ millions	13,936	13 458	13,887	1		
R&D expenditure	€ millions	437.1	454.6	410.8	2		8
ENVIRONMENT							
CONSUMABLES & RAW MATERIALS							
Total fuel input							
Nuclear reactor fuel	t uranium (UF6)	1,167	1,154	1,253	1	EN 1	8
Coal	t	5,902,941	5,192,512	6,668,008	1	EN 1	8
Heavy fuel oil	t	1,522,591	1,400,139	1,804,930	1	EN 1	8
Domestic fuel	t	259,927	233,292	286,073	1	EN 1	8
Non-industrial gas	10^3 m³	10,233	20,032	35,489	1	EN 1	8
Industrial gas	10^3 m³	4,454,702	3,955,731	1,565,130	1	EN 1	8
Total input of raw material from sources outside the company							
Oils	t	1,155	960	970	1	EN 2	8
Limestone (including powdered white chalk)	t	43,322	35,003	56,915	1	EN 2	8
Lime	t	1,518	1,369	1,467	1	EN 2	8
Soda	t	3,441	2,738	2,600	1	EN 2	8
Hydrochloric acid	t	2,727	2,852	2,711	1	EN 2	8
Sulfuric acid	t	22,556	22,797	21,921	1	EN 2	8
Flocculants agents	t	453	572	624	1	EN 2	8
Hydrazine	t	116	87	65	1	EN 2	8
Bore	t	296	303	340	1	EN 2	8

Scope 1:
EDF SA (environmental data)
EDF SA and RTE (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

GRI: Global Reporting Initiative
GC: Global Compact

Units used
t = tonne
kt = kilotonne
kg = kilogram

10^3 m³ = thousands of cubic meters

Bq = Becquerel (International legal measurement unit used in radioactivity)
GBq = Gigabecquerel
Tbq = Terabecquerel

m³/hr = cubic meter per nuclear reactor

GWh = gigawatt-hour
TWh = terawatt-hour

Performance Indicators	Unit	Year			Scope	GRI Ref.	GC Princ.
		2003	2004	2005			
WATER							
Cooling water drawn from river	10^9 m³	20.0	17.8	20.6	1	EN 21 / EN 22	8
Cooling water returned to river	10^9 m³	19.5	17.4	20.1	1	EN 7	8
Cooling water evaporated	10^9 m³	0.5	0.5	0.5	1	EN 7	8
Radioactive emissions to water							
Tritium	GBq/nr*	15.2	16.2	16.3	1	EN 12	8
Carbone-14	TBq/nr	13.0	13.2	13.3	1	EN 12	8
Iodine	GBq/nr	0.01	0.01	0.01	1	EN 12	8
Other Radioelements	GBq/nr	0.6	0.4	0.3	1	EN 12	8
Other emissions: copper	kg	-	-	98,028	1	EN 12	8
AIR							
Gas Emissions							
● CO_2 Emissions	kt	22,893	20,944	23,711	1	EN 8	8
● SO_2 Emissions	t	84,974	79,065	86,338	1	EN 10	8
NO_2 Emissions	t	100,826	91,898	116,792	1	EN 10	8
Dust	t	8,896	8,933	5,605	1	EN 10	8
Methane	kg	-	-	118,264	1	EN 10	8
Radioactive emissions to air							
Rare gas	TBq/nr	1.3	0.70	0.52	1	EN 10	8
Carbone-14	TBq/nr	0.17	0.18	0.18	1	EN 10	8
Tritium	TBq/nr	0.55	0.68	0.73	1	EN 10	8
Iodine	GBq/nr	0.034	0.052	0.031	1	EN 10	8
Other fission and activation products	GBq/nr	0.004	0.004	0.003	1	EN 10	8
Waste							
Total quantity of waste by type and destination							
● Low- and intermediate level solid radioactive packaged waste	m³/nr	99	95	103	1	EN 11	
Transported spent nuclear fuel	t uranium (UF6)	1,066	1,151	1,190	1	EN 11	8
Coal ash produced	t	679,633	632,167	775,921	1	EN 11	8
Coal ash recycled	t	839,443	884,658	870,927	1	EN 11	8
Gypsum produced (fully reclaimed)	t	69,599	68,201	93,416	1	EN 11	8
Desulfurization sludge	t	2,246	1,522	3,346	1		8
Significant environmental impact of main products and services							8
● Conventional industrial waste (outside waste generated by EGD)	t	67,482	84,450	NC	1	EN 14	8
● Of which reclaimed conventional industrial waste	t	31,244	53,457	NC	1	EN 14	8

Scope 1: EDF SA (environmental data), EDF SA and RTE (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

*nr: nuclear reactor.

Performance Indicators	Unit	Year 2003	Year 2004	Year 2005	Scope	GRI Ref.	GC Princ.
ENERGY							
Renewable energy: electricity generated by renewable energy sources	%	9.1	9.2	8.1	2	EN 17	9
Renewable energy: electricity generated by renewable energy sources (excluding hydraulic)	GWh	1,190	845	1,159	2	EN 17	9
Renewable energy: off-grid sites using photovoltaic technologies	unit	6,050	6,700	7,145	1	EN 17	9
Renewable energy: green electricity sales to end-users	GWh	2,122	5,663	3,833	2	EN 17	9
Energy consumption by primary source							
Internal consumption, pumping electricity	TWh	7.3	7.3	6.6	1	EN 3	8
Internal consumption, electricity	TWh	23.5	23.5	23.5	1	EN 3	8
ENVIRONMENTAL MANAGEMENT							
● Spending on environmental protection	€ millions	710	753	2,256	1	EN 35	
– Of which provisions	€ millions	NC	NC	1,523	1		
– Of which R&D environmental expenditure	€ millions	95	118	122	1		8
ISO 14001 certification	Group-wide environmental management system				2		8
OTHER							
Burial of new medium voltage power lines	%	91.3	94.3	94.4	1		8
Total population benefiting from off-grid rural electrification in developing countries	no.	77,785	132,922	222,096	1		

Scope 1: EDF SA (environmental data), EDF SA and RTE (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

Performance Indicators	Unit	Year 2003	2004	2005	Scope	GRI Ref.	GC Princ.
SOCIAL							
STAFF BREAKDOWN							
● Total EDF SA and RTE staff covered (as of 31/12)[1] by collective bargaining agreements	no.	110,089	109,463	108,557	1	LA 1	
● Other permanent EDF staff	no.	740	738	673	1	LA 1	
● Other temporary EDF staff	no.	370	360	264	1	LA 1	
● EDF staff not covered by collective bargaining agreements	no.	1,110	1,098	937	1	LA 1	
● Total EDF SA + RTE	no.	111,199	110,561	109,494	1	LA 1	
● Total EDF Group	no.	167,309	161,310	161,560	2		
● Total Executives (as defined by French regulation)	no.	25,928	26,513	27,220	1	LA 1	
● Women in managerial college	%	19.6	19.3	19.9	2	LA 11	6
Technicians and supervisory staff	no.	58,453	58,116	57,582	1	LA 1	
Operatives	no.	25,709	24,834	23,755	1	LA 1	
Gender Equality							
- Men staff	no.	86,055	85,228	84,285	1	LA 1	6
- Women staff	no.	24,035	24,235	24,272	1	LA 1	6
● - Men executives	no.	20,857	21,289	21,798	1	LA 1	6
● - Women executives	no.	5,071	5,224	5,422	1	LA 1	6
French staff posted abroad within EDF Group	no.	389	357	312	1	LA 2	
French staff returning to France + inter-affiliate mobility	no.	41	43	33	1	LA 2	
France to Group mobility	no.	378	217	172	1	LA 2	
HIRING / DEPARTURES / MOBILITY							
● Recruitment	no.	1,461	1,889	2,042	1	LA 2	
● Integration and rehire	no.	261	175	390	1	LA 2	
● Other hiring	no.	290	247	221	1	LA 2	
● Retirement	no.	3,755	2,026	2,441	1	LA 2	
● Resignation	no.	93	91	121	1	LA 2	
● Redundancies and dismissals	no.	44	39	36	1	LA 2	
● Death	no.	165	178	166	1	LA 2	
● Other departures	no.	592	579	851	1	LA 2	
OVERTIME							
Number of hours worked overtime	thousands	3,639	3,660	3,674	1		
OUTSIDE CONTRACTORS							
Average number of outside sub-contractors employed monthly	no.	2,257	1,909	NC	1	LA 1	

Scope 1: EDF SA (environmental data), EDF SA and RTE (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

1. Excluding company doctors and staff on long-term leave (over 90 days).

Performance Indicators	Unit	Year 2003	2004	2005	Scope	GRI Ref.	GC Princ.
WORKING HOURS							
Full-time staff	no.	75,340	75,614	83,372	1	LA1	
Part-time staff	no.	27,600	26,625	25,185	1	LA1	
Staff on contracts which admit overtime	no.	7,150	7,224	Included in full-time staff	1	LA1	
ABSENTEEISM							
● Hours missed / hours worked	%	9.1	9.2	8.8	1	LA 7	
Hours sick leave / hours worked	%	4.2	4.0	3.9	1	LA 7	
Hours of maternity or paternity leave / hours worked	%	0.7	0.7	0.7	1	LA 7	
HEALTH AND SAFETY							
● Fatal injuries	no.	9	8	5	1	LA 7	
● Injury frequency rate	%	4.9	4.3	4.7	1	LA 7	
● Degree of seriousness	%	0.28	0.17	0.22	1	LA 7	
● Number of work or road injuries (with or without leave)	no.	1,150	1,474	1,514	1	LA 7	
WAGES / SOCIAL SECURITY CONTRIBUTIONS / PROFIT SHARING							
Trends in main salary categories : average per month :							
Executives	€	3,431	3,530	3,655	1	EC 5	
Technicians and supervisory staff	€	2,061	2,120	2,200	1	EC 5	
Operatives	€	1,635	1,671	1,724	1	EC 5	
Social security contributions	€ millions	621	639	728	1	EC 5	
Wages and salaries gross	€ millions	7,359	7,633	7,722	1	EC 5	
Staff costs/ sales	%	25.3	25.9	25.6	1	EC 5	
Staff costs / VA	%	44.6	44.7	41.8	1	EC 5	
Staff costs / EBITDA	%	89.8	94.8	91.3	1	EC 5	
Average profit sharing earning per staff	€	866	938	983	1	EC 5	
MANAGEMENT – EMPLOYEE RELATIONS							
Number of collective bargaining agreements signed France and Group	no.	2 et 0	5 et 1	8 et 1	2		3
Staff covered by collective bargaining agreements	%	95	96	97	2		3

Scope 1: EDF SA (environmental data), EDF SA and RTE (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

Performance Indicators	Unit	Year 2003	2004	2005	Scope	GRI Ref.	GC Princ.
CSNP	no.	6	2	7	1	LA 13	3
CSC des CMP	no.	15	13	20	1	LA 13	3
CNHSCT	no.	9	7	9	1	LA 13	3
Rules and procedures on the informing and consulting of, and negotiations with staff regarding changes in corporate activities and organization		Joint committees held in all EDF SA units				LA 13	3
TRAINING							
Policy and programs specific to key core skill management and training		SFP + Corporate University training program				LA 17	
● Staff benefiting from training	no.	76,294	82,602	84,937	1	LA 9	
Training	%	69.3	75.3	77.6	1	LA 9	
Financial commitment (training spending / salaries paid)	%	8.3	8.1	6.9	1		
Employment and insertion of employees with disabilities							
Number of employees with disabilities	no.	2,593	2,697	2,721*	1		6
● Number of employees with disabilities hired	no.	106	107	63	1		6
Spending on solidarity	€ millions	129.65	167.9	NC	2		
Policies regarding the disabled		- Insertion policy for the disabled (5th three-year agreement 2002-2004 + 2005 amendment) - Accessibility of services to all disabled customers - R&D program « Include » (technical solutions and services for the disabled)				HR 4	1-6
CHARITABLE WORKS							
Committee Budgets (fulfilling 1% requirement)	€ millions	277	290	288	1	LA 12	

Scope 1: EDF SA (environmental data), EDF SA and RTE (social data)
Scope 2: EDF Group (excluding Edison for environmental data)

* Includes COTOREP staff and staff with IP over 10%.

May 2006

Corporate and Commercial Communication Division, Sustainable Development and Environment Division

EDF
22-30, avenue de Wagram
75382 Paris Cedex 08
www.edf.com
EDF SA capital stock €911,085,545 – 552 081 317 RCS Paris

2005 REPORT by the Chairman

of the EDF Board of Directors on corporate governance and internal control procedures

French law of August 1, 2003 on financial security (art. 117, 120 and 122)

eDF

Table of contents

DESIGN AND CREATION: SEQUOIA
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Introduction

In compliance with French law 2003-706 of August 1, 2003 on financial security, this report covers the preparation and organization of Board of Director meetings as well as the internal control procedures implemented at EDF SA, including those that apply to consolidated subsidiaries. The structure of this report is based on the Coso[1] reference system. The first section in Chapter Two describes the internal control framework and the three following sections list the procedures designed to achieve the three recognized objectives of internal control:

- Internal control procedures relating to the implementation and optimization of operations;
- Internal control procedures relating to the reliability of financial information;
- Internal control procedures relating to compliance with laws and regulations.

Chapter Three recalls the rapid development of internal controls within the EDF Group as well as the process implemented to draw up and validate this report, in line with the French financial markets authority *(Autorité des Marchés Financiers – AMF*[2]*)* recommendations.

The aim of this document is not to provide an exhaustive presentation of all the control methods within the Group but rather to focus on the procedures relating to activities or risks deemed to be significant.

This report sets out the systems which were in place throughout 2005.

Two major changes should be noted:

- A new audit and internal control policy, approved by the Executive Committee (Comex) on November 22, 2005 and which is currently being implemented (see 2.1.1);
- The implementation, since the stock market listing, of procedures designed to prevent any breach of stock market regulations (see 2.4.2)[3].

1. Committee of Sponsoring Organizations of the Treadway Commission.
2. See 2005 report of the AMF on corporate governance and internal control, published January 18, 2006.
3. Within the framework of the stock market listing a registration document was registered by the AMF on 07/13/5 and updated on 09/23/05.

1. Corporate governance

1.1 Preparation and organization of Board of Director meetings

1.1.1 Functioning of the Board of Directors

The Board of Directors determines the direction of Group activities and monitors the implementation of its guidelines. It meets once a month on average and deliberates on all the Group's strategic, economic, financial or technological aims as well as on matters expressly entrusted to it by law or which it has reserved for itself. It thus examined, in 2005, numerous subjects to do with the company's normal activities as well as the year's major events, particularly the preparation for and execution of the stock market listing and the resolution of the Edison situation. Four exceptional Board meetings were held to deliberate on these two major events in 2005, of which two for Edison and two relating to the opening of the company's capital.

In 2005, the Board of Directors comprised eighteen members[1]: six representatives of the French State, six individuals with relevant experience appointed by decree, as well as six elected employee representatives. In addition, the following attend Board meetings without the right to vote: representatives from the State Economic and Financial Control Commission[2] and the Secretary of the Works Council.

1. See law relating to the democratization of the public sector of July 26, 1983.
2. This body is the executive for the French State's economic and financial control, pursuant to the decree of May 26, 1955. Its control procedures may be exercised across a broad remit.

The regulations applying to the cumulation of mandates are respected by each Board director. The functioning of the Board of Directors in 2005 was supported by internal regulation voted by the meeting held on December 14, 2004.

1.1.2 Appointment and powers of the Chairman of the Board and of the Chief Operating Officers

The Chairman is appointed by decree following recommendation by the Board of Directors. The Chairman of the Board of Directors assumes the function of Chief Executive Officer. The Board determines the powers to be delegated. Thus the involvement of the Board of Directors is required on the following issues:

- Acquisitions or disposals worth more than €200 million. This limit is reduced to €50 million for operations which are not in line with the Group's strategic objectives;
- Property transactions exceeding €150 million;
- Financial transactions, subject each year to the Board's exceptional deliberation. Thus, in 2005, long-term loans of more than €2 billion and sureties, endorsements or guarantees, exceeding €500 million. Additionally, the Chairman advises the Board of sureties, endorsements or guarantees whose unit value is in excess of €100 million;
- Contracts or total contracts resulting from the same consultation (excluding nuclear fuel purchases) involving sums of more than €100 million; endorsements of more than €10 million for contracts initially examined by the Board and more than €100 million

for contracts not examined by the Board (including potential successive endorsements in these two cases);
- Long-term contracts for the purchase or sale of energy, by the Group or by an exclusively controlled subsidiary, for quantities of over 7 TWh/year per operation.

Pursuant to article 17 of the bylaws, the Board of Directors can appoint, following recommendation by the Chairman and Chief Executive Officer and the majority of the members present or represented, up to five Chief Officers. Their powers, and the duration of their mandate, are conferred to them by the Board of Directors, in agreement with the Chairman and Chief Executive Officer. At the end of 2005, the Chief Officers were:
- Jean-Louis Mathias, Chief Operating Officer, Integration and Deregulated Operations in France;
- Yann Laroche, Chief HR and Communications Officer;
- Daniel Camus, Chief Financial Officer.

1.1.3 Evaluation of the functioning of the Board of Directors

The attendance rate for directors at Board meetings was 84.9% in 2005. This rate should be seen within the context of the high number of Board meetings (14).

Consistent with the guidelines on high standards of corporate governance which recommend that the functioning of the Board of Directors be evaluated, the Board's internal regulation states, in article 15, that "the Board should conduct an annual evaluation of its functioning". In addition, this regulation specifies that "the Ethics Committee should report every year to the Board (…./…) on the development of Board functioning".

This evaluation was carried out through a questionnaire examined by the Ethics Committee then approved by the Board of Directors of October 19, 2005.

The results, examined at the beginning of 2006 by the Ethics Committee and the Board of Directors, show a good level of satisfaction for the directors as a whole. This does not rule out more deliberation into possible developments in Board of Director functioning.

1.2 Missions and functioning of the Board of Director working groups

In order to conduct its duties, the Board of Directors is supported by a number of working groups, charged with examining and preparing certain issues prior to their submission to the full Board. At the end of 2005, these were: the Audit Committee, the Strategy Committee and the Ethics Committee. During 2006, the Remuneration Committee will be established.

1.2.1 The Audit Committee

The Audit Committee, comprised of five members, is chaired by a Board director (a respected figure from outside the EDF Group). Prior to their submission to the Board, it reviews and comments on the Group's financial situation, its medium-term business plan and the budget, the annual and half-year financial statements, both parent company and consolidated, the risk control policy and the internal audit program. It also reviews the report of the Statutory Auditors.

The attendance rate for the Audit Committee, which averaged 94% in 2005, is high given the number of meetings (10).
The monitoring of risk was, notably, regularly examined by this Committee, with an in-depth review of the Group's risk mapping, its risk control procedures and the internal audit program across all areas, including for energy markets.

1.2.2 The Strategy Committee

The Strategy Committee, comprised of seven members, is chaired by a Board director (a respected figure from outside the EDF Group). It examines the Group's overall strategic development, its industrial and sales and marketing policies, the Public Service Agreement, the strategic agreements, alliances and partnerships. It comments on all growth projects, both external and internal, or on disposals submitted to the Board for prior approval, on strategy relating to the upstream and downstream operations of the nuclear fuel cycle, on the multi-year supply program for the reactors and downstream services as well as the contracts submitted to the Board for prior approval.
The Strategy Committee met four times in 2005, with an attendance rate of 85.7%, far higher than the average seen since 2001 (75.1%).

1.2.3 The Ethics Committee

The Ethics Committee, comprised of six members, is chaired by a Board director (a respected figure from outside the EDF Group). It ensures that ethical considerations are taken into account in the work of the Board of Directors and in the management of the company. It reports to the Board on:

- The methods chosen by the company to this end;
- The ethics procedure implemented by the Group;
- The procedural development at Board level (see 1.1.3);
- Annual reporting excluding financial statements;
- The annual reports from the Mediator and the Head of Ethics.

The attendance rate for the Ethics Committee in 2005 (95.8%) was the highest since its creation in September 2001.
In 2005, this Committee notably continued its in-depth review of the policy on partnership with service suppliers in the nuclear operations.

1.3 Information and training for directors

At each Board meeting the Chairman and Chief Executive Officer brings to the attention of Board members the main significant facts and events occurring in the company since the previous Board meeting.
The company also communicates information to Board directors, so that they may complement this by meeting with the Group's main executives, on subjects included in the Board's agenda.
In addition, in 2005, training sessions were organized for Board directors on the adoption of IFRS (International Financial Reporting Standards) as well as on financial expertise.

2. EDF Group internal control procedure

2.1 Internal control framework

2.1.1 Internal control policy

Following an in-depth review undertaken by the Audit Division in the middle of 2005, a new internal control policy was approved by the Executive Committee (Comex) on November 22, 2005. This aims to make management more responsible for its own internal control, in line with the delegation of management authority. Several levels of control were identified:

- Self regulation and reporting line control exercised at activity level;
- Internal control exercised within the structure of the management entity for the activities (at unit or controlled subsidiary level reporting to a Division of the parent company);
- Internal control exercised in the structure of the entity (Branch, Division or directly controlled subsidiary reporting directly to Group senior management).

Each of these levels of control is established in line with the corresponding level of delegation of management power and includes the control of control exercised by the inferior level. In addition, the anomalies detected by one management level as well as their rectification are reported to the level above.

Each Head of a Group operating or support function entity is henceforth designated an "internal control coordinator" and must, by the end of 2006, outline his or her internal control procedures based on a format established by the Group. The Head of Audit is responsible for driving the internal control process (professionalism of those involved, drawing up of a reference framework for control and self diagnosis...) ensuring, within the scope of this mission, the regular monitoring of control arrangements ("control of internal control" audits).

Regarding subsidiaries not controlled by the EDF Group, such as Edison and EnBW, where EDF is not the only shareholder, EDF's Board representatives are encouraged, within the framework of their powers and in cooperation with the other Board members, to monitor the quality of the internal control procedures in these subsidiaries.

2.1.2 Ethics policy and environmental quality

2.1.2.1 ETHICS POLICY

The ethics policy launched in 2003 aims to outline a reference framework for the definition of a set of criteria for individual or collective professional conduct in certain areas or businesses of the Group:

- in 2004, procurement procedures and the use of IT systems;
- in 2005, the definition of a supplier charter and the revised audit charter (see 2.1.4.3).

In addition, the ethical dimension is taken into account in fundamental processes such as recruitment, professional training and performance appraisal. In 2005, this ethics policy inspired the adoption of similar ethics policies

in subsidiary companies: a common policy in the four Polish companies, policy developed at EDF Energy and in the Group project Nam Theun, policy introduced at EnBW.
In May 2005, the Head of Ethics reported to the Board of Directors on the deployment of the ethics policy in the Group since March 2003 and on a review of the first year of functioning (2004) of the ethical alert system. Of a total of one hundred and thirty requests of an ethical nature, the handling, in support of management, of the alerts identified resulted in individual measures to correct or repair the shortfall or in collective measures aimed at procedures or behavior.
The results of the 2005 financial year are consistent with those of 2004; they do not change the assessments made for that financial year.

2.1.2.2 ENVIRONMENTAL QUALITY ASSURANCE

The environmental certification of the EDF Group was renewed in 2005 by a new authorising body[1]. The certificate was awarded in December 2005. This confirms the quality of the environmental management system in operation since 2002 which has been adapted to the new Group organization.
This certification guarantees better control of the environmental risks and greater respect for environmental considerations by the operational personnel.

2.1.3 Delegation of powers and technical authorizations

EDF's Board of Directors has granted its Chairman and Chief Executive Officer and his or her Chief Operating Officers a delegation of authority who, in turn, delegate part of their powers to their immediate associates. Such delegation of power provides the basis for further delegation of powers to the main operating managers. Following organizational changes in the Group at the end of 2004, new delegations of power were implemented in 2005.
Since June 2003, the new delegations of power have allowed greater control to be exercised over procurement contracts, with only the Head of Procurement able to sign off on purchasing contracts.
The powers of the 'nuclear energy operator' have been delegated to the Senior Executive Vice President in charge of Generation who in turn delegates to the Senior Vice Presidents in charge of Nuclear Operations and Nuclear Engineering.
Each facility manager, subject to prior assessment of relevant skills, issues the technical authorizations that allow people to work in facilities (power plants, electricity transmission lines, etc.) These requirements apply to all workers, be they employees of EDF or of other outside providers.

2.1.4 Internal control functioning

2.1.4.1 INTERNAL GROUP CONTROL BODIES

The Group is organized to respect two major priorities: to improve the functioning of the integrated Group and to involve the operational personnel in the decision-making process.
The Executive Committee comprises nine members who are directly attached to the operational and functional divisional management. Its composition reflects the need to give equal treatment to the Group's three strategic priorities:

1. DNV – Det Norske Veritas.

• Regulated activities in France;
• Deregulated activities in France;
• International activities.

A small number of decision-making committees support the Executive Committee: the France Coordination Committee, the Committee for Commitments and Shareholdings, the Senior Executive Development Committee and the Nuclear Safety Committee.

2.1.4.2 FINANCE DIVISION

The Finance Division ensures the tracking and control of financial risk. It monitors market trends and financial techniques; it assesses the financial risk involved in projects. The Chief Financial Officer chairs the Commitments and Shareholdings Committee (see 2.2.3.1).

Within the Group Control division:

– Financial Control is responsible for:

• Steering the processes of the Group's management cycle (medium-term budgeting and planning arising from the Strategic Development Plan), summarizing the major results of these processes and arbitrating between conflicting claims at Branch and Group levels by notifying the parties concerned, prior to decision-making, of the financial consequences of the planned projects or the performance levels proposed and providing analytical advice;
• Helping operational management to keep track of performance; monitoring of budget execution (involving forecast revision at least three times a year) and operational results is effected through regular broad-based performance appraisals across all operational divisions and subsidiaries;
• Acting as Group financial controller, notably by participating in investment monitoring and analysis to ensure economic and financial optimization.

Financial control is embedded at each managerial level. The financial controllers are members of the Management Committees of the entities to which they belong. Heads of Financial Control in the Group's entities are appointed and evaluated by the Chief Financial Officer.

– The Accounts Department is responsible for:

• Establishing a reference framework within the Group to guarantee the standardization of accounting treatment and the correct input from the upstream processes;
• Defining once a year the benchmarks to be deployed by process;
• Organizing feedback on implementation by the entities of the control procedures stipulated in the accounting and financial area (see 2.3.2.2).

Within the Corporate Finance and Treasury Department, the Financial Risk Control Department is responsible for managing interest rate, currency, cash flow and counterparty risk across the Group (see 2.2.2.2).

2.1.4.3 GROUP AUDIT FUNCTION

The Group's audit function is made up of all the Group's control resources involved in internal audit, at Group, parent company and affiliate[2] level. Supervision of this function is the Chairman's responsibility; he delegates this task to the Head of Audit. Pursuant to the SPEGEEG law[3] of August 9, 2004, the EDF distributor has cre-

2. According to separate agreements for non-EDF-controlled subsidiaries. Thus, the Transmission Network Manager (RTE EDF Transport) within the framework of the French law of February 10, 2000 giving it management autonomy, has developed its own control mechanisms: Audit Mission and Accounting and Finance Control.
3. Public Electricity and Gas Service and Electricity and Gas Companies.

ated its own audit function. A decision taken by the Chairman on September 10, 2004 defines the rules of its functioning within the Group's own Audit framework. It monitors the respect of the confidentiality rules with regard to sensitive information and the optimization of the resources dedicated to the control function.

The Group's audit division, which covers all the activities included in the Group[1] scope, applies the international standards defined by "The Institute of Internal Auditors":

– Qualification standards:
- The duties, powers and responsibilities of the auditors are defined in a charter approved by the Executive Committee on March 10, 2003 and presented to the Audit Committee. In the light of feedback and a benchmarking exercise, this charter is being revised;
- The Head of Audit reports directly to the Chairman;
- All the auditors are trained to use the same methodology, consistent with international standards. They are recruited from the Group's different business lines, as well as from external audit offices. Each auditor is evaluated at the end of each mission and a transfer to audit is considered as a positive career move;
- The number of auditors is in line with the industry average: 0.5 auditors per 1,000 employees[2];
- The audit process is laid out as a quality plan and performance indicators allow for the tracking of the different phases. An independent evaluation was conducted at the beginning of 2005. This evaluation confirmed the rigor of the processes in place, the upgrades introduced, such as the strengthening of audit follow-through, a natural part of the ongoing improvement process.

– Standards of functioning:
- The audit program is decided by the Chairman, after examination by the Audit Committee. It is based on the Group risk map and also includes the audits of internal control procedures implemented by operational divisions and corporate functions (see internal control policy) as well as project audits. So-called "snap" audits are also undertaken on request by an Executive Committee member (six in 2005);
- The audits lead to recommendations which, after ratification by the entities audited, form the basis for action plans. During the year that follows an audit, the Audit Division monitors the progress of the implementation of these rectification plans;
- The audits are presented in three ways to facilitate their appropriation: a detailed report for the audited entity, a summary report for the management of the audited entity, a summary report for members of the Executive Committee;
- Two meetings are systematically held with the Chairman and with the Audit Committee in order to examine the audit program, the salient facts as well as the closing dates for audits.

Along with strengthening the internal control procedures within the framework of the new policy, the audit division is refocusing on its core function: the "control of internal control", the coordination of internal control resources and the undertaking of cross-divisional audits and/or those relating to risk at Group level.

1. See note 2, page 9.
2. Source IFACI: results of the survey on internal audit practice in France in 2005.

In order to contribute to the strengthening of internal control procedures to be supported at divisional level, the Audit Division established, at the end of 2005, a diagnostic procedure to prevent, detect and handle incidences of fraud. Lastly, project audits are carried out to verify that risk factors, even at project organization level, are taken into account right from the start (see audits carried out into the opening of the capital and the employee shareholding plan).

2.1.4.4 CORPORATE RISK MANAGEMENT DIVISION

In an evolving context, the Group has strengthened its risk control procedures by the implementation of a global management and control process, managed by the Corporate Risk Management Division *(Direction du Contrôle des Risques Groupe - DCRG)*, reporting to the Chairman of EDF. Its main duties are as follows:

- Warn the Chairman and the Comex of emerging risks or those insufficiently identified;
- Devise and update on a half-yearly basis the mapping of Group risk identified by each entity (see 2.2.1);
- Consolidate and update the Group's risk control policy, ensuring notably the exhaustiveness and the consistency of the different sector risk control policies (see 2.2.2);
- Ensure the exhaustiveness and the relevance of risk analysis undertaken with regard to the Group's strategic priorities and presented to Executive Committee meetings for approval (CEP, CEC...);
- Ensure the deployment of the Group's policy on energy market risk and, more generally, to ensure the control of these energy market risks (see 2.2.2.1);
- Update and coordinate the Group's risk management policy (see Chairman's decision of June 14, 2005) by organizing regular risk control exercises to prepare for potential emergencies directly linked to the Group's businesses as well as those of a more general nature;
- Ensure the control of all suppliers and sensitive contracts in liaison with the Purchasing Division and the divisional managements of those businesses involved.

The Corporate Risk Management Division has complete independence in the execution of its duties and is supported by several levels of specialized counterparties at Group level (operational, subsidiary and corporate level management).

2.1.4.5 THE LEGAL AFFAIRS DIVISION

In order to remain as close as possible to the decision-making bodies, at Group, Branch or regional level, the organizational structure of the Legal Affairs Division is based on that of the EDF Group. The Legal Affairs Division keeps track of legislative and regulatory changes. It is consulted whenever contracts have to be drawn up and whenever the legal risks of corporate projects have to be analyzed. It also monitors major ongoing litigation. Its task leads it to issue warnings and to play a key role in avoiding litigation.

2.1.5 External controls

Like all quoted companies, EDF is subject to the scrutiny of the French financial market regulator, *(Autorité des Marchés Financiers* - AMF). The Statutory Auditors certify the EDF accounts at December 31, and also conduct a limited review on June 30. Affiliate accounts are also certified by their own local external Statutory Auditors. In that it is majority-controlled by the French State, EDF is also subject to special controls of its finances, management and internal control and purchasing by external public authorities: the French public accounting institution *(Cour des Comptes)*, the State controllers, the Inspectorate

of Public Finances, the Commission for Economic Affairs of the French National Assembly and Senate and the Markets Commission.
EDF is also regularly rated by financial, environmental and social responsibility rating agencies.

Owing to the nature of its business activities, EDF is also subject to control by the French energy regulatory body *(Commission de Régulation de l'Énergie – CRE)* as well as being accountable to the French government department responsible for nuclear safety *(Direction Générale de la Sûreté Nucléaire et de la Radioprotection – DGSNR)*.
The findings of all these different external review bodies feed into the Group's internal control process.

2.2 Internal control procedures relating to the implementation and optimization of the Group's operations

2.2.1 Corporate risk management

Consistent with the reporting schedule for the Group's half-year financial statements, the mapping of the Group's major risks is updated and consolidated each half-year by the Corporate Risk Management Division, based on information supplied by each entity. This half-yearly update of the risk map must be approved by the Executive Committee and presented to the Audit Committee as well as to the Statutory Auditors. It ensures that management and employee bodies have a regularly-updated picture of the Group's major risks and their level of control.
Each risk identified must be the subject of a clear action plan.
Responsibility for the Group's major risks is assigned to an executive appointed by the Executive Committee.
The risk mapping procedures form the basis of a number of other procedures across the Group: audit program, control of commitments and shareholdings…
The 'Risk factor' chapter of the AMF reference document was based on the Group's risk mapping which constitutes the up-to-date reference framework in matters of major risk.

2.2.2 Sector policy on risk control

2.2.2.1 CONTROL OF ENERGY MARKET RISK

The Chairman's decision of December 9, 2005 formalizes the policy on energy market risk which standardizes the management of these risks across the Group and stipulates the necessary procedures for its implementation and monitoring. This policy is fully applicable in the entities and subsidiaries of which the Group has the operational control. For the other subsidiaries, the EDF directors are charged with promoting its adoption.
This document specifies more particularly:

- The governance and assessment procedures, clearly separating the responsibilities with regard to the management and control of risk and allowing for the tracking of Group exposure;
- The risk control procedures involving Group management whenever risk limits are exceeded. Note that particularly rigorous risk control procedures are in operation at EDF Trading, given the specificity of the business activities and the fast reaction times required;

- The independence of the arrangements for controlling energy market risk, with a functional reporting line into the Corporate Risk Management Division.

The Executive Committee approves the mandates for risk management in the entities annually at the time of the budget. In addition, the Audit Committee comments on the Group's energy market risk policy.

2.2.2.2 FINANCIAL RISK CONTROL

The Group's development has led to the implementation of a dedicated entity, the Financial Risk Control Department, responsible for managing risks at Group level. These include foreign exchange and interest rates, cash flow and counterparty risk. This entity:

- Defines Group financial risk management policy and principles and the monitoring of their correct application, notably through the regular calculation of the risk indicators and the tracking of risk limits;
- Undertakes control exercises – methodology and organization – within the entities and subsidiaries controlled by the Group;
- Has operational control of EDF's dealing room responsible for the Group's treasury management. For these activities, a system of indicators and risk limits, verified daily, is in place to track and control financial risk exposure. The Group Treasury Director, the Head of the dealing room and the Head of Financial Risk Control are responsible for this and are in charge of responding the moment a limit is exceeded. An ad hoc committee does spot checks on limit compliance and decides on any specific limit changes. Regular internal audits ensure the effective implementation of control procedures.

An annual report on the implementation of financial risk management procedures is made to the Audit Committee.

Part of the Corporate Finance and Treasury Division within the Finance Division, this division has close operational links with the Corporate Risk Management Division in order to guarantee its independence.

2.2.3 Specific controls

2.2.3.1 PROCEDURE FOR APPROVING COMMITMENTS

In 2005, the Commitments and Shareholdings Committee (CEP) took over, with a broader scope, the remit of the Group Investment Committee. Chaired by the Chief Financial Officer, the CEP examines all the Group's commitments, particularly investment projects and long-term fuel contracts. It approves every investment involving sums in excess of €20 million. Since the end of March 2003, Committee meetings are systematically preceded by a meeting bringing together the experts at corporate level (Group Risk Control, Legal and Finance Divisions...) in order to verify the exhaustiveness and the depth of the risk analysis for projects submitted. Their work is based on a standardized risk analysis methodology for development projects which takes into account the full potential impact of a project and, particularly, evaluates a number of stress scenarios.

2.2.3.2 MANAGEMENT AND CONTROL OF INFORMATION SYSTEMS (IS)

The setting up of the IS Strategy Committee, chaired by the Chief Financial Officer, was postponed until 2006. Group strategy for the whole IS area will then be presented. During 2005, the most urgent decisions in the area of IS were taken by the Senior Executive Management in the France Coordination Committee (seven subjects addressed).

The 'IS Group Committee' which met five times in 2005, is collectively responsible for preparing key decisions which involve the IS activities. It is chaired by the Head of Information Systems who both manages the Department and reports to the Executive Committee for the delivery of its objectives. This Committee is also responsible for the monitoring of the IS Security policy, defined on September 19, 2005, and for consolidating risks in this area.

2.2.3.3 ADMINISTRATION AND SUPERVISION OF SUBSIDIARIES/AFFILIATES

Every subsidiary or affiliate is attached to a Senior Executive, who is a member of the Executive Committee, or his or her delegated representative. He or she assumes responsibility for managing the corporate strategy for this company as well as that of the Board directors he or she designates and to whom is addressed a letter outlining their remit and the objectives.

The Delegation of Board Directors and Companies, in place since 2002, monitors particularly closely:

- The updating of the mapping of company reporting lines, in light of decisions taken by the Executive Committee;
- The tracking of 'target composition profiles' which anticipates the assembly of the necessary collective and individual skills, as well as the profiles needed to represent EDF satisfactorily on the Board of affiliates, subsidiaries and shareholdings, in light of the strategy defined by the EDF Board directors to whom they are attached;
- Compliance with the process for the designation of Board directors, requiring prior management nomination (conformity with the target composition, control of the number of mandates, reporting line approval of the proposed administrator...);
- The professionalism of new directors (information via the internet site for the director community, professional training seminars and workshops).

2.2.4 Other control policies

EDF has also defined:

- A Group environmental policy signed by the Chairman on June 10, 2005;
- A Group insurance policy, approved by the Executive Committee in March 2003. This policy was presented to the Board of Directors on July 1, 2004 further to a report which had been submitted to the directors on October 23, 2003 relating to 'storm' risk cover for the transmission network. The Board took note of the report on EDF Group's situation with regard to identifiable insurable risks and on the cover in place on that date. In addition, it approved the action program for 2004-2005 and asked that the results of this be presented during the first half of 2006;
- A health and safety policy, signed by the Chairman in October 2003.

2.3 Control procedures relating to the reliability of financial information

2.3.1 EDF Group financial statements

2.3.1.1 GROUP ACCOUNTING STANDARDS AND PRINCIPLES

The accounting standards used by the EDF Group conform with international accounting standards (IFRS) including, since January 1, 2005, the impact of standards IAS 32 and 39 relating to financial instruments and IFRS 4 relating to insurance contracts.

The rules and accounting methods are described in the Group manual on accounting principles and summarized in the appendix to the financial statements.

2.3.1.2 PROCEDURE FOR DRAWING UP AND CONTROLLING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are published every half-year. The annual and half-year financial statements are submitted to the Audit Committee then to the Board of Directors. The annual financial statements are approved by the General Shareholders' Meeting.

In line with the objective of reducing the time taken to publish financial information from a closed financial period, the 2005 financial statements were published three weeks ahead of the equivalent date in 2004.

The consolidated financial statements are drawn up by the Consolidation Department, based on data entered locally by each entity (parent company units and affiliates), in line with Group standards, according to a common accounting chart.

Consistency is supported by the use of tools to establish the consolidation and identification of exchanges within the Group.

Accounting quality is ensured by a detailed analysis of the accounts and their variations at each quarterly consolidation period. This analysis is enhanced by close cooperation with the management control division at different levels of Group accounting.

2.3.2 EDF SA parent company accounts

2.3.2.1 PRINCIPLES AND ACCOUNTING STANDARDS

The EDF SA parent company accounts comply with French regulation. Options compatible with international standards (IFRS) are given priority wherever possible.

2.3.2.2 PROCEDURE FOR DRAWING UP AND CONTROLLING FINANCIAL STATEMENTS

The quality of the Divisional financial statements is guaranteed by a contractual relationship with the Accounting Consolidation Division. This contractual relationship involves, at each management level, annual certification at the close of a financial year, giving a true and fair view of the previous accounting period and highlighting improvements to be made in the next accounting period. In addition, several audit missions entering into the scope of the accounting function are included in the Group's audit program (for example, in 2005, capex management, obligatory purchase management, prevention, detection and handling of instances of fraud).

In addition to the parent company accounts, in compliance with French law[1], EDF presents to the energy regulatory body (CRE), after examination by the Statutory Auditors, unbundled accounts for each line of business: generation, electricity transmission and other activities. These accounts are prepared in compliance with the principles on unbundled accounts and with the recommendations made by the CRE. The transmission activity was spun off into a separate subsidiary on September 1, 2005, retroactive to January 1, 2005. This activity is now part of RTE EDF Transport and thus excluded from EDF SA's unbundled scope.

2.3.3 Internal control on the quality of the parent Group's accounting

Accounting and finance, which historically had internal control procedures, are now integrated in the new internal control policy defined at Group level at the end of 2005.

Within EDF SA, the control procedures for drawing up the accounts, already outlined in the report on internal control for 2004, have been implemented, in line with the reference control framework for accounting quality in each process and defined each year by the Accounting Consolidation Division.

2.3.3.1 INTERNAL CONTROL MEASURES TAKEN IN 2005

Ahead of the opening of the capital and the stock market listing, internal accounting and financial control was increasingly focused on risk and strategic areas.

- The control of rules on financial security was strengthened with regard to delegations of power, authorization, and the cumulation of tasks. In addition, EDF Gaz de France Distribution implemented a financial security kit specific to its activity.
- The customer area (tracking of customer accounts, outstanding disputes and the monitoring of working capital requirement) has been audited in order to prepare for the transfer of these accounts to the Customer Division.
- The customer billing area (energy and distribution) was the subject of checks to establish the correct evaluation of turnover.

The process of integrating financial information systems continued, particularly at EDF SA, with the preparations to deploy the SAP program within the Island Energy Systems, and at EDF Gaz de France Distribution in 2006 and 2007.

Work on a comprehensive review of process has started in order to guarantee financial security. Measures dedicated to ensure greater confidentiality of financial information across the Group have been ongoing.

2.3.3.2 2006 ACTION PLAN

Work to be undertaken will mainly focus on the quality of published information (quality of analysis and commentary associated with the establishment of the accounting produced locally in order to smooth and accelerate the establishment of the financial statements at Group level).

The updating of the financial security reference framework by the Accounting Consolidation Division to integrate the change in the Company's legal status and the global roll-out of the SAP tool will be finished in 2006.

The integration of the financial security rules into the SAP roll-out will continue in 2006.

In addition, the Accounting Consolidation Division will continue to improve internal control procedures in finance and accounting via:

1. Law 2000-108 of February 10, 2000, amended by law 2004-803 of August 9, 2004.

- Support for the new Group internal control policy adopted at the end of November 2005,
- Ongoing improvements in dialogue with the entities (coordination of a network, exchange of best practice...);
- The strengthening of the control reference framework in the sales process linked to financial security.

2.4 Control procedures relating to compliance with laws and regulations

2.4.1 Regulation relating to industrial operations

In the industrial operations, there are many more control procedures than those outlined above (see 2.1.2.2 "Environmental quality assurance"):

In the nuclear operations, two authorities are particularly worthy of note:

- The Inspector General for Nuclear Safety *(Inspecteur Général pour la Sûreté Nucléaire* – IGNS) who, on behalf of the Chairman, makes sure that all aspects of safety and radioprotection in the nuclear facilities are fully taken into account and publishes an external annual report;
- The Nuclear Inspection, an entity directly attached to the Head of the Nuclear Operations Division, whose job is to verify the level of safety in the different entities of the Nuclear Operations Division.

In the other areas (for example the control of pressure devices and the inspection of dams), each entity is responsible for defining and implementing adequate control procedures.

2.4.2 Stock market regulation

Since its stock market listing, EDF has prepared procedures in order to prevent any breach of stock market regulations.

Thus, a procedure outlining the respective roles within the company in terms of the establishment, validation and publication of financial information to be communicated has been defined.

In particular, a Financial Information Committee has been established, whose main missions are to ensure the validation and consistency of the different sources of EDF's financial communication as well as to examine and approve the content of all financial information channels. This committee comprises representatives from the Finance, Communications and Legal Divisions. It is chaired by the Chief Financial Officer.

In addition, a stock market compliance charter has been drawn up to serve as a reminder on the insider dealing rules and to anticipate the periods during which executives and employees may not trade the company shares. The corresponding list is being drawn up.

2.4.3 Other regulations

Control procedures also exist for compliance with regulations on working conditions, labor law and social benefits.

The implementation of management systems, particularly with regard to environmental considerations (see 2.1.2.2) and health and safety, has allowed for tighter control of compliance with regulations and the anticipation of regulatory developments.

3. The dynamics of change

For several years, changes in the organization and modus operandi have allowed the Group to clarify and strengthen the effectiveness of internal control procedures. Thus the implementation of a management and risk control process, the confirmation of the ethics policy, the drive to standardize and accelerate the establishment of the consolidated financial statements (notably in anticipating the new accounting standards) and, more recently, the implementation of a new Group organization are all part of this dynamic aimed at continuous improvement.

The EDF Group sees the Financial Security Law as an opportunity to build on this dynamic by involving the Group's executive management. The recent implementation of a new internal control policy, aimed at making executives responsible for their own internal control arrangements and which re-focuses the Audit Division on the control of this control and on the auditing of cross-functional priorities, critical to Group management, is all designed to work towards the same overall objective.

This report, based on those for 2003 and 2004, has been produced by a working group, coordinated by the Audit Division, with contributions from experts in the Legal, Corporate Risk Management, Corporate Finance, Treasury and Accountancy Divisions and from the offices of the General Secretary to the Board of Directors and the CEO's office. Contributions were also sought from the Ethics and Compliance teams, the Information Systems Division, the Board Director and Companies teams, the Environment and Sustainable Development teams and the Management and Organization Division.

This report has been reviewed by, successively, the Chief Operating Officers and the Audit Committee (February 17, 2006) and approved by the Board of Directors (February 22, 2006). It was also discussed with the Statutory Auditors.

Paris, February 22, 2006
EDF Chairman & CEO
Pierre Gadonneix



Statutory auditors' report

prepared in accordance with article L. 225-235 of the French Commercial Code, on the report prepared by the President of the Board of Directors on the internal control procedures relating to the preparation and processing of financial and accounting information

To the shareholders,

In our capacity as statutory auditors of Electricité de France S.A., and in accordance with article L. 225 235 of the French Commercial Code, we hereby report to you on the report prepared by the President of your company in accordance with article L. 225-37 of the French Commercial Code for the year ended December 31, 2005.

It is for the President to give an account, in his report, notably of the conditions in which the duties of Board of Directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information and assertions set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of the procedures we performed, we have no matters to report in connection with the information given on the company's internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President's report, prepared in accordance with article L. 225-37 of the French Commercial Code.

Paris-La Défense and Neuilly-sur-Seine, March 9, 2006

The Statutory Auditors

KPMG Audit		Département de KPMG S.A. Deloitte & Associés	
Jean-Luc Decornoy	Michel Piette	Amadou Raimi	Tristan Guerlain

This is a free translation into English of the independent auditors' report on the report prepared by the President of the Board of Directors of EDF on internal control procedures relating to the preparation and processing of financial and accounting information, signed and issued in the French language. It is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

May 2006

Corporate and Commercial Communication Division. Audit Division

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EDF SA capital stock €911,085,545 - 552 081 317 RCS Paris